    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 7, 2003


                                                     REGISTRATION NO. 333-107100
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                               AMENDMENT NO. 3 TO


                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         AMERICAN FINANCIAL GROUP, INC.
             (Exact name of registrant as specified in its charter)

             OHIO                            6331                         31-1544320
(State or other jurisdiction of  (Primary Standard Industrial   (I.R.S. Employer Identification
incorporation or organization)    Classification Code Number)               Number)

                             ---------------------
                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 579-2121
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                             JAMES C. KENNEDY, ESQ.
              VICE PRESIDENT, SECRETARY AND DEPUTY GENERAL COUNSEL
                         AMERICAN FINANCIAL GROUP, INC.
                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 579-2538
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

             MARK A. WEISS, ESQ.                          TIMOTHY E. HOBERG, ESQ.
     KEATING, MUETHING & KLEKAMP, P.L.L.              TAFT, STETTINIUS & HOLLISTER LLP
             1400 PROVIDENT TOWER                                SUITE 1800
            ONE EAST FOURTH STREET                           425 WALNUT STREET
            CINCINNATI, OHIO 45202                         CINCINNATI, OHIO 45202
        (513) 579-6599 (513) 357-9308

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the reorganization described in the enclosed proxy statement/prospectus have been satisfied or waived.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                         AMERICAN FINANCIAL CORPORATION
                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 579-2121


                                October   , 2003


Dear Shareholder:


     You are invited to attend a special meeting of shareholders of American Financial Corporation to be held at the offices of the company at One East Fourth Street, Ninth Floor, Cincinnati, Ohio 45202 on Thursday, November 20, 2003 at 10:30 a.m., Eastern Time. The purposes of the special meeting are:



     - To consider and act upon a proposal to approve an Amended and Restated Agreement and Plan of Reorganization and Merger, which we refer to as the merger agreement, pursuant to which American Financial Corporation and AFC Holding Company, American Financial Corporation's parent corporation, will each merge into American Financial Group, Inc., AFC Holding Company's parent corporation;


     - To grant authority to American Financial Corporation to adjourn or postpone the special meeting; and

     - To transact such other business as may properly come before the special meeting or any adjournment.


     Holders of American Financial Corporation voting securities of record at the close of business on September 30, 2003 are entitled to receive notice of and to vote at the meeting or any adjournment thereof.


     Ohio law requires the approval of the merger of American Financial Corporation into American Financial Group by the affirmative vote of both the holders of a majority of the total voting power of American Financial Corporation's stock and the affirmative vote of the holders of a majority of the 2,886,161 outstanding shares of American Financial Corporation's Series J Preferred Stock. Because American Financial Group holds approximately 79% of American Financial Corporation's voting power, the approval of a majority of the total voting power is assured but the approval of the holders of a majority of the Series J Preferred Stock is not assured.

     In addition to the shareholder approvals required by Ohio law, the merger agreement also requires the additional approval by the holders of a majority of the outstanding Series J Preferred Stock voting at the special meeting, excluding those shares beneficially owned by AFG, AFG's directors, executive officers, Carl H. Lindner and certain of their respective affiliates.


     This proxy statement/prospectus is being sent to holders of Series J Preferred Stock to provide them with information concerning American Financial Group, which we refer to as AFG, American Financial Corporation, which we refer to as AFC, AFC Holding Company, which we refer to as AFC Holding, and the proposed reorganization. The companies urge you to read the entire document, including the section entitled, "Risk Factors" beginning on page 12.


     Whether or not you plan to attend the special meeting, please complete, sign and date the accompanying proxy form and return it in the enclosed envelope. If you attend the special meeting, you may vote in person, even if you have previously returned your proxy form. We would appreciate your prompt consideration.

                                          By Order of the Board of Directors,

                                          James C. Kennedy
                                          Vice President, Deputy General Counsel
                                          and Secretary


Date: October   , 2003



     This proxy statement/prospectus and proxy card are dated October   , 2003
and were mailed to shareholders of American Financial Corporation beginning on
or about October   , 2003.


                             ---------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS


                                                               PAGE
                                                               ----
QUESTIONS AND ANSWERS ABOUT THE REORGANIZATION..............      4
SUMMARY.....................................................      7
RISK FACTORS................................................     12
FORWARD LOOKING STATEMENTS..................................     17
AMERICAN FINANCIAL CORPORATION SELECTED CONSOLIDATED
  HISTORICAL FINANCIAL DATA.................................     19
AMERICAN FINANCIAL GROUP SELECTED CONSOLIDATED HISTORICAL
  FINANCIAL DATA............................................     20
UNAUDITED PRO FORMA FINANCIAL INFORMATION...................     22
STOCK PRICE AND DIVIDEND INFORMATION........................     26
THE SPECIAL MEETING.........................................     27
  Introduction..............................................     27
  Matters to be Considered; Special Committee
     Recommendation.........................................     27
  Record Date and Voting....................................     27
  Vote Required.............................................     27
  Voting Agreement..........................................     28
  Revocability of Proxies...................................     29
  Solicitation of Proxies...................................     29
  Adjournment of the Special Meeting........................     29
  Dissenters' Rights........................................     29
THE REORGANIZATION..........................................     29
  Form of the Reorganization................................     29
  AFG's Reasons for the Reorganization......................     30
  Material U.S. Federal Income Tax Consequences.............     30
  U.S. Federal Income Tax Implications to Holders of AFC
     Series J Preferred Stock...............................     31
  Federal Securities Law Consequences.......................     32
  Conduct of Business if Reorganization Not Consummated.....     33
SPECIAL FACTORS.............................................     33
  Appointment of the Special Committee......................     33
  Meetings of the Special Committee.........................     33
  Recommendations of the Special Committee and the Board of
     Directors of AFC; Recommendation of the Board of
     Directors of AFG; Reasons for Recommendations..........     40
  Opinion of Special Committee's Financial Advisor..........     43
  Valuation Methodologies...................................     43
THE MERGER AGREEMENT........................................     49
  Terms of the Reorganization...............................     49
  Exchange of Certificates..................................     50
  Dissenter's Rights........................................     51
  Representations and Warranties............................     51
  Voting of AFC Common Stock................................     51

                                                               PAGE
                                                               ----
  Conditions to the Reorganization..........................     51
RIGHTS OF DISSENTING SHAREHOLDERS...........................     53
AMERICAN FINANCIAL GROUP, INC...............................     54
AMERICAN FINANCIAL CORPORATION..............................     55
AFC HOLDING COMPANY.........................................     55
DESCRIPTION OF AFG CAPITAL STOCK............................     55
COMPARISON OF SHAREHOLDER RIGHTS............................     56
SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT......     57
LEGAL MATTERS...............................................     58
EXPERTS.....................................................     58
SHAREHOLDER PROPOSALS FOR 2004 ANNUAL MEETING...............     58
WHERE YOU CAN FIND MORE INFORMATION.........................     59
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS AND FINANCIAL STATEMENTS OF
  AMERICAN FINANCIAL CORPORATION............................    F-1



ANNEX A -  Amended and Restated Agreement and Plan of Reorganization
           Among American Financial Group, Inc., AFC Holding Company and American Financial Corporation
ANNEX B -  Opinion of Duff & Phelps, LLC dated October 1, 2003
ANNEX C -  Section 1701.84 and 1701.85 of the Ohio Revised Code

                 QUESTIONS AND ANSWERS ABOUT THE REORGANIZATION


Q:   WHAT WILL OCCUR IN THE REORGANIZATION?


A: In the reorganization, AFC will merge into AFG. We refer to this merger as the AFC merger. In addition, immediately before the merger of AFC into AFG, AFC Holding will merge into AFG. We refer to this merger as the AFC Holding merger. We refer to the AFC merger and the AFC Holding merger collectively as the reorganization.


Q:   WHO IS ENTITLED TO VOTE ON THE REORGANIZATION?


A: Holders of common stock and Series J Preferred Stock of AFC are entitled to vote on the AFC merger. Because AFC Holding is a wholly-owed subsidiary of AFG, no shareholder vote is required to effect the AFC Holding merger.


Q:   WHAT WILL I RECEIVE FOR MY SHARES OF SERIES J PREFERRED STOCK?



A: $26.00 in value of AFG common stock for each share of Series J Preferred Stock you own. We will pay cash instead of a fractional share. The November 1, 2003 dividend on the Series J Preferred Stock will be paid in cash to holders of record on October 15, 2003. Accrued dividends from November 1, 2003 to the date of the merger will be paid in cash. The number of AFG shares you will receive in exchange for each share of Series J Preferred Stock will be equal to the result obtained by dividing $26.00 by the lesser of (i) the average of the mean of the daily high sales price and daily low sales price of the AFG common stock on the New York Stock Exchange for the 20 consecutive days in which such shares are trading or (ii) $27.00, as more fully described on page 50 of this document.



Q:   WHAT WILL YOUR VOTING RIGHTS BE IN AFG?


A: Subsequent to the reorganization and assuming an average price for AFG common stock of $23.00, you and the other former Series J holders will own approximately 4.5% of the issued and outstanding common stock of AFG. Non-affiliates of AFG currently hold approximately 2,704,031 shares (93.7%) of the Series J Preferred Stock. Based on the same price assumption, approximately 4% of AFG's common stock outstanding subsequent to the reorganization will have been issued as a result of the reorganization to the Series J holders who are not affiliated with AFG.


Q:   WHY DID AFC APPOINT A SPECIAL COMMITTEE OF ITS BOARD OF DIRECTORS?


A: AFG owns all outstanding shares of common stock of AFC Holding which owns all outstanding shares of common stock of AFC. Also, the boards of directors and senior executive officers of AFG, AFC Holding and AFC were identical until three members of the AFC board resigned and three new members, none of whom was employed or affiliated with any of AFG, AFC, AFC Holding or any of their respective subsidiaries, were elected to the board, after which the negotiation of the merger agreement began. These three newly-elected members of AFC's board of directors serve as the special committee. This special committee was appointed to evaluate and negotiate the terms of the AFC merger on behalf of the public holders of the Series J Preferred Stock before recommending to AFC's full board of directors whether to proceed with the proposed AFC merger.


Q:   WHEN DO YOU EXPECT THE REORGANIZATION TO BE COMPLETED?



A: We hope to complete the reorganization as quickly as possible after the special meeting. In order to complete the reorganization, we need approval of the AFC merger by AFC's Series J Preferred shareholders.



Q:   WHEN AND WHERE WILL THE SPECIAL MEETING TAKE PLACE?



A: AFC will hold the special meeting at 10:30 a.m. Eastern Time on Thursday, November 20, 2003 at AFC's offices, One East Fourth Street, Ninth Floor, Cincinnati, Ohio.

Q:   WHAT IS THE VOTE REQUIRED AT THE SPECIAL MEETING?


A: Ohio law requires that AFC's shareholders must approve the merger by a vote of a majority of AFC's total outstanding voting power and a majority of AFC's outstanding shares of Series J Preferred Stock. AFG, which owns 79% of AFC's total outstanding voting power, has indicated that it will vote in favor of the AFC merger, assuring the approval of a majority of AFC's total voting power. For the approval of the AFC merger by a majority of the Series J Holders, 1,443,081 shares of the 2,886,161 Series J Preferred Stock must vote in favor of the merger.


     In addition to the shareholder approvals required by Ohio law, the merger agreement also requires the approval of a majority of the outstanding Series J Preferred Stock voting on the AFC merger, excluding those shares beneficially owned by AFG, AFG's directors, executive officers, Carl H. Lindner and certain of their respective affiliates. The number of shares of Series J Preferred Stock held by non-affiliates required to approve the merger depends on the number of shares held by non-affiliates that are voted at the special meeting.



Q:   WHAT DO I NEED TO DO NOW?


A: After reviewing this proxy statement/prospectus, mail your completed, signed and dated proxy card in the enclosed return envelope as soon as possible so that your shares will be represented at the special meeting.


Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?


A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your brokerage firm regarding how to instruct them to vote your shares.


Q:   MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?


A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in three ways. First, you can send AFC a written statement that you would like to revoke your proxy. Second, you can send AFC a new signed and later-dated proxy card. Third, you can attend AFC's special meeting and vote in person. However, your attendance at the special meeting alone will not revoke your proxy.


Q:   HOW WILL MY SHARES BE VOTED IF I RETURN A BLANK PROXY CARD?


A: If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the reorganization.


Q:   WHAT WILL BE THE EFFECT IF I DO NOT VOTE?


A: Of the three voting requirements to approve the AFC merger, the approval of a majority of AFC's total voting power is assured. With respect to the requirement that the AFC merger be approved by a majority of AFC's outstanding shares of Series J Preferred Stock, not voting will have the same effect as voting against the reorganization. With respect to the requirement that the AFC merger be approved by a majority of shares of Series J Preferred Stock (other than shares owned by certain affiliates) actually voting, not voting will have no effect. As a result, shareholders wishing to reject the AFC merger should vote against the proposition, and shareholders wishing to approve the AFC merger should vote for the proposition.


Q:   SHOULD I SEND IN MY SERIES J PREFERRED STOCK CERTIFICATE NOW?


A: No. If the reorganization is completed, you will receive written instructions for exchanging your stock certificates.


Q:   WHO CAN ANSWER MY QUESTIONS ABOUT THE REORGANIZATION?


A: If you have more questions about the reorganization, please call Karl J. Grafe, Assistant General Counsel and Assistant Secretary, at (513) 579-2540.

     In addition, the firm of Morrow & Co. will be assisting AFC in soliciting proxies from holders of Series J Preferred Stock for the special meeting. You can also call Morrow & Co. toll free at (800) 607-0088 with questions regarding voting.

                                    SUMMARY

                                 THE COMPANIES

AMERICAN FINANCIAL GROUP, INC.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2121

     AFG is a holding company which, through AFC Holding, AFC and their subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life, and supplemental health insurance products. AFG was incorporated as an Ohio corporation in 1997 for the purpose of merging predecessor holding companies, one of which was AFC, which was originally incorporated in 1955. Our insurance subsidiaries have been operating as far back as the 1800s.

AFC HOLDING COMPANY
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2121

     AFC Holding Company is a wholly-owned, intermediate-level holding company of AFG. AFC Holding directly owns all outstanding shares of common stock of AFC.

AMERICAN FINANCIAL CORPORATION
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2121

     AFC is a holding company, majority-owned subsidiary of AFG. All of the outstanding shares of common stock, representing approximately 79% of the voting power of AFC, is owned by AFC Holding. The Series J Preferred Stock of AFC is publicly traded through the Archipelago system on the Pacific Stock Exchange and represents the remaining 21% of the voting power of AFC.

                               THE REORGANIZATION


     In the AFC merger, AFC will merge into AFG. The holders of Series J Preferred Stock will receive $26.00 in value of AFG common stock plus an amount in cash representing accrued dividends for each share of preferred stock owned calculated as provided in the Amended and Restated Agreement and Plan of Reorganization, and all shares of common stock of AFC will be canceled. Immediately before the merger of AFC into AFG, AFC Holding, a wholly-owned subsidiary of AFG, will merge into AFG. The reorganization will be effected through the Amended and Restated Agreement and Plan of Reorganization among AFC, AFC Holding and AFG, which we refer to as the merger agreement.


                         REASONS FOR THE REORGANIZATION

     The reorganization will simplify AFG's corporate structure in a manner that provides the following benefits:

     - Improve AFG's leverage ratios and cash flow;

     - Facilitate future capital raising;

     - Simplify AFG's tax structure; and

     - Eliminate AFC as a reporting company.

MATERIAL ADVANTAGES AND DISADVANTAGES OF THE AFC MERGER TO THE AFC SERIES J PREFERRED SHAREHOLDERS

     The following are material advantages of the AFC merger to the AFC Series J Preferred shareholders that were considered by the special committee as discussed in this document.

     - The lack of liquidity for the shares of Series J Preferred Stock makes it difficult for shareholders to sell their shares for cash and diversify their holdings without affecting adversely the trading price of the shares of Series J Preferred Stock;

     - Because the trading volume of the shares of AFG common stock is substantially greater than that of the Series J Preferred Stock, current holders of shares of Series J Preferred Stock will have the option of either holding the shares of AFG common stock which they receive in the AFC merger, or selling them if they wish to receive cash;

     - The terms of the AFC merger permit holders of Series J Preferred Stock to receive shares of AFG common stock in a tax-free transaction;

     - Holders of shares of Series J Preferred Stock will be entitled to exercise "dissenters' rights" under Ohio law;


     - The value of the AFC merger consideration of $26.00 plus accrued dividends per share of Series J Preferred Stock, along with the $1.00 per share dividend to be paid in cash on November 1, 2003: (i) exceeds the estimated present value (including future dividends as of September 19, 2003) of the price in cash at which the Series J Preferred Stock may be called in 2005, based on a range of current yields for comparable preferred securities with a Standard & Poor's credit rating of BB; (ii) exceeds the cash liquidation preference of the shares of Series J Preferred Stock; and (iii) exceeds the price at which the Series J Preferred Stock may be "cashed out" now in a merger transaction; and



     - The exchange value of $26.00 plus accrued dividends is higher than the average reported closing price of the Series J Preferred Stock of $20.67 over the past three years, exceeds the closing price of $19.00 on March 12, 2003, the last day on which the Series J Preferred Stock traded prior to April 17, 2003, the day of the announcement of the proposed AFC merger, and exceeds $24.00, the highest reported per share closing price at which the Series J Preferred Stock traded during the past three years preceding April 17, 2003.


     The following is the material disadvantage of the AFC Merger to the AFC shareholders that was considered by the special committee.

     - As holders of preferred securities of AFC, holders of shares of Series J Preferred Stock have a superior credit position to holders of common stock of AFC and are structurally favored over creditors and common stock holders of AFG, which advantages will be lost in the AFC merger.

                                STOCK OWNERSHIP


     As of September 30, 2003, Carl H. Lindner, S. Craig Lindner, Carl H. Lindner III, Keith E. Lindner and trusts for their benefit (collectively, the "Lindner Family") were the beneficial owners of approximately 44% of the AFG common stock. The Lindner Family may be deemed to be controlling persons of AFG. AFG beneficially owns all outstanding shares of AFC common stock, representing approximately 79% of the outstanding total voting power of AFC.



     In addition to the shareholder approvals required by Ohio law, the merger agreement also requires the additional approval of a majority of outstanding Series J Preferred Stock voting on the AFC merger, excluding those shares beneficially owned by AFG, AFG's directors, executive officers, Carl H. Lindner, and certain related persons. At September 30, 2003, the persons described in the preceding sentence collectively beneficially owned 182,130 shares, or 6.3%, of the outstanding Series J Preferred Stock.

                           SPECIAL COMMITTEE OF AFC'S
                               BOARD OF DIRECTORS

     The AFC board of directors appointed a special committee of the board of directors, consisting of three newly-elected members of the board who are not employees of, or otherwise affiliated with, either AFG or AFC. This special committee was appointed to evaluate and negotiate the terms of the AFC merger on behalf of the public holders of the Series J Preferred Stock and make a recommendation to the public shareholders with respect to the AFC merger.

                         RECOMMENDATION TO SHAREHOLDERS

     The board of directors of AFC, based on the unanimous recommendation of the special committee, unanimously recommends that holders of AFC Series J Preferred Stock adopt the merger agreement at the special meeting so that the reorganization may be completed.

                                 VOTE REQUIRED

     Ohio law requires that AFC's shareholders must approve the AFC merger by a vote of a majority of AFC's outstanding total voting power and a majority of AFC's outstanding shares of Series J Preferred Stock. In addition to the shareholder approvals required by Ohio law, the merger agreement also requires the additional approval of a majority of outstanding Series J Preferred Stock voting on the AFC merger, excluding those shares beneficially owned by AFG, AFG's directors, executive officers, Carl H. Lindner, and certain of their respective affiliates. AFG, which owns 79% of AFC's outstanding voting power, has indicated that it will vote in favor of the AFC merger, assuring the approval of a majority of AFC's total voting power. Because AFC Holding is a wholly-owned subsidiary of AFG, no shareholder approval is required for the AFC Holding merger.


                                VOTING AGREEMENT



     AFG has entered into a voting agreement with subsidiaries of The Commerce Group, Inc., collectively the beneficial holders of a total of approximately 287,000 shares (10%) of Series J Preferred Stock, providing that such beneficial holders will vote their shares of Series J Preferred Stock in favor of the AFC merger. AFG has also come to an understanding with ALLETE, Inc., the beneficial owner of approximately 75,000 shares (2.6%) of the Series J Preferred Stock, that such shares will be voted in favor of the AFC merger. AFG and the shareholders entered into these arrangements in connection with the amendment and restatement of the merger agreement which resulted in an increase in the merger consideration to be paid to holders of Series J Preferred Stock as discussed under, "The Special Meeting -- Voting Agreement" on page 28.


                  CONDITIONS TO COMPLETING THE REORGANIZATION

     To complete the AFC merger, AFG and AFC must satisfy a number of conditions including:

     - No legal impediment;

     - Effectiveness of registration statement, of which this proxy statement/prospectus is a part;

     - Approval by AFC shareholders;

     - Approval by holders of Series J Preferred Stock excluding certain affiliates; and

     - Receipt of a tax opinion.

     AFC's obligation to complete the AFC merger also requires compliance with a number of additional conditions including:

     - Receipt of the fairness opinion;

     - Representations of AFG remain true;

     - Compliance by AFG with agreements;

     - Receipt of regulatory approvals; and

     - Listing of AFG common stock to be issued.

     AFG's obligation to complete the AFC merger also requires compliance with a number of additional conditions including:

     - Representations of AFC remain true;

     - Compliance by AFC with agreements;

     - Receipt of required documents; and

     - Receipt of regulatory approvals.

     AFG and AFC have received the tax opinion described above. AFC or AFG could decide to complete the AFC merger even though one or more of these other conditions has not been met, except that AFC will not be able to complete the AFC merger if the fairness opinion of Duff & Phelps is withdrawn for any reason before the merger occurs. Neither AFC nor AFG can be certain when or if the conditions to the AFC merger will be satisfied or waived, or that the AFC merger will be completed.

                      TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated by AFG or AFC (acting through the special committee) under certain circumstances including:

     - by mutual agreement;


     - if the closing date is later than December 31, 2003;


     - if a court issues a permanent, non-appealable ruling permanently prohibiting the reorganization;

     - if the merger agreement is not approved by the required votes;

     - upon the breach of a representation or warranty of the other;

     - by AFC if any events, changes or developments have occurred which, individually or in the aggregate, have materially adversely affected, or are reasonably likely to materially adversely affect, the financial condition of AFG and its subsidiaries, taken as a whole;

     - by AFC if the special committee determines, after consultation with and based on the written legal advice of its legal counsel, that as a result of an event or condition which existed before the date of the merger agreement and should have been disclosed by AFG in its filings under the Securities Exchange Act of 1934 but was not so disclosed or which occurs after the date of the merger agreement, the special committee would violate its fiduciary duties in accordance with applicable law if AFC did not terminate the merger agreement; or

     - by AFG if the average closing price of the AFG common stock is less than $19.00 per share during a specified period prior to the special meeting.

                       FEDERAL INCOME TAX CONSIDERATIONS

     AFC has received an opinion of tax counsel, which is an annex to the merger agreement, stating that the merger will constitute a reorganization and holders of Series J Preferred Stock will not recognize any gain or loss for U.S. federal income tax purposes, except to the extent they receive cash for a fractional share or because they exercise dissenters' rights. AFG, AFC and holders of AFG common stock, will not recognize gain or loss as a result of the merger. Nonetheless, because tax matters are complicated, and tax results may vary among shareholders, AFG urges you to contact your own advisor to understand fully how the reorganization will affect you.

                       TERMS OF SERIES J PREFERRED STOCK

     Each share of Series J Preferred Stock receives an annual dividend of $2.00 per share. On liquidation, the holder of each share of Series J Preferred Stock is entitled to $25.00, plus accrued dividends. The Series J Preferred Stock votes on all matters voted upon by shareholders, with this series possessing approximately 21% of the voting power of AFC. AFC may, at its option, call for redemption all or part of the Series J Preferred Stock at specified times (beginning in 2005) and on specified terms. In addition, the terms of the Series J Preferred Stock permit AFC, at any time the statutory voting requirements are met, to engage in a merger with another party, including an affiliate of AFC, pursuant to which each share of Series J Preferred Stock would receive $25.00 plus accrued dividends.

                           TERMS OF AFG COMMON STOCK

     Holders of AFG common stock are entitled to share in the dividends that the board of directors validly declares from legally available funds. Currently, AFG pays an annual dividend of $0.50 per share. If AFG liquidates, holders of AFG common stock also are entitled to participate ratably in the assets remaining after AFG pays its liabilities and any preferred stock liquidation preferences (currently, AFG has no preferred stock outstanding). Holders of AFG common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. AFG common stock has no redemption provisions.

                            COMPARATIVE STOCK PRICES


     AFG common stock is traded on the New York Stock Exchange under the symbol "AFG". AFC's Series J Preferred Stock is traded through the Archipelago system
on the Pacific Stock Exchange under the symbol "AFI-J". On October   , 2003, the
day before the date of this document, the last reported sales price for a share
of AFG common stock was $     and for a share of Series J Preferred Stock was
$     .


                          OPINION OF FINANCIAL ADVISOR


     In deciding to recommend the AFC merger to the holders of Series J Preferred Stock, the special committee of AFC's board of directors considered the opinion of its financial advisor, Duff & Phelps, that the consideration to be received by holders of shares of Series J Preferred Stock in the AFC merger is fair, from a financial point of view, to the holders of Series J Preferred Stock. The written opinion of Duff & Phelps dated October 1, 2003, is attached as Annex B to this document. AFG encourages holders of Series J Preferred Stock to read this opinion.


                               DISSENTERS' RIGHTS


     Under Ohio law, holders of Series J Preferred Stock may dissent from the AFC merger and have the fair cash value of their shares paid to them. To exercise this right, holders must follow a number of procedures. These procedures include filing a demand for payment of the fair cash value of their shares and not voting in favor of the reorganization. For more information on how to exercise these rights, see "Rights of Dissenting Shareholders" on page 53 and Annex C.

                                  RISK FACTORS

     Preferred shareholders of AFC have been subject to nearly all of the following risks related to AFG as a result of their ownership of preferred stock of AFC, a subsidiary of AFG. Following the completion of the AFC merger, however, holders of Series J Preferred Stock would become holders of AFG common stock. If the AFC merger is not completed, holders of Series J Preferred Stock would have a preference as to the liquidation value of their shares upon a liquidation of AFC over holders of AFG common stock. Holders of Series J Preferred Stock who receive AFG common stock in the AFC merger will therefore have more exposure to the risk factors set forth below than they had prior to the merger.

     In considering whether to approve the reorganization, you should also consider, in addition to the other information contained in this document, the following matters.


HOLDERS OF SERIES J PREFERRED STOCK MAY EXPERIENCE DECREASED LIQUIDITY IF THE REORGANIZATION IS NOT COMPLETED


     If the reorganization is not completed, AFG may seek alternatives to achieve some of the goals of the reorganization. Although AFG has no plans to do so, AFG may attempt to acquire sufficient shares of Series J Preferred Stock so that it owns 80% of the total voting power of AFC and AFC will become part of its consolidated tax group. Such acquisition of Series J Preferred Stock would further decrease the trading volume of the Series J Preferred Stock and make it difficult for you to sell shares when you want or at a price you find attractive.


INTENSE COMPETITION COULD ADVERSELY AFFECT AFG'S PROFITABILITY.


     The specialty insurance business is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. AFG competes with other individual insurers, state funds and insurance groups of varying sizes, some of which are mutual insurance companies possessing competitive advantages in that all their profits inure to their policyholders. AFG also competes with self-insurance plans, captive programs and risk retention groups. In some or all of AFG's specialty lines, AFG competes with American International Group Inc., Chubb Corp., W.R. Berkley Corp., CNA Financial Corp., Philadelphia Consolidated Holdings Corp., Markel Corp. and St. Paul Companies, Inc. Because of the specialty nature of these coverages, competition is based primarily on service to policyholders and agents, specific characteristics of products offered and reputation for claims handling. Price, commissions and profit sharing terms are also important factors. Some of AFG's competitors have more capital and greater resources than it has, and may offer a broader range of products and lower prices than AFG offers.


AFG'S RESULTS MAY FLUCTUATE AS A RESULT OF CYCLICAL CHANGES IN THE SPECIALTY INSURANCE INDUSTRY.


     The underwriting profitability of the property and casualty insurance industry has been historically cyclical in nature. During periods when excess capital has been available, there has generally been increased price competition among insurers, often resulting in inadequately priced products and underwriting losses. Prolonged periods of underwriting losses tend to force some insurers to withdraw from the markets, decreasing available capital.

     Excess capital and intense premium rate competition caused a cyclical downturn which began in the late 1980's and continued into 2000. Inadequate pricing during much of this period led to a significant inadequacy in carried loss reserves. In addition, the rise in asbestos and environmental liabilities, loss-cost inflation, catastrophe losses, unpredictable jury awards, losses related to September 11, declining equity markets and lower interest rates have all contributed toward capital shortages which exist in many sectors today, including many of the specialty lines. This decrease in capital has allowed insurers to increase premium rates over the last couple of years to more appropriate levels.

     The trend of AFG's underwriting results typically follows that of the industry. The statutory combined ratios of AFG's property and casualty business were as follows:

 2002    2001     2000     1999     1998
 ----   ------   ------   ------   ------
101.6%  109.7%   108.8%   103.7%   111.1%

     Other major factors contributing to fluctuations in AFG's results include losses related to asbestos liabilities (1998, 2001 and 2002) and losses related to the terrorist attack on September 11, 2001. The improvement in underwriting results beginning in 2002 reflects the rise or hardening of prices in what is believed to be an upturn in the underwriting cycle for AFG and the industry. However, should capacity increase and price competition intensify, the cycle would reverse and negatively impact AFG's revenues and operating results.


AFG RELIES UPON INDEPENDENT AGENTS TO WRITE ITS INSURANCE POLICIES, AND IF AFG IS NOT ABLE TO ATTRACT AND RETAIN INDEPENDENT AGENTS, ITS RESULTS COULD BE NEGATIVELY AFFECTED.


     AFG's reliance on the independent agency market makes it vulnerable to a reduction in the amount of business written by agents. Many of AFG's competitors, like AFG, rely significantly on the independent agency market. Accordingly, AFG must compete with other insurance carriers for independent agents' business. Some of AFG's competitors offer a wider variety of products, lower price for insurance coverage or higher commissions to agents. While AFG believes that the products, pricing, commissions and services it offers are competitive, AFG may not be able to continue to attract and retain independent agents to sell its products, in which case, its revenues and earnings could be negatively affected.


AFG IS SUBJECT TO COMPREHENSIVE REGULATION, AND ITS ABILITY TO EARN PROFITS MAY BE RESTRICTED BY THESE REGULATIONS.


     AFG is subject to comprehensive regulation by government agencies in the states where its insurance company subsidiaries are domiciled and where these subsidiaries issue policies and handle claims, and AFG must obtain prior approval for certain corporate actions. The regulations may have the effect of limiting AFG's liquidity and may adversely affect AFG's results of operations. AFG must comply with regulations involving:

     - transferring cash to the parent company through the payment of dividends;

     - the acquisition or disposition of an insurance company or of any company controlling an insurance company;

     - approval or filing of premium rates and policy forms;

     - involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;

     - minimum amounts of capital and surplus that must be maintained;

     - limitations on types and amounts of investments;

     - limitation of the right to cancel or non-renew policies;

     - regulation of the right to withdraw from markets or terminate involvement with agencies;

     - licensing of insurers and agents;

     - reporting with respect to financial condition; and

     - transactions between an insurance company and any of its affiliates.

     In addition, state insurance department examiners perform periodic financial and market conduct examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than securityholders.

     There can be no assurance that existing insurance-related laws and regulations will not become more restrictive in the future or that new restrictive laws will not be enacted and, therefore, it is not possible to predict the potential effects of these laws and regulations on AFG. The costs of compliance or the failure to comply with existing or future regulations could harm AFG's financial results.


AS A HOLDING COMPANY, AFG IS DEPENDENT ON THE RESULTS OF OPERATIONS OF ITS INSURANCE COMPANY SUBSIDIARIES TO MEET ITS OBLIGATIONS AND PAY FUTURE DIVIDENDS.


     AFG is a holding company and a legal entity separate and distinct from its insurance company subsidiaries. As a holding company without significant operations of its own, AFG's principal sources of funds are dividends and other distributions from its insurance company subsidiaries. State insurance laws limit the ability of its insurance companies to pay dividends and require its insurance companies to maintain specified levels of statutory capital and surplus. Some states require that AFG give notice to the relevant state insurance commissioner prior to its insurance subsidiaries declaring any dividends and distributions payable to AFG. During the notice period, the state insurance commissioner may disallow all or part of the proposed dividend if it determines that the insurer's surplus as regards policyholders is not reasonable in relation to the insurer's liabilities and adequate to meet its financial needs. In addition, for competitive reasons, AFG's insurance companies need to maintain financial strength ratings which requires it to sustain capital levels in those subsidiaries. These restrictions affect the ability of AFG's insurance company subsidiaries to pay dividends and use their capital in other ways. AFG's rights to participate in any distribution of assets of its insurance company subsidiaries are subject to prior claims of policyholders and creditors (except to the extent that AFG's rights, if any, as a creditor are recognized). Consequently, AFG's ability to pay debts, expenses and cash dividends to AFG's shareholders may be limited.


AFG'S FAILURE TO MAINTAIN A COMMERCIALLY ACCEPTABLE FINANCIAL STRENGTH RATING WOULD SIGNIFICANTLY AND NEGATIVELY AFFECT ITS ABILITY TO COMPETE SUCCESSFULLY.


     Financial strength ratings are an important factor in establishing the competitive position of insurance companies and may be expected to have an effect on an insurance company's sales. A.M. Best has currently assigned AFG's insurance company subsidiaries ratings of "A (Excellent)" and "A- (Excellent)". According to A.M. Best, "A" and "A-" ratings are assigned to insurers which have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best's opinion, have a strong ability to meet their ongoing obligations to policyholders. A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities. There can be no assurance that AFG's rating or future changes to its rating will not affect its competitive position.


AFG MAY BE ADVERSELY IMPACTED BY A CHANGE IN ITS STANDARD & POOR'S OR MOODY'S RATINGS.



     On May 27, 2003, AFG was notified by Moody's Investors Service that its ratings were being placed under review for possible downgrade. On July 2, 2003, Moody's confirmed AFG's senior debt ratings at their current level but stated that the outlook for all of the ratings remains negative. Moody's has stated that its review for a possible downgrade was initiated due to Moody's continued concerns about AFG's holding company liquidity profile.



     AFG is rated by Standard & Poor's and Moody's, both independent corporate credit rating agencies. AFG's senior indebtedness is currently rated BBB by Standard & Poors and Baa3 by Moody's. Securities ratings are subject to revision or withdrawal at any time by the assigning rating organization. A security rating is not a recommendation to buy, sell or hold securities. An unfavorable change in either of these ratings could make it more expensive for AFG to access capital markets and may increase the interest rate charged to AFG under its current multi-bank credit line. AFG can give no assurance that it will maintain its current Standard & Poor's or Moody's ratings.

AFG IS A PARTY TO LITIGATION WHICH, IF DECIDED ADVERSELY TO IT, COULD IMPACT AFG'S FINANCIAL RESULTS.


     AFG and its subsidiaries are named as defendants in a number of lawsuits. Litigation, by its very nature, is unpredictable and the outcome of these cases is uncertain. Further, AFG is unable to predict the precise nature of the relief that may be sought or granted in any lawsuits or the effect that pending or future cases may have on its business, operations, profitability or financial condition.


LEGAL PRECEDENTS REGARDING POTENTIAL ASBESTOS LIABILITIES CONTINUE TO EVOLVE, AND ADVERSE DEVELOPMENTS COULD IMPACT AFG'S FINANCIAL RESULTS.


     AFG, its insurance company subsidiaries and its subsidiary, American Premier Underwriters, Inc., which we refer to as American Premier, are parties to litigation and receive claims asserting alleged injuries and damages from asbestos and other hazardous and toxic substances and workplace hazards and have established loss accruals for such potential liabilities. The ultimate loss for these claims may vary materially from amounts currently recorded as the conditions surrounding resolution of these claims continue to change. AFG is unable to predict the precise nature of the relief that may be granted in any lawsuits or the effect that future cases may have on AFG's business, operations, profitability or financial condition. In 2002 and 2001, AFG increased reserves relating to prior year's asbestos and environmental claims by $49 million and $108 million, respectively. As of June 30, 2003, the aggregate net reserves held by AFG's insurance company subsidiaries for asbestos claims was $290 million and for other environmental and mass tort claims was $155 million.


AFG IS SUBJECT TO ENVIRONMENTAL CLAIMS THAT MAY IMPACT ITS FINANCIAL RESULTS.


     American Premier is a party or named as a potentially responsible party in a number of proceedings and claims by regulatory agencies and private parties under various environmental protection laws, including the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), seeking to impose responsibility on American Premier for hazardous waste remediation costs at certain railroad and manufacturing sites formerly owned by it or its predecessor, Penn Central Transportation Company, and at certain other sites where hazardous waste allegedly generated by Penn Central's railroad operations and American Premier's former manufacturing operations is present. As of June 30, 2003 American Premier had $24 million reserved for environmental claims. It is difficult to estimate American Premier's liability for remediation costs at these sites for a number of reasons, including the number and financial resources of other potentially responsible parties involved at a given site, the varying availability of evidence by which to allocate responsibility among such parties, the wide range of costs for possible remediation alternatives, changing technology and the period of time over which these matters develop.


AFG'S PROPERTY AND CASUALTY RESERVES MAY BE INADEQUATE, WHICH COULD SIGNIFICANTLY AFFECT ITS FINANCIAL RESULTS.


     AFG records reserve liabilities for the estimated payment of losses and loss adjustment expenses for both reported and unreported claims. Due to the inherent uncertainty of estimating reserves, it has been necessary in the past, and may continue to be necessary in the future, to revise estimated liabilities as reflected in AFG's reserves for claims and related expenses. For example, in 2002, 2001 and 1998 AFG recorded charges of $171 million, $163 million and $156 million, respectively, to increase reserves relating to prior accident years and in 2000 and 1999 AFG recorded reductions of $60 million and $74 million, respectively, to reserves of prior accident years. To the extent that reserves are inadequate and are strengthened, the amount of such increase is treated as a charge to earnings in the period in which the deficiency is recognized. The historic development of reserves for losses and loss adjustment expense may not necessarily reflect future trends in the development of these amounts. Accordingly, it is not appropriate to extrapolate redundancies or deficiencies based on historical information.

VARIATIONS FROM THE ACTUARIAL ASSUMPTIONS USED TO ESTABLISH CERTAIN ASSETS AND LIABILITIES IN AFG'S ANNUITY, LIFE, ACCIDENT AND HEALTH BUSINESS COULD NEGATIVELY IMPACT AFG'S RESULTS.



     The earnings on certain products offered by AFG's annuity, life, accident and health business depend significantly upon the extent to which actual experience is consistent with the assumptions used in setting reserves and establishing and amortizing deferred policy acquisition costs ("DPAC"). These assumptions relate to investment yields (and spreads over fixed annuity crediting rates), mortality, surrenders and, on some policies, morbidity. Developing such assumptions is complex and involves information obtained from company-specific and industry-wide data, as well as general economic information. These assumptions, and therefore AFG's results of operations, could be negatively impacted by changes in any of the factors listed above. For example, AFG recorded a pretax charge of $12.5 million in the second quarter of 2003 due to the negative effect of lower interest rates on AFG's fixed annuity operations.



ADVERSE SECURITIES MARKET CONDITIONS CAN HAVE SIGNIFICANT AND NEGATIVE EFFECTS ON AFG'S INVESTMENT PORTFOLIO.


     AFG's results of operations depend in part on the performance of its invested assets. As of June 30, 2003, 92% of AFG's investment portfolio was invested in fixed maturity securities and 4% in equity securities. Certain risks are inherent in connection with fixed maturity securities, including loss upon default and price volatility in reaction to changes in interest rates and general market factors. An increase in interest rates lowers prices on fixed maturity securities, and any sales made during a period of increasing interest rates may result in losses. Conversely, investment income earned from future investments in fixed maturity securities will decrease if interest rates decrease.

     AFG cannot predict at this time whether and the extent to which industry sectors in which it maintains investments may suffer losses as a result of potential decreased commercial and economic activity, or how any such decrease might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities, or how the value of any underlying collateral might be affected.


THE CONTINUED THREAT OF TERRORISM AND ONGOING MILITARY AND OTHER ACTIONS MAY ADVERSELY AFFECT AFG'S FINANCIAL RESULTS.


     AFG incurred a loss of $25 million related to the terrorist attack on the World Trade Center in 2001. The continued threat of terrorism, both within the United States and abroad, and the ongoing military and other actions and heightened security measures taken in response to these types of threats, may cause significant volatility and declines in the equity markets in the United States, Europe and elsewhere, loss of life, property damage, additional disruptions to commerce and reduced economic activity. Actual terrorist attacks could cause losses from insurance claims related to AFG's property and casualty and life insurance operations with adverse financial consequences. The Terrorism Risk Insurance Act of 2002 requires that some coverage for terrorist acts be offered by primary property insurers such as AFG's insurance subsidiaries and provides Federal assistance for recovery of some large claims through 2005. In addition, some of the assets in its insurance subsidiaries' investment portfolios may be adversely affected by declines in the capital markets and economic activity caused by the continued threat of terrorism, ongoing military and other actions and heightened security measures.

     AFG can offer no assurances that the threats of future terrorist-like events in the United States and abroad or military actions by the United States will not have a material adverse effect on AFG's business, financial condition or results of operations.


THE INABILITY TO OBTAIN REINSURANCE COULD ADVERSELY IMPACT AFG'S RESULTS.


     AFG relies on the use of reinsurance to limit the amount of risk it retains. The following amounts of gross property and casualty premiums have been ceded to other insurers: 2002 -- $1.5 billion (39%); 2001 -- $938 million (27%); 2000 -- $593 million (18%). The availability and cost of reinsurance are subject to prevailing market conditions which are beyond AFG's control and which may affect its level of business and profitability. AFG is also subject to credit risk with respect to its reinsurers, as the ceding of risk to reinsurers does not relieve AFG of its liability to insureds.


CERTAIN SHAREHOLDERS EXERCISE SUBSTANTIAL CONTROL OVER AFG'S AFFAIRS AND MAY HAVE INTERESTS THAT DIFFER FROM YOUR INTERESTS.



     As of September 30, 2003, Carl H. Lindner, S. Craig Lindner, Carl H. Lindner III, Keith E. Lindner and trusts for their benefit, which we refer to collectively as the Lindner family, were the beneficial owners of approximately 44% of AFG's outstanding common stock. As a result, the Lindner family exercises substantial control over the election of AFG's board of directors and significantly influences its corporate actions. In addition, the American Financial Group, Inc. Retirement and Savings Plan owns approximately 11% of AFG's outstanding common stock. The board of directors of AFG appoints an Administrative Plan Committee of the Retirement And Savings Plan which directs the voting of shares held by the Retirement And Savings Plan. The Administrative Plan Committee is currently comprised solely of executive officers of AFG and AFC. The interests of the Lindner family, as well as the interests of the Retirement and Savings Plan, may differ from those of AFG's other shareholders and they may take actions that advance their respective interests to the detriment of other shareholders.



THE PRICE OF AFG'S COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY WHICH MAY MAKE IT DIFFICULT FOR YOU TO SELL COMMON STOCK ISSUABLE IN THE AFC MERGER WHEN YOU WANT AT A PRICE YOU FIND ATTRACTIVE.


     The price of AFG common stock as listed on the New York Stock Exchange, constantly changes. Since January 1, 2002, our common stock has traded at prices ranging between $17.90 and $30.30. AFG expects that the market price of its stock will continue to fluctuate. Holders of Series J Preferred Stock who receive AFG common stock in the AFC merger will also be subject to the risk of volatility and depressed prices of the AFG common stock.

     AFG's common stock price can fluctuate as a result of a variety of factors, many of which are beyond its control. These factors include:

     - actual or anticipated variations in AFG's quarterly operating results;

     - actual or anticipated changes in the dividends AFG pays on its common stock;

     - recommendations by securities analysts;

     - significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving AFG or its competitors;

     - operating and stock price performance of other companies that investors deem comparable to AFG;

     - news reports relating to trends, concerns and other issues in AFG's industry; and

     - geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as terrorist attacks, war, economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations, could also cause AFG's stock price to decrease regardless of its operating results.

     In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations also may adversely affect the market price of AFG's common stock.

                           FORWARD LOOKING STATEMENTS

     This proxy statement/prospectus and the documents incorporated by reference contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as "anticipates", "believes", "expects", "estimates", "intends", "plans", "seeks", "could", "may", "should", "will" or the negative version of those words or other comparable terminology. Examples of such forward-looking statements include statements relating to: expectations concerning market and other conditions and their effect on future premiums, revenues, earnings and investment activities; expected losses and the adequacy of reserves for asbestos, environmental pollution and mass tort claims, rate increases, improved loss experience and expected expense savings resulting from recent initiatives.

     Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including:

     - changes in economic conditions, including interest rates, performance of securities markets and the availability of capital;

     - regulatory actions;

     - changes in legal environment;

     - tax law changes;

     - levels of natural catastrophes, terrorist events, incidents of war and other major losses;

     - the ultimate amount of liabilities associated with certain asbestos and environmental-related claims;

     - the unpredictability of possible future litigation if certain settlements do not become effective;

     - adequacy of insurance reserves;

     - trends in mortality and morbidity;

     - availability of reinsurance and ability of reinsurers to pay their obligations;

     - competitive pressures, including the ability to obtain rate increases;
       and

     - changes in debt and claims paying ratings.

     All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. AFG and AFC believe that these factors include but are not limited to those described under "Risk Factors." Neither AFG nor AFC undertakes any obligation to publicly update or review any forward-looking statement.

     AFG and AFC caution you that these risk factors may not be exhaustive. AFG and AFC operate in a continually changing business environment, and new risk factors emerge from time to time. AFG and AFC cannot predict such new risk factors, nor can AFG or AFC assess the impact, if any, of such new risk factors on our businesses or the extent to which any factor or combination of factors may cause actual results to differ materially from those expressed or implied by any forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

     You should carefully read this prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

                         AMERICAN FINANCIAL CORPORATION
                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

     The following is a summary of selected financial data for AFC and its subsidiaries for the six-month periods ended June 30, 2003 and June 30, 2002 and the five years ended December 31, 2002. This summary should be read in conjunction with the financial statements and their notes which are included in this document.

                                      SIX MONTHS ENDED
                                          JUNE 30,                    YEAR ENDED DECEMBER 31,
                                      -----------------   -----------------------------------------------
                                       2003      2002      2002      2001      2000      1999      1998
                                      -------   -------   -------   -------   -------   -------   -------
EARNINGS STATEMENT DATA:
Total Revenues......................  $ 1,622   $ 1,846   $ 3,745   $ 3,929   $ 3,820   $ 3,359   $ 4,084
Operating Earnings Before Income
  Taxes.............................      104        87       195        70       120       310       269
Earnings (Loss) Before Extraordinary
  Items and Accounting Changes......       70        62       134        13       (23)      153       130
Extraordinary Items.................       --        --        --        --        --        (4)       (1)
Cumulative Effect of Accounting
  Changes(a)........................       --       (40)      (40)      (10)       (9)       (4)       --
Net Earnings (Loss).................       70        22        94         3       (32)      145       129
Ratio of Earnings to Fixed
  Charges(b):
  Including Annuity Benefits........     1.51      1.44      1.48      1.14      1.26      1.81      1.69
  Excluding Annuity Benefits........     3.81      3.14      3.36      1.56      2.02      4.01      3.44
Ratio of Earnings to Fixed Charges
  and Preferred Dividends(b):
  Including Annuity Benefits........     1.48      1.41      1.46      1.12      1.23      1.76      1.65
  Excluding Annuity Benefits........     3.42      2.90      3.09      1.45      1.87      3.67      3.15
BALANCE SHEET DATA:
Total Assets........................  $19,111   $18,509   $19,502   $17,398   $16,407   $16,024   $15,848
Long-term Debt:
  Holding Companies.................       20       242       268       228       204       113       315
  Subsidiaries......................      252       270       297       271       195       240       177
Minority Interest...................      550       476       494       461       510       490       524
Shareholders' Equity................    1,904     1,612     1,730     1,478     1,454     1,324     1,531

---------------

(a) Reflects the implementation in the following years of accounting changes mandated by recently enacted accounting standards:

        2002 -  SFAS #142 (Goodwill and Other Intangibles)
        2001 -  EITF 99-20 (Asset-backed Securities)
        2000 -  SFAS #133 (Derivatives)
        1999 -  SOP 98-5 (Start-up Costs)

(b) Fixed charges are computed on a "total enterprise" basis. For purposes of calculating the ratios, "earnings" have been computed by adding to pretax earnings the fixed charges and the minority interest in earnings of subsidiaries having fixed charges and the undistributed equity in losses of investees. Fixed charges include interest (including or excluding interest credited to annuity policyholders' accounts as indicated), amortization of debt premium/discount and expense, preferred dividend and distribution requirements of subsidiaries and a portion of rental expense deemed to be representative of the interest factor. Although the ratio of earnings to fixed charges excluding interest on annuities is not required or encouraged to be disclosed under Securities and Exchange Commission rules, it is presented because interest credited to annuity policyholders' accounts is not always considered a borrowing cost for an insurance company.

                            AMERICAN FINANCIAL GROUP
                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

     The following is a summary of selected financial data for AFG and its subsidiaries for the six-month periods ended June 30, 2003 and June 30, 2002 and the five years ended December 31, 2002. This summary should be read in conjunction with the financial statements and their notes which are incorporated by reference to this document.

                                         SIX MONTHS
                                       ENDED JUNE 30,                 YEAR ENDED DECEMBER 31,
                                      -----------------   -----------------------------------------------
                                       2003      2002      2002      2001      2000      1999      1998
                                      -------   -------   -------   -------   -------   -------   -------
EARNINGS STATEMENT DATA:
Total Revenues......................  $ 1,620   $ 1,844   $ 3,750   $ 3,924   $ 3,817   $ 3,360   $ 4,082
Operating Earnings Before Income
  Taxes.............................       89        75       178        56       110       302       274
Earnings (Loss) Before Extraordinary
  Items and Accounting Changes......       56        54       125        (5)      (47)      147       125
Extraordinary Items.................       --        --        --        --        --        (2)       (1)
Cumulative Effect of Accounting
  Changes(a)........................       --       (40)      (40)      (10)       (9)       (4)       --
Net Earnings (Loss).................       56        14        85       (15)      (56)      141       124
Basic Earnings (Loss) Per Common
  Share:
  Earnings (Loss) Before
    Extraordinary Items and
    Accounting Changes..............  $  0.80   $  0.79   $  1.82   $  (.07)  $  (.80)  $  2.46   $  2.04
  Net Earnings (Loss) Available to
    Common Shares...................     0.80      0.20      1.23      (.22)     (.95)     2.37      2.03
Diluted Earnings (Loss) Per Common
  Share:
  Earnings (Loss) Before
    Extraordinary Items and
    Accounting Changes..............  $  0.80   $  0.78   $  1.81   $  (.07)  $  (.80)  $  2.44   $  2.01
  Net Earnings (Loss) Available to
    Common Shares...................     0.80      0.19      1.22      (.22)     (.95)     2.35      2.00
Cash Dividends Paid Per Share of
  Common Stock......................  $ 0.125   $ 0.125   $   .50   $  1.00   $  1.00   $  1.00   $  1.00
Ratio of Earnings to Fixed
  Charges(b):
  Including Annuity Benefits........     1.35      1.31      1.37      1.06      1.18      1.71      1.65
  Excluding Annuity Benefits........     2.42      2.18      2.42      1.21      1.63      3.36      3.22
BALANCE SHEET DATA:
Total Assets........................  $19,141   $18,514   $19,505   $17,402   $16,416   $16,054   $15,845
Long-term Debt:
  Holding Companies.................      591       623       648       609       585       493       415
  Subsidiaries......................      252       270       297       271       195       240       177
Minority Interest...................      528       464       471       455       508       489       522
Shareholders' Equity................    1,874     1,615     1,726     1,498     1,549     1,340     1,716

---------------

(a) Reflects the implementation in the following years of accounting changes mandated by recently enacted accounting standards:

        2002 -  SFAS #142 (Goodwill and Other Intangibles)
        2001 -  EITF 99-20 (Asset-backed Securities)
        2000 -  SFAS #133 (Derivatives)
        1999 -  SOP 98-5 (Start-up Costs)

(b) Fixed charges are computed on a "total enterprise" basis. For purposes of calculating the ratios, "earnings" have been computed by adding to pretax earnings the fixed charges and the minority interest in earnings of subsidiaries having fixed charges and the undistributed equity in losses of investees. Fixed charges include interest (including or excluding interest credited to annuity policyholders' accounts as indicated), amortization of debt premium/discount and expense, preferred dividend and distribution requirements of subsidiaries and a portion of rental expense deemed to be representative of the interest factor. Although the ratio of earnings to fixed charges excluding interest on annuities is not required or encouraged to be disclosed under Securities and Exchange Commission rules, it is presented because interest credited to annuity policyholders' accounts is not always considered a borrowing cost for an insurance company.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following pro forma financial information is intended to provide information about how the reorganization might have affected AFG's historical financial statements if it had been consummated as of the beginning of the periods shown. The financial information is based upon and should be read in conjunction with the audited financial statements of AFG and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus. The results for interim periods are not necessarily indicative of results for the entire year.

     We have prepared the Pro Forma Balance Sheet assuming that:


          (i) AFG issued 3,450,123 shares of its Common Stock in exchange for the 2,886,161 shares of AFC Series J Preferred Stock outstanding, and


          (ii) Costs of the reorganization amount to $600,000.


     The shares assumed issued are based upon a closing price of $21.75 per AFG Common Share (on September 30, 2003) and an exchange price of $26.00 per AFC Preferred Share. The Pro Forma Balance Sheet has not been adjusted to reflect the dividends to be paid subsequent to June 30, 2003.


     The Pro Forma Statements of Earnings are based upon the same data and are further adjusted to reflect the February 2003 sale of 61% of Infinity Property and Casualty Corporation as of the beginning of the periods shown.

                         AMERICAN FINANCIAL GROUP, INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 2003

                                                             AFG                           AFG
                                                          HISTORICAL    ADJUSTMENTS     PRO FORMA
                                                          ----------    -----------     ---------
                                                                       (IN MILLIONS)
ASSETS:
  Cash and investments..................................  $13,655.9       $  (0.6)(5)   $13,655.3
  Recoverables from reinsurers and prepaid reinsurance
     premiums...........................................    2,873.1            --         2,873.1
  Agents' balances and premiums receivable..............      563.2            --           563.2
  Deferred acquisition costs............................      807.6            --           807.6
  Prepaid expenses, deferred charges and other assets...    1,072.1            --         1,072.1
  Goodwill..............................................      169.3            --           169.3
                                                          ---------       -------       ---------
                                                          $19,141.2       $  (0.6)      $19,140.6
                                                          =========       =======       =========
LIABILITIES AND CAPITAL:
  Unpaid losses and loss adjustment expenses............  $ 4,639.3       $    --       $ 4,639.3
  Unearned premiums.....................................    1,587.8            --         1,587.8
  Annuity benefits accumulated..........................    6,778.3            --         6,778.3
  Long-term debt........................................      842.4            --           842.4
  Accounts payable, accrued expenses and other
     liabilities........................................    2,891.6        (170.0)(4)     2,721.6
                                                          ---------       -------       ---------
     Total liabilities..................................   16,739.4        (170.0)       16,569.4
  Minority Interest.....................................      527.6         (72.2)(3)       455.4
  Shareholders' Equity..................................    1,874.2         170.0(4)
                                                                             71.6(3)(5)   2,115.8
                                                          ---------       -------       ---------
                                                          $19,141.2       $  (0.6)      $19,140.6
                                                          =========       =======       =========

                         AMERICAN FINANCIAL GROUP, INC.
        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                         SIX MONTHS ENDED JUNE 30, 2003


                                                                 ELIMINATE
                                                   ELIMINATE      LOSS ON
                                        AFG       INFINITY'S      SALE OF       AFG        MERGER         AFG
                                     HISTORICAL   ACCOUNTS(1)   INFINITY(2)   ADJUSTED   ADJUSTMENTS   PRO FORMA
                                     ----------   -----------   -----------   --------   -----------   ---------
                                                                    (IN MILLIONS)
INCOME:
  Property and casualty insurance
     premiums......................   $ 955.3       $(78.7)        $  --       $876.6      $   --       $ 876.6
  Investment income................     389.0         (8.1)           --        380.9          --         380.9
  Realized gains (losses)..........     (11.5)        (0.5)         39.4         27.4          --          27.4
  Other income.....................     286.8         (0.5)           --        286.3          --         286.3
                                      -------       ------         -----       ------      ------       -------
                                      1,619.6        (87.8)         39.4      1,571.2          --       1,571.2
COSTS AND EXPENSES:
  Property and casualty insurance:
     Losses and loss adjustment
       expenses....................     689.8        (64.3)           --        625.5          --         625.5
     Commissions and other
       underwriting expenses.......     280.3         (9.3)           --        271.0          --         271.0
  Annuity benefits.................     155.7           --            --        155.7          --         155.7
  Interest charges on borrowed
     money.........................      28.0         (2.1)           --         25.9          --          25.9
  Other operating and general
     expenses......................     377.3         (3.2)           --        374.1          --         374.1
                                      -------       ------         -----       ------      ------       -------
                                      1,531.1        (78.9)           --      1,452.2          --       1,452.2
                                      -------       ------         -----       ------      ------       -------
  Operating earnings before income
     taxes.........................      88.5         (8.9)         39.4        119.0          --         119.0
  Provision (credit) for income
     taxes.........................      19.8         (3.0)         13.8         30.6          --(4)       30.6
                                      -------       ------         -----       ------      ------       -------
  Net operating earnings...........      68.7         (5.9)         25.6         88.4          --          88.4
  Minority interest expense, net of
     tax...........................     (16.1)         0.1            --        (16.0)        2.9(6)      (13.1)
  Equity in net earnings (losses)
     of investees, net of tax......       3.0          1.5            --          4.5          --           4.5
                                      -------       ------         -----       ------      ------       -------
  EARNINGS BEFORE CUMULATIVE EFFECT
     OF ACCOUNTING CHANGE..........   $  55.6       $ (4.3)        $25.6       $ 76.9      $  2.9       $  79.8
                                      =======       ======         =====       ======      ======       =======
  EARNINGS PER COMMON SHARE BEFORE
     CUMULATIVE EFFECT OF AN
     ACCOUNTING CHANGE
     Basic.........................   $  0.80                                  $ 1.11                   $  1.09(7)
                                      =======                                  ======                   =======
     Diluted.......................   $  0.80                                  $ 1.10                   $  1.09(7)
                                      =======                                  ======                   =======
  Average number of Common Shares:
     Basic.........................    69,435                                               3,450(3)     72,885
     Diluted.......................    69,665                                               3,450(3)     73,115

                         AMERICAN FINANCIAL GROUP, INC.
        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 2002


                                                       ELIMINATE
                                            AFG       INFINITY'S      AFG        MERGER         AFG
                                         HISTORICAL   ACCOUNTS(1)   ADJUSTED   ADJUSTMENTS   PRO FORMA
                                         ----------   -----------   --------   -----------   ---------
                                                                 (IN MILLIONS)
INCOME:
  Property and casualty insurance
     premiums..........................   $2,402.6      $(753.1)    $1,649.5     $   --      $1,649.5
  Investment income....................      862.7        (78.3)       784.4         --         784.4
  Realized losses......................      (80.6)        (4.8)       (85.4)        --         (85.4)
  Other income.........................      564.9         (4.2)       560.7         --         560.7
                                          --------      -------     --------     ------      --------
                                           3,749.6       (840.4)     2,909.2         --       2,909.2
COSTS AND EXPENSES:
  Property and casualty insurance:
     Losses and loss adjustment
       expenses........................    1,814.7       (618.8)     1,195.9         --       1,195.9
     Commissions and other underwriting
       expenses........................      614.2       (105.2)       509.0         --         509.0
  Annuity benefits.....................      301.0           --        301.0         --         301.0
  Interest charges on borrowed money...       60.4        (12.0)        48.4         --          48.4
  Other operating and general
     expenses..........................      781.3        (29.4)       751.9         --         751.9
                                          --------      -------     --------     ------      --------
                                           3,571.6       (765.4)     2,806.2         --       2,806.2
                                          --------      -------     --------     ------      --------
  Operating earnings before income
     taxes.............................      178.0        (75.0)       103.0         --         103.0
  Provision (credit) for income
     taxes.............................       17.9        (26.6)        (8.7)        --(4)       (8.7)
                                          --------      -------     --------     ------      --------
  Net operating earnings...............      160.1        (48.4)       111.7         --         111.7
  Minority interest expense, net of
     tax...............................      (26.1)        (0.1)       (26.2)       5.8(6)      (20.4)
  Equity in net earnings (losses) of
     investees, net of tax.............       (9.0)        10.8          1.8         --           1.8
                                          --------      -------     --------     ------      --------
  EARNINGS BEFORE CUMULATIVE EFFECT OF
     ACCOUNTING CHANGE.................   $  125.0      $ (37.7)    $   87.3     $  5.8      $   93.1
                                          ========      =======     ========     ======      ========
  EARNINGS PER COMMON SHARE BEFORE
     CUMULATIVE EFFECT OF AN ACCOUNTING
     CHANGE
     Basic.............................   $   1.82                  $   1.27                 $   1.29(7)
                                          ========                  ========                 ========
     Diluted...........................   $   1.81                  $   1.26                 $   1.28(7)
                                          ========                  ========                 ========
  Average number of Common Shares:
     Basic.............................     68,800                                3,450(3)     72,250
     Diluted...........................     69,203                                3,450(3)     72,653


               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

(1) Reflects the elimination of: (i) Infinity Property and Casualty Corporation for the periods it was consolidated with AFG prior to the sale of 61% of Infinity in February 2003, (ii) the personal lines business written through agents by AFG's principal property and casualty subsidiary which was assumed by Infinity beginning in 2003, and (iii) inter-company losses and basis differences on securities sold by Infinity. Certain reclassifications have been made to conform to AFG's presentation.

(2) Reflects the elimination of AFG's $39.4 million loss on the sale of 61% of Infinity in February 2003.


(3) Reflects the issuance of 3,450,123 shares of AFG Common Stock in exchange for all of the AFC Series J Preferred Stock as of the first day of the periods shown. The exchange will be accounted for as a capital transaction.


(4) Reflects the elimination of a $170 million deferred tax liability associated with shares of AFG Common Stock held by AFC and a subsidiary. AFC accounted for this investment (and its predecessor) under the equity method as an investee since 1982. AFC recorded deferred income taxes on its equity in investee earnings (aggregating approximately $130 million). Because AFG and AFC were in different tax groups, AFC also recorded approximately $40 million in deferred taxes related to AFG dividends received. If the AFC Merger is approved, the $170 million liability will be eliminated (Balance Sheet only*).

(5) Reflects $600,000 in estimated costs of the reorganization (Balance Sheet only*).

(6) Reflects the elimination of AFC Series J dividends of $2.9 million in the six months ended June 30, 2003, and $5.8 million in 2002. AFC paid annual dividends of $2.00 per share on 2,886,161 outstanding shares.


(7) Any excess consideration paid over the carrying value of the Series J Preferred will be deducted in arriving at earnings available to common shareholders. Pro forma earnings per share have not been adjusted to reflect the assumed deduction of the $2.9 million reflected in note (3) above(*).

---------------

(*) In accordance with SEC guidelines, adjustments for nonrecurring charges or credits (such as these) that are directly attributable to the transaction are not reflected in the Pro Forma Statements of Earnings.

                      STOCK PRICE AND DIVIDEND INFORMATION

     AFG common stock is traded on the NYSE under the symbol "AFG." The Series J Preferred Stock of AFC is traded on the Pacific Stock Exchange under the symbol "AFI-J." All outstanding shares of AFC common stock are beneficially owned by AFG.

     The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of AFG common stock and Series J Preferred Stock and the dividends per share declared during such quarter.


                                               AFG COMMON STOCK         SERIES J PREFERRED STOCK
                                          --------------------------   --------------------------
                                           HIGH     LOW     DIVIDEND    HIGH     LOW     DIVIDEND
                                          ------   ------   --------   ------   ------   --------
2001
  First Quarter.........................  $29.00   $21.80    $ 0.25    $21.00   $20.00    $  --
  Second Quarter........................   30.30    23.30      0.25     22.00    19.00     1.00
  Third Quarter.........................   30.75    18.35      0.25     22.50    19.50       --
  Fourth Quarter........................   25.33    20.20      0.25     21.95    21.00     1.00
2002
  First Quarter.........................  $28.81   $22.85    $0.125    $23.00   $21.25    $  --
  Second Quarter........................   30.30    22.51     0.125     24.00    15.30     1.00
  Third Quarter.........................   26.30    17.90     0.125     21.00    18.50       --
  Fourth Quarter........................   24.80    20.82     0.125     23.50    16.75     1.00
2003
  First Quarter.........................  $24.21   $18.00    $0.125    $21.11   $16.50    $  --
  Second Quarter........................   23.90    19.27     0.125     20.00    19.00     1.00
  Third Quarter.........................   23.77    21.27     0.125     25.50    19.25       --



     On October   , 2003 the last reported sales prices for the AFG common stock
on the NYSE was $     and the last reported sales price for the Series J
Preferred Stock on the Pacific Stock Exchange was $     . As of October 1, 2003
there were approximately 13,000 holders of record of AFG common stock and 900 holders of record of Series J Preferred Stock.

                              THE SPECIAL MEETING

INTRODUCTION


     This document is being furnished to the shareholders of AFC in connection with the solicitation of proxies by the board of directors of AFC for use at the special meeting of AFC shareholders to be held on Thursday, November 20, 2003 at 10:30 a.m., Eastern Time, at the offices of AFC at One East Fourth Street, Ninth Floor, Cincinnati, Ohio, and at any adjournments or postponements thereof. Each copy of this document mailed to AFC shareholders is accompanied by a proxy card furnished in connection with the solicitation of proxies by the AFC board of directors for use at the special meeting.


MATTERS TO BE CONSIDERED; SPECIAL COMMITTEE RECOMMENDATION

     At the special meeting, AFC shareholders will be asked to adopt the merger agreement and vote upon such other business as may properly come before the special meeting or any adjournments or postponements thereof (including, without limitation, adjournment or postponement of the special meeting in order to allow for additional solicitation of shareholder votes in order to obtain a quorum or in order to obtain more votes in favor of the merger agreement). The board of directors knows of no business that will be presented for consideration at the special meeting other than the merger agreement.

     THE BOARD OF DIRECTORS OF AFC, BASED ON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, UNANIMOUSLY RECOMMENDS THAT AFC SHAREHOLDERS ADOPT THE MERGER AGREEMENT AT THE SPECIAL MEETING SO THAT THE REORGANIZATION MAY BE COMPLETED. ACCORDINGLY, THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

     SHAREHOLDERS ARE REQUESTED PROMPTLY TO COMPLETE, DATE, SIGN AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

RECORD DATE AND VOTING


     Only the holders of record of AFC common stock and Series J Preferred Stock as of the close of business on September 30, 2003 are entitled to notice of and to vote at the special meeting. At the close of business on September 30, 2003, there were 2,886,161 shares of Series J Preferred Stock outstanding and entitled to vote, held by approximately 900 shareholders of record and beneficially by approximately 850 shareholders. Affiliates of AFC and certain members of their families hold 182,130 shares of the Series J Preferred Stock. Other persons hold 2,704,031 shares of the Series J Preferred Stock. On September 30, 2003, there were 10,593,000 shares of AFC common stock outstanding, each of which was beneficially owned by AFG and entitled to one vote per share on any matter voted on at the special meeting.



     The presence, either in person or by proxy, of the holders of a majority of the outstanding voting power of AFC as of September 30, 2003 is necessary to constitute a quorum at the special meeting. Broker non-votes and abstentions count for the purpose of determining a quorum at the special meeting.



     HOLDERS OF SERIES J PREFERRED STOCK SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. HOLDERS OF SERIES J PREFERRED STOCK WILL BE SENT INFORMATION REGARDING THE EXCHANGE OF THEIR STOCK CERTIFICATES AS SOON AS PRACTICABLE AFTER THE COMPLETION OF THE AFG MERGER IF THE MERGER AGREEMENT IS ADOPTED.


VOTE REQUIRED


     Ohio law requires the approval of the merger of AFC into AFG by the affirmative vote of both the holders of a majority of the voting power of AFC's stock and the affirmative vote of the holders of a majority of the outstanding shares of AFC's Series J Preferred Stock at the special meeting. BECAUSE AFG HOLDS APPROXIMATELY 79% OF AFC VOTING POWER, THE APPROVAL OF A MAJORITY OF THE VOTING POWER IS ASSURED BUT THE APPROVAL OF THE HOLDERS OF A MAJORITY OF THE SERIES J PREFERRED STOCK IS NOT ASSURED. THE AFFIRMATIVE VOTE OF THE HOLDERS OF 1,443,081 OUTSTANDING SHARES OF AFC'S SERIES J PREFERRED STOCK IS REQUIRED TO APPROVE THE MERGER.

     In addition to the shareholder approvals required by Ohio law, the merger agreement also requires the approval by the holders of a majority of outstanding Series J Preferred Stock voting at the special meeting, excluding those shares beneficially owned by AFG, AFG's directors, executive officers, Carl H. Lindner, Jr. and certain of their respective affiliates. The number of Series J Preferred Shares held by non-affiliates required to approve the merger depends on the number of shares held by non-affiliates that are voted at the special meeting.

     THE FAILURE TO SUBMIT A PROXY CARD OR VOTE IN PERSON, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE FOLLOWING EFFECTS. OF THE THREE VOTING REQUIREMENTS TO APPROVE THE AFC MERGER, THE APPROVAL OF A MAJORITY OF AFC'S TOTAL VOTING POWER IS ASSURED. WITH RESPECT TO THE REQUIREMENT THAT THE AFC MERGER BE APPROVED BY A MAJORITY OF AFC'S OUTSTANDING SHARES OF SERIES J PREFERRED STOCK, NOT VOTING WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE REORGANIZATION. WITH RESPECT TO THE REQUIREMENT THAT THE AFC MERGER BE APPROVED BY A MAJORITY OF SHARES OF SERIES J PREFERRED STOCK (OTHER THAN SHARES OWNED BY CERTAIN AFFILIATES, AS DEFINED IN THE MERGER AGREEMENT) ACTUALLY VOTING, NOT VOTING WILL HAVE NO EFFECT. AS A RESULT, SHAREHOLDERS WISHING TO REJECT THE AFC MERGER SHOULD VOTE AGAINST THE PROPOSITION, AND SHAREHOLDERS WISHING TO APPROVE THE AFC MERGER SHOULD VOTE FOR THE PROPOSITION. BROKERS WHO HOLD SHARES OF SERIES J PREFERRED STOCK AS NOMINEES WILL NOT HAVE DISCRETIONARY AUTHORITY TO VOTE SHARES WITH RESPECT TO THE MERGER AGREEMENT ABSENT INSTRUCTIONS FROM THE BENEFICIAL OWNER.

     The proxy holders named in the enclosed proxy card will vote all of the AFC shares represented by proxy cards that are properly signed and returned by shareholders in accordance with the instructions contained therein. Specify your voting choices by marking the appropriate boxes on the proxy card.

     IF YOU PROPERLY SIGN AND RETURN THE PROXY CARD SENT TO YOU BY AFC, BUT DO NOT SPECIFY YOUR VOTING CHOICES, YOUR SHARES WILL BE VOTED "FOR" THE ADOPTION OF THE MERGER AGREEMENT AS RECOMMENDED BY THE BOARD OF DIRECTORS.

     The AFC board of directors is not aware of any matters other than the reorganization that may be brought before the special meeting. If any other matters properly come before the special meeting the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters in their discretion.


VOTING AGREEMENT



     AFG received a letter dated September 18, 2003, from The Commerce Group, Inc. related to the AFC merger. The letter stated that Commerce beneficially owned approximately 287,000 shares of Series J Preferred Stock and contained a specific proposal that the merger consideration to be paid to holders of Series J Preferred Stock be increased. Representatives from AFG and AFC held discussions with representatives from Commerce regarding the letter beginning on September 19, 2003. AFG had also received a letter from ALLETE, Inc., beneficial owner of approximately 75,000 shares, communicating its opposition to the merger terms as originally proposed. On September 19, 2003, AFG contacted both parties and asked if they would consider entering into a voting agreement if the terms of the AFC merger were revised.



     Based on these discussions, AFG suggested to Commerce and ALLETE, Inc. that AFG increase the merger consideration, which was originally proposed to be $25.00 plus accrued dividends all paid in shares of AFG common stock, for each share of Series J Preferred Stock, to the merger consideration discussed in this document. AFG requested that Commerce and ALLETE, Inc., in consideration for an increase in the merger consideration, execute voting agreements in which they agreed to vote their shares of Series J Preferred Stock in favor of the AFC merger. As a result, AFG has entered into a voting agreement with Commerce's subsidiaries, Commerce Insurance Company, American Commerce Insurance Company and Commerce West Insurance Company, and has come to an understanding with ALLETE, Inc., collectively the beneficial holders of a total of approximately 362,000 shares (12.6%) of Series J Preferred Stock, providing that they will vote their shares of Series J Preferred Stock in favor of the AFC merger.


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REVOCABILITY OF PROXIES

     A shareholder may revoke a proxy at any time prior to its exercise by (1) delivering to AFC a written notice of revocation prior to the special meeting;
(2) delivering, before the special meeting, a duly executed proxy bearing a later date; or (3) attending the special meeting and voting in person. The presence of a shareholder at the special meeting will not in and of itself automatically revoke such shareholder's proxy.

SOLICITATION OF PROXIES

     All expenses of AFC's solicitation of proxies, including the cost of mailing this document to you, will be paid by AFC. AFC has retained Morrow & Co., a proxy solicitation firm, to assist AFC in soliciting holders of Series J Preferred Stock. AFC will pay Morrow & Co. a fee of $5,000, plus out-of-pocket expenses, in connection with its proxy solicitation services. In addition to solicitation by use of the mails and by Morrow & Co., proxies may be solicited from shareholders by directors, officers and employees in person or by telephone, facsimile or other means of communication. These directors, officers and employees will not receive additional compensation, but may be reimbursed for their reasonable out-of-pocket expenses in connection with such solicitation. AFC will make arrangements with brokerage houses, custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and AFC will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection with such solicitation.

ADJOURNMENT OF THE SPECIAL MEETING

     A vote in person by a shareholder for adjournment of the special meeting, or for the proposal on the proxy card authorizing the named proxies to vote the shares covered by such proxy in their discretion with respect to adjourning or postponing the special meeting, would allow such named proxies in their discretion to vote to adjourn or postpone the special meeting. An adjournment or postponement would allow for additional solicitation of shareholder votes in order to obtain a quorum or in order to obtain more votes in favor of the merger agreement.

DISSENTERS' RIGHTS


     Under Ohio law, holders of Series J Preferred Stock may dissent from the AFC merger and be paid the fair cash value of their shares. To exercise this right, you must follow a number of procedures. These procedures include filing a demand with AFC and not voting in favor of the reorganization. For more information on how to exercise these rights, see "Rights of Dissenting Shareholders' on page 53 and Ohio Revised Code Sections 1701.84 and 1701.85 set forth in Annex C.


                               THE REORGANIZATION

     This section should be read in conjunction with "Special Factors" below which contains a discussion of the background and reasons for the AFC merger.

FORM OF THE REORGANIZATION

     In the reorganization, AFC will merge into AFG. The holders of Series J Preferred Stock will receive common stock of AFG in exchange for their preferred stock, calculated as provided below under "The Merger Agreement -- Terms of the Reorganization -- Conversion of Series J Preferred Stock in the AFC Merger." All shares of AFC common stock will be canceled. In addition, immediately before the merger of AFC into AFG, AFC Holding Company, a wholly-owned subsidiary of AFG, will first merge into AFG.

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

AFG'S REASONS FOR THE REORGANIZATION

     AFG proposed the reorganization primarily to simplify its corporate structure in a manner that provides the following benefits:

     IMPROVEMENT OF AFG'S LEVERAGE RATIOS AND CASH FLOW

     The reorganization would increase AFG's shareholders' equity. Converting the minority interest represented by the Series J Preferred Stock in AFC to AFG common stock will improve AFG's leverage ratios and improve AFG's cash flow by approximately $4 million per year. The Series J Preferred Stock, which has historically been included in AFG's financial statements as $72.2 million of minority interest, will be eliminated in the reorganization and the AFG common stock issued in exchange for the Series J Preferred Stock will increase AFG's equity by approximately $72.2 million.

     AFG's equity will increase by approximately $170 million due to the elimination of a deferred tax liability associated with shares of AFG common stock held by members of the AFC tax group. This deferred tax liability is attributable to the difference in book basis and tax basis in the shares of AFG common stock owned by members of the AFC consolidated tax group.

     The improvement in AFG's cash flow is due primarily to the difference between the current divided rates on the AFG common stock and Series J Preferred Stock.

     FACILITATE FUTURE CAPITAL RAISING

     AFG believes that simplifying the corporate structure will facilitate the raising of capital by AFG in the future. Rating agencies have indicated that, in their view, because AFC is the borrower under AFG's bank credit facilities but AFG is the borrower for AFG's outstanding public debt, the obligations under the bank credit facilities may be structurally senior to the AFG public debt, a view which may lead the rating agencies to downgrade AFG's public debt. A downgrade for AFG's public debt would make it more expensive for AFG to incur additional public debt.

     SIMPLIFICATION OF TAX STRUCTURE

     Despite the fact that AFG's financial statements consolidate AFC's results, each of AFG and AFC are in separate tax groups. The AFC consolidated tax group is not part of the AFG consolidated tax group because more than 20% of AFC's voting power is held by holders of Series J Preferred Stock. The AFC merger would permit one consolidated tax group because all of the equity of AFC would be owned by AFG. Being part of the same tax group would eliminate some administrative duplication and would facilitate future acquisitions by allowing AFG stock to be used in tax-free acquisitions by any member of the tax group; transfers of assets, including subsidiaries, within AFG; and capitalization of selected insurance company subsidiaries, because any of these actions could generally be taken without the current payment of tax.

     ELIMINATION OF AFC AS A REPORTING COMPANY

     The AFC merger would eliminate AFC as a public company required to file reports and other information under the Securities Exchange Act of 1934. The elimination of burdens associated with public reporting and other tasks resulting from AFC's public company status, including, for example, the dedication of time and resources of management and of the board to meet the various requirements of being a public company will increase management's focus on the operations of the business. In addition, AFC's expenses will decrease as a result of the elimination of costs associated with the filing of quarterly, annual or other periodic reports with the SEC or publish and distribute to its shareholders financial information and proxy statements.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

     This tax discussion summarizes the material U.S. federal income tax consequences of the merger to the holders of AFC Series J Preferred Stock that exchange AFC Series J Preferred Stock solely for AFG common stock pursuant to the merger. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations promulgated thereunder and current rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed. In addition, this discussion assumes that holders of AFC Series J Preferred Stock hold their shares of AFC Series J Preferred Stock as capital assets within the meaning of
Section 1221 of the Internal Revenue Code.

     The tax treatment described herein may vary depending upon each shareholder's particular circumstances and tax position. This discussion does not address all aspects of federal income taxation that may be important to shareholders who are subject to special rules, such as:

     - financial institutions;

     - tax-exempt organizations;

     - insurance companies;

     - dealers in securities;

     - traders in securities who elect to apply a mark-to-market method of accounting;

     - foreign holders;

     - persons that hold shares as a hedge or as a part of a straddle, constructive sale or conversion transaction;

     - holders that acquired their shares upon the exercise of employee stock options or otherwise as compensation; or

     - holders that do not hold their shares as capital assets.

     The obligations of the parties to consummate the merger are conditioned upon the receipt, by each of AFG and AFC, of an opinion from tax counsel, in form and substance reasonably satisfactory to AFG and AFC as to certain tax matters. Akin Gump Strauss Hauer & Feld LLP has rendered an opinion in satisfaction of this condition that the merger will not result in the recognition of gain or loss by AFG and that the merger will be treated as a reorganization as described in Section 368(a)(1)(A) of the Code.

     In rendering its opinion that the merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, Akin Gump Strauss Hauer & Feld LLP, special tax counsel to AFG and AFC has relied upon the representations contained in certificates provided by AFG and AFC and certain facts and customary assumptions set forth in the opinion. Shareholders should be aware that neither the tax opinion nor this discussion is binding upon the Internal Revenue Service and that the Internal Revenue Service is not precluded from asserting a contrary position. The parties have not requested and will not request a ruling from the Internal Revenue Service as to the federal income tax consequences of the merger.

     As a "reorganization" within the meaning of Section 368(a) of the Code, the tax implications of the merger will be as follows:

U.S. FEDERAL INCOME TAX IMPLICATIONS TO HOLDERS OF AFC SERIES J PREFERRED STOCK


     No gain or loss will be recognized for U.S. federal income tax purposes by holders of AFC Series J Preferred Stock who exchange their AFC Series J Preferred Stock solely for AFG common stock pursuant to the merger, except gain or loss will be recognized by a holder of AFC Series J Preferred Stock on receipt of cash in lieu of a fractional share of AFG common stock. The aggregate tax basis of the AFG common stock to be received by a holder of AFC Series J Preferred Stock in the merger will be the same as such shareholder's aggregate tax basis in the AFC Series J Preferred Stock surrendered in the exchange, reduced by the amount of basis allocable to fractional shares of AFG common stock, as discussed below. The holding period of the AFG common stock to be received by a holder of AFC Series J Preferred Stock as a result of the merger will include the period during which such shareholder held the AFC Series J Preferred Stock exchanged.

     Cash received by a holder of AFC Series J Preferred Stock instead of a fractional share of AFG common stock will be treated as received in exchange for such fractional share interest, and gain or loss generally will be recognized for U.S. federal income tax purposes, measured by the difference between the amount of cash received and the portion of the tax basis of the AFC Series J Preferred Stock allocable to the fractional share interest. Such gain or loss generally will be capital gain or loss and generally will be long term capital gain or loss if the AFC Series J Preferred Stock has been held for more than one year at the time of the merger.


     Any cash received by a holder of AFC Series J Preferred Stock as dividends in arrears on the AFC Series J Preferred Stock surrendered in the merger will be treated as dividend income to the holder of AFC Series J Preferred Stock and will be taxed as ordinary income.


     In addition, any cash payment to a holder of AFC Series J Preferred Stock who exercises and perfects dissenters' rights will be a taxable transaction. Such cash payment received in exchange for such shareholder's AFC Series J Preferred Stock will be treated as having been received as a distribution in redemption of such shareholder's AFC Series J Preferred Stock, the consequences of which will be determined in accordance with Section 302 of the Code. Generally, such shareholders will have a taxable capital gain (or capital loss), measured by the difference between the cash payment received and their tax basis in the shares as to which the appraisal rights are exercised, assuming that those shares are held as capital assets when the appraisal rights are elected. In general, such shareholders should also be able to reduce that capital gain (or increase that capital loss) by the amount of any expenses they incur in pursuing or perfecting their appraisal rights. Dissenting shareholders should consult their own tax advisors regarding the application of Section 302.

BACKUP WITHHOLDING

     Under the Code, a holder of AFC Series J Preferred Stock may be subject to backup withholding with respect to the amount of cash, if any, received, unless the holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

     The U.S. federal income tax discussion set forth above does not address tax consequences which may vary with, or are contingent on, individual circumstances. Moreover, this discussion does not address any tax consequences of the disposition of AFC Series J Preferred Stock before the merger or the disposition of AFG common shares after the merger. This discussion is directed to holders of AFC Series J Preferred Stock who are citizens of the United States or residents or domestic corporations. No attempt has been made to address the tax consequences to a shareholder under the laws of the country, state or jurisdiction in which the holder resides, is citizen or is organized other than the material U.S. federal income tax consequences discussed herein. Holders of AFC Series J Preferred Stock are advised to consult their own tax advisors regarding the U.S. federal income tax consequences in light of their personal circumstances and the consequences under applicable state, local and foreign tax laws.

FEDERAL SECURITIES LAW CONSEQUENCES

     All shares of AFG common stock received by AFC shareholders in the AFC merger will be freely transferable, except for shares of AFG common stock received by any person who is deemed to be an "affiliate" (as such term is defined under the Securities Act of 1933) of AFC prior to the reorganization or of AFG after the reorganization. Affiliates may sell their AFG common stock only in compliance with the volume and manner-of-sale requirements of Rules 144 and 145 under the Securities Act. Affiliates of AFG generally include individuals or entities that control, are controlled by, or are under common control with, AFG and may include officers and directors of AFG as well as principal shareholders of AFG.
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

CONDUCT OF BUSINESS IF REORGANIZATION NOT CONSUMMATED

     If the reorganization is not completed, AFC will continue its current operations. AFG, however, may merge with AFC Holding.

                                SPECIAL FACTORS

APPOINTMENT OF THE SPECIAL COMMITTEE

     AFC convened a meeting of its board of directors on April 14, 2003. At the meeting, Messrs. Theodore H. Emmerich, William W. Verity and William R. Martin resigned as directors, and Messrs. Joseph P. Tomain, Michael R. Barrett and Timothy J. Fogarty were elected to the board to replace them.

     Joseph P. Tomain has served as the Dean of the University of Cincinnati College of Law for over thirteen years. For over ten years prior thereto, he served on the faculty of Drake University College of Law and then the University of Cincinnati College of Law. From 2000 to 2003, Dean Tomain served as the Chairman of the Board of Trustees of KnowledgeWorks Foundation, a charitable organization which promotes access to post-secondary education. He currently serves on the Board of Trustees of a number of civic and charitable organizations.

     Michael R. Barrett has been an attorney in private practice, concentrating in general litigation, for almost twenty years. For over five years prior thereto, he served as an assistant county prosecuting attorney. He serves on the Board of Trustees of a number of civic and charitable organizations.

     Timothy J. Fogarty has served as co-chief executive officer of West Chester Holdings, Inc., a private company which distributes protective clothing, for the past three years. For over ten years prior, he was an Executive Vice President and member of the management committee of Firstar Corporation (now known as US Bancorp), a regional bank holding company. Mr. Fogarty is a certified public accountant and worked for over six years as an auditor for a national public accounting firm.

     None of Messrs. Tomain, Barrett and Fogarty have any business or financial relationship with AFG. The members of AFC's board of directors, other than Messrs. Tomain, Barrett and Fogarty, are also members of AFG's board of directors and beneficial owners of significant amounts of AFG common stock. As a result, the members of AFC's board other than Messrs. Tomain, Barrett and Fogarty may be deemed to have an interest in the AFC merger adverse to the interests of holders of shares of Series J Preferred Stock. In order to protect the interests of the holders of shares of Series J Preferred Stock with respect to the AFC merger, the board of directors of AFC appointed these three new directors to the special committee, whose members then elected Mr. Tomain as Chairman. The special committee was charged with negotiating the terms and evaluating the fairness of the AFC merger on behalf of the holders of shares of Series J Preferred Stock. The special committee was authorized to engage, at AFC's expense, independent legal counsel and financial advisors. Between April 14, 2003 and July 2, 2003, the special committee held a total of eleven meetings. At these meetings, the special committee engaged legal and financial advisors and negotiated, reviewed and evaluated the proposed terms of the AFC merger. Each meeting of the special committee was attended by all of its members.

MEETINGS OF THE SPECIAL COMMITTEE

     The first two meetings of the special committee were held on April 16 and April 17, 2003. At these meetings, the members of the special committee considered the engagement of independent legal counsel. Three law firms with recognized experience in advising special committees of directors were interviewed by the special committee. After deliberation, the special committee selected the firm of Taft, Stettinius & Hollister LLP of Cincinnati, Ohio, as its legal counsel. The special committee was advised that, from time to time, Taft, Stettinius & Hollister performs specialized legal services for AFG and certain of its affiliates. The special committee was advised that fees charged by such counsel to AFG and its affiliates during the most recent fiscal years constituted less than 1% of such counsel's total billings. The special committee was also
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

advised that such counsel has in the past acted as counsel to the underwriters in connection with a limited number of securities offerings by AFG (the most recent such representation having been four years ago) and had advised other committees of outside directors of entities related to AFG. The special committee considered these matters, and decided that, since they were specific and limited in nature and duration rather than involving general representation of AFG, and because recent billings constituted such a small percentage of such counsel's billings, they would not inhibit Taft, Stettinius & Hollister LLP from providing independent advice to the special committee.

     The special committee next met on April 28, 2003. The special committee reviewed its specific duties and responsibilities as charged by the board of directors of AFC. Legal counsel to the special committee advised the special committee regarding fiduciary duties. The special committee discussed the engagement of an independent financial advisor and determined to seek proposals from a number of recognized firms to assist the special committee in its negotiation of the terms of the AFC merger and its evaluation of the fairness of the AFC Merger.

     Following the April 28, 2003 meeting of the special committee, its legal counsel contacted five recognized financial advisory firms, inviting them to submit written proposals for consideration as financial advisor to the special committee. Four firms responded with written proposals, which were distributed to the members of the special committee on May 6, 2003.

     The Committee met again on May 8, 2003. At this meeting, legal counsel reviewed with the special committee the four proposals, along with information obtained by counsel in conversations with certain of the financial advisory firms to clarify their proposals. This review involved respective qualifications, proposed methodologies, possible conflicts and other aspects of the proposals, as well as proposed fee arrangements. After discussion and review, the special committee determined that the proposal of Duff & Phelps, LLC appeared to be the most favorable of those considered by the special committee. The special committee decided, however, that its members wished to meet the Duff & Phelps representatives in person before deciding finally on a financial advisor. Accordingly, the special committee deferred a final decision and instructed legal counsel to invite Duff & Phelps personnel to meet with the special committee on Monday, May 12, for the purpose of being interviewed and, assuming their selection, discussing further the actions to be taken by the special committee in connection with the AFC Merger.

     On May 12, 2003, the special committee and its legal counsel met with representatives of Duff & Phelps. The Duff & Phelps representatives discussed with the special committee their respective individual professional qualifications, Duff & Phelps' overall and industry experience and relevant internal processes and the expected approach to be followed by Duff & Phelps in serving as financial advisor to the committee in connection with the AFC merger.

     The Duff & Phelps personnel were then excused from the meeting while the special committee met in private with its legal counsel. The special committee expressed its satisfaction with Duff & Phelps' proposal and presentation, and discussed certain terms contained in its proposed engagement letter. Following these discussions, the special committee selected unanimously Duff & Phelps as its financial advisor. The Duff & Phelps personnel then rejoined the meeting, and the special committee, its legal counsel, and Duff & Phelps discussed timing and procedural issues concerning the AFC merger. Legal counsel further reviewed with the special committee issues regarding its charge in connection with the AFC merger.

     On May 14, 2003, the special committee, together with its legal counsel and financial advisor, attended due diligence meetings in which the financial affairs and operations of AFG, AFC and their affiliates, as well as the anticipated effects of the AFC merger, were considered. At this meeting, senior management of AFG and AFC and affiliates made various presentations, consisting generally of the following: transaction overview, existing corporate structure, effect of the AFC merger on corporate structure, state law and federal securities requirements of the AFC merger; description of tax groups, genesis and past benefits of tax groups, benefits and reasons for combining tax groups as a result of the AFC merger; pro forma balance sheet effect of the AFC merger; description of investment portfolio, returns, composition, valuation and decision-making; overview of property and casualty operations and challenges and opportunities facing the property and casualty business; financial overview, description of business unit structure and operations, discussion of capital structure and discussion of rating agency status; annuity and life business, including opportunities and challenges; and general claims handling, asbestos and environmental liability overview and asbestos litigation settlement.

     Following these due diligence reviews, the special committee held its sixth meeting. At this meeting, the special committee and its legal counsel met with Mr. Emmerich, the Chair of the Audit Committee of the board of directors of AFG. The focus of this meeting was to learn how the Audit Committee functions, what procedures it has adopted and implemented to insure that AFG's and AFC's financial statements and practices are in accordance with generally accepted accounting principles and applicable law, whether there are any accounting issues that might have a material impact on AFG or AFC and what critical accounting policies are applicable to AFG and AFC. Mr. Emmerich described the activities of the Audit Committee, including the number of meetings held by the Committee, steps it has taken to comply with the Sarbanes-Oxley Act, its interactions with management of AFG and its affiliates, including the internal audit function, and its interactions with outside independent auditors and legal counsel. As part of this discussion, it was noted that the Audit Committee is not aware of any accounting practices by AFG or its affiliates that deviate from standard industry practices.

     Following May 14, legal counsel to the special committee obtained various documents from AFG and AFC and met with legal counsel of AFG and AFC for the purpose of carrying out a legal due diligence review of AFG and AFC. In addition, representatives of Duff & Phelps spoke with senior executives of AFG to obtain information in addition to that presented at the May 14, 2003 due diligence sessions. The special committee next met on June 4, 2003. Legal counsel reviewed further with the special committee the nature of the fiduciary duties owed by the members of the special committee to the holders of shares of Series J Preferred Stock. It was noted that the special committee had been charged with negotiating the terms of the AFC merger and evaluating the fairness of those terms. The members of the special committee were advised that they would best discharge their duty by seeking to negotiate the terms of the AFC merger on an "arms length" basis with the goal of obtaining the most favorable terms available for the holders of shares of Series J Preferred Stock. Members of the special committee were advised further that once the most favorable terms available had been negotiated, their duty would be to evaluate the fairness of the terms of the proposed AFC Merger. The special committee was advised further of the special committee's task to articulate in the proxy statement to be circulated among the shareholders of AFC the methods and rationale utilized to evaluate the fairness of the AFC merger.

     The special committee was advised further that, as a result of the AFC merger, holders of shares of Series J Preferred Stock of AFC would possess statutory dissenters' rights of appraisal with respect to their shares. Such rights, perfected properly under Ohio law, entitle each holder of such shares to a judicial determination of the fair cash value of their shares. According to Ohio law, the fair cash value of shares actively traded on a public market is the price of the shares on the day prior to the shareholders vote on the particular transaction giving rise to dissenters' rights, minus any appreciation or depreciation resulting from the transaction itself. In addition, the special committee was advised by its legal counsel that, under Ohio law, the holders of shares of Series J Preferred Stock would be entitled to vote separately as a class on approval of the AFC merger.

     Legal counsel discussed the preliminary results of its legal due diligence review. Legal counsel reviewed with the special committee the initial draft of the proposed AFC merger agreement as provided by AFG and discussed with the special committee certain legal issues arising therefrom and various changes that counsel suggested be requested.

     Duff & Phelps then reviewed with the committee the financial aspects of the AFC merger. In this review, Duff & Phelps reviewed the terms of the Series J Preferred Stock and presented its preliminary evaluation of the fairness of the $22.00 exchange price. This evaluation consisted of two parts -- analysis of the AFG common stock and an evaluation of the Series J Preferred Stock. In its review of the AFG common stock, Duff & Phelps presented information on such stock and the stock of AFG's two publicly-traded affiliates -- Great American Financial Resources, Inc. and Infinity Property and Casualty Company. Duff & Phelps indicated that the purpose of this review was to assist the special committee in determining whether it appeared that the AFG common stock was being overvalued by the marketplace, i.e., trading at a higher price than would appear to be justified based upon recognized criteria. This information included the trading history of the shares of AFG common stock, the number of shares outstanding, a report on the average daily trading volume, the public float, institutional ownership, implied stock price volatility and analyst coverage. The trading values of the common stocks of AFG, Great American Financial Resources and Infinity were compared to common stocks of other comparable companies as a multiple of operating earnings per share and as a multiple of common book value, as well as operating return on average total equity. In each case, Duff & Phelps concluded that the common stocks of AFG, Great American Financial Resources and Infinity appeared to be trading at multiples below or in line with comparable companies. Based upon the information presented by Duff & Phelps, the special committee concluded that it did not appear that the AFG common stock was being over-valued by the marketplace.

     The second part of Duff & Phelps' preliminary review concerned a valuation of the Series J Preferred Stock. Duff & Phelps first provided information on trading of the Stock, noting that the most recent reported stock price trade was $19.50, with the 52-week high being $23.50 and the 52-week low being $16.75. Duff & Phelps observed that the trading volume was quite limited, with 2,886,161 shares of Series J Preferred Stock being outstanding, but an average trading volume of only 792 shares on those days upon which shares traded. Duff & Phelps added that the Series J Preferred Stock had traded on only 19.2% of the 261 trading days during the previous 12 months. Duff & Phelps noted further that institutional ownership appeared to be approximately 12% and that there was no analyst coverage of the Series J Preferred Stock.

     Duff & Phelps then reviewed with the special committee a list of preferred securities issued by seven different comparable companies with Standard & Poor's credit ratings ranging from BB+ to BB-. The Series J Preferred Stock is rated BB. For each, Duff & Phelps described the dividend, the dollar value of the issuance, recent trading price, the current yield, the credit spread over 30-year U.S. treasuries, the date callable, the yield to maturity and the credit spread to maturity over 30-year U.S. treasuries. Duff & Phelps used this information to generate a high and low range of the spread over 30-year treasuries for both current yield and yield to maturity for these securities. Duff & Phelps then applied a discounted cash flow analysis to this information in order to generate a range of per share values for the Series J Preferred Stock. For the current yield analysis, this resulted in a range of $23.13 to $26.56 per share of Series J Preferred Stock. For the yield to maturity analysis, this resulted in a range of $22.96 to $26.44 per share of Series J Preferred Stock. Applying an illiquidity premium to take into account the limited market for the Series J Preferred Stock resulted in ranges of $21.46 to $24.45 and $21.31 to $24.35, respectively. Duff & Phelps noted that these analyses involved a broad range of securities, some of which had credit ratings higher than the Series J Preferred Stock. Duff & Phelps then performed the same analyses on a smaller, more comparable group of two securities with a Standard & Poor's credit rating of BB, the same as that of the Series J Preferred Stock. This resulted in a range of per share values for the current yield analysis of $23.13 to $23.95 per share of Series J Preferred Stock, and for the yield to maturity analysis of $22.96 to $23.47 per share of Series J Preferred Stock. Application of the illiquidity premium resulted in ranges of $21.46 to $22.18 and $21.31 to $21.76, respectively. The Duff & Phelps report was a preliminary version of the final report delivered to the special committee on July 2, 2003, which is described under "Special Factors -- Valuation Methodologies."

     The special committee noted that the $22.00 exchange value proposed in the AFC merger, while in excess of recent trading prices of shares of Series J Preferred Stock, was below certain of the various preliminary ranges of per share values estimated by Duff & Phelps. The special committee then discussed with its legal counsel and Duff & Phelps the nature and possible value of the benefits expected to be received by AFG as a result of the AFC merger. In this context, it was noted that the holders of shares of Series J Preferred Stock could be expected to share in these benefits since they would receive shares of AFG common stock in the AFC merger. The special committee asked its legal counsel and financial advisor to attempt to identify and quantify more specifically the nature and value of the expected benefits to AFG.

     The special committee met again on June 11, 2003. At this meeting, Duff & Phelps reported its preliminary assessment of the qualitative and quantitative benefits of the AFC merger to AFG. With respect to the qualitative benefits, it was noted that the AFC merger would result in a simplified corporate structure, which would probably be viewed positively by the investment community, that AFG common stock could be used as consideration in stock-for-stock acquisitions (which is not the case now because of AFG's two tax group consolidation structure) and that the new corporate structure would permit more efficient asset transfers between subsidiaries. The quantitative benefits included improved cash flow resulting from the elimination of the $5.8 million annual preferred dividend requirement on the Series J Preferred Stock (offset by an increased dividend payment for AFG common stock of approximately $1.4 million), a reduction in fixed charge obligations, an improvement in fixed charge coverage ratios and a reduction in leverage ratios. It was also noted that there would be generally accepted accounting principle balance sheet improvements of approximately $65 million due to elimination of the minority interest represented by the Series J Preferred Stock and elimination of $162 million of deferred tax accruals. The special committee recognized that these balance sheet and tax accruals were non-cash items. In addition, there would be an elimination of duplicative costs related to administration and accounting expenses and Securities and Exchange Commission filing fees. The special committee noted that the Series J Preferred Stock was callable at the option of AFC in 2005 at a cash price per share of $25.75, in 2006 at $25.375 and in 2007 at $25.00, plus in each case accrued dividends, and that under the terms of the Series J Preferred Stock, AFC could carry out a merger earlier in which the holders would receive cash of $25.00 per share plus accrued dividends. Duff & Phelps advised the special committee that it estimated the present value of the $25.75 call price in 2005 (including dividends) to be between $25.25 to $25.75 per share of Series J Preferred Stock, calculated based on a range of current yields for comparable preferred securities with a Standard & Poor's credit rating of BB.

     The special committee met again on June 16, 2003. At this meeting the Committee discussed with its legal counsel and financial advisor the course of action to be followed in light of the various information provided to the special committee. After this discussion, it was agreed that Messrs. Tomain and Fogarty, along with legal counsel, would meet with representatives of AFG to seek to negotiate more favorable terms, including a higher exchange value. It was agreed that the special committee would request an exchange value equal to the cash call price in 2005, namely that each share of Series J Preferred Stock be converted into shares of AFG common stock having a value of $25.75 plus accrued dividends to the time of Closing.

     Messrs. Tomain and Fogarty, along with legal counsel, met with representatives of AFG on June 17, 2003, for this purpose. Messrs. Tomain and Fogarty proposed that the exchange value be increased to $25.75 plus accrued dividends. After discussion and private consideration, the representatives of AFG proposed instead an exchange value equal to the cash liquidation value of the Series J Preferred Stock, namely that each share of Series J Preferred Stock be converted into shares of AFG common stock having a value of $25.00 plus accrued dividends to the time of closing. AFG further proposed that it have the right to terminate the AFC merger in the event that the market value of a share of AFG common stock for purposes of the AFC merger would be less than $19.00. The representatives of the special committee agreed to consider this proposal. They then discussed various other changes which the special committee had requested to the terms of the AFC merger agreement.

     The special committee, its legal counsel and its financial advisor met later on June 17, 2003 to consider the discussions earlier that day with representatives of AFG. The special committee instructed its legal counsel to contact AFG to clarify certain points concerning the most recent AFG proposal and to propose also that the special committee have the right to terminate the AFC merger if the trading value of a share of AFG common stock, as determined under the AFC merger agreement, exceeds $25.00 per share. Legal counsel updated the special committee on the status of certain requested changes to the AFC merger agreement, the most significant of which involved receipt of a tax opinion as to the tax free nature of the AFC merger as a closing condition, the right of the special committee to terminate the AFC merger up to the time of closing in the event that it determined that such action was required in accordance with its fiduciary duties and a requirement that the AFC merger be approved not just by a vote of holders of a majority of the outstanding shares of Series J Preferred Stock, but also by holders of a majority of shares of Series J Preferred Stock actually voted on the AFC merger which are not held by affiliates of AFG.

     On June 18, 2003, legal counsel to the special committee contacted AFG and communicated the requests of the special committee. Between June 18, 2003 and July 2, 2003, discussions continued between legal counsel for the special committee and representatives of AFG concerning the financial terms of the AFC merger and other terms of the AFC merger agreement. The special committee did not meet formally during this time period, but legal counsel reviewed the progress of these discussions with the individual members of the committee and with the committee's financial advisor. These discussions resulted ultimately in the terms set forth in the AFC merger agreement.

     The special committee met again on July 2, 2003. Legal counsel noted that the members of the special committee had been provided previously with a proposed final form of the AFC merger agreement. Counsel then reviewed with the special committee and its financial advisor the principal changes which had been negotiated by the special committee and its legal counsel with respect to the terms of the AFC merger as set forth in the AFC merger agreement. These included specifically a provision that each share of Series J Preferred Stock would be converted into shares of AFG common stock having a value of $25.00 plus accrued dividends to the time of Closing. AFG would have the right to terminate the AFC merger in the event that the trading value of a share of AFG common stock, as defined in the AFC merger agreement, was less than $19.00 per share. If AFG did not exercise this right, the AFC merger would be carried out at the lower trading value. AFC, acting through the special committee, would not have a similar right to terminate the AFC merger in the event that a share of AFG common stock had a value in excess of a set amount. However, if such value should exceed $27.00 per share of AFG common stock, the value of $27.00 would be used to determine the number of shares of AFG common stock to be issued in the AFC merger. Legal counsel described other changes which had been negotiated in the terms of the AFC merger agreement, noting specifically that the changes discussed earlier with respect to a tax opinion, the right of the special committee to terminate the AFC merger, and a separate vote of non-affiliated stockholders, had all been agreed to by AFG.


     Duff & Phelps, LLC presented to and reviewed with the members of the special committee its report dated July 2, 2003. This report was an updated version of, and was consistent with, the preliminary report of June 4, 2003. For the seven preferred securities, the current yield analysis resulted in a range of $22.88 to $26.70 per share of Series J Preferred Stock. The yield to maturity analysis resulted in a range of $22.50 to $26.95 per share of Series J Preferred Stock. Applying an illiquidity premium to take into account the limited market for the Series J Preferred Stock resulted in ranges of $21.24 to $24.57 and $20.91 to $24.79, respectively. Duff & Phelps noted again that these analyses involved a broad range of securities, some of which had credit ratings higher than the Series J Preferred Stock. Duff & Phelps performed again the same analyses on a smaller more comparable group of two securities with a Standard & Poor's credit rating of BB, the same as that of the Series J Preferred Stock. This resulted in a range of per share values for the current yield analysis of $22.88 to $24.58 per share of Series J Preferred Stock, and for the yield to maturity analysis of $22.50 to $23.98 per share of Series J Preferred Stock. Application of the illiquidity premium resulted in ranges of $21.24 to $22.73 and $20.91 to $22.21, respectively. Duff & Phelps advised the special committee that it estimated the present value of the $25.75 call price in 2005 (including dividends) before application of an illiquidity premium to be between $25.16 to $25.53 per share of Series J Preferred Stock, calculated based on a range of current yields for comparable preferred securities with a Standard & Poor's credit rating of BB, and $24.76 to $25.13 after application of an illiquidity premium. Following this presentation and questions from the members of the special committee, Duff & Phelps stated that it believed that the consideration to be received by holders of shares of Series J Preferred Stock in the AFC merger was fair to the holders of such shares from a financial point of view. Duff & Phelps also indicated that it was prepared, subject to the non-occurrence of unforeseen conditions, including material changes in the general level of interest rates or significant delays in the closing of the AFC Merger, to deliver its written fairness opinion to such effect at the time of mailing of the Proxy Statement to AFC's shareholders.



     Legal counsel presented to, and discussed with, the special committee a final legal due diligence report on AFG and AFC.



     The special committee then reviewed and considered various factors concerning the fairness of the AFC merger. These factors were qualitatively the same as those described with respect to the amended merger agreement under "Special Factors -- Recommendations of the special committee and the Board of Directors of AFC." At the conclusion of the meeting on July 2, 2003, the special committee adopted unanimously resolutions finding that the AFC merger was fair to the holders of shares of Series J Preferred Stock, recommending that the board of directors of AFC approve the AFC merger agreement and cause it to be presented to the holders of shares of Series J Preferred Stock for their consideration, and recommending that such shareholders approve the AFC merger agreement.

     After receiving the report and recommendation from the special committee on July 2, 2003, the board of directors of AFC, relying exclusively on the special committee's analysis, took action stating that, in light of and subject to the terms and conditions set forth in the AFC merger agreement, it was in the best interests of the holder of AFC common stock and the holders of shares of the Series J Preferred Stock for AFC to enter into the merger agreement and that the AFC merger would be fair to, and in the best interests of, such holders. The board, without taking any separate action to adopt formally the special committee's analysis, also took action to recommend to such holders that the merger agreement be approved. All of the July 2, 2003 actions taken were approved unanimously.


     Subsequent to July 2, 2003, holders of approximately 350,000 shares of Series J Preferred Stock contacted AFG and expressed their opposition to the terms of the merger agreement. The special committee was advised of these contacts by AFG through the special committee's counsel. On September 22, 2003, AFG proposed to the special committee that the parties enter into an amended merger agreement. This proposed amendment provided that the closing of the AFC merger would occur no earlier than November 2, 2003, and no later than December 31, 2003. This meant that the semi-annual dividend of $1.00 per share of Series J Preferred Stock which is payable on November 1, 2003 would be paid in cash rather than in AFG common stock as part of the merger consideration. The proposed amended merger agreement provided further that each share of Series J Preferred Stock would be converted into shares of AFG common stock having a value of $26.00 and that holders would be paid in cash accrued dividends from November 1, 2003 to the time of the closing. Except for certain updating information, all other terms of the merger agreement remained unchanged. AFG informed the special committee that the holders of approximately 350,000 shares of Series J Preferred Stock had agreed to vote in favor of the proposed amended merger agreement. See "The Special Meeting -- Voting Agreement."



     The special committee met again on October 1, 2003. Legal counsel noted that the members of the special committee had been provided previously with the proposed amended merger agreement. Counsel then reviewed with the special committee and its financial advisor the changes proposed by AFG in the proposed amended merger agreement. Duff & Phelps, LLC presented to and reviewed with the members of the Special committee its report dated October 1, 2003. This report was an updated version of, and was consistent in approach with, the previous report of July 2, 2003. The valuation methodologies contained therein are described under "Special Factors -- Valuation Methodologies." For the seven preferred securities, the current yield analysis resulted in a range of $23.33 to $26.66 per share of Series J Preferred Stock. The yield to maturity analysis resulted in a range of $22.95 to $26.85 per share of Series J Preferred Stock. Applying an illiquidity premium to take into account the limited market for the Series J Preferred Stock resulted in ranges of $21.73 to $24.64 and $21.40 to $24.81, respectively. Duff & Phelps noted again that these analyses involved a broad range of securities, some of which had credit ratings higher than the Series J Preferred Stock. Duff & Phelps performed again the same analyses on a smaller more comparable group of two securities with a Standard & Poor's credit rating of BB, the same as that of the Series J Preferred Stock. This resulted in a range of per share values for the current yield analysis of $23.33 to $25.28 per share of Series J Preferred Stock, and for the yield to maturity analysis of $22.95 to $25.20 per share of Series J Preferred Stock. Application of the illiquidity premium resulted in ranges of $21.73 to $23.44 and $21.40 to $23.37, respectively. Duff & Phelps advised the Special committee that it estimated the present value of the $25.75 call price in 2005 (including dividends) before application of an illiquidity premium to be between $25.93 to $26.30 per share of Series J Preferred Stock, calculated based on a range of current yields for comparable preferred securities with a Standard & Poor's credit rating of BB, and $25.58 to $25.95 after application of an illiquidity premium. Following this presentation and questions from the members of the special committee, Duff & Phelps stated that it believed that the consideration to be received by holders of shares of Series J Preferred Stock under the terms of the proposed amended merger agreement was fair to the holders of such shares from a financial point of view. Duff & Phelps also indicated that it was prepared, subject to the non-occurrence of unforeseen conditions, including material changes in the general level of interest rates or significant delays in the closing of the AFC merger, to deliver its written fairness opinion (the "Opinion") to such effect at the time of mailing of the Proxy Statement to AFC's shareholders.



     Legal counsel noted that the proposed amended merger agreement provides for an opinion from Duff & Phelps at the time of the mailing of the proxy statement, but does not provide for an updated opinion from Duff & Phelps at the time of closing. However, legal counsel noted that the special committee has the right to terminate the amended merger agreement up to the time of closing if it determines, after consultation with legal counsel, that such action is required in the exercise of its fiduciary duties.



     The special committee then reviewed and considered again various factors concerning the fairness of the AFC merger, including specifically those set forth under "Special Factors -- Recommendations of the special committee and the board of directors of AFC." In this review, the special committee viewed the AFC merger consideration per share of Series J Preferred Stock as, in effect, being approximately equal to $27.10, consisting of the $1.00 per share dividend to be paid in cash on November 1, 2003, the dividend to be paid in cash accruing after November 1, 2003 (approximately $0.10 assuming a closing on November 20, 2003) and the $26.00 of value of AFG common stock. At the conclusion of the meeting on October 1, 2003, the special committee adopted unanimously resolutions finding that the AFC merger under the terms of the amended merger agreement was fair to the holders of shares of Series J Preferred Stock, recommending that the board of directors of AFC approve the amended merger agreement and cause it to be presented to the holders of shares of Series J preferred Stock for their consideration, and recommending that such shareholders approve the amended merger agreement.



     After receiving the report and recommendation of the special committee, the board of directors of AFC, relying exclusively on the special committee's analysis, adopted resolutions unanimously stating that, in light of and subject to the terms and conditions set forth in the amended merger agreement, it was in the best interests of the holder of AFC common stock and the holders of shares of the Series J Preferred Stock for AFC to enter into the amended merger agreement and that the AFC merger under the terms of the amended merger agreement would be fair to, and in the best interests of, such holders. The board, without taking any separate action to adopt formally the special committee's analysis, also took action to recommend to such holders that the amended merger agreement be approved.


RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF AFC; RECOMMENDATION OF THE BOARD OF DIRECTORS OF AFG; REASONS FOR RECOMMENDATIONS


     As noted above, the board of directors of AFC and the special committee have determined that the AFC merger is fair to the holders of shares of AFC Series J Preferred Stock and recommend that such holders approve the amended merger agreement. The board of directors of AFG did not make any independent analysis with respect to the AFC merger Proposal, but relied upon and accepted the conclusions, determinations and findings of the board of directors of AFC and the special committee in stating that the AFC merger is fair to the holders of Series J Preferred Stock and unanimously recommending adoption of the amended merger agreement.


     In reaching its determination, the special committee considered a number of factors. Set forth below are all the material factors which were considered by the special committee. The following factors were considered positive in nature and thereby to be favorable as to the fairness of the AFC merger:

     - the lack of liquidity for the shares of Series J Preferred Stock which, in the view of the special committee, makes it difficult for shareholders to sell their shares for cash and diversify their holdings without affecting adversely the trading price of the shares of Series J Preferred Stock;

     - the terms of the AFC merger permit holders of Series J Preferred Stock to receive shares of AFG common stock in a tax-free transaction;

     - since the trading volume of the shares of AFG common stock is substantially greater than that of the Series J Preferred Stock, current holders of shares of Series J Preferred Stock will have the option of either holding the shares of AFG common stock which they receive in the AFC merger, or selling them if they wish to receive cash;

     - the discounted cash flow analyses presented to the Special Committee by Duff & Phelps which are described under "Special Factors -- Valuation Methodologies" and which determined the following ranges of value for the Series J Preferred Stock:



        for seven comparable preferred securities with a Standard & Poor's credit rating of BB+ to BB-, based on current yields, $23.33 to $26.66;



        for the same seven comparable preferred securities, based on yields to maturity, $22.95 to $26.85;



        for the two more comparable preferred securities with a Standard & Poor's credit rating of BB, the same as that of the Series J Preferred Stock, based on current yields, $23.33 to $25.28;



        for the same two more comparable preferred securities, based on yields to maturity, $22.95 to $25.20;



        discounting the aggregate cash flows, which includes dividends and the $25.75 call price from the call date of December 2005 to the present, $25.93 to $26.30; and



        which, taken together, derived a range of value for the Series J Preferred Stock of $22.95 to $26.85; and



        taking into account an illiquidity premium to reflect the limited trading volumes and lack of analyst coverage for the Series J Preferred Stock, which determined the following ranges of value for the Series J Preferred Stock:



        for seven comparable preferred securities with a Standard & Poor's credit rating of BB+ to BB-, based on current yields, $21.73 to $24.64;



        for the same seven comparable preferred securities, based on yields to maturity, $21.40 to $24.81;



        for the two more comparable preferred securities with a Standard & Poor's credit rating of BB, the same as that of the Series J Preferred Stock, based on current yields, $21.73 to $23.44;



        for the same two more comparable preferred securities, based on yields to maturity, $21.40 to $23.37;



        by discounting the aggregate cash flows, which includes dividends and the $25.75 call price from the call date of December 2005 to the present, $25.58 to $25.95; and



        which, taken together, derived a range of value for the Series J Preferred Stock of $21.40 to $25.95.


     - the Opinion of Duff & Phelps described below under "Special
       Factors -- Opinion of Financial Advisor" to the effect that the consideration to be received by holders of shares of Series J Preferred Stock in the AFC merger is fair from a financial point of view to the holders of such shares;


     - the terms of the amended merger agreement, including particularly the requirements that the AFC merger be approved by the vote of holders of a majority of the outstanding shares of Series J Preferred Stock voting as a class as well as by the affirmative vote of holders of a majority of the shares of Series J Preferred Stock actually voted on the AFC merger who are not affiliates of AFG, and the provision that the special committee can terminate the amended merger agreement up to the time of Closing in the event that it determines that such action is required by its fiduciary duties;


     - holders of shares of Series J Preferred Stock will be entitled to exercise "dissenters' rights" under Ohio law;


     - the value of the AFC merger consideration per share of Series J Preferred
       Stock: exceeds the estimated present value (including future dividends as of September 19, 2003) of the price in cash at which the Series J Preferred Stock may be called in 2005, based on a range of current yields for comparable preferred securities with a Standard & Poor's credit rating of BB; exceeds the cash liquidation preference of the shares of Series J Preferred Stock; and exceeds the price at which the Series J Preferred Stock may be "cashed out" now in a merger transaction;

     - the value of the AFC merger consideration per share of Series J Preferred Stock is higher than the average reported closing price of the Series J Preferred Stock of $20.67 during the three years ended on March 12, 2003, the last day on which the Series J Preferred Stock traded prior to April 17, 2003, the day of the announcement of the proposed AFC merger, exceeds the closing price of $19.00 on March 12, 2003 and exceeds the highest reported per share closing price of $24.00 at which the Series J Preferred Stock traded during the past three years prior to March 12, 2003



     The following factor was considered by the special committee to be negative in nature and thereby to be unfavorable as to the fairness of the AFC merger:


     - as holders of preferred securities of AFC, holders of shares of Series J Preferred Stock have a superior credit position to the holder of common stock of AFC and are structurally favored over creditors and common stockholders of AFG, which advantages will be lost in the AFC merger.


     Each of the factors cited above was considered by the special committee at one or more of its meetings described under "Special Factors -- the Special Committee." The consideration of these factors involved primarily discussions among the members of the special committee and its legal counsel and financial advisor and was based upon information and advice received by the special committee with respect to each factor from management of AFG and AFC and the special committee's legal counsel and financial advisor, as well as its members' own knowledge about the matters involved in the AFC merger. The consideration of the fourth, eighth and ninth factors involved reviews by the special committee of factual, financial and numerical information presented to the special committee by its financial advisor and described under "Special
Factors -- Special Committee," and "Special Factors -- Valuation Methodologies." Taking all of the factors into consideration, the special committee concluded that the AFC merger was fair to and in the best interests of the holders of shares of Series J Preferred Stock. The special committee considered the effect on the fairness of the AFC merger of the agreement of the holders of approximately 350,000 shares of Series J Preferred Stock to vote in favor of the AFC merger. See "The Special Meeting -- Voting Agreement." In this consideration, the special committee noted that the 350,000 shares held by these owners, while a significant block, still amount only to approximately 12% of the outstanding shares of Series J Preferred Stock, which means that other holders remain free to reject the AFC merger if they so wish. The special committee considered also that the holders of the 350,000 shares had exercised their independent investment discretion without coercion, and that their agreement to vote in favor of the AFC merger indicated their belief in the fairness of the transaction. The special committee concluded that the agreement of these holders to vote in favor of the transaction, while increasing the likelihood that the AFC merger would be approved, did not affect negatively the committee's view as to the fairness of the AFC merger.


     In view of the various procedural steps taken by the special committee as outlined above, as well as the requirement for approval of the AFC merger by a separate vote of non-affiliated holders, the special committee believes the AFC merger is fair to holders of Series J Preferred Stock from a procedural, as well as a financial, point of view.


     In reaching its determination that the AFC merger is fair to the holders of shares of Series J Preferred Stock, the special committee considered solely the interests of such holders and did not consider the interests of other parties, or of officers or directors of AFG or AFC. In view of the wide variety of factors considered in connection with the review of the AFC merger, neither the special committee nor the AFC board of directors found it practical to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations. Because of the appointment of the special committee and the engagement of Duff & Phelps and special counsel by the special committee, neither the board nor the special committee considered it necessary to retain an unaffiliated representative to act solely on behalf of the holders of shares of Series J Preferred Stock for the purpose of negotiating the terms of the amended merger agreement.


     The board of directors of AFG did not make any independent analysis with respect to the AFC merger, but is relying upon and accepting the conclusions, determinations and findings of the board of directors of AFC and the special committee in determining that the AFC merger is fair to the holders of Series J Preferred Stock.

OPINION OF SPECIAL COMMITTEE'S FINANCIAL ADVISOR

     Duff & Phelps, LLC, the financial advisor to the special committee, has delivered its written opinion that the consideration to be issued in exchange for shares of Series J Preferred Stock is fair from a financial point of view to holders of shares of Series J Preferred Stock.

VALUATION METHODOLOGIES


     As described above under "Special Factors -- The Special Committee," at the meeting of the special committee held on October 1, 2003, Duff & Phelps stated its opinion that the consideration to be received by holders of shares of Series J Preferred Stock pursuant to the merger agreement was fair to the holders of such shares from a financial point of view.



     The full text of the written fairness opinion of Duff & Phelps dated October 1, 2003, which sets forth the assumptions made, procedures followed, matters considered, limitations on and scope of review by Duff & Phelps in rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Holders of Series J Preferred Stock are urged to read the Duff & Phelps opinion in its entirety. The following summary of Duff & Phelps' opinion is qualified in its entirety by reference to the full text of the opinion. Duff & Phelps' opinion is directed to the special committee and does not constitute a recommendation to any holder of Series J Preferred Stock as to how preferred stockholder should vote with respect to the AFC merger. Duff & Phelps' opinion addresses the fairness of the consideration to be received by the holders of shares of Series J Preferred Stock only from a financial point of view and does not address the relative merits of the AFC merger or any alternatives to the AFC merger, the underlying decision of the board of directors to proceed with or effect the AFC merger or any other aspect of the AFC merger. The Duff & Phelps opinion was rendered without regard to the necessity for, or level of, any restrictions, obligations or undertakings which may be imposed or required in the course of obtaining regulatory approvals for the AFC merger.



     In arriving at its opinion, Duff & Phelps reviewed, among other items:
AFC's and AFG's historical financial statements and descriptive information, including audited financial statements on SEC form 10-K for the fiscal years ending on or about December 31, 2000 to 2002, unaudited financial statements on SEC form 10-Q for the fiscal quarter ended June 30, 2003, and certain other public filings and financial information prepared by AFC and AFG management; pro forma financial statements prepared by AFG and AFC management reflecting the effect of AFC merger on AFG's financial statements; Amended and Restated Agreement and Plan of Reorganization dated October 1, 2003; AFC's Amended Articles of Incorporation; historical stock prices and trading volume of the common stock of AFG, Great American Financial Resources, and Infinity; historical stock prices and trading volume of the Series J Preferred Stock of AFC; historical financial performance and valuation multiples of public companies deemed comparable to the AFG, Great American Financial Resources, and Infinity, respectively; current trading prices and yields for comparable publicly traded preferred stock securities based on issuer and security attributes, including credit quality, issuance size, and issuer industry; and other financial studies, analyses, and investigations as Duff & Phelps deemed appropriate.


     In addition, Duff & Phelps met with the senior management of AFC and AFG on May 14, 2003, in Cincinnati, Ohio, and conducted subsequent telephone conversations, to discuss the history, current business operations, financial condition, future prospects, and strategic objectives of AFC, AFG, and their affiliates, as well as the anticipated effects of the AFC merger. Duff & Phelps also took into account its assessment of general economic, market, and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular.

     In rendering its opinion, Duff & Phelps has assumed and relied upon, without independent verification, the accuracy and completeness of all financial and other information which was publicly available or furnished to or discussed with Duff & Phelps by AFG and AFC. With respect to pro forma financial information, forward-looking statements and other information and data provided to, or otherwise reviewed by or discussed with Duff & Phelps, Duff & Phelps has been advised by management of AFG and AFC that such pro forma information and other information and data were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of AFG and AFC as to the future financial performance of such companies and Duff & Phelps assumed in arriving at its opinion that AFG and AFC will perform in accordance with such estimates. Duff & Phelps has not conducted any independent evaluation or appraisal of the properties, assets, liabilities or reserves of AFG or AFC, nor has Duff & Phelps conducted any independent actuarial or physical inspections. Duff & Phelps' opinion necessarily is based upon regulatory, economic, market, and other conditions as they exist and can be evaluated as of the date of Duff & Phelps' opinion. Neither AFC management nor its board or the special committee placed any limitations upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its opinion.

     In arriving at its opinion and making its presentation to the special committee, Duff & Phelps performed a variety of financial and comparative analyses, including those summarized below. The summary set forth below includes the material financial and comparative analyses discussed by Duff & Phelps with the special committee, but does not purport to be a complete description of the analyses performed by Duff & Phelps in arriving at its opinion. Arriving at a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses or portions of the factors considered by it, without considering all analyses and factors, could create a misleading or an incomplete view of the valuation process underlying its opinion.

     Furthermore, in arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. No company or security used in the analyses as a comparison is identical to AFG, AFC, or the AFC merger. The analyses were prepared solely for purposes of Duff & Phelps providing its opinion to the special committee as to the fairness of the AFC merger, from a financial point of view, to the holders of shares of Series J Preferred Stock, and do not purport to be appraisals or to necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses are based upon numerous factors or events beyond the control of AFC or AFG, their advisors, or any other person, and are inherently uncertain. Actual future results may be materially different from those forecasts.

     Following is a summary of the analyses performed by Duff & Phelps in connection with the portion of its opinion dealing with the Series J Preferred
Stock:

  RECENT TRADING PRICES AND TRADING VOLUME ANALYSIS

     Duff & Phelps analyzed historical daily stock prices and daily trading volume levels for the Series J Preferred Stock for (i) the one year period from June 27, 2002 to June 27, 2003 and (ii) the three year period from June 27, 2000 to June 27, 2003. During the time period in (i), the Series J Preferred stock traded between its 52-week low of $16.75 on November 12, 2002 and its 52-week high of $23.50 on November 1, 2002, with an average reported per share closing price of $19.06. Although there are 2,886,161 shares outstanding, Duff & Phelps noted the limited trading activity in the Series J Preferred Stock during the previous 52 weeks. During the time period in (i), the Series J Preferred Stock traded on only 19.4% of the 253 trading days compared to a median percentage for the comparable preferred securities of 93.3% (High: 100% of the days; Low: 71.9% of the days). When the Series J Preferred Stock did trade during the past year, average daily trading volume was only 720 shares. Duff & Phelps noted further that institutional ownership appeared to be approximately 12% as of June 27, 2003 and that there was no analyst coverage of the Series J Preferred Stock.

     During the time period in (ii), the Series J Preferred Stock traded from a low of $15.31 on April 22, 2002 to a high of $24.00 on April 8, 2002. The average reported per share closing price for the Series J Preferred Stock during this three year period was $20.67.

  COMPARABLE PREFERRED SECURITY ANALYSIS


     Duff & Phelps identified and selected seven publicly traded preferred securities deemed comparable to the Series J Preferred Stock based on issuer and security attributes, including credit quality, issuance size, and issuer industry. These comparable preferred securities were grouped into two groups:
(i) preferred stock securities with a Standard & Poor's credit rating of BB+ to BB-; and (ii) preferred stock securities with a Standard & Poor's credit rating of BB, the same as that for the Series J Preferred Stock. Yields were then analyzed on a current yield basis as well as various yields to maturity. Based on closing prices on September 19, 2003, current yields for the preferred securities in (i) ranged from 7.833% to 9.133% and current yields for the securities in (ii) ranged from 8.333% to 9.133%. Based on closing prices on September 19, 2003, yields to maturity for the preferred securities in (i) ranged from 7.767% to 9.302% and yields to maturity for the securities in (ii) ranged from 8.367% to 9.302%.


     The seven publicly traded preferred securities Duff & Phelps deemed comparable to the Series J Preferred Stock are summarized in the table below.


                                                            S&P
                                                           CREDIT   CURRENT   YIELD TO      DATE
ISSUE                                           DIVIDEND   RATING    YIELD    MATURITY    CALLABLE
-----                                           --------   ------   -------   --------   ----------
Sterling Banc Capital Trust III...............   8.300%    BB+       7.833%    7.767%     2/26/2007
Provident Financial Group.....................   8.375%    BB+       8.022%    8.123%     7/15/2007
Sterling Banc Capital Trust II................   9.200%    BB+       8.364%    8.263%     3/21/2006
American Financial Capital....................   9.125%    BB+       8.929%    9.078%     6/16/2003
American Annuity Capital......................   9.250%    BB        9.133%    9.302%     6/16/2003
Corts-Provident Financial Trust I.............   8.100%    BB        8.333%    8.367%     4/30/2006
Taylor Capital Trust I........................   9.750%    BB-       8.598%    8.696%    10/21/2007


  DISCOUNTED CASH FLOW ANALYSIS

     Based on the ranges of current yields and yields to maturity from our comparable preferred security analysis, Duff & Phelps utilized a 30 year discounted cash flow analysis on the Series J Preferred Stock to discount, at various discount rates, the anticipated cash flows from the Series J Preferred Stock, including dividends and the $25.00 per share liquidation preference.


     - Based on current yields ranging from 7.833% to 9.133% as of September 19, 2003 for comparable preferred securities with a Standard & Poor's credit rating of BB+ to BB-, Duff & Phelps determined a range of values for the Series J Preferred Stock of $23.33 to $26.66.



     - Based on yields to maturity ranging from 7.767% to 9.302% as of September 19, 2003 for comparable preferred securities with a Standard & Poor's credit rating of BB+ to BB-, Duff & Phelps determined a range of values for the Series J Preferred Stock of $22.95 to $26.85.



     - Based on current yields ranging from 8.333% to 9.133% as of September 19, 2003 for comparable preferred securities with a Standard & Poor's credit rating of BB, the same as that for the Series J Preferred Stock, Duff & Phelps determined a range of values for the Series J Preferred Stock of $23.33 to $25.28.



     - Based on yields to maturity ranging from 8.367% to 9.302% as of September 19, 2003 for comparable preferred securities with a Standard & Poor's credit rating of BB, the same as that for the Series J Preferred Stock, Duff & Phelps determined a range of values for the Series J Preferred Stock of $22.95 to $25.20.



     Additionally, Duff & Phelps discounted the anticipated cash flows, including dividends and the $25.75 call price, from the call date of December 2005 to the present based on current yields ranging from 8.333% to 9.133% as of September 19, 2003 for comparable preferred securities with a Standard & Poor's credit rating of BB, the same as that for the Series J Preferred Stock, to determine a range of values of $25.93 to $26.30.

     Taken together, these analyses derived a range of value for the Series J Preferred Stock of $22.95 to $26.85 per share.


     Given the limited trading volume and lack of analyst coverage for the Series J Preferred Stock compared to the comparable preferred securities analyzed, Duff & Phelps also incorporated an illiquidity premium of 75 basis points in its estimation of the price ranges for the Series J Preferred Stock derived by its discounted cash flow analyses.


     - Utilizing a discount rate range of 8.583% to 9.883% (based on current yields as of September 19, 2003 for comparable preferred securities with a Standard & Poor's credit rating of BB+ to BB- and an illiquidity premium of 75 basis points), Duff & Phelps determined a range of values for the Series J Preferred Stock of $21.73 to $24.64.



     - Utilizing a discount rate range of 8.517% to 10.052% (based on yields to maturity as of September 19, 2003 for comparable preferred securities with a Standard & Poor's credit rating of BB+ to BB- and an illiquidity premium of 75 basis points), Duff & Phelps determined a range of values for the Series J Preferred Stock of $21.40 to $24.81.



     - Utilizing a discount rate range of 9.083% to 9.883% (based on current yields as of September 19, 2003 for comparable preferred securities with a Standard & Poor's credit rating of BB, the same as that for the Series J Preferred Stock, and an illiquidity premium of 75 basis points), Duff & Phelps determined a range of values for the Series J Preferred Stock of $21.73 to $23.44.



     - Utilizing a discount rate range of 9.117% to 10.052% (based on yields to maturity as of September 19, 2003 for comparable preferred securities with a Standard & Poor's credit rating of BB, the same as that for the Series J Preferred Stock, and an illiquidity premium of 75 basis points), Duff & Phelps determined a range of values for the Series J Preferred Stock of $21.40 to $23.37.



     In discounting the anticipated cash flows, including dividends and the $25.75 call price, from the call date of December 2005 to the present utilizing a discount rate range of 9.083% to 9.883% (based on current yields as of September 19, 2003 for comparable preferred securities with a Standard & Poor's credit rating of BB, the same as that for the Series J Preferred Stock, and an illiquidity premium of 75 basis points), Duff & Phelps determined a range of values of $25.58 to $25.95.



     Taken together and incorporating an illiquidity premium of 75 basis points, these analyses derived a range of value for the Series J Preferred Stock of $21.40 to $25.95 per share.


     Following is a summary of the analyses performed by Duff & Phelps in connection with the portion of its opinion dealing with the AFG common stock, the consideration to be received by holders of shares of Series J Preferred Stock in the AFC merger:

  RECENT TRADING PRICES AND TRADING VOLUME ANALYSIS


     Duff & Phelps analyzed historical daily stock prices and daily trading volume levels for the common stock of AFG, Great American Financial Resources, and Infinity Property and Casualty ("Infinity") for the one-year period from September 19, 2002 to September 19, 2003. During this one year time period:



     - AFG's common stock traded between its 52-week low of $18.25 on March 10, 2003 and its 52-week high of $24.70 on October 10, 2002, with a closing stock price on September 19, 2003 of $22.42. Average daily trading volume during this time period was 186,525 shares with 69,650,288 shares outstanding. Four Wall Street analysts cover AFG's common stock and institutional ownership of AFG's common stock as of September 19, 2003 was 45.1%.



     - Great American Financial Resource's common stock traded between its 52-week low of $13.09 on June 30, 2003 and its 52-week high of $17.36 on December 23, 2002, with a closing stock price on September 19, 2003 of $14.02. Average daily trading volume during this time period was 7,327 shares with 42,613,899 shares outstanding. One Wall Street analyst covers Great American Financial

       Resource's common stock and institutional ownership of Great American Financial Resource's common stock as of September 19, 2003 was 92.5%.



     - Infinity's common stock traded between its 52-week low of $15.69 on February 25, 2003 and its 52-week high of $28.93 on September 19, 2003, with a closing stock price on September 19, 2003 of $28.93. Average daily trading volume during this time period was 168,235 shares with 20,481,458 shares outstanding. Four Wall Street analysts cover Infinity's common stock and institutional ownership of Infinity's common stock as of September 19, 2003 was 90.9%.


     Given the moderate trading volume and analyst coverage for the common stock of AFG, Great American Financial Resources, and Infinity, it appears that the market for AFG's common stock is reasonably efficient.

  COMPARABLE COMPANY ANALYSIS.

     Duff & Phelps selected three sets of publicly traded companies based on comparability to AFG (multi-line insurance providers), and its two publicly traded affiliates, Great American Financial Resources (life insurance and annuity providers) and Infinity (property and casualty insurance providers). Although no single company chosen is identical to AFG, Great American Financial Resources, or Infinity, these companies share many of the same operating characteristics and are affected by many of the same economic forces.

     In the selection of comparable companies, Duff & Phelps used multiple databases to identify domestic companies with primary Standard Industrial Classification Codes of 6321 (insurance carriers, accident) and 6311 (insurance carriers, life and health), and 6331 (insurance carriers: fire, marine, and casualty). In terms of investment risks and attributes, as well as products/services provided and markets served, Duff & Phelps ultimately identified 7 companies that are considered to be reasonably comparable to AFG, 8 companies that are considered reasonably comparable to Great American Financial Resources, and 7 companies that are considered reasonably comparable to Infinity.


     Using publicly available information, Duff & Phelps analyzed the historical financial performance of the comparable companies for the latest twelve months ("LTM"), as well as projected financial performance using regularly published earnings estimates from securities analysts. In addition, Duff & Phelps compared the trading values of the common stocks of AFG, Great American Financial Resources, and Infinity to common stocks of other comparable companies as a multiple of LTM operating earnings per share, projected fiscal year operating earnings per share, and common book value per share. The tables below show the comparable companies along with their respective LTM revenues and valuation multiples as of September 19, 2003.

AFG COMPARABLE COMPANIES


                                       LTM        PRICE AS A MULTIPLE    PRICE AS A MULTIPLE     PRICE AS A MULTIPLE
                                    REVENUES       OF LTM OPERATING     OF PROJECTED OPERATING     OF COMMON BOOK
COMPANY (TICKER)                  (IN MILLIONS)   EARNINGS PER SHARE      EARNINGS PER SHARE       VALUE PER SHARE
----------------                  -------------   -------------------   ----------------------   -------------------
Allmerica Financial Corporation
  (AFC).........................    $ 3,401.0               NM                   10.3x                   0.7x
American International Group,
  Inc. (AIG)....................    $76,069.5            20.7x                   13.7x                   2.6x
Hartford Financial Services
  Group, Inc. (HIG).............    $17,158.0            10.6x                    9.7x                   1.7x
HCC Insurance Holdings, Inc.
  (HCC).........................    $   814.3            15.4x                   11.8x                   2.0x
Horace Mann Educators
  Corporation (HMN).............    $   824.2            17.0x                   10.4x                   1.4x
Loews Corporation (LTR).........    $15,962.2             9.2x                    7.4x                   0.7x
Unitrin, Inc. (UTR).............    $ 2,694.6               NM                     NA                    1.4x
Mean............................    $16,703.4            14.6x                   10.5x                   1.5x
Median..........................    $ 3,401.0             15.4                   10.4x                   1.4x
AFG.............................    $ 3,507.2            10.3x                    7.5x                   1.1x



     As of September 19, 2003, AFG's common stock was trading at 10.3x LTM operating earnings, 7.5x projected 2003 operating earnings, and 1.1x book value, below the AFG comparable group medians of 15.4x, 10.4x, and 1.4x, respectively.


GREAT AMERICAN FINANCIAL RESOURCES COMPARABLE COMPANIES


                                       LTM        PRICE AS A MULTIPLE    PRICE AS A MULTIPLE     PRICE AS A MULTIPLE
                                    REVENUES       OF LTM OPERATING     OF PROJECTED OPERATING     OF COMMON BOOK
COMPANY (TICKER)                  (IN MILLIONS)   EARNINGS PER SHARE      EARNINGS PER SHARE       VALUE PER SHARE
----------------                  -------------   -------------------   ----------------------   -------------------
AmerUs Group Co. (AMH)..........    $1,578.5             11.4x                   8.5x                    1.1x
Delphi Financial Group, Inc.
  (DFG).........................    $  838.3             12.4x                  10.3x                    1.5x
Jefferson-Pilot Corporation
  (JP)..........................    $3,598.0             14.1x                  12.0x                    2.2x
MONY Group Inc. (MNY)...........    $2,285.1                NM                     NM                    0.8x
Protective Life Corporation
  (PL)..........................    $1,976.3             12.0x                  10.2x                    1.3x
Presidential Life Corporation
  (PLFE)........................    $  343.0             16.8x                  19.8x                    1.2x
Phoenix Companies, Inc. (PNX)...    $2,612.4                NM                  19.0x                    0.6x
Torchmark Corporation (TMK).....    $2,854.7             11.4x                   9.9x                    1.8x
Mean............................    $2,010.8             13.0x                  12.8x                    1.3x
Median..........................    $2,130.7             12.2x                  10.3x                    1.3x
GREAT AMERICAN FINANCIAL
  RESOURCES.....................    $  934.9             12.6x                     NA                    0.9x



     As of September 19, 2003, Great American Financial Resource's common stock was trading at 12.6x LTM operating earnings and 0.9x book value, in line with the Great American Financial Resources comparable group medians of 12.2x and 1.3x, respectively.

INFINITY COMPARABLE COMPANIES


                                                                           PRICE AS A MULTIPLE
                                          LTM        PRICE AS A MULTIPLE      OF PROJECTED       PRICE AS A MULTIPLE
                                       REVENUES       OF LTM OPERATING          OPERATING          OF COMMON BOOK
COMPANY (TICKER)                     (IN MILLIONS)   EARNINGS PER SHARE    EARNINGS PER SHARE      VALUE PER SHARE
----------------                     -------------   -------------------   -------------------   -------------------
Cincinnati Financial Corporation
  (CINF)...........................    $ 3,093.9            18.7x                 16.2x                  3.3x
Harleysville Group, Inc. (HGIC)....    $   899.6            20.0x                 12.3x                  1.3x
Ohio Casualty Corporation (OCAS)...    $ 1,635.4               NM                 10.5x                  1.1x
Progressive Corporation (PGR)......    $10,637.0            17.1x                 14.9x                  3.9x
Selective Insurance Group, Inc.
  (SIGI)...........................    $ 1,252.2            19.0x                 10.8x                  1.5x
State Auto Financial Corporation
  (STFC)...........................    $ 1,004.0            22.9x                 15.2x                  2.3x
W.R. Berkley Corporation (BER).....    $ 3,063.0             9.8x                  8.8x                  2.1x
Mean...............................    $ 3,083.6            17.9x                 12.7x                  2.2x
Median.............................    $ 1,635.4            18.9x                 12.3x                  2.1x
INFINITY...........................    $   701.5            12.5x                 10.2x                  1.5x



     As of September 19, 2003, Infinity's common stock was trading at 12.5x LTM operating earnings, 10.2x projected 2003 operating earnings, and 1.5x book value, below the Infinity comparable group medians of 18.9x, 12.3x, and 2.1x, respectively.


     In each of the above analyses, Duff & Phelps observed that the common stocks of AFG, Great American Financial Resources, and Infinity appeared to be trading at multiples below or in line with their respective comparable companies, and that the price of the AFG common stock does not appear to be unreasonable.


     Pursuant to an engagement letter dated May 15, 2003, and add-on engagement letter dated September 19, 2003, AFC has agreed to pay Duff & Phelps $225,000, payable in full upon notification that Duff & Phelps was prepared to deliver the opinion (whether favorable or unfavorable) to the special committee. AFC has also agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify Duff & Phelps and certain related entities and persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.


     Duff & Phelps has provided limited financial advisory and investment banking services to an affiliate of AFG in the past, for which services it received customary fees.

                              THE MERGER AGREEMENT

     The following description of the merger agreement is only a summary of the most important information contained in the merger agreement. For full information, you should read the merger agreement, a copy of which is attached to this document as Annex A.

TERMS OF THE REORGANIZATION

     The Reorganization. In the reorganization, AFC will merge with and into AFG. Immediately before the merger of AFC into AFG, AFC Holding will merge with and into AFG. In the AFC merger, all shares of AFC common stock, which are owned by AFG, will be canceled, and all shares of the Series J Preferred Stock of AFC will be converted into AFG common stock and cash in lieu of fractional shares, on the terms discussed below. In the AFC Holding merger, all shares of AFC Holding common stock, which are owned by AFG, will be canceled.

     Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions in the merger agreement, the parties will complete the reorganization by filing Certificates of Merger with the Secretary of State of Ohio.

     Conversion of Series J Preferred Stock in the AFC Merger. Each share of Series J Preferred Stock issued and outstanding immediately prior to the AFC merger will be converted, by virtue of the merger and without the need for any further action on the part of the holder thereof, into the right to receive the number of shares of AFG common stock equal to the quotient (rounded to the nearest fourth decimal place) obtained by dividing $26.00 by the lesser of Twenty Seven Dollars ($27.00) and the average of the mean of the daily high sales price and daily low sales price of the AFG common stock on the New York Stock Exchange for the 20 consecutive days in which such shares are trading ending at the close of trading on the trading day that is three business days preceding the date of the special meeting. We refer to this as the average closing price. In addition, accrued dividends will be paid in cash, at a rate of $.0055 per day, from November 1, 2003 to the effective date of the AFC merger.


     Fractional Shares. AFC will not issue any fractional shares of AFG common stock. Instead, AFC will pay holders of fractional shares cash in an amount equal to the fraction of a share multiplied by the average closing price.

EXCHANGE OF CERTIFICATES

     Exchange Agent. Securities Transfer Company will act as exchange agent for the exchange of stock certificates pursuant to the reorganization.

     Exchange Procedures. Within ten days after the completion of the reorganization, AFG will instruct Securities Transfer Company to mail to each record holder of Series J Preferred Stock at the effective date of the reorganization a letter of transmittal and instructions for exchanging certificates representing Series J Preferred Stock for certificates evidencing AFG common stock. You will have to follow the instructions and surrender your Series J Preferred Stock certificates, together with the properly executed letter of transmittal, and any other required documents, to Securities Transfer Company. You then will be entitled to receive:

     - certificates for that number of whole shares of AFG common stock which you have the right to receive in the AFC merger,

     - any dividends or other distributions on the AFG common stock declared or made after the completion of the reorganization to which you may be entitled, and

     - cash for any fractional share of AFG common stock.


     Distributions With Respect to Unexchanged Shares. As a result of the merger, you will not receive any dividends or other distributions on AFG common stock until you surrender your Series J Preferred Stock certificates. When you do surrender your certificates, AFG will pay you, without interest, any dividends or other distributions previously paid to holders of AFG common stock with a record date after the completion of the reorganization.


     Transfers of Ownership. If you want AFG to issue any certificate for shares of AFG common stock in a name other than that in which your Series J Preferred Stock certificate is registered, your Series J Preferred Stock certificate must be properly endorsed and otherwise in proper form for transfer. You also must pay to AFG or its agent any resulting transfer or other tax, or establish to the satisfaction of AFG that such tax has been paid or is not payable.

     Escheat and Withholding. Neither AFG nor AFC will be liable to you for any shares of AFG common stock which were delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Securities Transfer Company, on behalf of AFG, will deduct from the shares of AFG common stock paid to you any amounts that federal, state, local or foreign tax law require AFG to withhold.

     Lost, Stolen or Destroyed Certificates. Securities Transfer Company will issue AFG common stock in exchange for a lost, stolen or destroyed Series J Preferred Stock certificate upon receipt of an affidavit of that fact by the owner of the certificate. However, AFG will require you to deliver a reasonable indemnity bond against any claim that may be made against AFG or Securities Transfer Company regarding a certificate alleged to have been lost, stolen or destroyed.

     DETAILED INSTRUCTIONS, INCLUDING A TRANSMITTAL LETTER, WILL BE MAILED TO HOLDERS OF SERIES J PREFERRED STOCK WITHIN TEN DAYS FOLLOWING THE COMPLETION OF THE REORGANIZATION, EXPLAINING HOW TO EXCHANGE SERIES J PREFERRED STOCK CERTIFICATES FOR AFG CERTIFICATES. YOU SHOULD NOT SEND IN YOUR SERIES J PREFERRED STOCK CERTIFICATES UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL.

DISSENTER'S RIGHTS

     Holders of Series J Preferred Stock may dissent from the AFC merger and have the fair value of their shares paid to them provided that the holders comply with the provisions of Ohio law. For more information on how to exercise these rights, see "Rights of Dissenting Shareholders" and Annex C to this proxy statement/prospectus.

REPRESENTATIONS AND WARRANTIES

     In connection with the AFC merger, AFC and AFG have provided customary representations and warranties relating to, among other things:

     - the corporate organization, good standing and corporate power of AFG and AFC, the authorization of the transactions contemplated by the merger agreement;

     - the compliance of the merger agreement with the articles of incorporation, code of regulations and similar organizational documents of AFG and AFC and applicable law; and

     - the absence of any undisclosed subsidiaries of AFG and AFC.

     AFG has provided additional customary representations and warranties relating to, among other things:

     - the accuracy of certain documents filed with the SEC by AFG and financial statements included in those documents;

     - existence of litigation involving or affecting AFG;

     - compliance with applicable laws by AFG;

     - the capital structure of AFG;

     - timely filing of tax returns and the compliance of AFG with certain laws related to taxes;

     - compliance of AFG with certain environmental laws and the absence of environmental claims; and

     - the operation of employee benefit plans in compliance with the Employee Retirement Income Security Act and other employee benefit matters with respect to AFG.

VOTING OF AFC COMMON STOCK

     AFC Holding, as the record owner of the AFC shares beneficially owned by AFG, has agreed to vote all of its shares of AFC common stock, representing approximately 79% of the voting power of AFC, in favor of the AFC merger.

CONDITIONS TO THE REORGANIZATION

     Conditions to Obligations of AFC and AFG. The obligations of AFG and AFC to complete the AFC merger are subject to the satisfaction or waiver of the following conditions:

     - No judgment, injunction or decree or other order issued by any court of competent jurisdiction or other legal restraint prohibiting or preventing the consummation of the reorganization or prohibiting or materially restricting the business of AFG after the AFC merger;

     - The registration statement, of which this proxy statement/prospectus forms a part, shall have been declared effective under the Securities Act of 1933, and no stop order suspending such effectiveness shall be in effect;

     - The reorganization shall have been approved by a majority of the voting power of AFC, a majority of the outstanding shares of Series J Preferred Stock and a majority of the outstanding shares of Series J Preferred Stock voting on the AFC merger, excluding shares beneficially owned by AFG, any director or executive officer of AFG, the spouses and unemancipated children of any AFG director or executive officer, Carl H. Lindner, Jr., the siblings or children of Carl H. Lindner, Jr. or the spouses and unemancipated children of Carl H. Lindner, Jr. or of any of his siblings or children;

     - The lenders under the AFG and AFC credit facility shall have consented to the reorganization or shall have permitted the reorganization through a revision to the credit facility;

     - The AFC Holding merger shall have been completed; and

     - AFG and AFC's special committee shall have received the legal opinion of Akin, Gump, Strauss, Hauer & Feld LLP as to tax matters.

     Additional Conditions to Obligations of AFC. The obligations of AFC to complete the AFC merger shall be subject to the satisfaction or waiver of the following additional conditions:

     - The representations and warranties made by AFG in the merger agreement shall be true and correct;

     - AFG shall have performed and complied in all material respects with all of its obligations required to be performed under the merger agreement;

     - Receipt of all documents required by the merger agreement to be received from AFG;

     - All necessary regulatory approvals, consents, authorizations and other approvals shall have been obtained;

     - AFC shall have received the opinion of Duff & Phelps, acceptable to the AFC special committee, as to the fairness of the reorganization, from a financial point of view, to the holders of Series J Preferred Stock; and

     - the shares of AFG common stock to be issued to holders of Series J Preferred Stock shall have been listed on the New York Stock Exchange.

     Additional Conditions to Obligations of AFG. The obligations of AFG to complete the AFC merger shall be subject to the satisfaction or waiver of the following additional conditions:

     - The representations and warranties made by AFC in the merger agreement shall be true and correct;

     - AFC shall have performed and complied in all material respects with all of its obligations required to be performed under the merger agreement;

     - Receipt of all documents required by the merger agreement to be received from AFC;

     - All necessary regulatory approvals, consents, authorizations and other approvals shall have been obtained.

     Termination.  The merger agreement may be terminated:

     - by mutual agreement of AFC (acting through the special committee), AFG and AFC Holding;


     - if the closing date is later than December 31, 2003;


     - by either AFG or AFC (acting through the special committee) if a court issues a permanent, non-appealable ruling permanently prohibiting the reorganization;

     - by either AFG or AFC (acting through the special committee) if the merger agreement is not approved by the required votes;

     - by either AFG or AFC (acting through the special committee) upon the breach of a representation or warranty of the other; or

     - by AFC (acting through the special committee) if any events, changes or developments have occurred (other than any information specifically provided by AFC (acting through the special committee) to be included in this document being or becoming false or materially misleading) which, individually or in the aggregate, have materially adversely affected, or are reasonably likely to materially adversely affect, the financial condition of AFG and its subsidiaries, taken as a whole;

     - By AFC if the special committee determines, after consultation with and based on the written legal advice of its legal counsel, that as a result of an event or condition which existed before the date of the merger agreement and should have been disclosed by AFG in its filings under the Securities Exchange Act of 1934 but was not so disclosed or which occurs after the date of the merger agreement (other than any information specifically provided by AFC (acting through the special committee) to be included in this document being or becoming false or materially misleading), the special committee would violate its fiduciary duties in accordance with applicable law if AFC (acting through the special committee) did not terminate the merger agreement; or

     - By AFG if the average closing price of the AFG common stock is less than $19.00 per share.

                       RIGHTS OF DISSENTING SHAREHOLDERS

     AFG describes below the steps which holders of Series J Preferred Stock must take if they wish to exercise dissenters' rights with respect to the AFC merger. The description is not complete. You should read Section 1701.85 of the Ohio General Corporation Law. This section is attached as Annex C to this document. FAILURE TO TAKE ANY ONE OF THE REQUIRED STEPS MAY RESULT IN TERMINATION OF THE SHAREHOLDER'S DISSENTERS' RIGHTS UNDER THE OHIO GENERAL CORPORATION LAW. If you are a holder of AFC Series J Preferred Stock considering dissenting, you should consult your own legal advisor.

     To exercise dissenters' rights, you must satisfy five conditions:


     - you must be a shareholder of record on September 30, 2003;


     - you must not vote dissenting shares in favor of the AFC merger;

     - you must deliver a written demand for "fair cash value" of the dissenting shares within 10 days of the vote on the merger agreement;

     - if AFC (or AFG as the successor to the AFC merger) requests, you must send within 15 days of its request, your stock certificates so that a legend may be added stating that a demand for "fair cash value" has been made; and

     - within three months of your written demand to receive "fair cash value," you must file a complaint in court for a determination of the "fair cash value" or you and AFC (or AFG, if after the AFC merger) must have agreed on the "fair cash value."

     All demands, deliveries and other correspondence should be sent to AFC (or
AFG if such correspondence follows the AFC merger) at the address on page      .

     The following is a more detailed description of the conditions you must satisfy to perfect dissenters' rights:


     MUST BE A SHAREHOLDER OF RECORD. To be entitled to dissenters' rights, you must be the record holder of the dissenting shares as of September 30, 2003. If you have a beneficial interest in shares of AFC Series J Preferred Stock that are held of record in the name of another person, you must act promptly to cause the shareholder of record to follow the required procedures.


     NOT VOTE IN FAVOR OF THE REORGANIZATION. You must not vote shares as to which you seek "fair cash value" in favor of the approval and adoption of the merger agreement at the special meeting. This requirement will be satisfied:

     - if you submit a properly executed proxy with instructions to vote "against" the adoption of the merger agreement or to "abstain" from this vote,

     - if you do not return a proxy and no vote is cast on your behalf at the special meeting in favor of the adoption of the merger agreement, or


     - if you revoke a proxy and later "abstain" from or vote "against" the adoption of the merger agreement.

     A VOTE FOR THE MERGER AGREEMENT IS A WAIVER OF DISSENTERS' RIGHTS. A proxy that is returned signed but on which no voting preference is indicated will be voted in favor of the adoption of the merger agreement and will constitute a waiver of dissenters' rights. Voting "against" or not voting does not constitute a waiver of dissenters' rights.


     FILING A WRITTEN DEMAND. You must serve a written demand for the "fair cash value" of dissenting shares upon AFC (or AFG, if after the AFC merger) on or before November 30, 2003, the tenth day after the shareholder vote approving the AFC merger. Neither AFC nor AFG will inform shareholders of the expiration of the ten-day period and each advises you to retain this document. The required written demand must specify your name and address, the number of dissenting shares held of record on September 30, 2003 and the amount claimed as the "fair cash value" of the dissenting shares. Voting against the reorganization is not a written demand as required by Section 1701.85 of the Ohio General Corporation Law.


     DELIVERY OF CERTIFICATES FOR LEGENDING. If requested, you must submit your certificates for dissenting shares to AFC (or AFG, if after the AFC merger) within fifteen days after AFG sends its request for endorsement on the certificates of a legend that demand for fair cash value has been made. The certificates will be returned promptly to you.


     PETITIONS TO BE FILED IN COURT. If you and AFC (or AFG, if after the AFC merger) cannot agree on the "fair cash value" of the dissenting shares, you must, within three months after service of your demand for "fair cash value," file a complaint in the Court of Common Pleas of Hamilton County, Ohio, for a determination of the "fair cash value" of the dissenting shares. The court, if it determines that you are entitled to be paid the "fair cash value" of the dissenting shares, may determine the value of those shares. The court will determine the "fair cash value" per share. The costs of the proceeding, including reasonable compensation to the appraisers, will be assessed as the court considers equitable. "Fair cash value" is the amount that a willing seller, under no compulsion to sell, would be willing to accept, and that a willing buyer, under no compulsion to purchase, would be willing to pay. In no event will the "fair cash value" be in excess of the amount specified in the dissenting shareholder's demand. Fair cash value is determined as of November 19, 2003, the day before the special meeting. The amount of the "fair cash value" excludes any appreciation or depreciation in market value of your shares resulting from the reorganization. The "fair cash value" of your shares may be higher, the same, or lower than the market value of the Series J Preferred Stock on the date of the reorganization.


     Your right to be paid the "fair cash value" of the dissenting shares will terminate if:

     - for any reason the reorganization does not become effective,

     - you fail to make a timely written demand,

     - you do not, upon request of AFC (or AFG, if after the AFC merger) timely surrender your Series J Preferred Stock certificates for an endorsement of a legend that demand for the "fair cash value" of the dissenting shares has been made,

     - you withdraw your demand, with the consent of AFC (or AFG, if after the AFC merger), or

     - AFC (or AFG, if after the AFC merger) and you have not come to an agreement as to the fair cash value of the dissenting shares and you have not filed a complaint.

                         AMERICAN FINANCIAL GROUP, INC.

     AFG is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life, and supplemental health insurance products. AFG was incorporated as an Ohio corporation in 1997 for the purpose of merging predecessor holding companies, one of which was AFC, which was originally incorporated in 1955. Its insurance subsidiaries have been operating as far back as the 1800's. AFG's address is One East Fourth Street, Cincinnati, Ohio 45202; its phone number is
(513) 579-2121. SEC filings, news releases and other information may be accessed free of charge through AFG's Internet site at: "www.amfnl.com."

     Over the years, AFG and its predecessors have owned, operated, and invested in businesses in a variety of industries and geographic areas, culminating in today's group of insurance companies. Generally, AFG's interests have been in the following areas: insurance, savings and loan, leasing, banking, real estate, communications/entertainment and food distribution. A small number of opportunistic investments have been made in troubled and other undervalued assets.

                         AMERICAN FINANCIAL CORPORATION

     AFC is a holding company, majority-owned subsidiary of AFG. All of the outstanding shares of common stock, representing approximately 79% of the voting power of AFC, is owned by AFC Holding. The Series J Preferred Stock of AFC is publicly traded through the Archipelago system on the Pacific Stock Exchange and represents the remaining 21% of the voting power of AFC.

                              AFC HOLDING COMPANY

     AFC Holding Company is a wholly-owned, intermediate-level company of AFG. AFC Holding directly owns all outstanding shares of common stock of AFC. Its address is One East Fourth Street, Cincinnati, Ohio 45202; its phone number is
(513) 579-2121.

                        DESCRIPTION OF AFG CAPITAL STOCK

     The following is a summary of the provisions of Ohio General Corporation Law and AFG's Articles of Incorporation and Regulations which govern the terms of AFG's common stock.

COMMON STOCK

     AFG is incorporated under the laws of the State of Ohio. The total number of authorized shares of AFG common stock is 200,000,000. As of August 1, 2003 there were 69,650,289 shares of AFG common stock outstanding. Holders of AFG common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of AFG common stock have the right to cumulate their votes in the election of directors but are not entitled to any preemptive rights.

     Subject to preferences which may be granted to holders of preferred stock, holders of AFG common stock are entitled to the share of such dividends as board of directors, in its discretion, may validly declare from funds legally available. In the event of liquidation, each outstanding share of AFG common stock entitles its holder to participate ratably in the assets remaining after the payment of liabilities and any preferred stock liquidation preferences.

     The affirmative vote of the holders of a majority of the outstanding shares of Common Stock is required to amend the Articles of Incorporation and to approve mergers, reorganizations, share exchanges and similar transactions.

     AFG acts as its own transfer agent and registrar.

PREFERRED STOCK

     AFG's Articles of Incorporation authorize 12,500,000 shares of voting preferred stock and 12,500,000 of nonvoting preferred stock which may be issued from time to time in series that have been designated preferences, rights, qualifications and limitations that the board of directors, in its sole discretion, may determine no shares hereby issued. The board of directors can give preferred stock both voting and conversion rights which would affect the voting power and equity of holders of AFG common stock. Preferred stock could also have preference to AFG common stock with respect to dividend and liquidation rights. The preferred stock could have the effect of acting as an anti-takeover device to prevent a change of control of AFG. AFG has no outstanding preferred stock.

                        COMPARISON OF SHAREHOLDER RIGHTS

DIVIDENDS

     Each share of Series J Preferred Stock has a fixed annual dividend rate of $2.00 per share, payable in semi-annual installments. The right to payment of dividends is cumulative to the extent that the dividends not paid must be paid in full before dividends can be paid on common stock.

     Holders of AFG common stock are entitled to share in the dividends that the board of directors validly declares from legally available funds. Currently, AFG pays an annual dividend of $0.50, payable quarterly.

PREFERENCE

     On liquidation, the holder of each share of Series J Preferred Stock would be entitled to $25.00 plus accrued dividends in preference to distributions to AFG, as holder of all outstanding shares of AFC common stock.

     If AFG liquidates, holders of AFG common stock also are entitled to participate ratably in the assets remaining after AFG pays its liabilities and preferred stock liquidation preferences.

VOTING RIGHTS

     Each share of Series J Preferred Stock is entitled to one vote on all matters voted upon by shareholders, and the preferred shares vote with AFC common shareholders on all matters presented to shareholders. As a class, the Series J Preferred Stock possess approximately 21% of the voting power of AFC, voting one vote per share. In addition, in the event of an arrearage in the payment of dividends for each of four or more consecutive semi-annual payments, the number of directors of AFC shall be increased by two and the holders of the Series J Preferred Stock shall have the right, voting as a class, to elect directors to fill the newly created directorships. Holders of Series J Preferred Stock have no rights to vote cumulatively in the election of directors.

     Holders of AFG common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Shareholders may cumulate their votes when electing directors.

OPTIONAL REDEMPTION; CASH-OUT MERGER AT AFC'S OPTION

     AFC may, at its option, call for redemption all or part of the Series J Preferred Stock at specified times and on specified terms. In addition, the terms of the Series J Preferred Stock contained in AFC's Articles of Incorporation permit AFC, at any time, to engage in a merger with another party, including an affiliate of AFC, pursuant to which each share of Series J Preferred Stock would receive in cash $25.00 plus accrued dividends. AFG common stock has no redemption provisions.

                             SECURITY OWNERSHIP OF
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of June 30, 2003, information with respect to the beneficial ownership of AFG common stock by each person known by AFG to be the beneficial owner of more than five percent of the common stock, by each present director of AFG, by executive officers of AFG and by all directors and executive officers of AFG as a group. Unless otherwise indicated in the notes to this table, the shareholders listed in the table have sole voting and investment power with respect to shares beneficially owned by them.

NAME OF BENEFICIAL OWNER                                    NO. OF SHARES   PERCENT OF CLASS
------------------------                                    -------------   ----------------
Carl H. Lindner(a)........................................    8,914,132(b)        13.1%
Carl H. Lindner III(a)....................................    6,462,181(c)         9.4
S. Craig Lindner(a).......................................    6,483,956(d)         9.4
Keith E. Lindner(a).......................................    6,483,956(e)         9.4
Theodore H. Emmerich......................................       32,189              *
James E. Evans............................................      430,674              *
William R. Martin.........................................       59,951              *
William W. Verity.........................................        9,008              *
William A. Shutzer........................................        5,098              *
Terry S. Jacobs...........................................        6,098              *
Keith A. Jensen...........................................      139,093              *
Thomas E. Mischell........................................      279,556              *
Fred J. Runk..............................................      427,755              *
All directors, nominees and executive officers as a group
  (13 persons)............................................   29,733,647           41.9%

---------------

 * Less than 1%.

(a) The shares set forth for Carl H. Lindner, Carl H. Lindner III, S.C. Lindner and Keith E. Lindner and all directors and officers as a group constituted 13.1%, 9.4%, 9.4%, 9.4% and 41.9%, respectively, of the common stock outstanding at June 30, 2003.

(b) Includes 4,398,540 shares held by his spouse and 252,378 shares held in a charitable foundation over which Mr. Lindner has sole voting and dispositive power but no pecuniary interest. Excludes 2,407,264 shares held in a trust for the benefit of his family for which a third party acts as trustee with voting and dispositive power.

(c) Includes 19,826 shares held by his spouse individually or in a trust over which she has voting and dispositive power, 19,847 held by one of his children, 1,000,000 shares held by a limited liability company over which shares he holds dispositive but not voting power, and 650,633 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and dispositive power.

(d) Includes 76,144 shares held by his spouse as custodian for their minor children or in a trust over which she has voting and dispositive power, 26,144 shares held by two of his children, 1,000,000 shares held by a limited liability company over which shares he holds dispositive but not voting power, 1,248,730 shares held in a trust for the benefit of his children over which shares his spouse has dispositive but not voting power, and 776,910 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and dispositive power.

(e) Includes 341 shares held in a trust over which his spouse shares voting and dispositive power with an individual not affiliated with AFG, 2,226 shares held in trusts over which he shares voting and dispositive power with an individual not affiliated with AFG, 1,500,000 shares held by a limited liability company over which shares he holds dispositive but not voting power, and 2,473,709 shares held in a trust for the benefit of his children over which shares his spouse has dispositive but not voting power, but excludes 1,427,543 shares (described in footnotes (c) and (d) above) which are held in various trusts for the benefit of the minor children of his brothers, Carl H. Lindner III and S. Craig Lindner, over which Keith E. Lindner has sole voting and dispositive power but no pecuniary interest.

     The following table sets forth, as of June 30, 2003, information with respect to the beneficial ownership of AFC common stock and Series J Preferred Stock by each person known by AFC to be the beneficial owner of more than five percent of the common stock, by each present director of AFC, by executive officers of AFC and by all directors and executive officers of AFC as a group. Unless otherwise indicated in the notes to this table, the shareholders listed in the table have sole voting and investment power with respect to shares beneficially owned by them.


NAME OF BENEFICIAL OWNER                                 NO OF SHARES(1)   PERCENT OF CLASS(1)
------------------------                                 ---------------   -------------------
American Financial Group, Inc.(2)......................    10,593,000              100%
William R. Martin......................................        40,126             1.39
Fred J. Runk...........................................         7,817                *
Thomas E. Mischell.....................................        15,551                *
All directors and executive officers as a group........        63,494             2.20
The Commerce Group, Inc. ..............................       287,563             9.96


---------------

(1) Refers to the common stock of AFC beneficially owned by American Financial Group, Inc. Refers to the Series J Preferred Stock beneficially owned by William R. Martin, Fred J. Runk, Thomas E. Mischell and all directors and executive officers as a group.

(2) The Lindner Family may be deemed to be the beneficial owner of these shares of AFC common stock.

                                 LEGAL MATTERS

     The legality of the AFG common stock offered hereby will be passed upon for AFG by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio. Certain tax opinions will be delivered to AFG by Akin Gump Strauss Hauer & Feld LLP, Washington, D.C.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited AFG's and AFC's consolidated financial statements and schedules included in their respective Annual Reports on Form 10-K for the year ended December 31, 2002, as set forth in its reports, which are incorporated by reference or presented in this proxy statement/prospectus. AFG's and AFC's financial statements and schedules are incorporated by reference or presented in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                 SHAREHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

     In accordance with AFC's Regulations, the only candidates eligible for election at a meeting of shareholders are candidates nominated by or at the direction of the board of directors and candidates nominated at the meeting by a shareholder who has complied with the procedures set forth in the Regulations. Shareholders will be afforded a reasonable opportunity at the meeting to nominate candidates for the office of director. However, the Regulations require that a shareholder wishing to nominate a director candidate must have first given the Secretary of AFC at least five and not more than thirty days prior written notice setting forth or accompanied by (1) the name and residence of the shareholder and of each nominee specified in the notice, (2) a representation that the shareholder was a holder of record of AFC's voting stock and intended to appear, in person or by proxy, at the meeting to nominate the persons specified in the notice and (3) the consent of each such nominee to serve as director if so elected.

     The proxy form used by AFC for its annual meeting typically grants authority to management's proxies to vote in their discretion on any matters that come before the meeting as to which adequate notice has not been received. In order for a notice to be deemed adequate for the 2004 annual meeting, it must be received by March 16, 2004. In order for a proposal to be considered for inclusion in AFC's proxy statement for that meeting, it must be received by December 31, 2003.

                      WHERE YOU CAN FIND MORE INFORMATION

     AFG and AFC each file reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that AFG and AFC file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. (The address of the public reference room in Washington, D.C. is 450 Fifth Street, N.W., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. AFG's and AFC's public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information regarding AFG may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Also, AFG's reports, proxy statements and other information is available on its Internet World Wide Web site located at www.amfnl.com.

     AFG has filed a Registration Statement with the SEC to register the shares of AFG common stock to be issued to holders of AFC Series J Preferred Stock in the reorganization. This document is a part of the Registration Statement and constitutes a prospectus of AFG as well as a proxy statement of AFC for the special meeting.

     As allowed by SEC rules, this document does not contain all information that shareholders can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC allows AFG and AFC to "incorporate by reference" information into this document, which means that AFG and AFC can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in the document. This document incorporates by reference the documents set forth below that AFG and AFC have previously filed with the SEC. These documents contain important information about AFG and AFC and their respective financial condition.

AFG SEC FILINGS:

     - Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2002

     - Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003, as amended, and June 30, 2003

     - Current Reports on Form 8-K dated February 19, 2003, May 1, 2003, May 27, 2003, July 7, 2003 and July 31, 2003.

     - The description of our common stock contained in the Form 8-A filed with the SEC on November 23, 1997

AFC SEC FILINGS:

     - Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2002

     - Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003, as amended, and June 30, 2003

     - Current Report on Form 8-K dated July 7, 2003

     AFG is also incorporating by reference additional documents that it may file with the SEC between the date of this document and the date of the special meeting. These include periodic reports, such as an Annual

Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K, and any amendments to these reports, as well as proxy statements.

     If you are a shareholder of AFG or AFC, you can obtain any of the documents incorporated by reference through AFG and AFC, respectively, or from the SEC or the SEC's Internet World Wide Web site described above. Documents incorporated by reference are available from AFG and AFC without charge, excluding all exhibits. Shareholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from AFG and AFC at the following address:

        James C. Kennedy
        Vice President, Deputy General Counsel and Secretary
        American Financial Corporation
        American Financial Group, Inc.
        One East Fourth Street
        Cincinnati, Ohio 45202
        (513) 579-2538


     If you would like to request documents from AFG or AFC, please do so by November 13, 2003 to receive them before the special meeting. If you request any such documents, the companies will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT TO VOTE YOUR SHARES AT THE SPECIAL MEETING. AFG AND AFC HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THE DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS DOCUMENT, AND NEITHER THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS NOR THE ISSUANCE OF AFC'S SECURITIES IN THE REORGANIZATION SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                          FINANCIAL INFORMATION FOR AFC

The following financial information has been excerpted from AFC's June 30, 2003, Form 10-Q and December 31, 2002, Form 10-K, as amended, which are incorporated herein by reference.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 2003

GENERAL

AFC and American Premier are organized as holding companies with almost all of their operations being conducted by subsidiaries. These parent corporations, however, have continuing cash needs for administrative expenses, the payment of principal and interest on borrowings, shareholder dividends, and taxes. Therefore, certain analyses are best done on a parent only basis while others are best done on a total enterprise basis. In addition, since most of its businesses are financial in nature, AFC does not prepare its consolidated financial statements using a current-noncurrent format. Consequently, certain traditional ratios and financial analysis tests are not meaningful.

FORWARD-LOOKING STATEMENTS The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as "anticipates", "believes", "expects", "estimates", "intends", "plans", "seeks", "could", "may", "should", "will" or the negative version of those words or other comparable terminology. Examples of such forward-looking statements include statements relating to: expectations concerning market and other conditions and their effect on future premiums, revenues, earnings and investment activities; recoverability of asset values; expected losses and the adequacy of reserves for asbestos, environmental pollution and mass tort claims; rate increases, improved loss experience and expected expense savings resulting from recent initiatives.

Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including:

         o changes in economic conditions, including interest rates, performance of securities markets, and the availability of capital;

         o        regulatory actions;

         o        changes in legal environment;

         o        tax law changes;

         o levels of natural catastrophes, terrorist events, incidents of war and other major losses;

         o the ultimate amount of liabilities associated with certain asbestos and environmental-related claims;

         o the unpredictability of possible future litigation if certain settlements do not become effective;

         o        adequacy of insurance reserves;

         o        trends in mortality and morbidity;

         o availability of reinsurance and ability of reinsurers to pay their obligations;

         o competitive pressures, including the ability to obtain rate increases; and

         o        changes in debt and claims paying ratings.

The forward-looking statements herein are made only as of the date of this report. AFC assumes no obligation to publicly update any forward-looking statements.

CRITICAL ACCOUNTING POLICIES

Significant accounting policies are summarized in Note A to the financial statements. The preparation of financial statements requires management to make estimates and assumptions that can have a significant effect on amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and thus impact amounts reported in the future. Management believes that the establishment of insurance reserves, especially asbestos and environmental-related reserves, and the determination of "other than temporary" impairment on investments are the two areas where the degree of judgment required to determine amounts recorded in the financial statements make the accounting policies critical. For further discussion of these policies, see "Liquidity and Capital Resources - Investments" and "Liquidity and Capital Resources - Uncertainties."

LIQUIDITY AND CAPITAL RESOURCES

RATIOS AFC's debt to total capital ratio at the parent holding company level (excluding amounts due AFG) was approximately 1% at June 30, 2003, and 13% at December 31, 2002. Including amounts due AFG, the ratio was 19% at June 30, 2003, and 25% at December 31, 2002.

AFC's ratio of earnings to fixed charges including annuity benefits as a fixed charge, excluding and including preferred dividends, was 1.51 and 1.48 for the six months ended June 30, 2003, and 1.48 and 1.46 for the entire year of 2002, respectively. Excluding annuity benefits, this ratio was 3.81 and 3.42 for the six months of 2003 and 3.36 and 3.09 for the year 2002, respectively. Although the ratio excluding interest on annuities is not required or encouraged to be disclosed under Securities and Exchange Commission rules, it is presented because interest credited to annuity policyholder accounts is not always considered a borrowing cost for an insurance company.

SOURCES OF FUNDS Management believes the parent holding companies have sufficient resources to meet their liquidity requirements, primarily through funds generated by their subsidiaries' operations. If funds provided by subsidiaries through dividends and tax payments are insufficient to meet fixed charges in any period, the holding companies would be required to generate cash through borrowings, sales of securities or other assets, or similar transactions.

AFC may borrow up to $280 million under a bank credit line. The line consists of two facilities: a 364-day revolving facility, extendable annually, for one-third of the total line and a three-year revolving facility for the remaining two-thirds. Amounts borrowed bear interest at rates ranging from 1.25% to 2.25% over LIBOR based on AFG's credit rating. This credit agreement provides ample liquidity and can be used to obtain funds for operating subsidiaries or, if necessary, for the parent companies. In June 2003, borrowings from AFG under the Master Credit Agreement were used to pay down the bank line. At June 30, 2003, there were no borrowings under the line.

INVESTMENTS AFC's investment portfolio at June 30, 2003, contained $11.7 billion in "Fixed maturities" and $311.4 million in "Other stocks", all carried at market value with unrealized gains and losses reported as a separate component of shareholders' equity on an after-tax basis. At June 30, 2003, AFC had pretax net unrealized gains of $649.0 million on fixed maturities and $144.0 million on other stocks. The increase in the general level of interest rates during July caused the fixed maturity amount to decline by approximately two-thirds.

Approximately 94% of the fixed maturities held by AFC at June 30, 2003, were rated "investment grade" (credit rating of AAA to BBB) by nationally recognized rating agencies. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated and noninvestment grade. Management believes that a high quality investment portfolio is more likely to generate a stable and predictable investment return.

Individual portfolio securities are sold creating gains or losses as market opportunities exist. Since all of these securities are carried at market value in the balance sheet, there is virtually no effect on liquidity or financial condition upon the sale and ultimate realization of unrealized gains and losses.

Summarized information for the unrealized gains and losses recorded in AFC's balance sheet at June 30, 2003, is shown in the following table (dollars in millions). Approximately $144 million of "Fixed maturities" and $20 million of "Other stocks" had no unrealized gains or losses at June 30, 2003.

                                                       Securities          Securities
                                                          With                With
                                                       Unrealized          Unrealized
                                                          Gains              Losses
                                                       ----------          -----------
   Fixed Maturities
     Market value of securities                          $10,562           $ 1,019
     Amortized cost of securities                        $ 9,868           $ 1,064
     Gross unrealized gain (loss)                        $   694           $   (45)
     Market value as % of amortized cost                     107%               96%
     Number of security positions                          1,822               183
     Number individually exceeding
       $2 million gain or loss                                38                 3
     Concentration of gains (losses) by
       type or industry (exceeding 5% of
       unrealized):
         Mortgage-backed securities                      $ 134.8             $(3.4)
         Electric services                                  61.3              (1.4)
         Banks and savings institutions                     51.1               (.2)
         U.S. government and government agencies            44.2              (1.1)
         State and municipal                                40.8              (3.9)
         Asset-backed securities                            22.2              (6.8)
         Air transportation (generally collateralized)       4.8             (14.3)
     Percentage rated investment grade                        95%               79%

   Other Stocks
     Market value of securities                          $   267           $    24
     Cost of securities                                  $   122           $    25
     Gross unrealized gain (loss)                            145           $    (1)
     Market value as % of cost                               219%               96%
     Number individually exceeding
       $2 million gain or loss                                16                 1

AFC's investment in equity securities of Provident Financial Group, a Cincinnati-based commercial banking and financial services company, represents $115 million of the $145 million in unrealized gains on other stocks at June 30, 2003.

The table below sets forth the scheduled maturities of fixed maturity securities at June 30, 2003, based on their market values. Asset backed securities and other securities with sinking funds are reported at average maturity. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

                                                        Securities       Securities
                                                          With             With
                                                        Unrealized       Unrealized
                                                          Gains           Losses
                                                        ----------       ----------
   Maturity
     One year or less                                          3%               1%
     After one year through five years                        22               41
     After five years through ten years                       30               30
     After ten years                                          10               11
                                                         -------          -------
                                                              65               83
     Mortgage-backed securities                               35               17
                                                         -------          -------
                                                             100%             100%
                                                         =======          =======

AFC realized aggregate losses of $4 million during the first six months of 2003 on $36.1 million in sales of fixed maturity securities (7 issues/issuers) that had individual unrealized losses greater than $500,000 at December 31, 2002. Market values of five of the issues increased an aggregate of $4.7 million from December 31 to date of sale. The market value of the remaining two securities decreased $316,000 from December 31 to the sale date.

Although AFC had the ability to continue holding these investments, its intent to hold them changed due primarily to deterioration in the issuers' creditworthiness, decisions to lessen exposure to a particular credit or industry, or to modify asset allocation within the portfolio.

The table below (dollars in millions) summarizes the unrealized gains and losses on fixed maturity securities by dollar amount.

                                                                               Market
                                             Aggregate       Aggregate        Value as
                                              Market         Unrealized      % of Cost
                                              Value          Gain (Loss)       Basis
                                           ------------    ------------     ------------
Fixed Maturities at June 30, 2003
SECURITIES WITH UNREALIZED GAINS:
  Exceeding $500,000 (475 issues)          $      6,264    $        517            109.0%
  Less than $500,000 (1,347 issues)               4,298             177            104.3
                                           ------------    ------------
                                           $     10,562    $        694            107.0%
                                           ============    ============

SECURITIES WITH UNREALIZED LOSSES:
  Exceeding $500,000 (24 issues)           $        253    $        (30)            89.4%
  Less than $500,000 (159 issues)                   766             (15)            98.1
                                           ------------    ------------
                                           $      1,019    $        (45)            95.8%
                                           ============    ============

The following table summarizes (dollars in millions) the unrealized loss for all fixed maturity securities with unrealized losses by issuer quality and length of time those securities have been in an unrealized loss position.

                                                                            Market
                                              Aggregate     Aggregate      Value as
                                               Market      Unrealized      % of Cost
                                               Value       Gain (Loss)      Basis
                                             ----------    ----------     ----------
     Fixed Maturities with Unrealized
       Losses at June 30, 2003

     INVESTMENT GRADE WITH LOSSES FOR:
       Less than 6 months (37 issues)        $      551    $       (5)          99.1%
       7 to 12 months (59 issues)                   207            (5)          97.6
       Greater than 12 months (15 issues)            51            (8)          86.4
                                             ----------    ----------
                                             $      809    $      (18)          97.8%
                                             ==========    ==========


     NON-INVESTMENT GRADE WITH LOSSES FOR:
       Less than 6 months (13 issues)        $       25    $       (2)          92.6%
       7 to 12 months (17 issues)                    27            (3)          90.0
       Greater than 12 months (42 issues)           158           (22)          87.7
                                             ----------    ----------
                                             $      210    $      (27)          88.6%
                                             ==========    ==========

When a decline in the value of a specific investment is considered to be "other than temporary," a provision for impairment is charged to earnings (accounted for as a realized loss) and the cost basis of that investment is reduced. The determination of whether unrealized losses are "other than temporary" requires judgment based on subjective as well as objective factors. A listing of factors considered and resources used is contained in the discussion of "Investments" under Management's Discussion and Analysis in AFC's 2002 Form 10-K.

Based on its analysis, management believes (i) AFC will recover its cost basis in the securities with unrealized losses and (ii) that AFC has the ability and intent to hold the securities until they mature or recover in value. Should either of these beliefs change with regard to a particular security, a charge for impairment would likely be required. While it is not possible to accurately predict if or when a specific security will become impaired, charges for other than temporary impairment could be material to results of operations in a future period. Management believes it is not likely that future impairment charges will have a significant effect on AFC's liquidity.

UNCERTAINTIES As more fully explained in the following paragraphs, management believes that the areas posing the greatest risk of material loss are the adequacy of its insurance reserves and American Premier's contingencies arising out of its former operations.

PROPERTY AND CASUALTY INSURANCE RESERVES The liabilities for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon:
(a) the accumulation of case estimates for losses reported prior to the close of the accounting periods on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expense for investigating and adjusting claims; and (e) the current state of law and coverage litigation. Using these items as well as historical trends adjusted for changes in underwriting standards, policy provisions, product mix and other factors, company actuaries determine a single or "point" estimate which management utilizes in recording its best estimate of the liabilities. Ranges of loss reserves are not developed by company actuaries.

Estimating the liability for unpaid losses and LAE is inherently judgmental and is influenced by factors which are subject to significant variation. Through the use of analytical reserve development techniques, management utilizes items such as the effect of inflation on medical, hospitalization, material, repair and replacement costs, general economic trends and the legal environment.

Quarterly reviews of unpaid loss and LAE reserves are prepared using standard actuarial techniques. These may include: Case Incurred Development Method; Paid Development Method; Bornhuetter-Ferguson Method; and Incremental Paid LAE to Paid Loss Methods. Generally, data is segmented by major product or coverage within product using countrywide data; however, in some situations data may be reviewed by state for large volume states.

         ASBESTOS AND ENVIRONMENTAL-RELATED ("A&E") RESERVES Establishing reserves for A&E claims relating to policies and participations in reinsurance treaties and former operations is subject to uncertainties that are significantly greater than those presented by other types of claims. For this group of claims, traditional actuarial techniques that rely on historical loss development trends cannot be used. Case reserves and expense reserves are established by the claims department as specific policies are identified. In addition to the case reserves established for known claims, management establishes additional reserves for claims not yet known or reported and for possible development on known claims. These additional reserves are management's best estimate based on its review of industry trends and other industry information about such claims, with due consideration to individual claim situations like the A.P. Green case discussed below. Estimating ultimate liability for asbestos claims presents a unique and difficult challenge to the insurance industry due to, among other things, inconsistent court decisions, an increase in bankruptcy filings as a result of asbestos-related liabilities, novel theories of coverage, and judicial interpretations that often expand theories of recovery and broaden the scope of coverage. The casualty insurance industry is engaged in extensive litigation over these coverage and liability issues as the volume and severity of claims against asbestos defendants continue to increase.

While management believes that AFC's reserves for A&E claims are a reasonable estimate of ultimate liability for such claims, actual results may vary materially from the amounts currently recorded due to the difficulty in predicting the number of future claims and the impact of recent bankruptcy filings, and unresolved issues such as whether coverage exists, whether policies are subject to aggregate limits on coverage, whether claims are to be allocated among triggered policies and implicated years, and whether claimants who exhibit no signs of illness will be successful in pursuing their claims.

In February 2003, Great American Insurance Company entered into an agreement for the settlement of asbestos related coverage litigation under insurance polices issued during the 1970's and 1980's to Bigelow-Liptak Corporation and related companies, subsequently known as A.P. Green Industries, Inc. ("A.P. Green"). Management believes that this settlement will enhance financial certainty and provides resolution to litigation that represents AFC's largest known asbestos-related claim and the only such claim that management believes to be material.

The settlement is for $123.5 million (Great American has the option to pay in cash or over time with 5.25% interest), all of which is covered by reserves established prior to 2003, and anticipated reinsurance recoverables for this matter. The agreement allows up to 10% of the settlement to be paid in AFG common stock.

The settlement is subject to a number of contingencies, including the approval of the bankruptcy court supervising the reorganization of A.P. Green and subsequent confirmation of a plan of reorganization that includes an injunction prohibiting the assertion against Great American of any present or future asbestos personal injury claims under policies issued to A.P. Green and related companies. This process could take a year or more and no assurance can be made that all of these consents and approvals will be obtained; no payments are required until completion of the process. If not obtained, the outcome of this litigation will again be subject to the complexities and uncertainties associated with a Chapter 11 proceeding and asbestos coverage litigation.

RESULTS OF OPERATIONS

GENERAL Results of operations as shown in the accompanying financial statements are prepared in accordance with generally accepted accounting principles. Many of the line items in the Statement of Earnings are not comparable due to the sale of Infinity in mid-February 2003. Operating earnings before income taxes increased $28.3 million in the second quarter of 2003 compared to the same period in 2002 due primarily to a $73.1 million improvement in realized gains which more than offset a $43.8 million charge for an arbitration decision relating to a 1995 property claim. Property and casualty underwriting results improved $21.4 million (excluding the arbitration charge) in the second quarter of 2003 and AFC's annuity operations recorded a $12.5 million charge related to the narrowing of spreads on fixed annuities.

Six-month pretax operating earnings improved $17.0 million compared to 2002 reflecting a $53.7 million increase in realized gains and $45.0 million increase in property and casualty underwriting results (excluding the arbitration charge) which more than offset the second quarter arbitration charge, a $43.4 million decrease in investment income due primarily to the sale of Infinity and lower yields on fixed maturity securities, and the second quarter charge in the annuity operations.

PROPERTY AND CASUALTY INSURANCE - UNDERWRITING AFC's property and casualty group has consisted of two major business groups: Specialty and Personal. See Note B, "Acquisitions and Sales of Subsidiaries," to the Financial Statements for a discussion of the sale of nearly all of the Personal group.

The Specialty group includes a highly diversified group of business lines. Some of the more significant areas are inland and ocean marine, California workers' compensation, agricultural-related coverages, executive and professional liability, fidelity and surety bonds, collateral protection, and umbrella and excess coverages.

The Personal group wrote nonstandard and preferred/standard private passenger auto insurance and, to a lesser extent, homeowners' insurance. Nonstandard automobile insurance covers risk not typically accepted for standard automobile coverage because of an applicant's driving record, type of vehicle, age or other criteria.

Performance measures such as segment underwriting profit or loss and related combined ratios are often used by property and casualty insurers to help users of their financial statements better understand the company's performance. See Note C - "Segments of Operations" for the detail of AFC's operating profit by significant business segment.

Underwriting profitability is measured by the combined ratio which is a sum of the ratios of underwriting losses, loss adjustment expenses, underwriting expenses and policyholder dividends to premiums. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.

Premiums and combined ratios for AFC's property and casualty insurance subsidiaries were as follows (dollars in millions):

                                                   Three months ended            Six months ended
                                                        June 30,                   June 30,
                                                ------------------------    ------------------------
                                                   2003          2002         2003          2002
                                                ----------    ----------    ----------    ----------
          Gross Written Premiums (GAAP)
            Specialty                           $    806.4    $    648.5    $  1,483.2    $  1,211.3
            Personal (a)                              57.7         328.4         238.8         675.9
            Other lines                                 --            --            --            .3
                                                ----------    ----------    ----------    ----------
                                                $    864.1    $    976.9    $  1,722.0    $  1,887.5
                                                ==========    ==========    ==========    ==========

          Net Written Premiums (GAAP)
            Specialty                           $    450.4    $    393.8    $    889.2    $    780.5
            Personal (a)                              18.4         244.9         136.3         501.3
            Other lines                                 --            --            --            .3
                                                ----------    ----------    ----------    ----------
                                                $    468.8    $    638.7    $  1,025.5    $  1,282.1
                                                ==========    ==========    ==========    ==========

          Combined Ratios (GAAP)
            Specialty                                 95.7%         98.0%         96.8%         98.3%
            Personal                                 106.8         101.1          97.2         101.6
            Aggregate (including
              discontinued lines)(b)                 107.1         101.1         101.5         101.4

         (a) Includes the operations of Infinity through the sale date in mid-February 2003 and the direct auto business through its sale at the end of April 2003. In 2003, gross written premiums includes personal lines business written by Great American Insurance and ceded to Infinity.

         (b) Includes 10.6 points and 4.6 points for the second quarter and six months of 2003, respectively, for the effect of an arbitration decision relating to a claim arising from a discontinued business.

SPECIALTY The Specialty group's gross written premiums increased 24% for the second quarter and 22% for the first six months of 2003 over the comparable 2002 periods, reflecting the impact of continuing rate increases in most of its businesses. Specialty rate increases averaged approximately 25% during the first six months of 2003 and should be about 20% for the remainder of 2003. Net written premiums increased 14% for the second quarter and first six months over the comparable 2002 periods. Strong growth in gross written premiums was offset primarily by the impact of a reinsurance agreement put into place in the fourth quarter of 2002.

The Specialty group reported an underwriting profit of $17.2 million for the 2003 second quarter with a combined ratio of 95.7% and $26.7 million for the first six months with a combined ratio of 96.8%, improvements of 2.3 and 1.5 points, respectively, over the comparable 2002 periods.

PERSONAL The Personal group results represent primarily Infinity's underwriting results through the public offering in mid-February 2003 and the direct-to-consumer auto business, which was sold in April 2003. AFC's ongoing personal lines business is limited to two subsidiaries that generated less than $35 million in net written premiums in 2002 and certain direct-to-consumer business in run-off that had approximately $28 million in net written premiums in 2002. AFC's 38% continuing ownership interest in Infinity is accounted for as an investee corporation. Accordingly, AFC's share of Infinity's earnings following the mid-February public offering is included in equity in net earnings (losses) of investees in the Statement of Earnings.

ARBITRATION SETTLEMENT The property and casualty group's overall results include a $43.8 million pretax charge in the second quarter of 2003 for the effect of an arbitration decision resulting from its share of a 1995 property fire and business interruption claim.

INVESTMENT INCOME The decrease in investment income for the second quarter and six months of 2003 compared to the 2002 periods reflects lower average investment balances (due to the mid-February sale of Infinity) as well as lower average yields on fixed maturity investments.

REALIZED GAINS Realized capital gains have been an important part of the return on investments. Individual assets are sold creating gains and losses as market opportunities exist.

GAINS (LOSSES) ON SECURITIES Realized gains (losses) on securities include provisions for other than temporary impairment of securities still held as follows: second quarter of 2003 and 2002 - $15.7 million and $70.1 million; six months of 2003 and 2002 - $50.6 million and $88.4 million, respectively. Increased impairment charges in recent years reflect a rise in corporate defaults in the marketplace. Impairment charges in 2003 reflect primarily the downturn in the airline industry and writedowns of certain asset-backed securities. Impairment charges in the first six months of 2002 are primarily related to investments in the telecommunications industry and asset-backed security writedowns.

Realized losses on securities include gains of $701,000 in the second quarter of 2003 and net losses of $3.8 million in the first six months of 2003 compared to gains of $3.7 million (second quarter) and $660,000 (six months) in the 2002 periods to adjust the carrying value of AFC's investment in warrants to market value.

GAINS (LOSSES) ON SALES OF SUBSIDIARIES During the first six months of 2003, AFC recognized (i) a $4.3 million pretax gain on the sale of an inactive insurance subsidiary in June, (ii) a $3.4 million pretax gain on the sale in April of two subsidiaries that marketed automobile insurance directly to customers and (iii) a $39.4 million pretax loss on the public offering of 12.5 million shares of Infinity in February.

REAL ESTATE OPERATIONS AFC's subsidiaries are engaged in a variety of real estate operations including hotels, apartments, office buildings and recreational facilities; they also own several parcels of land. Revenues and expenses of these operations, including gains and losses on disposal, are included in AFC's Statement of Earnings as shown below (in millions).

                                                   Three months ended            Six months ended
                                                         June 30,                   June 30,
                                                ------------------------      -----------------------
                                                   2003          2002          2003          2002
                                                ----------    ----------    ----------    ----------
          Other income                          $     26.4    $     29.6    $     42.4    $     44.9
          Other operating and general expenses        18.7          17.7          34.8          32.2
          Interest charges on borrowed money            .7            .7           1.3           1.3
          Minority interest expense, net                .2            .5            .2            .5

Other income includes net pretax gains on the sale of real estate assets of $4.7 million in the second quarter and the first six months of 2003 compared to $7.5 million and $7.6 million for the 2002 periods.

OTHER INCOME Other income increased $7.2 million (12%) for the second quarter and $14.1 million (13%) for the first six months of 2003 compared to 2002 due primarily to increased revenues earned by the Specialty group's growing warranty business and higher fee income in certain other specialty insurance operations, partially offset by lower income from the sale of real estate.

ANNUITY BENEFITS Annuity benefits reflect amounts accrued on annuity policyholders' funds accumulated. Annuity benefits in the second quarter and first six months of 2003 increased compared to the 2002 periods primarily due to a charge recorded in the second quarter of 2003 related to the negative effect of lower interest rates on GAFRI's fixed annuity operations.

The majority of GAFRI's fixed annuity products permit GAFRI to change the crediting rate at any time subject to minimum interest rate guarantees (as determined by applicable law). Approximately 45% of the annuity benefits accumulated relate to policies that have a minimum guarantee of 3%; the balance have a guarantee of 4%. Virtually all new sales of GAFRI's fixed annuities offer a minimum interest rate of 3%. GAFRI has begun to seek regulatory approvals to modify products to be issued in the future to include a 1.5% minimum crediting rate. Historically, management has been able to react to changes in market interest rates and maintain a desired interest rate spread. The recent interest rate environment has resulted in spread compression which could continue at least through the remainder of 2003.

On its owner deferred annuities (annuities in the accumulation phase), GAFRI generally credits interest to policyholders' accounts at their current stated interest rates. Furthermore, for "two-tier" deferred annuities (annuities under which a higher interest amount can be earned if a policy is annuitized rather than surrendered), GAFRI accrues an additional liability to provide for expected deaths and annuitizations. Changes in crediting rates, actual surrender, death and annuitization experience or modifications in actuarial assumptions can affect this accrual. Significant changes in projected investment yields could result in charges (or credits) to earnings in the period such projections are modified.

ANNUITY AND LIFE ACQUISITION EXPENSES Annuity and life acquisition expenses include amortization of annuity and life, accident and health deferred policy acquisition costs ("DPAC") as well as a portion of commissions on sales of insurance products. Annuity and life acquisition expenses also include amortization of the present value of future profits of businesses acquired. The increase in annuity and life acquisition expenses in the second quarter and first six months of 2003 compared to 2002 reflects a $6 million write-off of GAFRI's fixed annuity DPAC balance in the second quarter of 2003 as well as amortization costs associated with GAFRI's purchase of MNL in June 2002.

The vast majority of GAFRI's DPAC asset relates to its fixed annuity, variable annuity and life insurance lines of business. Continued spread compression, decreases in the stock market and adverse mortality could lead to further write-offs of DPAC in the future. However, absent significant deterioration in those factors, GAFRI does not anticipate any additional material write-offs in the foreseeable future.

INTEREST ON BORROWED MONEY Changes in interest expense result from fluctuations in market rates as well as changes in borrowings. AFC has generally financed its borrowings on a long-term basis which has resulted in higher current costs. Interest expense decreased in 2003 due primarily to lower average indebtedness.

OTHER OPERATING AND GENERAL EXPENSES Other operating and general expenses decreased slightly for the second quarter of 2003 and increased $5.3 million (3%) for the six months compared to 2002 as higher expenses in the Specialty group's growing warranty business were more than offset in the quarter and partially offset in the six months by the absence of expenses from Infinity (following its sale in mid-February).

INCOME TAXES The 2003 provision for income taxes reflects $5.5 million in first quarter tax benefits related to AFC's basis in Infinity stock. The 2002 provision for income taxes includes a $16 million first quarter tax benefit for the reduction of previously accrued amounts due to the resolution of certain tax matters.

INVESTEE CORPORATIONS

INFINITY PROPERTY AND CASUALTY CORPORATION Following AFC's sale of 61% of Infinity in the mid-February offering, AFC's proportionate share of Infinity's earnings is included in equity in net earnings (losses) of investees. In 2003, Infinity reported net earnings for the second quarter of $12.3 million and $23.8 million for the first six months, including $17.7 million subsequent to the offering.

START-UP MANUFACTURING BUSINESSES Equity in earnings (losses) of investees also includes losses of two start-up manufacturing businesses (see Note D). Equity in net earnings (losses) of investees includes $707,000 in the second quarter and $1.6 million in the first six months of 2003 compared to $914,000 in the second quarter and $1.8 million for the first six months of 2002 in losses of one of these businesses. Investee losses in 2002 include $1.4 million in the second quarter and $3.3 million in the first six months in losses of the other manufacturing business, which sold substantially all of its assets in December 2002.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE Effective January 1, 2002, AFC implemented Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", under which goodwill is no longer amortized, but is subject to an impairment test at least annually. The initial impairment testing resulted in a first quarter 2002 charge of $40.4 million (net of minority interest and taxes) for the cumulative effect of a change in accounting principle.

RECENT ACCOUNTING STANDARDS

INTERPRETATION NO. 46 In January 2003, the Financial Accounting Standards Board issued Interpretation No.46, Consolidation of Variable Interest Entities ("FIN 46"). This interpretation will require companies to consolidate entities without sufficient equity based on ownership of expected gains and losses. FIN 46 is effective immediately to variable interest entities acquired after January 31, 2003. For entities acquired before that date, the guidance becomes effective for periods beginning after June 15, 2003.

AFC is currently assessing the application of FIN 46 as it relates to its investments in two collateralized debt obligations ("CDOs"), for which AFC also acts as investment manager. Under the CDOs, securities were issued in various senior and subordinate classes and the proceeds were invested primarily in bank loans, and to a lesser extent, high yield bonds, all of which serve as collateral for the securities issued by the CDOs. None of the collateral was purchased from AFC. The market value of the collateral at June 30, 2003, was approximately $835 million.

AFC's investments in the two CDOs are subordinate to the senior classes (approximately 92% of the total securities) issued by the CDOs. To the extent there are defaults and unrecoverable losses on the underlying collateral resulting in reduced cash flows, AFC's class would bear losses first. Holders of the CDO debt securities have no recourse against AFC for the liabilities of the CDOs; accordingly, AFC's exposure to loss on these investments is limited to its investment. AFC's investments in the CDOs are carried at estimated market value of $10.5 million at June 30, 2003, and are included in fixed maturities in AFC's balance sheet.

SFAS NO. 150 SFAS No. 150, which was issued in the second quarter of 2003 and is effective for quarters beginning after June 15, 2003, establishes new standards for the classification of certain financial instruments with characteristics of both liabilities and equity. Under SFAS No. 150, AFC will reclassify its trust-issued preferred securities from minority interest to a separate line item included in liabilities. In addition, future distributions on these securities will be recorded as interest expense rather than minority interest expense. Implementation of this standard will have no effect on AFC's shareholders' equity or net earnings.

SOP 03-1 Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and Separate Accounts," was issued in July 2003 and is effective for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. When adopted, SOP 03-1 will be accounted for as a cumulative effect of a change in accounting principle. If adopted in 2003, the adjustment would be recorded as of January 1, 2003, with restatement of previously reported 2003 results. SOP 03-1 provides additional accounting and reporting guidance for variable and fixed annuities.

GAFRI's variable annuity contracts contain a guaranteed minimum death benefit ("GMDB") (which may exceed the value of the policyholder's account) to be paid if the annuityholder dies before the annuity payout period commences. Liabilities for any difference between the GMDB and the related account balance is borne by GAFRI and expensed when paid. In periods of declining equity markets, the GMDB difference increases as the variable annuity account value decreases. At June 30, 2003, the aggregate GMDB values (assuming every policyholder died on that date) exceeded the market value of the underlying variable annuities by $193 million. Industry practice varies, but GAFRI does not establish GAAP reserves for this mortality risk. Under SOP 03-1, GAFRI would be required to record a liability for the present value of expected GMDB payments. Initial recognition of a GAAP liability is estimated to be less than $5 million at June 30, 2003. Death benefits paid in excess of the variable annuity account balances were about $1.0 million in the first six months of 2003 and $1.1 million in all of 2002.

The impact of SOP 03-1 on accounting for GAFRI's fixed annuities has not yet been determined.

                 AMERICAN FINANCIAL CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                            June 30,     December 31,
                                                              2003           2002
                                                          ------------   ------------
ASSETS:
  Cash and short-term investments                         $    894,588   $    870,797
  Investments:
    Fixed maturities - at market
      (amortized cost - $11,075,809 and $11,549,710)        11,724,809     12,006,910
    Other stocks - at market
      (cost - $167,446 and $173,933)                           311,446        299,133
    Investment in investee corporations                        222,136             --
    Policy loans                                               213,737        214,852
    Real estate and other investments                          264,667        257,731
                                                          ------------   ------------
        Total investments                                   12,736,795     12,778,626

  Recoverables from reinsurers and prepaid
    reinsurance premiums                                     2,873,095      2,866,780
  Agents' balances and premiums receivable                     563,240        708,327
  Deferred acquisition costs                                   807,642        842,070
  Other receivables                                            261,827        306,904
  Variable annuity assets (separate accounts)                  492,573        455,142
  Prepaid expenses, deferred charges and other assets          312,294        425,127
  Goodwill                                                     169,331        248,683
                                                          ------------   ------------
                                                          $ 19,111,385   $ 19,502,456
                                                          ============   ============

LIABILITIES AND CAPITAL:
  Unpaid losses and loss adjustment expenses              $  4,639,326   $  5,203,831
  Unearned premiums                                          1,587,804      1,847,924
  Annuity benefits accumulated                               6,778,284      6,453,881
  Life, accident and health reserves                           950,439        902,393
  Payable to reinsurers                                        407,135        508,718
  Payable to American Financial Group, Inc.                    441,200        310,010
  Long-term debt:
    Holding companies                                           19,758        267,512
    Subsidiaries                                               251,764        296,771
  Variable annuity liabilities (separate accounts)             492,573        455,142
  Accounts payable, accrued expenses and other
    liabilities                                              1,089,112      1,032,079
                                                          ------------   ------------
        Total liabilities                                   16,657,395     17,278,261

  Minority interest                                            549,876        494,472

  Shareholders' Equity:
    Preferred Stock - at liquidation value                      72,154         72,154
    Common Stock, no par value
      - 20,000,000 shares authorized
      - 10,593,000 shares outstanding                            9,625          9,625
    Capital surplus                                            990,056        987,539
    Retained earnings                                          411,079        343,705
    Unrealized gain on marketable securities, net              421,200        316,700
                                                          ------------   ------------
        Total shareholders' equity                           1,904,114      1,729,723
                                                          ------------   ------------
                                                          $ 19,111,385   $ 19,502,456
                                                          ============   ============

                 AMERICAN FINANCIAL CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF EARNINGS
                                 (IN THOUSANDS)

                                              Three months ended             Six months ended
                                                  June 30,                       June 30,
                                          -------------------------     --------------------------
                                             2003            2002          2003           2002
                                          -----------    -----------    -----------    -----------
INCOME:
  Property and casualty insurance
    premiums ..........................   $   412,500    $   618,935    $   955,285    $ 1,222,843
  Life, accident and health premiums ..        83,218         72,709        162,728        143,644
  Investment income ...................       188,095        213,518        391,100        434,477
  Realized gains (losses) on:
    Securities ........................        17,898        (47,490)        20,137        (65,290)
    Subsidiaries ......................         7,704             --        (31,682)            --
  Other income ........................        69,626         62,405        124,164        110,017
                                          -----------    -----------    -----------    -----------
                                              779,041        920,077      1,621,732      1,845,691
COSTS AND EXPENSES:
  Property and casualty insurance:
    Losses and loss adjustment expenses       317,839        459,037        689,809        901,950
    Commissions and other underwriting
      expenses ........................       123,871        166,689        280,308        336,955
  Annuity benefits ....................        80,860         71,016        155,707        146,541
  Life, accident and health benefits ..        59,307         59,392        122,403        115,312
  Annuity and life acquisition expenses        33,271         25,233         59,569         50,012
  Interest charges on borrowed money ..        10,194         11,554         19,340         22,648
  Other operating and general expenses         94,626         96,367        190,223        184,899
                                          -----------    -----------    -----------    -----------
                                              719,968        889,288      1,517,359      1,758,317
                                          -----------    -----------    -----------    -----------

Operating earnings before income taxes         59,073         30,789        104,373         87,374
Provision for income taxes ............        17,030          5,685         25,419          8,388
                                          -----------    -----------    -----------    -----------

Net operating earnings ................        42,043         25,104         78,954         78,986

Minority interest expense, net of tax .        (7,650)        (6,311)       (11,668)       (11,379)
Equity in net earnings (losses)/
  of investees, net of tax ............         2,417         (2,353)         2,974         (5,087)
                                          -----------    -----------    -----------    -----------
Earnings before cumulative effect
  of accounting change ................        36,810         16,440         70,260         62,520
Cumulative effect of accounting change             --             --             --        (40,360)
                                          -----------    -----------    -----------    -----------
NET EARNINGS ..........................   $    36,810    $    16,440    $    70,260    $    22,160
                                          ===========    ===========    ===========    ===========

                 AMERICAN FINANCIAL CORPORATION AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)


                                                     Common Stock                    Unrealized
                                      Preferred      and Capital       Retained       Gain on
                                        Stock          Surplus         Earnings      Securities       Total
                                     ------------   ------------    ------------    ------------   ------------
BALANCE AT JANUARY 1, 2003 .......   $     72,154   $    997,164    $    343,705    $    316,700   $  1,729,723

  Net earnings ...................             --             --          70,260              --         70,260
  Change in unrealized ...........             --             --              --         104,500        104,500
                                                                                                   ------------
    Comprehensive income .........                                                                      174,760

  Capital contribution from parent             --          4,667              --              --          4,667
  Dividends on Preferred Stock ...             --             --          (2,886)             --         (2,886)
  Other ..........................             --         (2,150)             --              --         (2,150)
                                     ------------   ------------    ------------    ------------   ------------
BALANCE AT JUNE 30, 2003 .........   $     72,154   $    999,681    $    411,079    $    421,200   $  1,904,114
                                     ============   ============    ============    ============   ============




BALANCE AT JANUARY 1, 2002 .......   $     72,154   $    993,750    $    255,127    $    156,900   $  1,477,931

  Net earnings ...................             --             --          22,160              --         22,160
  Change in unrealized ...........             --             --              --          72,100         72,100
                                                                                                   ------------
    Comprehensive income .........                                                                       94,260

  Capital contribution from parent             --          3,067              --              --          3,067
  Dividends on Preferred Stock ...             --             --          (2,886)             --         (2,886)
  Other ..........................             --           (567)             --              --           (567)
                                     ------------   ------------    ------------    ------------   ------------
BALANCE AT JUNE 30, 2002 .........   $     72,154   $    996,250    $    274,401    $    229,000   $  1,571,805
                                     ============   ============    ============    ============   ============

                 AMERICAN FINANCIAL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              Six months ended June 30,
                                                             --------------------------
                                                                 2003           2002
                                                             -----------    -----------
OPERATING ACTIVITIES:
  Net earnings                                               $    70,260    $    22,160
  Adjustments:
    Cumulative effect of accounting change                            --         40,360
    Equity in net (earnings) losses of investees                  (2,974)         5,087
    Depreciation and amortization                                 93,225         81,023
    Annuity benefits                                             155,707        146,541
    Realized losses on investing activities                        6,783         57,539
    Deferred annuity and life policy acquisition costs           (82,239)       (80,775)
    Increase in reinsurance and other receivables               (246,974)      (355,340)
    Decrease (increase) in other assets                           36,797        (29,374)
    Increase in insurance claims and reserves                    369,408        375,850
    Increase (decrease) in payable to reinsurers                 (22,781)       109,896
    Decrease in other liabilities                                (18,528)       (10,527)
    Increase in minority interest                                  6,304          7,160
    Dividends from investees                                         432             --
    Other, net                                                       825         (1,651)
                                                             -----------    -----------
                                                                 366,245        367,949
                                                             -----------    -----------

INVESTING ACTIVITIES:
  Purchases of and additional investments in:
    Fixed maturity investments                                (3,549,798)    (2,484,455)
    Equity securities                                            (24,562)       (10,562)
    Subsidiary                                                        --        (48,500)
    Real estate, property and equipment                          (14,088)       (29,689)
  Maturities and redemptions of fixed maturity
    investments                                                  949,402        827,153
  Sales of:
    Fixed maturity investments                                 2,093,884      1,168,341
    Equity securities                                             15,322         18,109
    Subsidiaries                                                 247,380             --
    Real estate, property and equipment                            7,433         10,559
  Cash and short-term investments of acquired
    (former) subsidiaries, net                                  (112,666)         4,642
  Decrease in other investments                                    4,349         12,989
                                                             -----------    -----------
                                                                (383,344)      (531,413)
                                                             -----------    -----------
FINANCING ACTIVITIES:
  Fixed annuity receipts                                         440,769        361,223
  Annuity surrenders, benefits and withdrawals                  (282,890)      (278,496)
  Net transfers from (to) variable annuity assets                  6,747         (2,855)
  Additional long-term borrowings                                 35,320         59,000
  Reductions of long-term debt                                  (328,180)       (46,434)
  Borrowings from AFG                                            169,500          7,400
  Payments to AFG                                                (36,100)       (37,500)
  Issuances of trust preferred securities                         33,943             --
  Capital contribution                                             4,667          4,667
  Cash dividends paid                                             (2,886)        (2,886)
                                                             -----------    -----------
                                                                  40,890         64,119
                                                             -----------    -----------

NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS        23,791        (99,345)

Cash and short-term investments at beginning
  of period                                                      870,797        543,644
                                                             -----------    -----------

Cash and short-term investments at end of period             $   894,588    $   444,299
                                                             ===========    ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A.       ACCOUNTING POLICIES

         BASIS OF PRESENTATION The accompanying consolidated financial statements for American Financial Corporation ("AFC") and subsidiaries are unaudited; however, management believes that all adjustments (consisting only of normal recurring accruals unless otherwise disclosed herein) necessary for fair presentation have been made. The results of operations for interim periods are not necessarily indicative of results to be expected for the year. The financial statements have been prepared in accordance with the instructions to Form 10-Q and therefore do not include all information and footnotes necessary to be in conformity with generally accepted accounting principles.

         Certain reclassifications have been made to prior periods to conform to the current period's presentation. All significant intercompany balances and transactions have been eliminated. All acquisitions have been treated as purchases. The results of operations of companies since their formation or acquisition are included in the consolidated financial statements.

         The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

         INVESTMENTS All fixed maturity securities are considered "available for sale" and reported at fair value with unrealized gains and losses reported as a separate component of shareholders' equity. Short-term investments are carried at cost; loans receivable are carried primarily at the aggregate unpaid balance. Premiums and discounts on mortgage-backed securities are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. The most significant determinants of prepayments are the difference between interest rates on the underlying mortgages and current mortgage loan rates and the structure of the security. Other factors affecting prepayments include the size, type and age of underlying mortgages, the geographic location of the mortgaged properties and the credit worthiness of the borrowers. Variations from anticipated prepayments will affect the life and yield of these securities.

         Gains or losses on securities are determined on the specific identification basis. When a decline in the value of a specific investment is considered to be other than temporary, a provision for impairment is charged to earnings and the cost basis of that investment is reduced.

         Interest income on non-investment grade asset-backed investments is recorded at a yield based on projected cash flows. The yield is adjusted prospectively to reflect actual cash flows and changes in projected amounts. Impairment losses on these investments must be recognized when (i) the fair value of the security is less than its cost basis and (ii) there has been an adverse change in the expected cash flows. These impairment losses are included in realized gains and losses.

         INVESTMENT IN INVESTEE CORPORATIONS Investments in securities of 20%-to 50%-owned companies are generally carried at cost, adjusted for AFC's proportionate share of their undistributed earnings or losses.

         GOODWILL Goodwill represents the excess of cost of subsidiaries over AFC's equity in their underlying net assets. Effective January 1, 2002, AFC implemented Statement of Financial Accounting Standards ("SFAS") No. 142, under which goodwill is no longer amortized but is subject to an impairment test at least annually. As required under SFAS No. 142, AFC completed the transitional test for goodwill impairment (as of January 1, 2002) in the fourth quarter of 2002. The resulting write-down was reported by restating first quarter 2002 results for the cumulative effect of a change in accounting principle.

         INSURANCE As discussed under "Reinsurance" below, unpaid losses and loss adjustment expenses and unearned premiums have not been reduced for reinsurance recoverable.

                  REINSURANCE Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. AFC's insurance subsidiaries report as assets (a) the estimated reinsurance recoverable on unpaid losses, including an estimate for losses incurred but not reported, and (b) amounts paid to reinsurers applicable to the unexpired terms of policies in force. Payable to reinsurers includes ceded premiums retained by AFC's insurance subsidiaries under contracts to fund ceded losses as they become due. AFC's insurance subsidiaries also assume reinsurance from other companies. Income on reinsurance assumed is recognized based on reports received from ceding companies.

                  DEFERRED POLICY ACQUISITION COSTS ("DPAC") Policy acquisition costs (principally commissions, premium taxes and other marketing and underwriting expenses) related to the production of new business are deferred. For the property and casualty companies, DPAC is limited based upon recoverability without any consideration for anticipated investment income and is charged against income ratably over the terms of the related policies.

         DPAC related to annuities and universal life insurance products is deferred to the extent deemed recoverable and amortized, with interest, in relation to the present value of expected gross profits on the policies. To the extent that realized gains and losses result in adjustments to the amortization of DPAC related to annuities, such adjustments are reflected as components of realized gains. DPAC related to annuities is also adjusted, net of tax, for the change in amortization that would have been recorded if the unrealized gains (losses) from securities had actually been realized. This adjustment is included in "Unrealized gain on marketable securities, net" in the shareholders' equity section of the Balance Sheet.

         DPAC related to traditional life and health insurance is amortized over the expected premium paying period of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues.

                  ANNUITY AND LIFE ACQUISITION EXPENSES Annuity and life acquisition expenses on the Statement of Earnings consists primarily of amortization of DPAC related to the annuity and life, accident and health businesses. This line item also includes certain marketing and commission costs that are expensed as paid.

                  UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations;

         (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims; and (e) the current state of the law and coverage litigation. Establishing reserves for asbestos and environmental claims involves considerably more judgment than other types of claims due to, among other things, inconsistent court decisions, an increase in bankruptcy filings as a result of asbestos-related liabilities, novel theories of coverage, and judicial interpretations that often expand theories of recovery and broaden the scope of coverage.

         Loss reserve liabilities are subject to the impact of changes in claim amounts and frequency and other factors. Changes in estimates of the liabilities for losses and loss adjustment expenses are reflected in the Statement of Earnings in the period in which determined. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and loss adjustment expenses are adequate.

                  ANNUITY BENEFITS ACCUMULATED Annuity receipts and benefit payments are recorded as increases or decreases in "annuity benefits accumulated" rather than as revenue and expense. Increases in this liability for interest credited are charged to expense and decreases for surrender charges are credited to other income.

                  LIFE, ACCIDENT AND HEALTH RESERVES Liabilities for future policy benefits under traditional life, accident and health policies are computed using the net level premium method. Computations are based on the original projections of investment yields, mortality, morbidity and surrenders and include provisions for unfavorable deviations. Reserves established for accident and health claims are modified as necessary to reflect actual experience and developing trends.

                  VARIABLE ANNUITY ASSETS AND LIABILITIES Separate accounts related to variable annuities represent deposits invested in underlying investment funds on which Great American Financial Resources, Inc. ("GAFRI"), an 82%-owned subsidiary, earns a fee. Investment funds are selected and may be changed only by the policyholder, who retains all investment risk.

                  PREMIUM RECOGNITION Property and casualty premiums are earned over the terms of the policies on a pro rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force. On reinsurance assumed from other insurance companies or written through various underwriting organizations, unearned premiums are based on reports received from such companies and organizations. For traditional life, accident and health products, premiums are recognized as revenue when legally collectible from policyholders. For interest-sensitive life and universal life products, premiums are recorded in a policyholder account which is reflected as a liability. Revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and contract expenses.

                  POLICYHOLDER DIVIDENDS Dividends payable to policyholders are included in "Accounts payable, accrued expenses and other liabilities" and represent estimates of amounts payable on participating policies which share in favorable underwriting results. Estimates are accrued during the period in which premiums are earned. Changes in estimates are included in income in the period determined. Policyholder dividends do not become legal liabilities unless and until declared by the boards of directors of the insurance companies.

         MINORITY INTEREST For balance sheet purposes, minority interest represents (i) the interests of noncontrolling shareholders in AFC subsidiaries, including preferred securities issued by trust subsidiaries of AFC and (ii) American Financial Group, Inc.'s ("AFG") direct ownership interest in American Premier Underwriters, Inc. ("American Premier" or "APU") and American Financial Enterprises, Inc. For income statement purposes, minority interest expense represents those shareholders' interest in the earnings of AFC subsidiaries as well as AFC preferred dividends and accrued distributions on the trust preferred securities.

         Recently issued accounting standards will require AFC's trust-issued preferred securities to be classified as liabilities beginning in the third quarter of 2003; distributions on these securities will be shown as interest expense.

         INCOME TAXES AFC files consolidated federal income tax returns which include all 80%-owned U.S. subsidiaries, except for certain life insurance subsidiaries and their subsidiaries. Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. Deferred tax assets are recognized if it is more likely than not that a benefit will be realized.

         BENEFIT PLANS AFC provides retirement benefits to qualified employees of participating companies through the AFG Retirement and Savings Plan, a defined contribution plan. AFC makes all contributions to the retirement fund portion of the plan and matches a percentage of employee contributions to the savings fund. Employees have been permitted to direct the investment of their contributions to independently managed investment funds, while Company contributions have been invested primarily in securities of AFG and affiliates. Employees may direct the investment of a portion of their vested retirement fund account balances (increasing from 62.5% in July 2003 to 100% in April 2004) from securities of AFG and its affiliates to independently managed investment funds. As of June 30, 2003, the Plan owned 11% of AFG's outstanding common stock. Company contributions are expensed in the year for which they are declared.

         AFC and many of its subsidiaries provide health care and life insurance benefits to eligible retirees. AFC also provides postemployment benefits to former or inactive employees (primarily those on disability) who were not deemed retired under other company plans. The projected future cost of providing these benefits is expensed over the period employees earn such benefits.

         DERIVATIVES Derivatives included in AFC's Balance Sheet consist primarily of investments in common stock warrants (valued at $7.8 million at June 30, 2003; included in other stocks), the equity-based component of certain annuity products (included in annuity benefits accumulated) and related call options (included in other investments) designed to be consistent with the characteristics of the liabilities and used to mitigate the risk embedded in those annuity products. Changes in the fair value of derivatives are included in current earnings.

         STATEMENT OF CASH FLOWS For cash flow purposes, "investing activities" are defined as making and collecting loans and acquiring and disposing of debt or equity instruments and property and equipment. "Financing activities" include obtaining resources from owners and providing them with a return on their investments, borrowing money and repaying amounts borrowed. Annuity receipts, benefits and withdrawals are also reflected as financing activities. All other activities are considered "operating". Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

B.       ACQUISITIONS AND SALES OF SUBSIDIARIES

         FIDELITY EXCESS AND SURPLUS INSURANCE COMPANY In June 2003, AFC sold Fidelity Excess and Surplus Insurance Company, an inactive subsidiary, for $28.9 million, realizing a pretax gain of $4.3 million. AFC retained all liability for Fidelity's business related to the period AFC owned the company.

         DIRECT AUTOMOBILE INSURANCE BUSINESS In April 2003, AFC sold two of its subsidiaries that market automobile insurance directly to customers for $32.2 million, realizing a pretax gain of $3.4 million on the sale. The transaction included the transfer of Great American Insurance's right to renew certain of its personal automobile insurance business written on a direct basis in selected markets. Premiums generated by the businesses sold were approximately $79 million in 2002.

         INFINITY PROPERTY AND CASUALTY CORPORATION On December 31, 2002, AFC transferred to Infinity Property and Casualty Corporation ("Infinity", a newly formed subsidiary) the following subsidiaries involved primarily in the issuance of nonstandard auto policies: Atlanta Casualty Company, Infinity Insurance Company, Leader Insurance Company and Windsor Insurance Company. Effective January 1, 2003, Great American Insurance Company, an AFC subsidiary, transferred to Infinity its personal insurance business written through independent agents. In February 2003, AFC sold 61% of Infinity in a public offering for net proceeds of $186.3 million, realizing a pretax loss of $39.4 million on the sale. In addition, AFC realized a $5.5 million tax benefit related to its basis in Infinity stock. The businesses transferred generated aggregate net written premiums of approximately $690 million in 2002.

         NEW JERSEY PRIVATE PASSENGER AUTOMOBILE INSURANCE BUSINESS In September 2002, an AFC subsidiary entered into an agreement under which Palisades Safety and Insurance Association and Palisades Insurance Company will assume the subsidiary's obligations to renew its private passenger automobile insurance business written in New Jersey. As of September 9, 2002, AFC no longer accepts any new private passenger automobile insurance in that state.

         MANHATTAN NATIONAL LIFE INSURANCE On June 28, 2002, GAFRI acquired Manhattan National Life Insurance Company ("MNL") from Conseco, Inc. for $48.5 million in cash. At December 31, 2002, MNL reinsured 90% of its in-force business.

C. SEGMENTS OF OPERATIONS AFC's property and casualty group writes primarily specialized commercial products for businesses through a highly diversified group of specialty business units. Some of the more significant areas are inland and ocean marine, California workers' compensation, agricultural-related coverages, executive and professional liability, fidelity and surety bonds, collateral protection, and umbrella and excess coverages. In February 2003, AFC sold a substantial portion of its Personal segment; see Note B - "Acquisitions and Sales of Subsidiaries." The Personal group wrote nonstandard and preferred/standard private passenger auto and other personal insurance coverage. AFC's annuity, life and health business markets primarily retirement products as well as life and supplemental health insurance.

         The following table (in thousands) shows AFC's revenues and operating profit (loss) by significant business segment. Operating profit (loss) represents total revenues less operating expenses.

                                            Three months ended             Six months ended
                                         --------------------------    --------------------------
                                                  June 30,                    June 30,
                                         --------------------------    --------------------------
                                            2003           2002           2003           2002
                                         -----------    -----------    -----------    -----------
      REVENUES (a)
      Property and casualty insurance:
        Premiums earned:
          Specialty                      $   391,458    $   370,286    $   819,306    $   726,701
          Personal                            21,043        248,617        135,981        495,820
          Other lines                             (1)            32             (2)           322
                                         -----------    -----------    -----------    -----------
                                             412,500        618,935        955,285      1,222,843
        Investment and other income          131,897         75,678        251,947        175,937
                                         -----------    -----------    -----------    -----------
                                             544,397        694,613      1,207,232      1,398,780
      Annuities, life and health (b)         228,603        207,620        449,549        425,042
      Other (d)                                6,041         17,844        (35,049)        21,869
                                         -----------    -----------    -----------    -----------
                                         $   779,041    $   920,077    $ 1,621,732    $ 1,845,691
                                         ===========    ===========    ===========    ===========

      OPERATING PROFIT (LOSS)
      Property and casualty insurance:
        Underwriting:
          Specialty                      $    17,173    $     7,377    $    26,694    $    12,671
          Personal                            (1,432)        (2,654)         3,780         (7,893)
          Other lines (c)                    (44,951)       (11,514)       (45,306)       (20,840)
                                         -----------    -----------    -----------    -----------
                                             (29,210)        (6,791)       (14,832)       (16,062)
        Investment and other income           83,396         32,923        154,686         96,174
                                         -----------    -----------    -----------    -----------
                                              54,186         26,132        139,854         80,112
      Annuities, life and health              13,241         11,108         28,804         33,089
      Other (d)                               (8,354)        (6,451)       (64,285)       (25,827)
                                         -----------    -----------    -----------    -----------
                                         $    59,073    $    30,789    $   104,373    $    87,374
                                         ===========    ===========    ===========    ===========


         (a) Revenues include sales of products and services as well as other income earned by the respective segments.

         (b) Investment income comprises approximately three-fifths of these revenues.

         (c) Represents development of lines in "run-off" and includes a 2003 second quarter pretax charge of $43.8 million for an arbitration decision relating to a 1995 property claim from a discontinued business; AFC has ceased underwriting new business in these operations.

         (d) Other revenues for the six months ended June 30, 2003, includes the loss on the public offering of Infinity. Operation profit (loss) includes holding company expenses.


D. INVESTMENT IN INVESTEES Investment in investee corporations reflects AFC's ownership of 7.9 million shares (38%) of Infinity common stock and a $55 million 8.5% note receivable from Infinity which was repaid in July 2003. The market value of the investment in Infinity stock was $185 million at June 30, 2003, and $203 million at August 1, 2003. Prior to AFC's sale of 12.5 million shares of Infinity in February 2003, AFC beneficially owned 100% of Infinity (see Note B). Infinity is a national provider of personal automobile insurance with an emphasis on the nonstandard market.

         Summarized financial information for Infinity is shown below for the six months ended June 30, 2003 (in millions).

                     Earned premiums                  $331.4
                     Total revenues                    361.3
                     Net earnings                       23.8


         Equity in net earnings (losses) of investees for the first six months of 2002 represents AFC's share of the losses from two start-up manufacturing businesses that were formerly subsidiaries. One of these businesses was sold in the fourth quarter of 2002; equity in the net loss of the remaining business was $707,000 for the second quarter and $1.6 million for the first six months of 2003.

E. GOODWILL Effective January 1, 2002, goodwill is no longer amortized but is subject to annual impairment testing under a two step process. Under the first step, an entity's net assets are classified by reporting units and compared to their fair value. Fair value is estimated based primarily on the present value of expected future cash flows. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the initial impairment test, measuring the amount of impairment loss, was completed in the fourth quarter with a resulting $40.4 million impairment charge, net of tax, reported by restating first quarter 2002 results for the cumulative effect of a change in accounting principle. The impairment charge included $21.2 million (pretax) for the annuities and life insurance segment related to a decrease in estimated future earnings based upon lower forecasted new business sales over the next few years and $39.6 million (pretax) for the personal lines segment related primarily to planned future reductions in new business volume written through the direct channel.

         Substantially all of the $79.4 million decrease in goodwill during the first six months of 2003 related to the sale of subsidiaries in AFC's Personal segment.

         Included in deferred acquisition costs in AFC's Balance Sheet are $66.2 million and $66.8 million at June 30, 2003, and December 31, 2002, respectively, representing the present value of future profits ("PVFP") related to acquisitions by AFC's annuity and life business. The PVFP amounts are net of $61.6 million and $57.3 million of accumulated amortization. Amortization of the PVFP was $2.1 million in the second quarter and $4.3 million in the first six months of 2003 and $1.9 million in the second quarter and $3.6 million in the first six months of 2002. During each of the next five years, the PVFP is expected to decrease at a rate of approximately 13% of the balance at the beginning of each respective year.

F. PAYABLE TO AMERICAN FINANCIAL GROUP Payable to AFG represents the net amount owed by AFC to AFG under a reciprocal Master Credit Agreement between various AFG holding companies under which these companies make funds available to each other for general corporate purposes. Amounts borrowed under the Master Credit Agreement generally bear interest at 1% over LIBOR. In 2003, AFC agreed to guarantee the obligations of AFG with respect to $571 million of AFG senior debentures, in consideration of a payment of approximately $350,000 and an increase in the interest rate which AFG pays AFC under the Master Credit Agreement to 1.125% over LIBOR.

G. LONG-TERM DEBT The carrying value of long-term debt consisted of the following (in thousands):

                                                   June 30,      December 31,
                                                     2003            2002
                                                -------------   -------------
HOLDING COMPANIES:
  AFC notes payable under bank line             $          --   $     248,000
  APU 10-7/8% Subordinated Notes due May 2011          11,465          11,498
  Other                                                 8,293           8,014
                                                -------------   -------------

                                                $      19,758   $     267,512
                                                =============   =============
SUBSIDIARIES:
  GAFRI 6-7/8% Senior Notes due June 2008       $     100,000   $     100,000
  GAFRI notes payable under bank line                 112,600         148,600
  Notes payable secured by real estate                 27,343          35,610
  Other                                                11,821          12,561
                                                -------------   -------------

                                                $     251,764   $     296,771
                                                =============   =============

         At June 30, 2003, scheduled principal payments on debt for the balance of 2003 and the subsequent five years were as follows (in millions):

             Holding
             Companies     Subsidiaries      Total
             ---------     ------------      -----
2003         $      --    $        1.0    $    1.0
2004                --           114.6       114.6
2005                --            11.2        11.2
2006                --            19.4        19.4
2007               5.4              .1         5.5
2008                --           100.1       100.1


         AFC may borrow up to $280 million under its credit agreement. The line consists of two facilities: a 364-day revolving facility, extendable annually, for one-third of the total line and a three-year revolving facility for the remaining two-thirds. Amounts borrowed bear interest at rates ranging from 1.25% to 2.25% over LIBOR based on AFG's credit rating. In addition, GAFRI has an unsecured credit agreement under which it can borrow up to $155 million at floating rates based on prime or Eurodollar rates through December 2004.

H. MINORITY INTEREST Minority interest in AFC's balance sheet is comprised of the following (in thousands):

                                      June 30,    December 31,
                                        2003          2002
                                   ------------   ------------
Interest of AFG (parent) and
  noncontrolling shareholders in
  subsidiaries' common stock       $    371,963   $    351,559
Preferred securities issued by
  subsidiary trusts                     177,913        142,913
                                   ------------   ------------
                                   $    549,876   $    494,472
                                   ============   ============


         SUBSIDIARY PREFERRED SECURITIES See Minority Interest in Note A - "Accounting Policies." Wholly-owned subsidiary trusts of AFC have issued preferred securities and, in turn, purchased a like amount of subordinated debt which provides interest and principal payments to fund the respective trusts' obligations. The preferred securities must be redeemed upon maturity or redemption of the subordinated debt. AFC effectively provides unconditional guarantees of its trusts' obligations.

         The preferred securities consisted of the following (in thousands):

                                                 Amount Outstanding
Date of                                          ------------------     Optional
Issuance          Issue (Maturity Date)          6/30/03    12/31/02    Redemption Dates
-------------     --------------------------     -------    --------    ----------------
November 1996     GAFRI  9-1/4% TOPrS (2026)     $72,913    $ 72,913    Currently redeemable
March 1997        GAFRI  8-7/8% Pfd   (2027)      70,000      70,000    On or after 3/1/2007
May 2003          GAFRI   7.35% Pfd   (2033)      20,000          --    On or after 5/15/2008
May 2003          Variable Rate Pfd   (2033)      15,000          --    On or after 5/23/2008


         In May 2003, GAFRI issued $20 million liquidation value of trust preferred securities for proceeds of $20 million before issue costs of approximately $600,000. Until May 2008, these securities pay interest quarterly at an annual rate of 7.35%, after which the interest rate will reset quarterly to an annual rate of LIBOR plus 4.1%.

         In May 2003, a subsidiary of Great American Insurance issued $15 million liquidation value of variable rate trust preferred securities for proceeds of $15 million before issue costs of $456,000. These securities pay interest quarterly at an annual rate of LIBOR plus 4.2%.

         MINORITY INTEREST EXPENSE Minority interest expense is comprised of (in thousands):

                                               Six months ended
                                                    June 30,
                                              -------------------
                                                2003       2002
                                              --------   --------
Interest of AFG (parent) and noncontrolling
  shareholders in earnings of subsidiaries    $  7,337   $  7,167
Accrued distributions by subsidiaries
  on preferred securities, net of tax            4,331      4,212
                                              --------   --------
                                              $ 11,668   $ 11,379
                                              ========   ========

I. SHAREHOLDERS' EQUITY At June 30, 2003, and December 31, 2002, American Financial Group beneficially owned all of the outstanding shares of AFC's Common Stock.

         PREFERRED STOCK See Note K - "Subsequent Event." Under provisions of both the Nonvoting (4.0 million shares authorized) and Voting (4.0 million shares authorized) Cumulative Preferred Stock, the Board of Directors may divide the authorized stock into series and set specific terms and conditions of each series. At June 30, 2003, and December 31, 2002, the outstanding voting shares of AFC's Preferred Stock consisted of the following:

                  SERIES J, no par value; $25.00 liquidating value per share; annual dividends per share $2.00; redeemable at AFC's option at $25.75 per share beginning December 2005 declining to $25.00 at December 2007 and thereafter; 2,886,161 shares (stated value $72.2 million) outstanding at June 30, 2003, and December 31, 2002.

J. COMMITMENTS AND CONTINGENCIES There have been no significant changes to the matters discussed and referred to in Note L "Commitments and Contingencies" of AFC's Annual Report on Form 10-K for 2002.

K. SUBSEQUENT EVENT In July 2003, AFC entered into a merger agreement with its parent, AFG. This transaction is subject to approval by Series J preferred shareholders and certain other conditions. If approved, AFC Series J preferred shareholders will receive $25.00 (plus an amount equal to accrued dividends) in AFG common stock in exchange for each share of Series J Preferred Stock. In addition, the merger will eliminate approximately $170 million in deferred tax liabilities associated with AFC's holding of AFG stock. These changes are expected to result in a 12% to 15% increase in AFG's shareholders' equity. AFG and AFC hope to complete the merger in the third quarter of 2003.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2002

GENERAL

      Following is a discussion and analysis of the financial statements and other statistical data that management believes will enhance the understanding of AFC's financial condition and results of operations. This discussion should be read in conjunction with the financial statements beginning on page F-44.

CRITICAL ACCOUNTING POLICIES

      Significant accounting policies are summarized in Note A to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that can have a significant effect on amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and thus impact amounts reported in the future. Management believes that the establishment of insurance reserves, especially asbestos and environmental-related reserves, and the determination of "other than temporary" impairment on investments are the two areas where the degree of judgment required to determine amounts recorded in the financial statements make the accounting policies critical. For further discussion of these policies, see "Liquidity and Capital Resources - Investments" and "Liquidity and Capital Resources - Uncertainties."

LIQUIDITY AND CAPITAL RESOURCES

RATIOS AFC's debt to total capital ratio at the parent holding company level (excluding amounts due AFG) was approximately 13% at December 31, 2002 and 2001. Including amounts due AFG, the ratio was 25% at the end of 2002 and 28% at the end of 2000. AFC used a portion of the proceeds from the Infinity sale in February 2003 to repay parent debt. Adjusting to reflect this repayment reduces the ratio to 6% excluding amounts due AFG and 20% including amounts due AFG at December 31, 2002.

      AFC's ratio of earnings to fixed charges excluding and including preferred dividends, on a total enterprise basis for the year ended December 31, 2002, was
3.36 and 3.09, respectively. Including annuity benefits as a fixed charge, this ratio was 1.48 and 1.46 respectively. Although not required to be disclosed, the ratio excluding interest on annuities is presented because interest credited to annuity policyholder accounts is not always considered a borrowing cost for an insurance company.

      The National Association of Insurance Commissioners' model law for risk based capital ("RBC") applies to both life and property and casualty companies. RBC formulas determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2002, the capital ratios of all AFC insurance companies substantially exceeded the RBC requirements (the lowest capital ratio of any AFC subsidiary was 2.3 times its authorized control level RBC; weighted average of all AFC subsidiaries was 5.0 times).

SOURCES OF FUNDS AFC and American Premier are organized as holding companies with almost all of their operations being conducted by subsidiaries. These parent corporations, however, have continuing cash needs for administrative expenses, the payment of principal and interest on borrowings, shareholder dividends, and taxes. Funds to meet these obligations come primarily from dividend and tax payments from their subsidiaries.

      Management believes these parent holding companies have sufficient resources to meet their liquidity requirements. If funds generated from operations, including dividends and tax payments from subsidiaries, are insufficient to meet fixed charges in any period, these companies would be required to generate cash through borrowings, sales of securities or other assets, or similar transactions.

AFC has a reciprocal Master Credit Agreement with various AFG holding companies under which these companies make funds available to each other for general corporate purposes.

      In November 2002, AFC replaced its $300 million bank credit line with a new bank credit agreement. Currently, AFC may borrow up to $280 million under the new agreement; the line may be expanded to $300 million through the end of 2003. The new line consists of two facilities: a 364-day revolving facility, extendable annually, for one-third of the total line and a three-year revolving facility for the remaining two-thirds. Amounts borrowed bear interest at rates ranging from 1.25% to 2.25% over LIBOR based on AFG's credit rating. This credit agreement provides ample liquidity and can be used to obtain funds for operating subsidiaries or, if necessary, for the parent companies. At December 31, 2002, there was $248 million borrowed under the agreement. At March 14, 2003, there was $95 million borrowed under the line.

      In December 2000, AFC borrowed $155 million under its credit agreement with AFG to make capital contributions to its property and casualty operations.

      For statutory accounting purposes, equity securities of non-affiliates are generally carried at market value. At December 31, 2002, AFC's insurance companies owned publicly traded equity securities with a market value of $297 million. In addition, Great American owns GAFRI common stock with a market value of $603 million and a carrying value of $422 million. Since significant amounts of these are concentrated in a relatively small number of companies, decreases in the market prices could adversely affect the insurance group's capital, potentially impacting the amount of dividends available or necessitating a capital contribution. Conversely, increases in the market prices could have a favorable impact on the group's dividend-paying capability.

      Under tax allocation agreements with AFC, its 80%-owned U.S. subsidiaries generally compute tax provisions as if filing separate returns based on book taxable income computed in accordance with generally accepted accounting principles. The resulting provision (or credit) is currently payable to (or receivable from) AFC.

INVESTMENTS Approximately two-thirds of AFC's consolidated assets are invested in marketable securities. AFC's investment portfolio at December 31, 2002, contained $12 billion in "Fixed maturities" and $299 million in "Other stocks", all carried at market value with unrealized gains and losses reported as a separate component of shareholders' equity on an after-tax basis. At December 31, 2002, AFC had pretax net unrealized gains of $457.2 million on fixed maturities and $125.2 million on other stocks. AFC attempts to optimize investment income while building the value of its portfolio, placing emphasis upon long-term performance. AFC's goal is to maximize return on an ongoing basis rather than focusing on short-term performance.

      Fixed income investment funds are generally invested in securities with intermediate-term maturities with an objective of optimizing total return while allowing flexibility to react to changes in market conditions. At December 31, 2002, the average life of AFC's fixed maturities was about six years.

      Approximately 93% of the fixed maturities held by AFC were rated "investment grade" (credit rating of AAA to BBB) by nationally recognized rating agencies at December 31, 2002. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated or noninvestment grade. Management believes that the high quality investment portfolio should generate a stable and predictable investment return.

      Investments in mortgage backed securities ("MBSs") represented approximately one-fourth of AFC's fixed maturities at December 31, 2002. MBSs are subject to significant prepayment risk due to the fact that, in periods of declining interest rates, mortgages may be repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of lower rates. Due to the significant decline in the general level of interest rates in 2002, AFC has experienced an increase in the level of prepayments on its MBSs; these prepayments have not been reinvested at interest rates comparable to the rates earned on the prepaid MBSs. Substantially all of AFC's MBSs are investment grade quality, with over 95% rated "AAA" at December 31, 2002.

      Summarized information for the unrealized gains and losses recorded in AFC's balance sheet at December 31, 2002, is shown in the following table (dollars in millions). Approximately $170 million of "Fixed maturities" and $21 million of "Other stocks" had no unrealized gains or losses at December 31, 2002.

                                                                                                Securities          Securities
                                                                                                   With                With
                                                                                                Unrealized          Unrealized
                                                                                                   Gains              Losses
                                                                                                ----------          ----------
         Fixed Maturities
         ----------------
           Market value of securities                                                             $10,458              $1,379
           Amortized cost of securities                                                           $ 9,868              $1,512
           Gross unrealized gain (loss)                                                           $   590             ($  133)
           Market value as % of amortized cost                                                        106%                 91%
           Number of security positions                                                             1,725                 328
           Number individually exceeding
             $2 million gain or loss                                                                   23                  18
           Concentration of gains (losses) by
             type or industry (exceeding 5% of
             unrealized):
               Mortgage-backed securities                                                         $ 134.6             ($  9.1)
               Banks and savings institutions                                                        55.2                (1.3)
               U.S. government and government agencies                                               49.5                (1.1)
               State and municipal                                                                   36.4                (5.6)
               Electric services                                                                     31.6               (15.2)
               Asset-backed securities                                                               14.4               (10.6)
               Air transportation (generally collateralized)                                          5.3               (47.7)
           Percentage rated investment grade                                                           97%                 65%

         Other Stocks
         ------------
           Market value of securities                                                             $   260              $   18
           Cost of securities                                                                     $   130              $   23
           Gross unrealized gain (loss)                                                           $   130             ($    5)
           Market value as % of cost                                                                  200%                 78%
           Number individually exceeding
             $2 million gain or loss                                                                    3                   1

      AFC's investment in equity securities of Provident Financial Group, a Cincinnati-based commercial banking and financial services company, represents $117 million of the $130 million in unrealized gains on other stocks at December 31, 2002. At March 14, 2003, the unrealized gain on Provident was approximately $86 million.

      The table below sets forth the scheduled maturities of fixed maturity securities at December 31, 2002, based on their market values. Asset backed securities and other securities with sinking funds are reported at average maturity. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

                                                                               Securities             Securities
                                                                                  with                   With
                                                                               Unrealized             Unrealized
           Maturity                                                               Gains                  Losses
           --------                                                            ----------             ----------
             One year or less                                                       6%                     5%
             After one year through five years                                     22                     27
             After five years through ten years                                    33                     39
             After ten years                                                       10                     17
                                                                                  ---                    ---
                                                                                   71                     88
             Mortgage-backed securities                                            29                     12
                                                                                  ---                    ---
                                                                                  100%                   100%
                                                                                  ===                    ===

      AFC realized aggregate losses of $11.1 million during 2002 on $72.9 million in sales of fixed maturity securities (14 issues; 12 issuers) that had individual unrealized losses greater than $500,000 at December 31, 2001. Market values of eleven of the securities increased an aggregate of $8 million from year-end 2001 to date of sale. The market value of one of the securities did not change from year-end 2001 to the date of sale. One of the securities was a Conseco bond that decreased in value by $5 million from year-end 2001 to the date of sale due to the continued decline in Conseco's financial condition. The market value of the remaining security decreased $920,000 from year-end 2001 to the sale date.

      Although AFC had the ability to continue holding these investments, its intent to hold them changed due primarily to deterioration in the issuers' creditworthiness, decisions to lessen exposure to a particular credit or industry, or to modify asset allocation within the portfolio.

      The table below (dollars in millions) summarizes the length of time securities have been in an unrealized gain or loss position at December 31, 2002.

                                                                                                                     Market
                                                                                Aggregate         Aggregate        Value as
                                                                                   Market        Unrealized       % of Cost
                                                                                    Value       Gain (Loss)           Basis
                                                                                ---------         ---------        --------
     Fixed Maturities
     -----------------------------------------------------

     SECURITIES WITH UNREALIZED GAINS:
       Exceeding $500,000 at 12/31/02 and for:
         Less than one year (354 issues)                                          $ 4,561              $327             108%
         More than one year (64 issues)                                               762                83             112
       Less than $500,000 at 12/31/02 (1,307 issues)                                5,135               180             104
                                                                                  -------              ----
                                                                                  $10,458              $590             106%
                                                                                  =======              ====

     SECURITIES WITH UNREALIZED LOSSES:
       Exceeding $500,000 at 12/31/02 and for:
         Less than one year (50 issues)                                           $   379             ($ 75)             84%
         More than one year (17 issues)                                               118               (35)             77
       Less than $500,000 at 12/31/02 (261 issues)                                    882               (23)             98
                                                                                  -------              ----
                                                                                  $ 1,379             ($133)             91%
                                                                                  =======              ====

     Other Stocks
     -----------------------------------------------------

     SECURITIES WITH UNREALIZED GAINS:
       Exceeding $500,000 at 12/31/02 and for:
         Less than one year (4 issues)                                            $    26              $  6             130%
         More than one year (4 issues)                                                207               121             241
       Less than $500,000 at 12/31/02 (66 issues)                                      27                 3             113
                                                                                  -------              ----
                                                                                  $   260              $130             200%
                                                                                  =======              ====
     SECURITIES WITH UNREALIZED LOSSES:
       Exceeding $500,000 at 12/31/02 and for:
         Less than one year (1 issue)                                             $     2             ($  1)             67%
         More than one year (none)                                                     -                 -               -
       Less than $500,000 at 12/31/02 (75 issues)                                      16                (4)             80
                                                                                  -------              ----
                                                                                  $    18             ($  5)             78%
                                                                                  =======              ====

      When a decline in the value of a specific investment is considered to be "other than temporary," a provision for impairment is charged to earnings (accounted for as a realized loss) and the cost basis of that investment is reduced. The determination of whether unrealized losses are "other than temporary" requires judgment based on subjective as well as objective factors. Factors considered and resources used by management include:

a) whether the unrealized loss is credit-driven or a result of changes in market interest rates,

b)    the extent to which market value is less than cost basis,

c) historical operating, balance sheet and cash flow data contained in issuer SEC filings,

d)    issuer news releases,

e)    near-term prospects for improvement in the issuer and/or its industry,

f)    industry research and communications with industry specialists,

g)    third party research and credit rating reports,

h)    internally generated financial models and forecasts,

i)    discussions with issuer management, and

j) ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

      Based on its analysis of the factors enumerated above, management believes
(i) AFC will recover its cost basis in the securities with unrealized losses and
(ii) that AFC has the ability and intent to hold the securities until they mature or recover in value. Should either of these beliefs change with regard to a particular security, a charge for impairment would likely be required. While it is not possible to accurately predict if or when a specific security will become impaired, charges for other than temporary impairment could be material to results of operations in a future period. Management believes it is not likely that future impairment charges will have a significant effect on AFC's liquidity.

      Net realized gains (losses) on securities sold and charges for "other than temporary" impairment on securities held were as follows (in millions):


                                Net Realized
                              Gains (Losses)              Charges for
                                    on Sales               Impairment               Other(a)         Total
                              --------------               ----------               -----           ------
      2002                            $112.9                  ($179.4)             ($12.4)          ($78.9)
      2001                              89.8                   (125.5) (b)           11.6            (24.1)
      2000                              (1.7)                   (27.5)                2.6            (26.6)
      1999                              37.4                    (19.4)                2.1             20.1
      1998                              42.6                    (34.6)               (1.7)             6.3


(a) Includes adjustments to carry derivatives at market and to reflect the impact of realized gains and losses on the amortization of deferred policy acquisition costs.

(b) Does not include $16.9 million writedown of certain collateralized debt obligations which was recorded as the cumulative effect of an adoption of an accounting change at April 1, 2001.

      Increased impairment charges in recent years reflect a rise in corporate defaults in the marketplace resulting from the weakened economy.

UNCERTAINTIES As more fully explained in the following paragraphs, management believes that the areas posing the greatest risk of material loss are the adequacy of its insurance reserves and American Premier's contingencies arising out of its former operations.

      PROPERTY AND CASUALTY INSURANCE RESERVES The liability for unpaid losses and loss adjustment expenses was as follows (in millions):

                                                                                     December 31,
                                                                               ----------------------
                                                                                 2002            2001
                                                                                 ----            ----
              Specialty                                                        $3,712          $3,295
              Personal                                                            838             843
              Other lines (including asbestos
                and environmental)                                                654             640
                                                                               ------          ------
                                                                               $5,204          $4,778
                                                                               ======          ======

      The liabilities for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon: (a) the accumulation of case estimates for losses reported prior to the close of the accounting periods on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expense for investigating and adjusting claims; and (e) the current state of law and coverage litigation. Using these items as well as historical trends adjusted for changes in underwriting standards, policy provisions, product mix and other factors, company actuaries determine a single or "point" estimate which management utilizes in recording its best estimate of the liabilities. Ranges of loss reserves are not developed by company actuaries.


      Estimating the liability for unpaid losses and LAE is inherently judgmental and is influenced by factors which are subject to significant variation. Through the use of analytical reserve development techniques, management utilizes items such as the effect of inflation on medical, hospitalization, material, repair and replacement costs, general economic trends and the legal environment. While current factors and reasonably likely changes in variable factors are considered in estimating the liability for unpaid losses, there is no method or system which can eliminate the risk of actual ultimate results differing from such estimates. Reserve development in recent years is quantified and discussed for major areas of AFC's property and casualty insurance operations in the pages that follow under "Results of Operations - Property and Casualty Insurance - Underwriting."


      Quarterly reviews of unpaid loss and LAE reserves are prepared using standard actuarial techniques. These may include: Case Incurred Development Method; Paid Development Method; Bornhuetter-Ferguson Method; and Incremental Paid LAE to Paid Loss Methods. Generally, data is segmented by major product or coverage within product using countrywide data; however, in some situations data may be reviewed by state for large volume states.


      ASBESTOS AND ENVIRONMENTAL-RELATED ("A&E") RESERVES Establishing reserves for A&E claims relating to policies and participations in reinsurance treaties and former operations is subject to uncertainties that are significantly greater than those presented by other types of claims. For this group of claims, traditional actuarial techniques that rely on historical loss development trends cannot be used and a meaningful range of loss cannot be estimated. Case reserves and expense reserves are established by the claims department as specific policies are identified. In addition to the case reserves established for known claims, management establishes additional reserves for claims not yet known or reported and for possible development on known claims. These additional reserves are management's best estimate based on its review of industry trends and other industry information about such claims, with due consideration to individual claim situations like A.P. Green. Estimating ultimate liability for asbestos claims presents a unique and difficult challenge to the insurance industry due to, among other things, inconsistent court decisions, an increase in bankruptcy filings as a result of asbestos-related liabilities, novel theories of coverage, and judicial interpretations that often expand theories of recovery and broaden the scope of coverage. The casualty insurance industry is engaged in extensive litigation over these coverage and liability issues as the volume and severity of claims against asbestos defendants continue to increase.


      While management believes that AFC's reserves for A&E claims are a reasonable estimate of ultimate liability for such claims, actual results may vary materially from the amounts currently recorded due to the difficulty in predicting the number of future claims and the impact of recent bankruptcy filings, and unresolved issues such as whether coverage exists, whether policies are subject to aggregate limits on coverage, whether claims are to be allocated among triggered policies and implicated years, and whether claimants who exhibit no signs of illness will be successful in pursuing their claims.

      In February 2003, Great American Insurance Company entered into an agreement for the settlement of asbestos related coverage litigation under insurance polices issued during the 1970's and 1980's to Bigelow-Liptak Corporation and related companies, subsequently known as A.P. Green Industries, Inc. ("A.P. Green"). Management believes that this settlement will enhance financial certainty and provides resolution to litigation that represents AFC's largest known asbestos-related claim and the only such claim that management believes to be material.

      The settlement is for $123.5 million (Great American has the option to pay in cash or over time with 5.25% interest), all but $30 million of which will be covered by reserves established prior to September 30, 2002, and anticipated reinsurance recoverables for this matter. As a result, AFC recorded a $30 million pretax charge ($19.5 million after tax) in the fourth quarter of 2002. The agreement allows up to 10% of the settlement to be paid in AFG common stock.

      The settlement is subject to a number of contingencies, including the approval of the bankruptcy court supervising the reorganization of A.P. Green and subsequent confirmation of a plan of reorganization that includes an injunction prohibiting the assertion against Great American of any present or future asbestos personal injury claims under policies issued to A.P. Green and related companies. This process could take a year or more and no assurance can be made that all of these consents and approvals will be obtained; no payments are required until completion of the process. If not obtained, the outcome of this litigation will again be subject to the complexities and uncertainties associated with a Chapter 11 proceeding and asbestos coverage litigation.

      The payments, reserve balances and policy count information for asbestos, environmental and other mass torts were as follows (dollars in millions):

                                           Net              Net                             Policyholder Counts
                                       Amounts          Reserve                             (Direct and Assumed)
                                       Paid in          Balance          ----------------------------------------------------
                                          2002         12/31/02          12/31/01          New        Closed         12/31/02
                                       -------         --------          --------          ---        ------         --------
Asbestos                                 $16.8           $302.3               429           82            39              472
Environmental                              9.6            139.4               715           95           152              658
Other Mass Tort                            2.3             25.0               109           23            28              104
                                         -----           ------             -----          ---           ---            -----
Total                                    $28.7           $466.7             1,253          200           219            1,234
                                         =====           ======             =====          ===           ===            =====

      Of the open asbestos accounts, approximately 270 are holders of policies written by AFC subsidiaries and approximately 200 represent assumed reinsurance business. The direct policyholders with asbestos claims consist of limited exposures, dominated by small to mid-sized commercial entities that are mostly regional policyholders with few national target defendants. With respect to non-products exposures, there are few accounts with potentially significant exposure, none of which is considered to be material to the Company.

      The assumed reinsurance business includes exposures for the periods 1954 to 1983. The asbestos and environmental assumed claims are ceded by various insurance companies under reinsurance treaties. A majority of the individual assumed claims have exposures of less than $100,000 to AFC. Asbestos losses assumed include some of the industry known manufacturers, distributors and installers. Pollution losses include industry known insured names and sites.

      Other mass tort losses include Agent Orange, breast implants, DES, Dalkon Shield, lead, silicon and various chemical exposures.

      EXPOSURE TO MARKET RISK Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. AFC's exposures to market risk relate primarily to its investment portfolio and annuity contracts which are exposed to interest rate risk and, to a lesser extent, equity price risk. To a much lesser extent, AFC's long-term debt is also exposed to interest rate risk.

      FIXED MATURITY PORTFOLIO The fair value of AFC's fixed maturity portfolio is directly impacted by changes in market interest rates. AFC's fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily intermediate-term maturities. This practice allows flexibility in reacting to fluctuations of interest rates. The portfolios of AFC's insurance operations are managed with an attempt to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations. AFC's life and annuity operations attempt to align the duration of their invested assets to the projected cash flows of policyholder liabilities.

      The following table provides information about AFC's fixed maturity investments at December 31, 2002 and 2001, that are sensitive to interest rate risk. The table shows principal cash flows (in millions) and related weighted average interest rates by expected maturity date for each of the five subsequent years and for all years thereafter. Callable bonds and notes are included based on call date or maturity date depending upon which date produces the most conservative yield. Mortgage-backed securities ("MBSs") and sinking fund issues are included based on maturity year adjusted for expected payment patterns. Actual cash flows may differ from those expected.

                              December 31, 2002                                December 31, 2001
                              -----------------                                -----------------
                           Principal                                         Principal
                          Cash Flows       Rate                             Cash Flows      Rate
                          ----------      -----                             ----------      ----
         2003                $ 1,301      10.09%            2002               $   956      8.62%
         2004                    848       8.31             2003                 1,407      7.84
         2005                  1,035       7.05             2004                   860      8.56
         2006                  1,135       6.69             2005                 1,082      7.50
         2007                  1,158       6.12             2006                 1,110      6.89
         Thereafter            5,939       6.13             Thereafter           5,263      7.08
                               -----                                             -----

         Total               $11,416       6.88%                               $10,678      7.46%
                             =======                                           =======

         Fair Value          $12,007                                           $10,749
                             =======                                           =======

      EQUITY PRICE RISK Equity price risk is the potential economic loss from adverse changes in equity security prices. Although AFC's investment in "Other stocks" is less than 3% of total investments, two-thirds of "Other stocks" is invested in Provident Financial Group which exposes AFC to the risk of price declines in a single position.

      Included in "Other stocks" at December 31, 2002 were warrants (valued at $13.8 million) to purchase common stock of various companies. Under Statement of Financial Accounting Standards ("SFAS") No. 133, which was adopted as of October 1, 2000, these warrants are generally considered derivatives and marked to market through current earnings as realized gains and losses.

      ANNUITY CONTRACTS Substantially all of GAFRI's fixed rate annuity contracts permit GAFRI to change crediting rates (subject to minimum interest rate guarantees of 3% to 4% per annum as determined by applicable law) enabling management to react to changes in market interest rates and maintain an adequate spread. Nonetheless, due to the sharp drop in interest rates in 2002, GAFRI's spreads have narrowed and will likely continue to narrow through at least 2003. Actuarial assumptions used to estimate DPAC and Annuity Benefits, as well as GAFRI's ability to maintain spread, could be impacted if the current interest rate environment continues for an extended period and causes policyholder behavior to be altered.

      Projected payments (in millions) in each of the subsequent five years and for all years thereafter on GAFRI's fixed annuity liabilities at December 31 were as follows.

                                                                                                                        Fair
                      First       Second       Third       Fourth      Fifth         Thereafter         Total          Value
                      -----       ------       -----       ------      -----         ----------        ------         ------
      2002             $550         $610        $740         $810       $700             $3,044        $6,454         $6,284
      2001              750          680         650          630        610              2,512         5,832          5,659

      Nearly half of GAFRI's fixed annuity liabilities at December 31, 2002, were two-tier in nature in that policyholders can receive a higher amount if they annuitize rather than surrender their policy, even if the surrender charge period has expired. At December 31, 2002, the average crediting rate on GAFRI's principal fixed annuity products was approximately 4.3% and current stated crediting rates (excluding bonus interest) on GAFRI's active products generally range from 3.0% to 3.6%. GAFRI estimates that its effective weighted-average crediting rate over the next five years will approximate 4.3%. This rate reflects actuarial assumptions as to (i) expected investment spread, (ii) deaths, (iii) annuitizations, (iv) surrenders and (v) renewal premiums. Actual experience and changes in actuarial assumptions may result in different effective crediting rates than those above.

      GAFRI's equity-indexed fixed annuities provide policyholders with a crediting rate tied, in part, to the performance of an existing stock market index. GAFRI attempts to mitigate the risk in the equity-based component of these products through the purchase of call options on the appropriate index. GAFRI's strategy is designed so that an increase in the liabilities due to an increase in the market index will be substantially offset by unrealized gains on the call options. Under SFAS No. 133, both the equity-based component of the annuities and the related call options are considered derivatives and marked to market through current earnings as annuity benefits. Adjusting these derivatives to market value had a net effect of less than 1% of annuity benefits in 2002 and 2001. In 2002, GAFRI chose to suspend new sales of equity-indexed annuities due primarily to lack of volume.

      DEBT AND PREFERRED SECURITIES The following table shows scheduled principal payments (in millions) on fixed-rate long-term debt of AFC and its subsidiaries and related weighted average interest rates for each of the subsequent five years and for all years thereafter.

                                        December 31, 2002                                              December 31, 2001
                                        -----------------                                              -----------------
                                   Scheduled                                                       Scheduled
                                   Principal                                                       Principal
                                    Payments         Rate                                           Payments        Rate
                                   ---------         ----                                          ---------        ----
         2003                            *                                 2002                       $  4.3        7.02%
         2004                            *                                 2003                          *
         2005                         $ 10.1         9.09%                 2004                          *
         2006                           18.7         6.74                  2005                         10.1        9.07
         2007                            *                                 2006                         18.7        6.73
         Thereafter                    126.5         7.19                  Thereafter                  126.8        7.17
                                      ------                                                          ------

         Total                        $157.4         7.26%                                            $161.6        7.23%
                                      ======                                                          ======

         Fair Value                   $148.5                                                          $156.5
                                      ======                                                          ======

         (*) Less than $2 million.

      At December 31, 2002 and 2001, respectively, AFC and its subsidiaries had $406 million and $337 million in variable-rate debt maturing primarily in 2003 through 2005. The weighted average interest rate on AFC's variable-rate debt was 2.84% at December 31, 2002 compared to 2.67% at December 31, 2001. There were $143 million of subsidiary trust preferred securities with a weighted average interest rate of 9.07% outstanding at December 31, 2002 and 2001, none of which is scheduled for maturity or mandatory redemption during the next five years.

RESULTS OF OPERATIONS - THREE YEARS ENDED DECEMBER 31, 2002


GENERAL The following table shows AFC's net earnings as stated in the Statement of Operations as well as the after-tax effect of other items included in these GAAP measures that are listed below to assist investors in analyzing their impact on the trend in operating results (in millions):


                                                            2002          2001        2000
                                                            ----          ----        ----

     NET EARNINGS (LOSS)                                   $94.4         $ 2.6      ($32.1)
     After tax income (expense) items included in
       net earnings:
         Asbestos litigation settlement                    (19.5)           -           -
         Tax resolution benefits                            31.0            -           -
         A&E charge and WTC losses                            -          (81.3)         -
         Net losses from investee corporations              (9.0)        (16.5)      (91.4)
         Realized investment gains (losses)                (44.0)        (12.6)        2.8
         Cumulative effect of accounting changes           (40.4)        (10.0)       (9.1)


     In addition to the effects of items shown in the table above, net earnings increased in 2002 primarily due to significantly improved underwriting results and income from the sale of real estate, partially offset by reduced earnings in the annuity and life operations. Net earnings for 2001 and 2000 include goodwill amortization expense of $13.8 million and $16.5 million, respectively.

     Aside from the asbestos charges and losses from the World Trade Center, underwriting results improved in 2001 but were partially offset by a $15 million charge to increase reserves for environmental costs related to certain former operations.

PROPERTY AND CASUALTY INSURANCE - UNDERWRITING AFC's property and casualty operations have consisted of two major business groups: Specialty and Personal. See Note P, "Subsequent Events", to the Financial Statements for a discussion of the sale of nearly all of the Personal group.

     The Specialty group includes a highly diversified group of business lines. Some of the more significant areas are inland and ocean marine, California workers' compensation, agricultural-related coverages, executive and professional liability, fidelity and surety bonds, collateral protection, and umbrella and excess coverages.

     The Personal group sells nonstandard and preferred/standard private passenger auto insurance and, to a lesser extent, homeowners' insurance. Nonstandard automobile insurance covers risks not typically accepted for standard automobile coverage because of the applicant's driving record, type of vehicle, age or other criteria.

     To understand the overall profitability of particular lines, the timing of claims payments and the related impact of investment income must be considered. Certain "short-tail" lines of business (primarily property coverages) have quick loss payouts which reduce the time funds are held, thereby limiting investment income earned thereon. On the other hand, "long-tail" lines of business (primarily liability coverages and workers' compensation) have payouts that are either structured over many years or take many years to settle, thereby significantly increasing investment income earned on related premiums received.

     Underwriting profitability is measured by the combined ratio which is a sum of the ratios of underwriting losses, loss adjustment expenses, underwriting expenses and policyholder dividends to premiums. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.

     For certain lines of business and products where the credibility of the range of loss projections is less certain (primarily many of the various specialty businesses listed above), management believes that it is prudent and appropriate to use conservative assumptions until such time as the data, experience and projections have more credibility, as evidenced by data volume, consistency and maturity of the data. While this practice mitigates the risk of adverse development on this business, it does not eliminate it.

     While AFC desires and seeks to earn an underwriting profit on all of its business, it is not always possible to do so. As a result, AFC attempts to expand in the most profitable areas and control growth or even reduce its involvement in the least profitable ones.

     Since mid-2000, AFC has been actively realigning its mix of business and resetting its rate structure with a goal of achieving underwriting profits, even if it entails sacrificing volume. Management believes these efforts have been successful and expects further improvement in underwriting profitability in 2003 resulting from these strategic actions.

     AFC's combined ratio has been better than the industry average for sixteen of the last seventeen years and, excluding AFC's special A&E charges, for all seventeen years. AFC's insurance operations have performed better than the industry by focusing on growth opportunities in the more profitable areas of its specialty and nonstandard auto businesses.

     Net written premiums and combined ratios for AFC's property and casualty insurance subsidiaries were as follows (dollars in millions):


                                               2002          2001         2000
                                               ----          ----         ----
   Gross Written Premiums (GAAP)
   ----------------------------
   Specialty                                 $2,713        $2,236       $1,889
   Personal                                   1,221         1,284        1,339
   Other Lines                                    1          -               3
                                             ------        ------       ------
                                             $3,935        $3,520       $3,231
                                             ======        ======       ======
   Net Written Premiums (GAAP)
   --------------------------
   Specialty                                 $1,577        $1,542       $1,324
   Personal                                     836 (a)     1,040 (a)    1,311
   Other Lines                                    1          -               3
                                             ------        ------       ------
                                             $2,414        $2,582       $2,638
                                             ======        ======       ======
   Combined Ratios (GAAP)
   ---------------------
   Specialty                                   98.4%        101.7%(b)    107.9%
   Personal                                    99.8         107.9        108.6
   Aggregate (including discontinued lines)   101.1%(c)     108.8%(c)    108.0%


   (a) Reflects the ceding of $375 million and $220 million in premiums in 2002 and 2001, respectively under a reinsurance agreement (effective April 1, 2001).
   (b)  Includes 1.8% for 2001 relating to the attack on the World Trade
        Center.
   (c) Includes 1.2% for 2002 relating to the A.P. Green asbestos litigation charge and 4.8% for 2001 relating to the A&E charge and the attack on the World Trade Center.

     As shown in Note N under "Insurance Reserves," AFC's property and casualty operations recorded loss development of $171 million in 2002 and $163 million in 2001 related to prior accident years. Major areas of adverse development were as follows (in millions):

                                                                 2002      2001
                                                                 ----      ----
         Asbestos                                                $ 49      $108
         Executive liability                                       26        26
         Other liability                                           21         *
         Personal lines                                            15         *
         Other discontinued specialty businesses                   41        32
         Other                                                     19        (3)
                                                                 ----      ----
                                                                 $171      $163
                                                                 ====      ====

         (*)  Amounts are immaterial and included in Other

     "Asbestos" development was due primarily to charges for settlement of litigation (2002) and the special $100 million A&E charge (2001), both of which are discussed below. See "UNCERTAINTIES - ASBESTOS AND ENVIRONMENTAL-RELATED RESERVES" for additional information about these claims.

     "Executive liability" development resulted primarily from claim severity on policy coverages for 1999 and 2000. Both settlement costs and defense costs related to shareholder lawsuits have increased beyond estimates.

     "Other liability" development was the result of an unexpected shift of the judicial climate in some previously relatively conservative states. Verdicts, judgments, and settlements have increased and reserves were adjusted accordingly.

     In the "Personal lines," personal injury and uninsured motorist claims have experienced increased severity. During 2002, claims remained open longer and settlement amounts have been higher than in previous years.

     Development in the "Other discontinued specialty businesses" related primarily to excess casualty and homebuilders' product liability. During 2002, both experienced higher frequency of claims, primarily related to the 1999 and 2000 accident years for the excess casualty line, and 1993 through 2001 for the homebuilders' liability. Development in 2001, and to a lesser extent in 2002, was affected by increased severity in excess casualty resulting from a rigorous claims review of case reserves established by former management.

     "Other" development represents an aggregation of all other lines. While both increases and decreases occurred in these individual lines, none experienced development greater than the smallest listed in the table above. Aggregate adverse development in the "Other" lines was approximately $44 million in 2002, and $25 million in 2001. Aggregate positive development was $25 million in 2002 and $28 million in 2001.

     ASBESTOS LITIGATION SETTLEMENT CHARGE As more fully discussed under "UNCERTAINTIES - ASBESTOS AND ENVIRONMENTAL-RELATED RESERVES," AFC recorded a fourth quarter 2002 pretax charge of $30 million related to the settlement of asbestos-related coverage litigation.

     2001 SPECIAL A&E CHARGE During the third quarter of 2001, AFC recorded an A&E charge of $100 million after experiencing an increase in the number and severity of asbestos claims and observing the developments of adverse trends in the property and casualty insurance industry concerning asbestos losses. This charge, accompanied by a transfer of $36 million from excess reserves for other environmental claims, resulted in an increase of $136 million in asbestos reserves. FOR A DISCUSSION OF UNCERTAINTIES RELATIVE TO ASBESTOS AND ENVIRONMENTAL CLAIMS, SEE "UNCERTAINTIES -ASBESTOS AND ENVIRONMENTAL-RELATED RESERVES".

     SPECIALTY The Specialty group's gross written premiums increased 21% in 2002 compared to 2001, reflecting the effect of rate increases and the volume growth in certain businesses, partially offset by planned reductions in less profitable lines of business. Specialty rate increases averaged about 27% during 2002 and are targeted to be 25% or more going into 2003. Net written premiums increased 2% in 2002 compared to 2001. Strong growth in gross written premiums was offset by the impact of expanding the Personal group automobile physical damage reinsurance agreement discussed below to include several Specialty business lines as well as increased reinsurance coverage in certain other lines.

     Excluding the effect of the attack on the World Trade Center, the Specialty group's combined ratio improved 1.5 points for 2002. The improvement reflects strategic changes in the mix of specialty businesses and the impact of rate increases, partially offset by the effects of prior year loss development.

     The Specialty group's increase in gross and net written premiums in 2001 reflects the impact of rate increases implemented in 2000 and 2001 and the realization of growth opportunities in certain commercial markets, partially offset by the decision to discontinue certain lines of business that were not achieving adequate returns. Specialty rate increases averaged over 20% in 2001. The improvement in the combined ratio compared to 2000 reflects the impact of rate increases and unusually strong results in several businesses. Due primarily to adverse development in prior year losses, AFC recorded a $35 million pretax charge in 2000 to strengthen loss reserves in its California workers' compensation business (a combined ratio effect of 2.9 points). Excluding the effect of the attack on the World Trade Center, the Specialty group reported an underwriting profit with a combined ratio of 99.9% for 2001.

     PERSONAL The Personal group's gross written premiums for 2002 decreased about 5% compared to 2001 due primarily to intentional reductions in new business volume in certain non-core markets and through the direct channel, partially offset by the effect of continuing rate increases and volume growth in target markets. Rate increases implemented in 2002 were approximately 10%.

     Since April 2001, AFC has reinsured 90% of the automobile physical damage business written by certain of its insurance subsidiaries. In September 2002, AFC's use of the existing agreement was expanded to include physical damage business written through the agency channel of Great American Insurance pool companies. This agreement enables AFC to reallocate some of its capital to the more profitable specialty operations. The decline in net written premiums in 2001 and 2002 reflects the impact of this reinsurance agreement.

     Due primarily to rate increases and a $12.6 million reduction in marketing and media cost of the direct business, the Personal group's combined ratio improved by 8.1 points compared to 2001. More than 80% of the Personal group's business is written by the insurance operations included in the recent public offering of Infinity Property and Casualty Corporation. Business written through these operations achieved an underwriting profit with a combined ratio of 96.1% for 2002.

     The Personal group's gross written premiums declined about 4% in 2001 compared to 2000 as lower business volume was partially offset by the impact of significant rate increases in 2000 and 2001. The group implemented rate increases of about 14% in 2001. As a result of rate increases in 2001 and 2000, the combined ratio improved to 107.9% for 2001.

LIFE, ACCIDENT AND HEALTH PREMIUMS AND BENEFITS Life, accident and health premiums and benefits increased in 2002 due primarily to the acquisition of Manhattan National Life ("MNL") in June 2002 and increased in 2001 due primarily to the acquisition of a block of supplemental health insurance business in November 2000. In addition to these acquisitions, life, accident and health benefits for 2002 reflect the effects of adverse mortality in GAFRI's life insurance operations.

INVESTMENT INCOME Changes in investment income reflect fluctuations in market rates and changes in average invested assets. Investment income increased in 2002 and 2001 due primarily to higher average investment in fixed maturity securities, partially offset by lower average yields on those investments.

GAINS (LOSSES) ON SECURITIES Realized gains (losses) on sales of securities include provisions for other than temporary impairment of securities still held of $179.4 million in 2002, $125.5 million in 2001 and $27.5 million in 2000. The provision for 2001 includes $8 million for the writedown of AFC's investment in Chiquita from $1.00 per share to $.67 per share.

     Realized gains (losses) on securities include losses of $11.9 million in 2002, and gains of $5.2 million in 2001 and $1.5 million in the fourth quarter of 2000 to adjust the carrying value of AFC's investment in warrants to market value under SFAS No. 133.

GAINS ON SALES OF SUBSIDIARIES See Note P, to the financial statements for a discussion of the anticipated loss in connection with the 2003 public offering of Infinity.

     In 2002, AFC recognized a $10.8 million pretax loss on the disposal of its New Jersey private passenger auto business.

     In 2001, AFC recognized a $7.1 million pretax gain on the sale of a small insurance subsidiary. In connection with the sale of the Japanese division in 2001, AFC recognized a $6.9 million pretax loss and deferred a gain of approximately $21 million on ceded insurance which is being recognized over the estimated settlement period (weighted average of 4 years) of the ceded claims.

     In 2000, AFC recognized (i) a $25 million pretax gain representing an earn-out related to the 1998 sale of its Commercial lines division, (ii) a $10.3 million pretax loss on the sale of Stonewall Insurance Company and (iii) a $10.7 million estimated pretax loss related to the agreement to sell its Japanese division (completed in 2001).

GAIN ON SALE OF OTHER INVESTMENTS In September 2000, GAFRI realized a $27.2 million pretax gain on the sale of its minority ownership in a company engaged in the production of ethanol. GAFRI's investment was repurchased by the ethanol company which, following the purchase, became wholly-owned by AFC's Chairman.

REAL ESTATE OPERATIONS AFC's subsidiaries are engaged in a variety of real estate operations including hotels, apartments, office buildings and recreational facilities; they also own several parcels of land. Revenues and expenses of these operations, including gains and losses on disposal, are included in AFC's statement of operations as shown below (in millions).

                                                          2002            2001           2000
                                                          ----            ----           ----
        Other income                                    $115.0          $102.6          $95.9
        Other operating and general expenses              71.7            64.9           65.6
        Interest charges on borrowed money                 2.6             2.3            2.6
        Minority interest expense, net                     1.2             3.9            1.9


     Other income includes net pretax gains on the sale of real estate assets of $31.0 million in 2002, $27.2 million in 2001 and $12.4 million in 2000.

OTHER INCOME

     2002 COMPARED TO 2001 Other income increased $38.7 million (18%) in 2002 due primarily to higher income from real estate operations (including the effect of property sales and a hotel acquired in May 2002), increased fees earned by the Specialty group's new warranty business and higher fee income in certain other specialty insurance operations.

     2001 COMPARED TO 2000 Other income declined in 2001 compared to 2000 due primarily to the absence of income from the sale of lease rights, lease residuals and other operating assets.

ANNUITY BENEFITS For GAAP financial reporting purposes, annuity receipts are accounted for as interest-bearing deposits ("annuity benefits accumulated") rather than as revenues. Under these contracts, policyholders' funds are credited with interest on a tax-deferred basis until withdrawn by the policyholder. Annuity benefits reflect amounts accrued on annuity policyholders' funds accumulated. The rate at which GAFRI credits interest on most of its annuity policyholders' funds is subject to change based on management's judgment of market conditions. Historically, management has been able to react to changes in market interest rates and maintain a desired interest rate spread. The recent interest rate environment has resulted in spread compression which could continue at least through 2003. In 2000, annuity benefits also includes a second quarter charge of $14.2 million related to the settlement of a policyholder class action lawsuit.

     On its deferred annuities (annuities in the accumulation phase), GAFRI generally credits interest to policyholders' accounts at their current stated "surrender" interest rates. Furthermore, for "two-tier" deferred annuities (annuities under which a higher interest amount can be earned if a policy is annuitized rather than surrendered), GAFRI accrues an additional liability to provide for expected deaths and annuitizations. Changes in crediting rates, actual surrender, death and annuitization experience or modifications in actuarial assumptions can affect this accrual. In 2002, this accrual was reduced by approximately $2 million due to decreases in crediting rates on certain fixed annuity products, partially offset by a modification in projected investment yields. Significant changes in projected investment yields could result in additional benefits or charges to earnings.

ANNUITY AND LIFE ACQUISITION EXPENSES Annuity and life acquisition expenses include amortization of annuity and life, accident and health deferred policy acquisition costs ("DPAC") as well as a portion of commissions on sales of insurance products. Annuity and life acquisition expenses also include amortization of the present value of future profits of businesses acquired.

     2002 COMPARED TO 2001 The increase in annuity and life acquisition expenses in 2002 compared to 2001 reflects (i) a writeoff of DPAC; (ii) the amortization costs associated with GAFRI's purchase of MNL in June 2002 and (iii) higher commission expense due to GAFRI's growth in premiums. Included in 2002 and 2001 were DPAC writeoffs related to variable annuities of $13.5 million and $3.0 million, respectively, resulting from the actual performance of the equity markets and a reduction of assumed future returns. Poor performance in the equity markets could lead to additional DPAC writeoffs or a charge to earnings in order to accrue for guaranteed minimum death benefits included in the variable products. (See "PROPOSED ACCOUNTING STANDARD"). Included in 2002 is a DPAC writeoff of $4 million related primarily to adverse mortality in GAFRI's life operations. Partially offsetting the DPAC writeoffs in 2002 was a reduction of approximately $7 million in DPAC amortization on fixed annuities relating to decreases in crediting rates on certain fixed annuity products. Continued adverse mortality could lead to additional DPAC writeoffs. Significant changes in projected investment yields could result in additional benefits or charges to earnings.

     2001 COMPARED TO 2000 The increase in annuity and life acquisition expenses resulted primarily from (i) increased lapses and increased sales of traditional life insurance and (ii) the effect of the equity markets on variable annuity DPAC.

INTEREST ON BORROWED MONEY Changes in interest expense result from fluctuations in market rates as well as changes in borrowings. AFC has generally financed its borrowings on a long-term basis which has resulted in higher current costs.

     2002 COMPARED TO 2001 Interest expense decreased significantly in 2002 as lower average rates on AFC's variable rate debt (including AFC's payable to AFG) more than offset the effect of higher average indebtedness and higher average payable to reinsurers balances.

     2001 COMPARED TO 2000 Interest expense decreased in 2001 as lower average interest rates on AFC's variable rate debt and lower average subsidiary indebtedness more than offset higher average borrowings under the AFC bank line.

OTHER OPERATING AND GENERAL EXPENSES

     2002 COMPARED TO 2001 Other operating and general expenses for 2001 include goodwill amortization of $13.8 million. Under SFAS No. 142, which was implemented January 1, 2002, goodwill is no longer amortized. Excluding 2001 goodwill amortization, other operating and general expenses increased $36.0 million (10%) in 2002. Expenses of the Specialty group's new warranty business, higher expenses in real estate operations (due primarily to the acquisition of a new hotel in May 2002) and higher expenses related to growth in certain other Specialty operations were partially offset by lower charges for environmental reserves related to former operations and lower IT-related expenses.

     2001 COMPARED TO 2000 Excluding the 2000 litigation charges discussed below, other operating and general expenses increased $12.0 million (3%) due primarily to a $14.8 million increase in environmental reserves related to former operations.

     Other operating and general expenses for 2000 include second quarter charges of $18.3 million related to an agreement to settle a lawsuit against a GAFRI subsidiary and $8.8 million for an adverse California Supreme Court ruling against an AFC property and casualty subsidiary.

INCOME TAXES The 2002 provision for income taxes includes $31 million in tax benefits for the reduction of previously accrued amounts due to the resolution of certain tax matters. See Note J to the Financial Statements for an analysis of items affecting AFC's effective tax rate.

INVESTEE CORPORATIONS

     START-UP MANUFACTURING BUSINESSES AFC's pretax operating earnings for 2000 include losses of $6.7 million from two start-up manufacturing businesses acquired in 2000 from their former owners. AFC sold the equity interests in these businesses in the fourth quarter of 2000 for a nominal cash consideration plus warrants to repurchase a significant ownership interest. Due to the absence of significant financial investment by the buyers relative to the amount of loans ($61.5 million at December 31, 2000) owed to AFC subsidiaries, AFC retained the financial risk in these businesses and continued accounting for their operations under the equity method as investees.

     Beginning in the fourth quarter of 2000, AFC's equity in the results of operations of these businesses is included in investee earnings. In 2002, 2001 and 2000, equity in net losses of investee corporations includes $9.0 million, $16.6 million and $4.1 million, respectively, in losses of these businesses.

     Investee losses in 2001 include litigation judgments of $4.7 million against one of these companies. In December 2002, this company sold its fixed assets, ceased operations and transferred approximately $30 million in cash and other assets to AFC. The amount transferred approximated AFC's carrying value of loans to this business. Amounts included in equity in net losses of investee corporations for this business were $5.4 million in 2002, $13.7 million in 2001 and $3.1 million in 2000.

     CHIQUITA Equity in net losses of investee corporations for 2000 includes AFC's proportionate share of the results of Chiquita Brands International. Chiquita reported net losses attributable to common shareholders of $112 million in 2000.

     Equity in net losses of investees for 2000 includes a $95.7 million pretax charge to writedown AFC's investment in Chiquita to a market value of approximately $1 per share. In 2001, AFC suspended accounting for Chiquita under the equity method due to Chiquita's pending restructuring. In March 2002, Chiquita completed its reorganization under Chapter 11 of the U.S. Bankruptcy Code. As a result of the restructuring, AFC's ownership percentage of Chiquita was reduced to less than one-half of 1%.

CUMULATIVE EFFECT OF ACCOUNTING CHANGES Effective January 1, 2002, AFC implemented Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", under which goodwill is no longer amortized, but is subject to an impairment test at least annually. The initial impairment testing resulted in a charge of $40.4 million (net of minority interest and taxes) for the cumulative effect of a change in accounting principle.

     In 2001, the cumulative effect of accounting change represents the implementation of a new accounting standard (EITF 99-20) which resulted in a writedown of $10.0 million (net of minority interest and taxes) of the carrying value of certain collateralized debt obligations as of April 1, 2001.

     In October 2000, AFC implemented Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires all derivatives to be recognized in the balance sheet at fair value and that the initial effect of recognizing derivatives at fair value be reported as a cumulative effect of a change in accounting principle. Accordingly, AFC recorded a charge of $9.1 million (net of minority interest and taxes) to record its derivatives at fair value at the beginning of the fourth quarter of 2000.

RECENT ACCOUNTING STANDARDS The following accounting standards have been or may be implemented by AFC. The implementation of these standards is discussed under various subheadings of Note A to the Financial Statements; effects of each are shown in the relevant Notes.


    Accounting
    Standard         Subject of Standard (Year Implemented)            Reference
    ----------       --------------------------------------            ---------
    SFAS #133        Derivatives (2000)                                "Derivatives"
    EITF 99-20       Asset-backed Securities (2001)                    "Investments"
    SFAS #141        Business Combinations (2001)                      "Business Combinations"
    SFAS #142        Goodwill and Other Intangibles (2002)             "Goodwill"


     Other standards issued in recent years did not apply to AFC or had only negligible effects on AFC.

     In January 2003, the Financial Accounting Standards Board issued Interpretation No.46, Consolidation of Variable Interest Entities ("FIN 46"). This interpretation will require companies to consolidate entities without sufficient equity based on ownership of expected gains and losses. FIN 46 is effective immediately to variable interest entities acquired after January 31, 2003. For entities acquired before that date, the guidance becomes effective for periods beginning after June 15, 2003.

     AFC is currently assessing the application of FIN 46 as it relates to its investments in two collateralized debt obligations ("CDOs"), for which AFC also acts as investment manager. Under the CDOs, securities were issued in various senior and subordinate classes and the proceeds were invested primarily in bank loans, and to a lesser extent, high yield bonds, all of which serve as collateral for the securities issued by the CDOs. None of the collateral was purchased from AFC. The market value of the collateral at December 31, 2002 was approximately $800 million.

     AFC's investments in the two CDOs are subordinate to the senior classes (approximately 92% of the total securities) issued by the CDOs. To the extent there are defaults and unrecoverable losses on the underlying collateral resulting in reduced cash flows, AFC's class would bear losses first. Holders of the CDO debt securities have no recourse against AFC for the liabilities of the CDOs; accordingly, AFC's exposure to loss on these investments is limited to its investment. AFC's investments in the CDOs are carried at estimated market value of $13.7 million at December 31, 2002 and are included in fixed maturities in AFC's balance sheet.

PROPOSED ACCOUNTING STANDARD GAFRI's variable annuity contracts contain a guaranteed minimum death benefit ("GMDB") (which may exceed the value of the policyholder's account) to be paid if the annuityholder dies before the annuity payout period commences. At December 31, 2002, the aggregate GMDB values (assuming every policyholder died on that date) exceeded the market value of the underlying variable annuities by $233 million. Industry practice varies, but GAFRI does not establish GAAP reserves for this mortality risk. If a proposed accounting standard becomes effective, GAFRI would be required to record a liability for the present value of expected GMDB payments. Initial recognition of a GAAP liability (estimated to be less than 4% of the difference between the underlying market value of the variable annuities and GMDB value) would be accounted for as the cumulative effect of a change in accounting principles. Death benefits paid in excess of the variable annuity account balance were $1.1 million in 2002.

                         REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
AMERICAN FINANCIAL CORPORATION

We have audited the accompanying consolidated balance sheet of American Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Financial Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Notes A and E to the consolidated financial statements, in 2002, the Company implemented Statement of Financial Accounting Standards No. 142, which required a change in the method of accounting for goodwill.

                                        ERNST & YOUNG LLP

Cincinnati, Ohio
February 19, 2003

                 AMERICAN FINANCIAL CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)


                                                                          December 31,
                                                               ------------------------------------
                                                                    2002                   2001
                                                                    ----                   ----
ASSETS:
 Cash and short-term investments                               $   870,797            $   543,644
 Investments:
  Fixed maturities - at market
   (amortized cost - $11,549,710 and $10,593,205)               12,006,910             10,748,605
  Other stocks - at market
   (cost - $173,933 and $187,810)                                  299,133                313,710
  Policy loans                                                     214,852                211,288
  Real estate and other investments                                257,731                262,801
                                                               -----------            -----------
      Total investments                                         12,778,626             11,536,404
 Recoverables from reinsurers and prepaid
  reinsurance premiums                                           2,866,780              2,286,509
 Agents' balances and premiums receivable                          708,327                666,171
 Deferred acquisition costs                                        842,070                818,323
 Other receivables                                                 306,904                254,137
 Variable annuity assets (separate accounts)                       455,142                529,590
 Prepaid expenses, deferred charges and other assets               425,127                451,362
 Goodwill                                                          248,683                312,134
                                                               -----------            -----------

                                                               $19,502,456            $17,398,274
                                                               ===========            ===========

LIABILITIES AND CAPITAL:
 Unpaid losses and loss adjustment expenses                    $ 5,203,831            $ 4,777,580
 Unearned premiums                                               1,847,924              1,640,955
 Annuity benefits accumulated                                    6,453,881              5,832,120
 Life, accident and health reserves                                902,393                638,522
 Payable to reinsurers                                             508,718                296,462
 Payable to American Financial Group, Inc.                         310,010                356,689
 Long-term debt:
  Holding companies                                                267,512                228,252
  Subsidiaries                                                     296,771                270,752
 Variable annuity liabilities (separate accounts)                  455,142                529,590
 Accounts payable, accrued expenses and other
  liabilities                                                    1,032,079                888,684
                                                               -----------            -----------
      Total liabilities                                         17,278,261             15,459,606

 Minority interest                                                 494,472                460,737

 Shareholders' Equity:
  Preferred Stock - at liquidation value                            72,154                 72,154
  Common Stock, no par value
    - 20,000,000 shares authorized
    - 10,593,000 shares outstanding                                  9,625                  9,625
  Capital surplus                                                  987,539                984,125
  Retained earnings                                                343,705                255,127
  Unrealized gain on marketable securities, net                    316,700                156,900
                                                               -----------            -----------
      Total shareholders' equity                                 1,729,723              1,477,931
                                                               -----------            -----------

                                                               $19,502,456            $17,398,274
                                                               ===========            ===========



See notes to consolidated financial statements.

                 AMERICAN FINANCIAL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                                      Year ended December 31,
                                                      ---------------------------------------------------
                                                            2002                 2001               2000
                                                            ----                 ----               ----
INCOME:
  Property and casualty insurance premiums            $2,402,600           $2,593,938         $2,494,892
  Life, accident and health premiums                     305,647              280,122            230,441
  Investment income                                      867,618              859,484            837,361
  Realized gains (losses) on:
    Securities                                           (78,935)             (24,140)           (26,581)
    Subsidiaries                                         (10,769)                 170              4,032
    Other investments                                       -                    -                27,230
  Other income                                           258,560              219,891            252,735
                                                      ----------           ----------         ----------
                                                       3,744,721            3,929,465          3,820,110

COSTS AND EXPENSES:
  Property and casualty insurance:
    Losses and loss adjustment expenses                1,814,699            2,080,057          1,961,538
    Commissions and other underwriting expenses          614,225              741,396            735,241
  Annuity benefits                                       300,966              294,654            293,171
  Life, accident and health benefits                     245,271              213,022            175,174
  Annuity and life acquisition expenses                  114,507               79,297             62,259
  Interest charges on borrowed money                      47,459               60,556             67,310
  Other operating and general expenses                   412,338              390,102            405,158
                                                      ----------           ----------         ----------
                                                       3,549,465            3,859,084          3,699,851
                                                      ----------           ----------         ----------
Operating earnings before income taxes                   195,256               70,381            120,259
Provision for income taxes                                23,996               15,287             32,812
                                                      ----------           ----------         ----------

Net operating earnings                                   171,260               55,094             87,447

Minority interest expense, net of tax                    (27,560)             (25,954)           (18,051)
Equity in net losses of investees, net of tax             (8,990)             (16,550)           (92,449)
                                                      ----------           ----------         ----------
Earnings (loss) before cumulative effect of
  accounting changes                                     134,710               12,590            (23,053)
Cumulative effect of accounting changes                  (40,360)             (10,040)            (9,072)
                                                      ----------           ----------         ----------

NET EARNINGS (LOSS)                                   $   94,350           $    2,550        ($   32,125)
                                                      ==========           ==========         ==========






See notes to consolidated financial statements.

                 AMERICAN FINANCIAL CORPORATION AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                    Common Stock                       Unrealized
                                                    Preferred        And Capital       Retained       Gain (Loss)
                                                        Stock            Surplus       Earnings     on Securities           Total
                                                    ---------       ------------       --------     -------------      ----------

BALANCE AT DECEMBER 31, 1999                          $72,154           $970,407       $296,246     ($ 14,700)         $1,324,107


Net loss                                                 -                  -          ( 32,125)         -                (32,125)
Change in unrealized                                     -                  -              -          153,900             153,900
                                                                                                                       ----------
  Comprehensive income                                                                                                    121,775

Dividends on Preferred Stock                             -                  -            (5,772)         -                 (5,772)
Capital Contribution from parent                         -                12,267           -             -                 12,267
Other                                                    -                 1,739           -             -                  1,739
                                                      -------           --------       --------      --------          ----------

BALANCE AT DECEMBER 31, 2000                          $72,154           $984,413       $258,349      $139,200          $1,454,116
                                                      =======           ========       ========      ========          ==========


Net earnings                                          $  -              $   -          $  2,550      $   -             $    2,550
Change in unrealized                                     -                  -              -           17,700              17,700
                                                                                                                       ----------
  Comprehensive income                                                                                                     20,250

Dividends on Preferred Stock                             -                  -            (5,772)         -                 (5,772)
Capital Contribution from parent                         -                12,267           -             -                 12,267
Other                                                    -                (2,930)          -             -                 (2,930)
                                                      -------           --------       --------      --------          ----------

BALANCE AT DECEMBER 31, 2001                          $72,154           $993,750       $255,127      $156,900          $1,477,931
                                                      =======           ========       ========      ========          ==========


Net earnings                                          $  -              $   -          $ 94,350      $   -             $   94,350
Change in unrealized                                     -                  -              -          159,800             159,800
                                                                                                                       ----------
  Comprehensive income (loss)                                                                                             254,150

Dividends on Preferred Stock                             -                  -            (5,772)         -                 (5,772)
Capital Contribution from parent                         -                 6,133           -             -                  6,133
Other                                                    -                (2,719)          -             -                 (2,719)
                                                      -------           --------       --------      --------         -----------

BALANCE AT DECEMBER 31, 2002                          $72,154           $997,164       $343,705      $316,700          $1,729,723
                                                      =======           ========       ========      ========          ==========





See notes to consolidated financial statements.

                 AMERICAN FINANCIAL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                               Year ended December 31,
                                                              ---------------------------------------------------
                                                                    2002                2001                2000
                                                                    ----                ----                ----
OPERATING ACTIVITIES:
  Net earnings (loss)                                         $   94,350          $    2,550         ($   32,125)
  Adjustments:
    Cumulative effect of accounting changes                       40,360              10,040               9,072
    Equity in net losses of investees                              8,990              16,550              92,449
    Depreciation and amortization                                174,525             125,814              99,867
    Annuity benefits                                             300,966             294,654             293,171
    Realized (gains) losses on investing activities               58,202              (2,604)            (25,173)
    Deferred annuity and life policy acquisition
      costs                                                     (170,194)           (137,724)           (146,686)
    Decrease (increase) in reinsurance and
      other receivables                                         (669,790)           (299,802)             74,885
    Decrease (increase) in other assets                           29,545             (20,136)            (70,191)
    Increase in insurance claims and reserves                    703,244             546,522             189,587
    Increase in payable to reinsurers                            212,256             154,384              14,270
    Increase (decrease) in other liabilities                      45,567               8,193             (34,563)
    Increase (decrease) in minority interest                      16,603              18,491                (445)
    Other, net                                                    (4,820)             12,904               1,927
                                                              ----------          ----------          ----------
                                                                 839,804             729,836             466,045
                                                              ----------          ----------          ----------
INVESTING ACTIVITIES:
  Purchases of and additional investments in:
    Fixed maturity investments                                (6,199,022)         (3,827,768)         (1,635,578)
    Equity securities                                            (16,583)             (9,071)            (45,800)
    Subsidiary                                                   (48,447)               -                   -
    Real estate, property and equipment                          (53,639)            (90,111)            (88,371)
  Maturities and redemptions of fixed maturity
    investments                                                1,807,482             902,820             689,691
  Sales of:
    Fixed maturity investments                                 3,566,812           2,468,492             810,942
    Equity securities                                             23,669              15,814              84,147
    Investees and subsidiaries                                      -                 40,395              30,694
    Real estate, property and equipment                           22,417              71,002              30,150
  Cash and short-term investments of acquired
    (former) subsidiaries, net                                     4,684            (134,237)           (132,163)
  Decrease (increase) in other investments                        14,223              (7,827)              5,637
                                                              ----------          ----------          ----------
                                                                (878,404)           (570,491)           (250,651)
                                                              ----------          ----------          ----------
FINANCING ACTIVITIES:
  Fixed annuity receipts                                         874,470             616,628             496,742
  Annuity surrenders, benefits and withdrawals                  (549,919)           (622,474)           (731,856)
  Net transfers from (to) variable annuity assets                 20,807                (363)            (50,475)
  Additional long-term borrowings                                224,560             242,613             182,462
  Reductions of long-term debt                                  (159,926)           (143,840)           (141,577)
  Borrowings from AFG                                             14,300              17,077             174,500
  Payments to AFG                                                (62,100)           (100,500)           (108,413)
  Repurchases of trust preferred securities                         -                (75,000)             (1,427)
  Capital contributions                                            9,333              18,667              18,667
  Cash dividends paid                                             (5,772)             (5,772)             (5,772)
                                                              ----------          ----------          ----------
                                                                 365,753             (52,964)           (167,149)
                                                              ----------          ----------          ----------

NET INCREASE IN CASH AND SHORT-TERM INVESTMENTS                  327,153             106,381              48,245

Cash and short-term investments at beginning of
  period                                                         543,644             437,263             389,018
                                                              ----------          ----------          ----------

Cash and short-term investments at end of period              $  870,797          $  543,644          $  437,263
                                                              ==========          ==========          ==========



See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
                                 INDEX TO NOTES

A.  ACCOUNTING POLICIES                        I.  SHAREHOLDERS' EQUITY
B.  ACQUISITIONS AND SALES OF SUBSIDIARIES     J.  INCOME TAXES
    AND INVESTEES                              K.  EQUITY IN LOSSES OF INVESTEES
C.  SEGMENTS OF OPERATIONS                     L.  COMMITMENTS AND CONTINGENCIES
D.  INVESTMENTS                                M.  QUARTERLY OPERATING RESULTS
E.  GOODWILL AND OTHER INTANGIBLES             N.  INSURANCE
F.  PAYABLE TO AMERICAN FINANCIAL GROUP        O.  ADDITIONAL INFORMATION
G.  LONG-TERM DEBT                             P.  SUBSEQUENT EVENTS
H.  MINORITY INTEREST
================================================================================

A.   ACCOUNTING POLICIES

     BASIS OF PRESENTATION The consolidated financial statements include the accounts of American Financial Corporation ("AFC") and its subsidiaries. Certain reclassifications have been made to prior years to conform to the current year's presentation. All significant intercompany balances and transactions have been eliminated. All acquisitions have been treated as purchases. The results of operations of companies since their formation or acquisition are included in the consolidated financial statements.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

     INVESTMENTS All fixed maturity securities are considered "available for sale" and reported at fair value with unrealized gains and losses reported as a separate component of shareholders' equity. Short-term investments are carried at cost; loans receivable are carried primarily at the aggregate unpaid balance. Premiums and discounts on mortgage-backed securities are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. The most significant determinants of prepayments are the difference between interest rates on the underlying mortgages and current mortgage loan rates and the structure of the security. Other factors affecting prepayments include the size, type and age of underlying mortgages, the geographic location of the mortgaged properties and the credit worthiness of the borrowers. Variations from anticipated prepayments will affect the life and yield of these securities.

     Gains or losses on securities are determined on the specific identification basis. When a decline in the value of a specific investment is considered to be other than temporary, a provision for impairment is charged to earnings and the cost basis of that investment is reduced.

     Emerging Issues Task Force Issue No. 99-20 established a new standard for recognizing interest income and impairment on certain asset-backed investments. Interest income on these investments is recorded at a yield based on projected cash flows. The yield is adjusted prospectively to reflect actual cash flows and changes in projected amounts. Impairment losses on these investments must be recognized when (i) the fair value of the security is less than its cost basis and (ii) there has been an adverse change in the expected cash flows. The new standard became effective on April 1, 2001. Impairment losses at initial application of this rule were recognized as the cumulative effect of an accounting change. Subsequent impairments are recognized as a component of net realized gains and losses.

     INVESTMENT IN INVESTEE CORPORATIONS Investments in securities of 20%- to 50%-owned companies are generally carried at cost, adjusted for AFC's proportionate share of their undistributed earnings or losses.

     Due to Chiquita's announced intention to pursue a plan to restructure its public debt, AFC wrote down its investment in Chiquita common stock to market value at December 31, 2000. In 2001, AFC suspended accounting for the investment under the equity method due to the expected restructuring, and reclassified the investment to "Other stocks." In a 2002 reorganization of Chiquita, AFC's ownership was reduced to less than one-half of 1%.

     GOODWILL Goodwill represents the excess of cost of subsidiaries over AFC's equity in their underlying net assets. Through December 31, 2001, goodwill was being amortized over periods of 20 to 40 years. Effective January 1, 2002, AFC implemented Statement of Financial Accounting Standards ("SFAS") No. 142, under which goodwill is no longer amortized but is subject to an impairment test at least annually. As required under SFAS No. 142, AFC completed the transitional test for goodwill impairment (as of January 1, 2002) in the fourth quarter of 2002. The resulting write-down was reported by restating first quarter 2002 results for the cumulative effect of a change in accounting principle.

     INSURANCE As discussed under "Reinsurance" below, unpaid losses and loss adjustment expenses and unearned premiums have not been reduced for reinsurance recoverable.

          REINSURANCE Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. AFC's insurance subsidiaries report as assets (a) the estimated reinsurance recoverable on unpaid losses, including an estimate for losses incurred but not reported, and (b) amounts paid to reinsurers applicable to the unexpired terms of policies in force. Payable to reinsurers includes ceded premiums retained by AFC's insurance subsidiaries under contracts to fund ceded losses as they become due. AFC's insurance subsidiaries also assume reinsurance from other companies. Income on reinsurance assumed is recognized based on reports received from ceding companies.

          DEFERRED POLICY ACQUISITION COSTS ("DPAC") Policy acquisition costs (principally commissions, premium taxes and other marketing and underwriting expenses) related to the production of new business are deferred. For the property and casualty companies, DPAC is limited based upon recoverability without any consideration for anticipated investment income and is charged against income ratably over the terms of the related policies.

     DPAC related to annuities and universal life insurance products is deferred to the extent deemed recoverable and amortized, with interest, in relation to the present value of expected gross profits on the policies. To the extent that realized gains and losses result in adjustments to the amortization of DPAC related to annuities, such adjustments are reflected as components of realized gains. DPAC related to annuities is also adjusted, net of tax, for the change in amortization that would have been recorded if the unrealized gains (losses) from securities had actually been realized. This adjustment is included in "Unrealized gains (losses) on marketable securities, net" in the shareholders' equity section of the Balance Sheet.

     DPAC related to traditional life and health insurance is amortized over the expected premium paying period of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues.

          ANNUITY AND LIFE ACQUISITION EXPENSES Annuity and life acquisition expenses on the Statement of Operations consists primarily of amortization of DPAC related to the annuity and life, accident and health businesses. This line item also includes certain marketing and commission costs that are expensed as paid.

          UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims and (e) the current state of the law and coverage litigation. Establishing reserves for asbestos and environmental claims involves considerably more judgment than other types of claims due to, among other things, inconsistent court decisions, an increase in bankruptcy filings as a result of asbestos-related liabilities, novel theories of coverage, and judicial interpretations that often expand theories of recovery and broaden the scope of coverage.

     Loss reserve liabilities are subject to the impact of changes in claim amounts and frequency and other factors. Changes in estimates of the liabilities for losses and loss adjustment expenses are reflected in the Statement of Operations in the period in which determined. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and loss adjustment expenses are adequate.

          ANNUITY BENEFITS ACCUMULATED Annuity receipts and benefit payments are recorded as increases or decreases in "annuity benefits accumulated" rather than as revenue and expense. Increases in this liability for interest credited are charged to expense and decreases for surrender charges are credited to other income.

          LIFE, ACCIDENT AND HEALTH RESERVES Liabilities for future policy benefits under traditional life, accident and health policies are computed using the net level premium method. Computations are based on the original projections of investment yields, mortality, morbidity and surrenders and include provisions for unfavorable deviations. Reserves established for accident and health claims are modified as necessary to reflect actual experience and developing trends.

          VARIABLE ANNUITY ASSETS AND LIABILITIES Separate accounts related to variable annuities represent deposits invested in underlying investment funds on which Great American Financial Resources, Inc. ("GAFRI"), an 83%-owned subsidiary, earns a fee. Investment funds are selected and may be changed only by the policyholder, who retains all investment risk.

          PREMIUM RECOGNITION Property and casualty premiums are earned over the terms of the policies on a pro rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force. On reinsurance assumed from other insurance companies or written through various underwriting organizations, unearned premiums are based on reports received from such companies and organizations. For traditional life, accident and health products, premiums are recognized as revenue when legally collectible from policyholders. For interest-sensitive life and universal life products, premiums are recorded in a policyholder account which is reflected as a liability. Revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and contract expenses.

          POLICYHOLDER DIVIDENDS Dividends payable to policyholders are included in "Accounts payable, accrued expenses and other liabilities" and represent estimates of amounts payable on participating policies which share in favorable underwriting results. Estimates are accrued during the period in which premiums are earned. Changes in estimates are included in income in the period determined. Policyholder dividends do not become legal liabilities unless and until declared by the boards of directors of the insurance companies.

     MINORITY INTEREST For balance sheet purposes, minority interest represents
     (i) the interests of noncontrolling shareholders in AFC subsidiaries, including preferred securities issued by trust subsidiaries of GAFRI and
     (ii) American Financial Group, Inc.'s ("AFG") direct ownership interest in American Premier Underwriters, Inc. ("American Premier" or "APU") and American Financial Enterprises, Inc. For income statement purposes, minority interest expense represents those shareholders' interest in the earnings of AFC subsidiaries as well as accrued distributions on the trust preferred securities.

     INCOME TAXES AFC files consolidated federal income tax returns which include all 80%-owned U.S. subsidiaries, except for certain life insurance subsidiaries and their subsidiaries. Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. Deferred tax assets are recognized if it is more likely than not that a benefit will be realized.

     BENEFIT PLANS AFC provides retirement benefits to qualified employees of participating companies through the AFG Retirement and Savings Plan, a defined contribution plan. The Company makes all contributions to the retirement fund portion of the Plan and matches a percentage of employee contributions to the savings fund. Employees have been permitted to direct the investment of their contributions to independently managed investment funds, while Company contributions have been invested primarily in securities of AFG and affiliates. Employees may direct the investment of a portion of their vested retirement fund account balances (increasing from 12.5% in July 2002 to 100% in April 2004) from securities of AFG and its affiliates to independently managed investment funds. As of December 31, 2002, the Plan owned 12% of AFG's outstanding common stock. Company contributions are expensed in the year for which they are declared.

     AFC and many of its subsidiaries provide health care and life insurance benefits to eligible retirees. AFC also provides postemployment benefits to former or inactive employees (primarily those on disability) who were not deemed retired under other company plans. The projected future cost of providing these benefits is expensed over the period the employees earn such benefits.

     DERIVATIVES Effective October 1, 2000, AFC implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which established accounting and reporting standards for derivative instruments (including derivative instruments that are embedded in other contracts) and for hedging activities. Prior year financial statements were not restated. SFAS No. 133 generally requires that derivatives (both assets and liabilities) be recognized in the balance sheet at fair value with changes in fair value included in current earnings. The cumulative effect of implementing SFAS No. 133, which resulted from the initial recognition of AFC's derivatives at fair value, was a loss of $9.1 million (net of minority interest and taxes).

     Derivatives are included in AFC's Balance Sheet and consist primarily of investments in common stock warrants (valued at $13.8 million at December 31, 2002; included in other stocks), the equity-based component of certain annuity products (included in annuity benefits accumulated) and related call options (included in other investments) designed to be consistent with the characteristics of the liabilities and used to mitigate the risk embedded in those annuity products.

     STATEMENT OF CASH FLOWS For cash flow purposes, "investing activities" are defined as making and collecting loans and acquiring and disposing of debt or equity instruments and property and equipment. "Financing activities" include obtaining resources from owners and providing them with a return on their investments, borrowing money and repaying amounts borrowed. Annuity receipts, benefits and withdrawals are also reflected as financing activities. All other activities are considered "operating". Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

B. ACQUISITIONS AND SALES OF SUBSIDIARIES AND INVESTEES See Note P, "Subsequent Events" for information on the 2003 sales of Infinity and the direct-to-consumer auto business.

     NEW JERSEY PRIVATE PASSENGER AUTOMOBILE INSURANCE BUSINESS In September 2002, an AFC subsidiary entered into an agreement under which an unrelated insurer will assume the subsidiary's obligations to renew its private passenger automobile insurance business written in New Jersey. AFC recognized a $10.8 million pretax loss on the transaction. As of September 9, 2002, AFC no longer accepts any new private passenger automobile insurance in that state.

     MANHATTAN NATIONAL LIFE INSURANCE On June 28, 2002, GAFRI acquired Manhattan National Life Insurance Company ("MNL") from Conseco, Inc. for $48.5 million in cash. At December 31, 2002, MNL reinsured 90% of its in force business.

     SEVEN HILLS INSURANCE COMPANY In July 2001, AFC sold Seven Hills Insurance Company for $18.4 million, realizing a pretax gain of $7.1 million. AFC retained all liability for Seven Hills' business related to the period AFC owned the company.

     JAPANESE DIVISION In December 2000, AFC agreed to sell its Japanese property and casualty division to Mitsui Marine & Fire Insurance Company of America for $22 million in cash and recorded an estimated $10.7 million pretax loss. Upon completion of the sale in March 2001, AFC realized an additional pretax loss of $6.9 million (including post closing adjustments) and deferred a gain of approximately $21 million on ceded insurance; the deferred gain is being recognized over the estimated settlement period (weighted average of 4 years) of the ceded claims. At the same time, a reinsurance agreement under which Great American Insurance ceded a portion of its pool of insurance to Mitsui was terminated. The Japanese division generated net written premiums of approximately $60 million per year to Great American while Great American ceded approximately $45 million per year to Mitsui.

     STONEWALL INSURANCE COMPANY In September 2000, AFC sold Stonewall Insurance Company for $31.2 million (net of post closing adjustments), realizing a pretax loss of $10.3 million. Stonewall was a non-operating property and casualty subsidiary with approximately $320 million in assets, engaged primarily in the run-off of approximately $170 million in asbestos and environmental liabilities associated with policies written through 1991.

     COMMERCIAL LINES DIVISION In 1998, AFC sold its Commercial lines division to Ohio Casualty Corporation for $300 million cash plus warrants to purchase shares of Ohio Casualty common stock. AFC received an additional $25 million (included in gains on sales of subsidiaries) in August 2000 under a provision in the sale agreement related to the retention and growth of the insurance businesses sold.

     START-UP MANUFACTURING BUSINESSES Since 1998, AFC subsidiaries have made loans to two start-up manufacturing businesses which were previously owned by unrelated third-parties. During 2000, the former owners chose to forfeit their equity interests to AFC rather than invest additional capital. Total loans extended to these businesses prior to forfeiture amounted to $49.7 million and the accumulated losses of the two businesses were approximately $29.7 million.

     During the fourth quarter of 2000, AFC sold the equity interests to a group of employees for nominal cash consideration plus warrants to repurchase a significant ownership interest. Due to the absence of significant financial investment by the buyers relative to the amount of loans ($61.5 million at December 31, 2000) owed to AFC subsidiaries, the sale was not recognized as a divestiture for accounting purposes and AFC continued accounting for their operations under the equity method as investees. In December 2002, one of the businesses sold substantially all of its assets for $29.5 million, which proceeds and approximately $675,000 in receivables and other assets were transferred to AFC. The amount transferred approximated AFC's carrying value of loans to this business. At December 31, 2001, $41.6 million in assets of this business were included in other assets and $9.8 million in liabilities of this business (after consolidation and elimination of loans from AFC subsidiaries) were included in other liabilities in AFC's consolidated balance sheet.

     Assets of the remaining start-up business ($15.3 million at December 31, 2002, and $15.5 million at December 31, 2001) are included in other assets; liabilities of the business ($2.0 million at December 31, 2002 and 2001, after consolidation and elimination of loans from AFC subsidiaries) are included in other liabilities.

     AFC's equity in the losses of these two companies during 2002, 2001 and the fourth quarter of 2000 was $9.0 million, $16.6 million and $4.1 million, respectively, and is included in investee losses in the Statement of Operations.

C. SEGMENTS OF OPERATIONS AFC's property and casualty group has been engaged primarily in specialty commercial insurance and private passenger automobile insurance business. The Specialty group includes a highly diversified group of specialty business units. Some of the more significant areas are inland and ocean marine, California workers' compensation, agricultural-related coverages, executive and professional liability, fidelity and surety bonds, collateral protection, and umbrella and excess coverages. In 2003, AFC sold a substantial portion of its Personal segment; see Note P - "Subsequent Events." The Personal group wrote nonstandard and preferred/standard private passenger auto and other personal insurance coverage. AFC's annuity, life and health business markets primarily retirement products as well as life and supplemental health insurance. AFC's businesses operate throughout the United States. In 2002, 2001, and 2000, AFC derived less than 2% of its revenues from the sale of life and supplemental health products in Puerto Rico and less than 1% of its revenues from the sale of property and casualty insurance in Mexico, Canada, Puerto Rico, Europe and Asia.

     The following tables (in thousands) show AFC's assets, revenues and operating profit (loss) by significant business segment. Operating profit
     (loss) represents total revenues less operating expenses.

                                                                 2002                2001                 2000
                                                                 ----                ----                 ----
     ASSETS
     Property and casualty insurance (a)                  $ 9,960,769         $ 8,796,909          $ 8,200,683
     Annuities and life                                     9,349,280           8,370,904            7,934,851
     Other                                                    192,407             230,461              247,942
                                                          -----------         -----------          -----------
                                                           19,502,456          17,398,274           16,383,476
     Investment in investees                                   -                   -                    23,996
                                                          -----------         -----------          -----------
                                                          $19,502,456         $17,398,274          $16,407,472
                                                          ===========         ===========          ===========
     REVENUES (b)
       Property and casualty insurance:
       Premiums earned:
         Specialty                                        $ 1,497,088         $ 1,409,497          $ 1,223,435
         Personal                                             905,246           1,182,651            1,270,328
         Other lines (c)                                          266               1,790                1,129
                                                          -----------         -----------          -----------
                                                            2,402,600           2,593,938            2,494,892
       Investment and other income                            410,947             458,410              450,537
                                                          -----------         -----------          -----------
                                                            2,813,547           3,052,348            2,945,429
     Annuities and life (d)                                   897,365             855,733              823,586
     Other                                                     33,809              21,384               51,095
                                                          -----------         -----------          -----------
                                                          $ 3,744,721         $ 3,929,465          $ 3,820,110
                                                          ===========         ===========          ===========
     OPERATING PROFIT (LOSS)
     Property and casualty insurance:
       Underwriting:
         Specialty                                        $    24,544        ($    23,274)        ($    94,857)
         Personal                                               1,339             (93,254)            (108,372)
         Other lines (c)(e)                                   (52,207)           (110,987)               1,342
                                                          -----------         -----------          -----------
                                                              (26,324)           (227,515)            (201,887)
       Investment and other income                            211,424             296,725              289,549
                                                          -----------         -----------          -----------
                                                              185,100              69,210               87,662
     Annuities and life                                        61,553             100,864               96,211
     Other (f)                                                (51,397)            (99,693)             (63,614)
                                                          -----------         -----------          -----------
                                                          $   195,256         $    70,381          $   120,259
                                                          ===========         ===========          ===========


     (a)  Not allocable to segments.
     (b) Revenues include sales of products and services as well as other income earned by the respective segments.
     (c) Represents development of lines in "run-off"; AFC has ceased underwriting new business in these operations.
     (d)  Represents primarily investment income.
     (e) Includes a special charge of $100 million in 2001 related to asbestos and other environmental matters ("A&E").
     (f)  Includes holding company expenses.

D. INVESTMENTS Fixed maturities and other stocks at December 31 consisted of the following (in millions):


                                                           2002                                            2001
                                      -------------------------------------------      -------------------------------------------
                                      Amortized      Market     Gross  Unrealized      Amortized     Market      Gross  Unrealized
                                                                -----------------                                -----------------
                                           Cost       Value      Gains     Losses          Cost       Value      Gains      Losses
                                      ---------       -----      -----     ------      ---------      -----      -----      ------

      Fixed maturities:
        United States Government
         and government agencies
         and authorities              $ 1,353.6   $ 1,402.0     $ 49.5    ($  1.1)    $ 1,000.1   $ 1,017.8     $ 21.7    ($  4.0)
        States, municipalities and
         political subdivisions           584.4       615.2       36.4       (5.6)        405.6       414.9       16.2       (6.9)
        Foreign government                163.3       169.9        6.6         -          105.5       108.8        3.5        (.2)
        Public utilities                1,038.9     1,058.3       43.4      (24.0)        772.0       778.8       14.4       (7.6)
        Mortgage-backed securities      3,106.6     3,232.1      134.6       (9.1)      2,632.9     2,702.5       89.5      (19.9)
        All other corporate             5,241.8     5,462.7      312.0      (91.1)      5,616.6     5,673.5      160.2     (103.3)
        Redeemable preferred stocks        61.1        66.7        7.8       (2.2)         60.5        52.3         .8       (9.0)
                                      ---------   ---------     ------     ------     ---------   ---------     ------     ------


                                      $11,549.7   $12,006.9     $590.3    ($133.1)    $10,593.2   $10,748.6     $306.3    ($150.9)
                                      =========   =========     ======     ======     =========   =========     ======     ======


      Other stocks                    $   173.9   $   299.1     $129.9    ($  4.7)    $   187.8   $   313.7     $135.7    ($  9.8)
                                      =========   =========     ======     ======     =========   =========     ======     ======


     The table below sets forth the scheduled maturities of fixed maturities based on market value as of December 31, 2002. Asset-backed securities and other securities with sinking funds are reported at average maturity. Data based on amortized cost is generally the same. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers. Mortgage-backed securities had an average life of approximately five years at December 31, 2002.

                       Maturity
                    --------------------------
                    One year or less                               6%
                    After one year through five years             23
                    After five years through ten years            33
                    After ten years                               11
                                                                 ---
                                                                  73

                    Mortgage-backed securities                    27
                                                                 ---
                                                                 100%
                                                                 ===

     Certain risks are inherent in connection with fixed maturity securities, including loss upon default, price volatility in reaction to changes in interest rates, and general market factors and risks associated with reinvestment of proceeds due to prepayments or redemptions in a period of declining interest rates.

     The only investment which exceeds 10% of Shareholders' Equity is an equity investment in Provident Financial Group, Inc., having a market value of $189 million and $191 million at December 31, 2002 and 2001, respectively.

     Realized gains (losses) and changes in unrealized appreciation (depreciation) on fixed maturity and equity security investments are summarized as follows (in thousands):


                                        Fixed             Equity               Tax
                                   Maturities         Securities           Effects          Total
                                   ----------         ----------         ---------       --------

         2002
         ----
         Realized                   ($ 61,081)          ($17,854)         $ 27,582      ($ 51,353)
         Change in Unrealized         301,800               (700)         (103,800)       197,300

         2001
         ----
         Realized                     (15,315)            (8,825)            8,451        (15,689)
         Change in Unrealized         139,000            (84,500)          (19,200)        35,300

         2000
         ----
         Realized                     (24,186)            (2,395)            9,303        (17,278)
         Change in Unrealized         255,200             29,900           (98,200)       186,900


     Gross gains and losses on fixed maturity investment transactions included in the Statement of Cash Flows consisted of the following (in millions):

                                        2002         2001        2000
                                        ----         ----        ----

                  Gross Gains         $155.4       $108.9       $15.9
                  Gross Losses       ($216.5)     ($124.2)     ($40.1)

E. GOODWILL AND OTHER INTANGIBLES Effective January 1, 2002, goodwill is no longer amortized but is subject to annual impairment testing under a two step process. Under the first step, an entity's net assets are classified by reporting units and compared to their fair value. Fair value was estimated based primarily on the present value of expected future cash flows. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. In the second quarter of 2002, AFC completed the first step of its transitional impairment test and identified potential impairment of goodwill in its annuities and life insurance segment and the personal lines segment of its property and casualty insurance business. The second step of the impairment test, measuring the amount of impairment loss, was completed in the fourth quarter with a resulting $40.4 million impairment charge reported by restating first quarter 2002 results for the cumulative effect of a change in accounting principle. The impairment charge for the annuities and life insurance segment was related to a decrease in estimated future earnings based upon lower forecasted new business sales over the next few years. The impairment charge for the personal lines segment related primarily to planned future reductions in new business volume written through the direct channel.

     If the goodwill amortization of $13.8 million and $16.5 million in the years 2001 and 2000, respectively, had not been expensed, net earnings
     (loss) for the periods would have been earnings of $16.3 million and a loss of $15.6 million.

     Changes in the carrying value of goodwill during 2002, by reporting segment, are presented in the following table (in thousands):


                                              Property and Casualty
                                         --------------------------      Annuities
                                         Specialty         Personal       and Life        Total
                                         ---------         --------      ---------     --------
     Balance December 31, 2001            $154,339         $117,391        $40,404     $312,134
     Goodwill from acquisitions               -                 -            1,461        1,461
     Transitional impairment charge           -             (39,600)       (21,184)     (60,784)
     Other                                  (4,128)            -              -          (4,128)
                                          --------         --------        -------     --------
     Balance December 31, 2002            $150,211         $ 77,791        $20,681     $248,683
                                          ========         ========        =======     ========



     Included in deferred acquisition costs in AFC's Balance Sheet are $66.8 million and $71.2 million at December 31, 2002 and 2001, respectively, representing the present value of future profits ("PVFP") related to acquisitions by AFC's annuity and life business. The PVFP amounts are net of $57.3 million and $45.5 million of accumulated amortization. Amortization of the PVFP was $11.8 million in 2002, $9.2 million in 2001 and $10.7 million in 2000. During each of the next five years, the PVFP is expected to decrease at a rate of approximately 13% of the balance at the beginning of each respective year.

F. PAYABLE TO AMERICAN FINANCIAL GROUP AFC has a reciprocal Master Credit Agreement with various AFG holding companies under which these companies make funds available to each other for general corporate purposes. Amounts borrowed under the agreement bear interest at 1% over LIBOR.

G. LONG-TERM DEBT Long-term debt consisted of the following at December 31, (in thousands):

                                                           2002          2001
                                                           ----          ----
     HOLDING COMPANIES:
       AFC notes payable under bank line                 $248,000      $203,000
       American Premier Underwriters, Inc. ("APU")
         10-7/8% Subordinated Notes due May 2011,
         including premium of $777 and $836
         (imputed rate - 9.6%)                             11,498        11,557
       Other                                                8,014        13,695
                                                         --------      --------

                                                         $267,512      $228,252
                                                         ========      ========
     SUBSIDIARIES:
       GAFRI 6-7/8% Senior Notes due June 2008           $100,000      $100,000
       GAFRI notes payable under bank line                148,600       121,100
       Notes payable secured by real estate                35,610        36,253
       Other                                               12,561        13,399
                                                         --------      --------

                                                         $296,771      $270,752
                                                         ========      ========


     At December 31, 2002, sinking fund and other scheduled principal payments on debt for the subsequent five years were as follows (in millions):

                        Holding
                      Companies     Subsidiaries        Total
                      ---------     ------------        -----
           2003          $ 78.0           $  2.1       $ 80.1
           2004              -             150.8        150.8
           2005           170.0             11.3        181.3
           2006              -              19.6         19.6
           2007             5.1               .2          5.3

     In November 2002, AFC replaced its $300 million bank credit line with a new bank credit agreement. Currently, AFC may borrow up to $280 million under the new agreement; the line may be expanded to $300 million through the end of 2003. The new line consists of two facilities: a 364-day revolving facility, extendable annually, for one-third of the total line and a three-year revolving facility for the remaining two-thirds. Amounts borrowed bear interest at rates ranging from 1.25% to 2.25% over LIBOR based on AFG's credit rating. In addition, GAFRI has an unsecured credit agreement under which it can borrow up to $155 million at floating rates based on prime or Eurodollar rates through December 2004.

     Cash interest payments of $32 million, $50 million and $58 million were made on long-term debt in 2002, 2001 and 2000, respectively. Interest expense in the Statement of Operations includes interest credited on funds held by AFC's insurance subsidiaries under reinsurance contracts and other similar agreements as follows: 2002 - $11.7 million; 2001 - $7.1 million; and 2000 - $9.5 million.

H. MINORITY INTEREST Minority interest in AFC's balance sheet is comprised of the following (in thousands):

                                                             2002        2001
                                                             ----        ----
          Interest of AFG (parent) and noncontrolling
            shareholders in subsidiaries' common stock $351,559 $317,824 Preferred securities issued by
            subsidiary trusts                             142,913     142,913
                                                         --------    --------

                                                         $494,472    $460,737
                                                         ========    ========

     SUBSIDIARY PREFERRED SECURITIES Wholly-owned subsidiary trusts of GAFRI have issued preferred securities and, in turn, purchased a like amount of subordinated debt which provides interest and principal payments to fund the respective trusts' obligations. The preferred securities must be redeemed upon maturity or redemption of the subordinated debt. GAFRI effectively provides unconditional guarantees of its trusts' obligations.

     The preferred securities consisted of the following (in thousands):


          Date of                                                                   Optional
          Issuance            Issue (Maturity Date)            2002         2001    Redemption Dates
          -------------       ------------------------         ----         ----    ----------------
          November 1996       GAFRI 9-1/4% TOPrS (2026)       $72,913     $72,913    Currently redeemable
          March 1997          GAFRI 8-7/8% Pfd   (2027)        70,000      70,000    On or after 3/1/2007


     MINORITY INTEREST EXPENSE Minority interest expense is comprised of (in thousands):

                                                                      2002             2001         2000
                                                                      ----             ----         ----
          Interest of AFG (parent) and noncontrolling
            shareholders in earnings of subsidiaries               $19,136          $14,879      $ 6,092
          Accrued distributions by subsidiaries
            on preferred securities, net of tax                      8,424           11,075       11,959
                                                                   -------          -------      -------

                                                                   $27,560          $25,954      $18,051
                                                                   =======          =======      =======


I. SHAREHOLDERS' EQUITY At December 31, 2002, and 2001, American Financial Group beneficially owned all of the outstanding shares of AFC's Common Stock.

     PREFERRED STOCK Under provisions of both the Nonvoting (4.0 million shares authorized) and Voting (4.0 million shares authorized) Cumulative Preferred Stock, the Board of Directors may divide the authorized stock into series and set specific terms and conditions of each series. At December 31, 2002 and 2001, the outstanding voting shares of AFC's Preferred Stock consisted of the following:

          SERIES J, no par value; $25.00 liquidating value per share; annual dividends per share $2.00; redeemable at AFC's option at $25.75 per share beginning December 2005 declining to $25.00 at December 2007 and thereafter; 2,886,161 shares (stated value $72.2 million) outstanding at December 31, 2002 and 2001.

     UNREALIZED GAIN (LOSS) ON MARKETABLE SECURITIES, NET The change in unrealized gain (loss) on marketable securities included the following (in millions):


                                                                      Tax       Minority
                                                    Pretax        Effects       Interest            Net
                                                    ------        -------       --------           -----

                        2002
     ----------------------------------------
     Unrealized holding gains on
       securities arising during the period         $195.2         ($66.4)        ($15.5)         $113.3
     Realized losses included in net income           78.9          (27.7)          (4.7)           46.5
                                                    ------          -----          -----          ------
     Change in unrealized gain on marketable
       securities, net                              $274.1         ($94.1)        ($20.2)         $159.8
                                                    ======          =====          =====          ======

                        2001
     ----------------------------------------
     Unrealized holding gains (losses) on
       securities arising during the period         $  0.8         ($ 0.3)        ($ 5.0)        ($  4.5)
     Adoption of EITF 99-20                           16.9           (6.0)          (0.9)           10.0
     Realized losses included in net income and
       unrealized gains of subsidiary sold            23.6           (8.3)          (3.1)           12.2
                                                    ------          -----          -----          ------
     Change in unrealized gain on marketable
       securities, net                              $ 41.3         ($14.6)        ($ 9.0)         $ 17.7
                                                    ======          =====          =====          ======

                        2000
     ----------------------------------------
     Unrealized holding gains on
       securities arising during the period         $221.1         ($75.8)        ($18.8)         $126.5
     Adoption of SFAS No. 133                         15.0           (5.3)           -               9.7
     Realized gains included in net income and
       unrealized losses of subsidiary sold           31.3          (10.9)          (2.7)           17.7
                                                    ------          -----          -----          ------
     Change in unrealized gain on marketable
       securities, net                              $267.4         ($92.0)        ($21.5)         $153.9
                                                    ======          =====          =====          ======



J. INCOME TAXES The following is a reconciliation of income taxes at the statutory rate of 35% and income taxes as shown in the Statement of Operations (in thousands):

                                                                   2002               2001               2000
                                                                   ----               ----               ----
        Earnings (loss) before income taxes:
          Operating                                            $195,256            $70,381           $120,259
          Minority interest expense                             (32,096)           (31,917)           (24,491)
          Equity in net losses of investees                     (13,830)           (25,462)          (142,230)
          Accounting changes                                    (57,716)           (15,948)           (13,882)
                                                               --------            -------           --------

        Total                                                  $ 91,614           ($ 2,946)         ($ 60,344)
                                                               ========            =======           ========

        Income taxes at statutory rate                         $ 32,065           ($ 1,031)         ($ 21,120)
        Effect of:
          Adjustment to prior year taxes                        (33,192)            (6,317)              -
          Minority interest                                       5,602              4,881              2,177
          Effect of foreign operations                           (4,212)            (3,421)               951
          Amortization and writeoff of intangibles                3,711              4,568              5,537
          Losses utilized                                        (3,300)            (1,245)            (7,000)
          Dividends received deduction                           (2,313)            (2,317)            (2,378)
          Tax exempt interest                                    (1,367)            (1,233)            (1,571)
          Nondeductible meals, etc.                                 992              1,381              1,300
          State income taxes                                        153                781                298
          Tax credits                                              -                (1,243)            (5,757)
          Other                                                    (875)              (300)              (656)
                                                               --------            -------            -------
        Total Provision (Credit)                                 (2,736)            (5,496)           (28,219)

        Amounts applicable to:
          Minority interest expense                               4,536              5,963              6,440
          Equity in net losses of investees                       4,840              8,912             49,781
          Accounting changes                                     17,356              5,908              4,810
                                                               --------            -------           --------
        Provision for income taxes as shown
          on the Statement of Operations                       $ 23,996            $15,287           $ 32,812
                                                               ========            =======           ========


     Total earnings before income taxes include income subject to tax in foreign jurisdictions of $17.8 million in 2002, $8.3 million in 2001 and $10.6 million in 2000.

     The total income tax provision (credit) consists of (in thousands):

                                                                        2002                 2001                2000
                                                                        ----                 ----                ----

             Current taxes:
               Federal                                               $17,535              $44,715             $10,324
               Foreign                                                 2,293                 -                  1,106
               State                                                     236                1,201                 459
             Deferred taxes:
               Federal                                               (24,492)             (50,679)            (39,588)
               Foreign                                                 1,692                 (733)               (520)
                                                                     -------              -------             -------

                                                                    ($ 2,736)            ($ 5,496)           ($28,219)
                                                                     =======              =======             =======


     For income tax purposes, certain members of the AFC consolidated tax group had the following carryforwards available at December 31, 2002 (in millions):

                                                                       Expiring            Amount
                                                                       --------            ------
                                  {                                   2003 - 2007             $11
             Operating Loss       {                                   2008 - 2017               -
                                  {                                   2018 - 2020              89
             Other - Tax Credits                                                               11


     Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. The significant components of deferred tax assets and liabilities included in the Balance Sheet at December 31, were as follows (in millions):

                                                                              2002              2001
                                                                              ----              ----
           Deferred tax assets:
             Net operating loss carryforwards                               $ 35.4            $ 68.3
             Insurance claims and reserves                                   278.6             268.2
             Other, net                                                      108.8              96.4
                                                                            ------            ------
                                                                             422.8             432.9
             Valuation allowance for deferred
               tax assets                                                    (34.9)            (40.9)
                                                                            ------            ------
                                                                             387.9             392.0
           Deferred tax liabilities:
             Deferred acquisition costs                                     (242.6)           (231.5)
             Investment securities                                          (188.3)           (109.0)
                                                                            ------            ------
                                                                            (430.9)           (340.5)
                                                                            ------            ------

           Net deferred tax asset (liability)                              ($ 43.0)           $ 51.5
                                                                            ======            ======


     The gross deferred tax asset has been reduced by a valuation allowance based on an analysis of the likelihood of realization. Factors considered in assessing the need for a valuation allowance include: (i) recent tax returns, which show neither a history of large amounts of taxable income nor cumulative losses in recent years, (ii) opportunities to generate taxable income from sales of appreciated assets, and (iii) the likelihood of generating larger amounts of taxable income in the future. The likelihood of realizing this asset will be reviewed periodically; any adjustments required to the valuation allowance will be made in the period in which the developments on which they are based become known.

     Cash payments for income taxes, net of refunds, were $30.0 million, $10.0 million and $24.4 million for 2002, 2001 and 2000, respectively.

K. EQUITY IN LOSSES OF INVESTEES In addition to the start-up manufacturing operations discussed in Note B, and prior to Chiquita's March 2002 restructuring, AFC owned 24 million shares (31% as of December 31, 2001) of Chiquita common stock. Chiquita is a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods.

     In January 2001, Chiquita announced a restructuring initiative that included discontinuing all interest and principal payments on its public debt. Due to the expected restructuring, AFC recorded a fourth quarter 2000 pretax charge of $95.7 million to write down its investment in Chiquita to quoted market value at December 31, 2000. In 2001, AFC suspended accounting for the investment under the equity method and reclassified the investment to "Other stocks". In the third quarter of 2001, AFC wrote down its investment in Chiquita by an additional $8 million (to $.67 per share). In March 2002, the court approved Chiquita's plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. Under the plan, over $700 million in principal and accrued interest related to Chiquita's public debt was converted into common equity. As a result of the restructuring, AFC received approximately 171,000 "new" shares (less than one-half of 1%) in the reorganized company plus warrants expiring in 2009 to purchase an additional 2.9 million shares at $19.23 per share. All of the shares and approximately 4% of the warrants have been sold.

     For the year ended December 31, 2000, Chiquita reported net sales of $2.25 billion, operating income of $27 million, a net loss of $95 million, and a net loss attributable to common shares of $112 million.

L. COMMITMENTS AND CONTINGENCIES Loss accruals (included in other liabilities) have been recorded for various environmental and occupational injury and disease claims and other contingencies arising out of the railroad operations disposed of by American Premier's predecessor, Penn Central Transportation Company ("PCTC"), prior to its bankruptcy reorganization in 1978 and certain manufacturing operations disposed of by American Premier.

     At December 31, 2002, American Premier had liabilities for environmental and personal injury claims aggregating $66.4 million. The environmental claims consist of a number of proceedings and claims seeking to impose responsibility for hazardous waste remediation costs related to certain sites formerly owned or operated by the railroad and manufacturing operations. Remediation costs are difficult to estimate for a number of reasons, including the number and financial resources of other potentially responsible parties, the range of costs for remediation alternatives, changing technology and the time period over which these matters develop. The personal injury claims include pending and expected claims, primarily by former employees of PCTC, for injury or disease allegedly caused by exposure to excessive noise, asbestos or other substances in the workplace. In December 2001, American Premier recorded a $12.1 million charge to increase its environmental reserves due to an increase in expected ultimate claim costs. At December 31, 2002, American Premier had $46.4 million of offsetting recovery assets (included in other assets) for such environmental and personal injury claims based upon estimates of probable recoveries from insurance carriers.

     AFC has accrued approximately $7 million at December 31, 2002, for environmental costs and certain other matters associated with the sales of former operations.

     AFC's insurance subsidiaries continue to receive claims related to environmental exposures, asbestos and other mass tort claims. Establishing reserves for these claims is subject to uncertainties that are significantly greater than those presented by other types of claims. The liability for asbestos and environmental reserves at December 31, 2002 and 2001, respectively, was $572 million and $548 million; related recoverables from reinsurers (net of allowances for doubtful accounts) at those dates were $105 million and $101 million, respectively.

     While management believes AFC has recorded adequate reserves for the items discussed in this note, the outcome is uncertain and could result in liabilities exceeding amounts AFC has currently recorded. Additional amounts could have a material adverse effect on AFC's future results of operations and financial condition.

M. QUARTERLY OPERATING RESULTS (UNAUDITED) The operations of certain of AFC's business segments are seasonal in nature. While insurance premiums are recognized on a relatively level basis, claim losses related to adverse weather (snow, hail, hurricanes, tornadoes, etc.) may be seasonal. Quarterly results necessarily rely heavily on estimates. These estimates and certain other factors, such as the nature of investees' operations and discretionary sales of assets, cause the quarterly results not to be necessarily indicative of results for longer periods of time.

     The following are quarterly results of consolidated operations for the two years ended December 31, 2002 (in millions, except per share amounts).

                                                               1st          2nd           3rd          4th         Total
                                                           Quarter      Quarter       Quarter      Quarter          Year
                                                           -------      -------       -------      -------      --------
                        2002
     ---------------------------------------------
     Revenues                                               $925.6       $920.1        $935.4       $963.6      $3,744.7
     Earnings before accounting change                        46.1         16.4          24.1         48.2         134.8
     Cumulative effect of accounting change                  (40.4)         -             -            -           (40.4)
     Net earnings                                              5.7         16.4          24.1         48.2          94.4


                        2001
     ---------------------------------------------
     Revenues                                               $973.5       $995.0      $1,016.4       $944.6      $3,929.5
     Earnings (loss) before accounting change                 17.0         12.6         (51.9)        34.9          12.6
     Cumulative effect of accounting change                    -          (10.0)          -            -           (10.0)
     Net earnings (loss)                                      17.0          2.6         (51.9)        34.9           2.6


     Results for 2002 include a $16 million tax benefit in the first quarter and a $15 million tax benefit in the fourth quarter resulting from the reduction of previously accrued amounts due to the resolution of certain tax matters. Fourth quarter 2002 results also include a $30 million charge related to the settlement of asbestos-related litigation.

     The results for 2001 include goodwill amortization of approximately $3.4 million per quarter.

     The 2001 third quarter results include a $100 million pretax charge to strengthen asbestos and environmental insurance reserves and pretax losses of $25 million resulting from the World Trade Center terrorist attack.

     AFC has realized gains (losses) on sales of subsidiaries in recent years (see Note B). Realized gains (losses) on securities, affiliates and other investments amounted to (in millions):

                                                 1st              2nd             3rd              4th             Total
                                             Quarter          Quarter         Quarter          Quarter              Year
                                             -------          -------         -------          -------            ------
           2002                               ($17.8)          ($47.5)         ($33.9)            $9.5            ($89.7)
           2001                                 (8.5)           (26.4)            7.0              3.9             (24.0)



N. INSURANCE Securities owned by insurance subsidiaries having a carrying value of just over $1 billion at December 31, 2002, were on deposit as required by regulatory authorities.

     INSURANCE RESERVES The liability for losses and loss adjustment expenses for certain long-term scheduled payments under workers' compensation, auto liability and other liability insurance has been discounted at about 8%, an approximation of long-term investment yields. As a result, the total liability for losses and loss adjustment expenses at December 31, 2002, has been reduced by $25 million.

     The following table provides an analysis of changes in the liability for losses and loss adjustment expenses, net of reinsurance (and grossed up), over the past three years on a GAAP basis (in millions). Adverse development recorded in 2002 and 2001 in prior year reserves related primarily to charges for asbestos and certain Specialty lines in run-off.

                                                                     2002              2001              2000
                                                                     ----              ----              ----

        Balance at beginning of period                             $3,253            $3,192            $3,224

        Provision for losses and LAE occurring
          in the current year                                       1,664             1,950             2,056
        Net increase (decrease) in provision for
          claims of prior years                                       171               163               (60)
                                                                   ------            ------            ------
             Total losses and LAE incurred (*)                      1,835             2,113             1,996
        Payments for losses and LAE of:
          Current year                                               (594)             (831)             (905)
          Prior years                                              (1,094)           (1,036)             (936)
                                                                   ------            ------            ------
             Total payments                                        (1,688)           (1,867)           (1,841)

        Reserves of businesses sold                                  -                 (120)             (187)
        Reclass to unearned premiums                                 -                  (65)             -
                                                                   ------            ------            ------

        Balance at end of period                                   $3,400            $3,253            $3,192
                                                                   ======            ======            ======

        Add back reinsurance recoverables, net
          of allowance                                              1,804             1,525             1,324
                                                                   ------            ------            ------

        Gross unpaid losses and LAE included
          in the Balance Sheet                                     $5,204            $4,778            $4,516
                                                                   ======            ======            ======


     (*) Before amortization of deferred gains on retroactive reinsurance of $20 million in 2002, $33 million in 2001 and $34 million in 2000.


     NET INVESTMENT INCOME The following table shows (in millions) investment income earned and investment expenses incurred by AFC's insurance companies.

                                                               2002            2001             2000
                                                               ----            ----             ----
     Insurance group investment income:
       Fixed maturities                                      $850.9          $841.0           $815.5
       Equity securities                                        9.6             8.1             10.4
       Other                                                     .6             1.1              4.3
                                                             ------          ------           ------
                                                              861.1           850.2            830.2
     Insurance group investment expenses (*)                  (40.4)          (36.8)           (41.4)
                                                             ------          ------           ------

                                                             $820.7          $813.4           $788.8
                                                             ======          ======           ======


     (*) Included primarily in "Other operating and general expenses" in the Statement of Operations.

     STATUTORY INFORMATION AFC's insurance subsidiaries are required to file financial statements with state insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Net earnings and policyholders' surplus on a statutory basis for the insurance subsidiaries were as follows (in millions):

                                                                                                            Policyholders'
                                                                         Net Earnings (Loss)                    Surplus
                                                                 ---------------------------             -----------------
                                                                 2002       2001        2000             2002         2001
                                                                 ----       ----        ----             ----         ----
     Property and casualty companies                             $116        $34         $10           $1,742       $1,669
     Life insurance companies                                     (24)       (25)         40              445          414


     REINSURANCE In the normal course of business, AFC's insurance subsidiaries cede reinsurance to other companies to diversify risk and limit maximum loss arising from large claims. To the extent that any reinsuring companies are unable to meet obligations under agreements covering reinsurance ceded, AFC's insurance subsidiaries would remain liable. The following table shows (in millions) (i) amounts deducted from property and casualty written and earned premiums in connection with reinsurance ceded, (ii) written and earned premiums included in income for reinsurance assumed and (iii) reinsurance recoveries deducted from losses and loss adjustment expenses.

                                                                          2002               2001                2000
                                                                          ----               ----                ----
             Direct premiums written                                    $4,027             $3,573              $3,365
             Reinsurance assumed                                            80                 94                  76
             Reinsurance ceded                                          (1,693)            (1,114)               (803)
                                                                        ------             ------              ------

             Net written premiums                                       $2,414             $2,553 (*)          $2,638
                                                                        ======             ======              ======

             Direct premiums earned                                     $3,798             $3,393              $3,306
             Reinsurance assumed                                            91                 92                  45
             Reinsurance ceded                                          (1,486)              (891)               (856)
                                                                        ------             ------              ------

             Net earned premiums                                        $2,403             $2,594              $2,495
                                                                        ======             ======              ======

             Reinsurance recoveries                                     $1,142             $  773              $  567
                                                                        ======             ======              ======


            (*) Net of $29.7 million unearned premium transfer related to the sale of the Japanese division.

O. ADDITIONAL INFORMATION Total rental expense for various leases of office space and equipment was $52 million, $53 million and $44 million for 2002, 2001 and 2000, respectively. Sublease rental income related to these leases totaled $612,000 in 2002, $2.4 million in 2001 and $2.5 million in 2000.

     Future minimum rentals, related principally to office space, required under operating leases having initial or remaining noncancelable lease terms in excess of one year at December 31, 2002, were as follows: 2003 - $57 million; 2004 - $50 million; 2005 - $35 million; 2006 - $26 million; 2007 -
     $17 million and $33 million thereafter. In addition, AFC has 99-year land leases (approximately 94 years remaining) at one of its real estate properties. Minimum lease payments under these leases are expected to be approximately $180,000 in 2003 and are adjusted annually for inflation.

     Other operating and general expenses included charges for possible losses on agents' balances, other receivables and other assets in the following amounts: 2002 - $2.7 million; 2001 - $3.5 million; and 2000 - $9.7 million. Losses and loss adjustment expenses included charges for possible losses on reinsurance recoverables of $6.6 million in 2002 and $11 million in 2001. The aggregate allowance for all such losses amounted to approximately $72 million and $67 million at December 31, 2002 and 2001, respectively.

     UNREALIZED GAIN (LOSS) ON MARKETABLE SECURITIES, NET In addition to adjusting equity securities and fixed maturity securities classified as "available for sale" to fair value, SFAS 115 requires that certain other balance sheet amounts be adjusted to the extent that unrealized gains and losses from securities would result in adjustments had those gains or losses actually been realized. The components of the Consolidated Balance Sheet caption "Unrealized gain on marketable securities, net" in shareholders' equity are summarized as follows (in millions):

                                                                        Unadjusted                                  Adjusted
                                                                             Asset         Effect of                   Asset
                                                                       (Liability)          SFAS 115             (Liability)
                                                                       -----------          --------             -----------

     2002
     ----
     Fixed maturities                                                    $11,549.7            $457.2               $12,006.9
     Other stocks                                                            173.9             125.2                   299.1
     Deferred acquisition costs                                              873.1             (31.0)                  842.1
     Annuity benefits accumulated                                         (6,444.7)             (9.2)               (6,453.9)
                                                                                              ------
       Pretax unrealized                                                                       542.2

     Deferred taxes                                                          144.3            (187.3)                  (43.0)
     Minority interest                                                      (456.3)            (38.2)                 (494.5)
                                                                                              ------

       Unrealized gain                                                                        $316.7
                                                                                              ======

     2001
     ----
     Fixed maturities                                                    $10,593.2            $155.4               $10,748.6
     Other stocks                                                            187.8             125.9                   313.7
     Deferred acquisition costs                                              827.3              (9.0)                  818.3
     Annuity benefits accumulated                                         (5,827.9)             (4.2)               (5,832.1)
                                                                                              ------
       Pretax unrealized                                                                       268.1

     Deferred taxes                                                          144.7             (93.2)                   51.5
     Minority interest                                                      (442.7)            (18.0)                 (460.7)
                                                                                              ------

       Unrealized gain                                                                        $156.9
                                                                                              ======


     FAIR VALUE OF FINANCIAL INSTRUMENTS The following table presents (in millions) the carrying value and estimated fair value of AFC's financial instruments at December 31.

                                                                   2002                                   2001
                                                         -------------------------             -------------------------
                                                         Carrying             Fair             Carrying            Fair
                                                            Value            Value                Value           Value
                                                         --------         --------             --------        --------

     ASSETS:
     Fixed maturities                                     $12,007          $12,007              $10,749         $10,749
     Other stocks                                             299              299                  314             314

     LIABILITIES:
     Annuity benefits
       accumulated                                        $ 6,454          $ 6,284              $ 5,832         $ 5,659
     Long-term debt:
       Holding companies                                      268              268                  228             229
       Subsidiaries                                           297              287                  271             264

     MINORITY INTEREST:
     Trust preferred securities                           $   143          $   139              $   143         $   143

     AFC preferred stock                                       72               54                   72              61


     When available, fair values are based on prices quoted in the most active market for each security. If quoted prices are not available, fair value is estimated based on present values, discounted cash flows, fair value of comparable securities, or similar methods. The fair value of the liability for annuities in the payout phase is assumed to be the present value of the anticipated cash flows, discounted at current interest rates. Fair value of annuities in the accumulation phase is assumed to be the policyholders' cash surrender amount.

     FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK On occasion, AFC and its subsidiaries have entered into financial instrument transactions which may present off-balance-sheet risks of both a credit and market risk nature. These transactions include commitments to fund loans, loan guarantees and commitments to purchase and sell securities or loans. At December 31, 2002, AFC and its subsidiaries had commitments to fund credit facilities and contribute limited partnership capital totaling up to $18 million.

     RESTRICTIONS ON TRANSFER OF FUNDS AND ASSETS OF SUBSIDIARIES Payments of dividends, loans and advances by AFC's subsidiaries are subject to various state laws, federal regulations and debt covenants which limit the amount of dividends, loans and advances that can be paid. Under applicable restrictions, the maximum amount of dividends available to AFC in 2003 from its insurance subsidiaries without seeking regulatory clearance is approximately $24 million. Additional amounts of dividends, loans and advances require regulatory approval.

     BENEFIT PLANS AFC expensed approximately $20 million in 2002, $19 million in 2001 and $22 million in 2000 for its retirement and employee savings plans.

     TRANSACTIONS WITH AFFILIATES AFG purchased a $3.7 million minority interest in a residential homebuilding company from an unrelated party in 1995. At that same time, a brother of AFC's chairman purchased a minority interest in the company for $825,000. In 2000, that brother and another brother of AFC's chairman acquired the remaining shares from the third parties. In addition, GAFRI had extended a line of credit to this company under which the homebuilder could borrow up to $8 million at 13%. At December 31, 2001, $6.4 million was due under the credit line. In September 2002, the homebuilding company was sold to an unrelated party and GAFRI's line of credit was repaid and terminated.

     In 2001, an AFC subsidiary purchased a 29% interest in an aircraft for $1.6 million (fair value as determined by independent third party) from a company owned by a brother of AFC's chairman. The remaining interests in the aircraft are owned by AFC's chairman and his two brothers. Costs of operating the aircraft are being borne proportionately.

     In September 2000, GAFRI's minority ownership in a company engaged in the production of ethanol was repurchased by that company for $7.5 million in cash and $21.9 million liquidation value of non-voting redeemable preferred stock. Following the repurchase, AFC's Chairman beneficially owns 100% of the ethanol company. In December 2000, the ethanol company retired $3 million of the preferred stock at liquidation value plus accrued dividends and issued an $18.9 million subordinated note in exchange for the remaining preferred stock. The subordinated note bears interest at 12-1/4% with scheduled repayments through 2005. During 2002 and 2001, respectively, $1 million and $6 million of this note was repaid. The ethanol company also owes GAFRI $4.0 million under a subordinated note bearing interest at 14%. In addition, Great American has extended a $10 million line of credit to this company; no amounts have been borrowed under the credit line.

P.   SUBSEQUENT EVENTS (UNAUDITED)

     INFINITY PROPERTY AND CASUALTY CORPORATION On December 31, 2002, AFC transferred to Infinity Property and Casualty Corporation ("Infinity", a newly formed subsidiary) the following subsidiaries involved primarily in the issuance of nonstandard auto policies: Atlanta Casualty Company, Infinity Insurance Company, Leader Insurance Company and Windsor Insurance Company. Effective January 1, 2003, Great American Insurance Company, an AFC subsidiary, transferred to Infinity its personal insurance business written through independent agents. In February 2003, AFC sold 61% of Infinity in a public offering. The businesses transferred generated aggregate net written premiums of approximately $690 million, $900 million and $1.2 billion for the years ended December 31, 2002, 2001, and 2000, respectively. AFC expects to realize a pretax loss of about $40 million on the sale in the first quarter of 2003. In addition, a substantial tax benefit related to AFC's book versus tax basis in Infinity stock may be available.

     DIRECT AUTOMOBILE INSURANCE BUSINESS In January 2003, AFC reached an agreement to sell two of its subsidiaries that market automobile insurance directly to customers. The transaction will include the transfer of Great American Insurance's right to renew certain of its personal automobile insurance business written on a direct basis in selected markets. Premiums generated by the businesses being sold were approximately $79 million in 2002. AFC does not expect to report a significant gain or loss on the sale.

                                                                         Annex A

                              AMENDED AND RESTATED

                      AGREEMENT AND PLAN OF REORGANIZATION

                                      AMONG

                         AMERICAN FINANCIAL GROUP, INC.,

                              AFC HOLDING COMPANY,

                                       AND

                         AMERICAN FINANCIAL CORPORATION





                           DATED AS OF OCTOBER 1, 2003

                                TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----

ARTICLE 1.  THE HOLDING MERGER....................................................................................1
         Section 1.1       The Holding Merger.....................................................................1
         Section 1.2       Effects of the Holding Merger..........................................................2
         Section 1.3       No Exchange of Certificates............................................................3
         Section 1.4       Holding Merger Effective Time..........................................................3
         Section 1.5       Holding Merger Surviving Corporation Officers; Directors;
                           Articles of Incorporation and Regulations .............................................3


ARTICLE 2.  THE AFC MERGER........................................................................................3
         Section 2.1       The AFC Merger.........................................................................3
         Section 2.2       Effects of AFC Merger..................................................................5
         Section 2.3       Exchange of Certificates by Holders of Series J Preferred..............................6
         Section 2.4       AFC Merger Effective Time..............................................................7
         Section 2.5       AFC Merger Surviving Corporation Officers; Directors; Articles of
                           Incorporation and Regulations .........................................................7


ARTICLE 3.  APPROVAL OF AFC SHAREHOLDERS..........................................................................7
         Section 3.1       AFC Meeting............................................................................7
         Section 3.2       Proxy Statement/Prospectus.............................................................8
         Section 3.3       Correction of Statements...............................................................8


ARTICLE 4.  THE HOLDING MERGER CLOSING............................................................................8
         Section 4.1       Time and Place.........................................................................8
         Section 4.2       Deliveries at Closing..................................................................9
         Section 4.3       Filing of Certificate of Merger........................................................9


ARTICLE 5.  THE AFC MERGER CLOSING................................................................................9
         Section 5.1       Time and Place.........................................................................9
         Section 5.2       Deliveries at Closing..................................................................9
         Section 5.3       Filing of Certificate of Merger.......................................................10


ARTICLE 6.  REPRESENTATIONS AND WARRANTIES OF AFC................................................................10
         Section 6.1       Organization and Qualification; Active Subsidiaries...................................10
         Section 6.2       Authority Relative to this Agreement..................................................11
         Section 6.3       Consents and Approvals; No Violation..................................................11

                                TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----

ARTICLE 7.  REPRESENTATIONS AND WARRANTIES OF AFG  IN CONNECTION WITH THE AFC MERGER.............................12
         Section 7.1       Organization and Qualification........................................................12
         Section 7.2       Capitalization........................................................................12
         Section 7.3       Authority Relative to this Agreement..................................................13
         Section 7.4       Consents and Approvals; No Violation..................................................13
         Section 7.5       SEC Filings; Financial Statements.....................................................14
         Section 7.6       Litigation............................................................................14
         Section 7.7       Employee Benefit Plans................................................................15
         Section 7.8       Taxes and Tax Returns.................................................................16
         Section 7.9       Compliance with Applicable Law........................................................16
         Section 7.10      Environmental Protection..............................................................17
         Section 7.11      Merger Consideration..................................................................18


ARTICLE 8.  REPRESENTATIONS AND WARRANTIES OF HOLDING............................................................18
         Section 8.1       Organization and Qualification........................................................18
         Section 8.2       Capitalization........................................................................19
         Section 8.3       Authority Relative to this Agreement..................................................19
         Section 8.4       Consents and Approvals; No Violation..................................................19


ARTICLE 9.  REPRESENTATIONS AND WARRANTIES OF AFG  IN CONNECTION WITH THE HOLDING MERGER.........................20
         Section 9.1       Organization and Qualification........................................................20
         Section 9.2       Authority Relative to this Agreement..................................................20
         Section 9.3       Consents and Approvals; No Violation..................................................20


ARTICLE 10. ADDITIONAL AGREEMENTS................................................................................21
         Section 10.1      Access to Information.................................................................21
         Section 10.2      Public Announcements..................................................................21
         Section 10.3      Best Efforts..........................................................................21
         Section 10.4      Rule 145..............................................................................22
         Section 10.5      Post Merger Matters...................................................................22
         Section 10.6      Survival of Indemnification for Directors and Officers................................22


ARTICLE 11. CONDITIONS TO CONSUMMATION OF THE AFC MERGER.........................................................22
         Section 11.1      Conditions to the Obligations of Each Party...........................................22
         Section 11.2      Additional Conditions to the Obligations of AFC.......................................23
         Section 11.3      Additional Conditions to the Obligations of AFG.......................................24


                                TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
ARTICLE 12. CONDITIONS TO CONSUMMATION OF THE HOLDING MERGER.....................................................25
         Section 12.1      Conditions to the Obligations of Each Party...........................................25
         Section 12.2      Additional Conditions to the Obligations of Holding...................................26
         Section 12.3      Additional Conditions to the Obligations of AFG.......................................26


ARTICLE 13. TERMINATION; AMENDMENTS; WAIVER......................................................................27
         Section 13.1      Termination...........................................................................27
         Section 13.2      Amendment.............................................................................29
         Section 13.3      Extension; Waiver.....................................................................29


ARTICLE 14. MISCELLANEOUS........................................................................................29
         Section 14.1      Survival of Representations, Warranties, Covenants and Agreements.....................29
         Section 14.2      Entire Agreement; Assignment..........................................................29
         Section 14.3      Validity..............................................................................30
         Section 14.4      Notices...............................................................................30
         Section 14.5      Governing Law.........................................................................32
         Section 14.6      Expenses..............................................................................32
         Section 14.7      Interpretation........................................................................32
         Section 14.8      Counterparts..........................................................................33
         Section 14.9      Parties in Interest...................................................................33


                                     Annexes


Annex I     -   Holding Officer's Certificate
Annex II    -   AFG Officer's Certificate (Holding Merger)
Annex III   -   AFC Officer's Certificate
Annex IV    -   AFG Officer's Certificate (AFC Merger)
Annex V     -   Legal Opinion of Keating, Muething & Klekamp, PLL
Annex VI    -   Legal Opinion of Akin, Gump, Strauss, Hauer & Feld LLP as to Tax
                Matters

                              AMENDED AND RESTATED
                      AGREEMENT AND PLAN OF REORGANIZATION


         THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION ("Agreement") is made as of October 1, 2003 among AMERICAN FINANCIAL GROUP, INC., an Ohio corporation ("AFG"), AFC HOLDING COMPANY, an Ohio corporation and wholly owned subsidiary of AFG ("Holding"), and AMERICAN FINANCIAL CORPORATION, an Ohio corporation and majority owned subsidiary of Holding ("AFC").

                                R E C I T A L S:

         WHEREAS, the Board of Directors of each of AFG and Holding have determined that it is advisable and in the best interests of their respective shareholders that, immediately prior to the consummation of the AFC Merger (as hereinafter defined), Holding merge with and into AFG pursuant to the Holding Merger (as hereinafter defined); and,

         WHEREAS, the Board of Directors of each of AFG and AFC have determined that it is advisable and in the best interests of their respective shareholders that AFC merge with and into AFG pursuant to the AFC Merger; and,

         WHEREAS, AFG and Holding desire to make certain representations, warranties and agreements in connection with the Holding Merger; and,

         WHEREAS, AFG and AFC desire to make certain representations, warranties and agreements in connection with the AFC Merger.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:


                                   ARTICLE 1.
                               THE HOLDING MERGER

         Section 1.1       The Holding Merger.

                  (a) AFG shall execute and deliver, and Holding shall execute and deliver, a certificate of merger and any other documents required under the laws of the State of Ohio to effect the merger of Holding with and into AFG (the "Holding Merger") on the terms and conditions set forth in this Agreement. The closing and consummation of the Holding Merger shall be governed by the provisions of Article 4 of this Agreement.

                  (b)      In the Merger:

                           (i)      Each share of common stock, no par value per
share, of Holding ("Holding Common Stock") issued and outstanding immediately prior to the Holding Merger Effective Time (as hereinafter defined) shall, by virtue of the Holding Merger and without the need for any further action on the part of the holder thereof, be cancelled.

                           (ii)     Each share of AFG Common Stock issued and
outstanding immediately prior to the Holding Merger Effective Time shall be converted, by virtue of the Holding Merger and without the need for any action on the part of the holder thereof, into one (1) share of the common stock, no par value, of AFG, as the corporation surviving the Holding Merger (in this capacity, the "Holding Merger Surviving Corporation").

                  (c) Each person who or that holds an option, warrant or other right to acquire shares of AFG Common Stock, whether or not vested at the Holding Merger Effective Time, shall, by virtue of the Holding Merger and without the need for any further action on the part of the holder thereof, have that option, warrant or other right converted into an option, warrant or other right to acquire shares of Holding Merger Surviving Corporation common stock in the same amounts and at the price or prices in effect with respect to the AFG Common Stock immediately prior to the Holding Merger Effective Time. At the Holding Merger Effective Time, the Holding Merger Surviving Corporation shall assume each outstanding option, warrant or other right to acquire shares of AFG Common Stock. To the extent necessary, the Compensation Committee of the Board of Directors of the Holding Merger Surviving Corporation will take all action necessary or advisable to provide for the foregoing.

                  (d) The Holding Merger shall be effected under Section 1701.80 of the Ohio General Corporation Law, and this Agreement and the Holding Merger need not be approved by the shareholders of either AFG or Holding. Each of AFG and Holding shall use its best efforts to cause the Holding Merger to be consummated in accordance with the terms hereof.

         Section 1.2       Effects of the Holding Merger.

                  When the Holding Merger has been effected, the separate existence of Holding shall cease and Holding shall be merged with and into AFG, with AFG being the Holding Merger Surviving Corporation. At and after the Holding Merger Effective Time, AFG shall thereupon and thereafter possess all the rights, privileges, powers, immunities, purposes and franchises, of a public as well as of a private nature, of Holding, and, all and singular, the rights, privileges, powers, immunities, purposes and franchises of Holding, and all property, real, personal and mixed, tangible and intangible, and all debts due to Holding, on whatever account, as well as for stock subscriptions and all other things in action or belonging to Holding, shall be vested in AFG without further act or deed; and all property, rights, privileges, powers, immunities, purposes and franchises, and all and every other interest shall be thereafter as effectually the property of AFG as they were of Holding; and the title to any real estate vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in Holding shall not revert or become in any way impaired by reason of the Holding Merger, but all rights of creditors and all liens upon any property of Holding shall be preserved unimpaired, and all debts, liabilities and duties of Holding shall thenceforth attach to AFG, and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with Section 1701.82 and other the applicable provisions of the Ohio Corporation Law.

         Section 1.3      No Exchange of Certificates.

                  From and after the Effective Time, each holder of an outstanding certificate which immediately prior to the Effective Time represented outstanding shares of AFG Common Stock shall represent and evidence the same number of outstanding shares of Holding Merger Surviving Corporation Common Stock.

         Section 1.4       Holding Merger Effective Time.

                  The term "Holding Merger Effective Time" shall mean the date and time at which the Holding Merger shall have become effective pursuant to the laws of the State of Ohio. The Holding Merger Effective Time shall be immediately prior to the AFC Merger Effective Time.

         Section 1.5 Holding Merger Surviving Corporation Officers; Directors; Articles of Incorporation and Regulations.

                  The officers and directors of AFG, as the Holding Merger Surviving Corporation, immediately following the Holding Merger Effective Time, shall be the officers and directors of AFG immediately prior to the Holding Merger Effective Time. The Articles of Incorporation of AFG immediately prior to the Holding Merger Effective Time shall be the Articles of Incorporation of the Holding Merger Surviving Corporation. The Regulations of AFG immediately prior to the Holding Merger Effective Time shall be the Regulations of the Holding Merger Surviving Corporation. Nothing in this Section 1.5 shall be construed to grant to any person any contractual or other right to hold office or a directorship in the Holding Merger Surviving Corporation or to preclude the shareholders or Board of Directors of the Holding Merger Surviving Corporation from further amending or modifying the Articles of Incorporation or Regulations of the Holding Merger Surviving Corporation.


                                   ARTICLE 2.
                                 THE AFC MERGER

         Section 2.1       The AFC Merger.

                  (a) Each of AFG and AFC shall execute and deliver a certificate of merger and any other documents required under the laws of the State of Ohio to effect the merger of AFC with and into AFG (the "AFC Merger") on the terms and conditions set forth in this Agreement. The closing and consummation of the AFC Merger shall be governed by the provisions of Article 5 of this Agreement.

                  (b)      In the AFC Merger:

                           (i)      Each share of common stock, no par value per
share, of AFC ("AFC Common Stock") issued and outstanding immediately prior to the AFC Merger Effective Time (as hereinafter defined) shall, by virtue of the AFC Merger and without the need for any further action on the part of the holder thereof, be cancelled.

                           (ii)     Each share of Series J Preferred Stock, no
par value per share, of AFC (the "Series J Preferred") issued and outstanding immediately prior to the AFC Merger Effective Time shall be converted, by virtue of the AFC Merger and without the need for any further action on the part of the holder thereof, into the right to receive the AFC Merger Consideration (as hereinafter defined). The "AFC Merger Consideration" shall be, for each share of Series J Preferred Stock, (1) that number of shares of common stock, no par value per share, of AFG ("AFG Common Stock") equal to the quotient (rounded to the nearest fourth decimal place) obtained by dividing Twenty Six Dollars ($26.00) by the lesser of Twenty Seven Dollars ($27.00) or the Average Closing Price (as hereinafter defined) on the trading day that is three (3) business days preceding the date on which the AFC Meeting (as hereinafter defined) occurs (together with any cash to be paid to holders of Series J Preferred in lieu of issuance of fractional shares of AFG Common Stock pursuant to Section 2.1(d) below) plus (2) Accrued Dividends (as hereinafter defined) paid in cash in the amount set forth in the next succeeding two (2) sentences. The "Average Closing Price" as of any date shall mean the average of the mean of the daily high sales price and daily low sales price of AFG Common Stock on the New York Stock Exchange (as reported in The Wall Street Journal) for the twenty (20) consecutive days in which such shares are trading ending at the close of trading on the last day of trading before the date of the determination. The amount of "Accrued Dividends" on each share to be paid in the AFC Merger as AFC Merger Consideration shall mean the amount of dividends accruing from November 1, 2003 at the per diem rate of $.0055 per share of Series J Preferred Stock to the AFC Merger Effective Time.

                           (iii)    Each share of AFG Common Stock issued and
outstanding immediately prior to the AFC Merger Effective Time shall be converted, by virtue of the AFC Merger and without the need for any action on the part of the holder thereof, into one (1) share of the common stock, no par value, of AFG, as the corporation surviving the AFC Merger (in this capacity, the "AFC Merger Surviving Corporation").

                  (c) Each person who or that holds an option, warrant or other right to acquire shares of AFG Common Stock, whether or not vested at the AFC Merger Effective Time, shall, by virtue of the AFC Merger and without the need for any further action on the part of the holder thereof, have that option, warrant or other right converted into an option, warrant or other right to acquire shares of AFC Merger Surviving Corporation common stock in the same amounts and at the price or prices in effect with respect to the AFG Common Stock immediately prior to the AFC Merger Effective Time. At the AFC Merger Effective Time, the AFC Merger Surviving Corporation shall assume each outstanding option, warrant or other right to acquire shares of AFG Common Stock. To the extent necessary, the Compensation Committee of the Board of

Directors of the AFC Merger Surviving Corporation will take all action necessary or advisable to provide for the foregoing.

                  (d) No fractional shares of AFG Common Stock shall be issued to holders of Series J Preferred in the AFC Merger. All fractional shares of AFG Common Stock that a holder of Series J Preferred would otherwise be entitled to receive as a result of the AFC Merger shall be aggregated. Such holder shall be entitled to receive, in lieu of any fractional share of AFG Common Stock, an amount in cash equal to the product of such fraction multiplied by the Average Closing Price.

                  (e) Notwithstanding anything in this Agreement to the contrary, shares of Series J Preferred outstanding immediately prior to the AFC Merger Effective Time and held by a holder who has not voted in favor of the AFC Merger or consented thereto in writing and who has demanded appraisal for such shares of Series J Preferred in accordance with Section 1701.85 of the Ohio General Corporation Law shall not be converted into a right to receive the AFC Merger Consideration, unless such holder fails to perfect or withdraws or loses its, his or her right to appraisal, in which case such shares of Series J Preferred shall be treated as if they had been converted as of the AFC Merger Effective Time into a right to receive the AFC Merger Consideration, without interest thereon. AFC shall give AFG prompt notice of any demands received by AFC for appraisal of shares of Series J Preferred and, prior to the AFC Merger Effective Time, AFG shall have the right to direct all negotiations and proceedings with respect to such demands. Prior to the AFC Merger Effective Time, AFC shall not, except with the prior written consent of AFG, make any payment with respect to, or settle or offer to settle any such demands. From and after the AFC Effective Time, AFG, as the AFC Merger Surviving Corporation, shall have the right to direct all negotiations and proceedings with respect to such demands.

                  (f) As the sole holder of the AFC Common Stock, Holding hereby covenants that it will vote to authorize and approve the execution, delivery and performance by AFC of the AFC Merger and this Agreement at the AFC Meeting. AFC shall promptly submit to Holding, as the sole holder of AFC Common Stock, and the holders of the Series J Preferred this Agreement and the AFC Merger for adoption and approval in accordance with Article 3 hereof. Each of AFG and AFC shall use its best efforts to cause the AFC Merger to be consummated in accordance with the terms hereof.

         Section 2.2       Effects of AFC Merger.

                  When the AFC Merger has been effected, the separate existence of AFC shall cease and AFC shall be merged with and into AFG, AFG being the AFC Merger Surviving Corporation. At and after the AFC Merger Effective Time, AFG shall thereupon and thereafter possess all the rights, privileges, powers, immunities, purposes and franchises, of a public as well as of a private nature, of AFC, and, all and singular, the rights, privileges, powers, immunities, purposes and franchises of AFC, and all property, real, personal and mixed, tangible and intangible, and all debts due to AFC, on whatever account, as well as for stock subscriptions and all other things in action or belonging to AFC, shall be vested in AFG without further act or deed; and all property, rights, privileges, powers, immunities, purposes and franchises, and all and every other interest shall be thereafter as effectually the property of AFG as they were of AFC; and the title to any real estate vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in AFC shall not revert or become in any way impaired by reason of the AFC Merger, but all rights of creditors and all liens upon any property of AFC shall be preserved unimpaired, and all debts, liabilities and duties of AFC shall thenceforth attach to AFG, and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with Section 1701.82 and other applicable provisions of the Ohio General Corporation Law.

         Section 2.3       Exchange of Certificates by Holders of Series J
Preferred.

                  From and after the AFC Merger Effective Time, each holder of an outstanding certificate which immediately prior to the AFC Merger Effective Time represented outstanding shares of Series J Preferred shall be entitled to receive in exchange therefor, upon surrender thereof to Securities Transfer Company, One East Fourth Street, Cincinnati, Ohio 45202: (i) a certificate or certificates representing the number of whole shares of AFG Common Stock into which such holder's shares were converted in accordance with 2.1(b)(ii); and
(ii) a check representing any cash payable in lieu of any fractional share of AFG Common Stock computed as set forth in Section 2.1(d) hereof. No holder of a certificate or certificates which immediately prior to the AFC Merger Effective Time represented shares of Series J Preferred shall be entitled to receive any dividend or other distribution from AFG until surrender of such holder's certificate or certificates for a certificate or certificates representing shares of AFG Common Stock. After the AFC Merger Effective Time, there shall be no further registration of transfers of shares of Series J Preferred. If, after the AFC Merger Effective Time, certificates representing Series J Preferred are presented to AFG, they shall be cancelled and exchanged for the AFC Merger Consideration to be received in accordance with 2.1(b)(ii). From and after the AFC Merger Effective Time, AFG shall, however, be entitled to treat certificates for shares of Series J Preferred which have not yet been surrendered for exchange as evidencing solely the right to receive the AFC Merger Consideration for such certificates in accordance with 2.1(b)(ii), notwithstanding any failure to surrender such certificates in exchange therefor. If any certificate for shares of AFG Common Stock is to be issued in a name other than that in which the certificate for shares of Series J Preferred surrendered in exchange therefor is registered, it shall be a condition of such issuance that the person requesting such issuance shall pay any transfer or other tax required by reason of the issuance of certificates for such shares of AFG Common Stock in a name other than that of the registered holder of the certificate surrendered, or shall establish to the satisfaction of AFG or its agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, AFG shall not be liable to any holder of shares of Series J Preferred for any shares of AFG Common Stock (or dividends or distributions with respect thereto) or cash in lieu of fractional shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

         Section 2.4       AFC Merger Effective Time.

                  The term "AFC Merger Effective Time" shall mean the date and time at which the AFC Merger shall have become effective pursuant to the laws of the State of Ohio. The AFC Merger Effective Time shall be immediately after the Holding Merger Effective Time.

         Section 2.5 AFC Merger Surviving Corporation Officers; Directors; Articles of Incorporation and Regulations.

                  The officers and directors of AFG, as the AFC Merger Surviving Corporation, immediately following the AFC Merger Effective Time shall be the officers and directors of AFG immediately prior to the AFG Merger Effective Time. The Articles of Incorporation of AFG immediately prior to the AFC Merger Effective Time shall be the Articles of Incorporation of the AFC Merger Surviving Corporation. The Regulations of AFG immediately prior to the AFC Merger Effective Time shall be the Regulations of the AFC Merger Surviving Corporation. Nothing in this Section 2.5 shall be construed to grant to any person any contractual or other right to hold office or a directorship in the AFC Merger Surviving Corporation or to preclude the shareholders or Board of Directors of the AFC Merger Surviving Corporation from further amending or modifying the Articles of Incorporation or Regulations of the AFC Merger Surviving Corporation.


                                   ARTICLE 3.
                          APPROVAL OF AFC SHAREHOLDERS

         Section 3.1       AFC Meeting.

                  (a) The AFC Merger shall be submitted for approval to the holders of the AFC Common Stock and, in separate class votes (as provided in Section 11.1(c)), of shares of Series J Preferred, at a meeting to be duly held for this purpose by AFC (the "AFC Meeting"). AFC shall endeavor to hold the AFC Meeting as soon as practicable after the date hereof. AFC, acting through its Board of Directors, shall, in accordance with applicable law:

                           (i)      duly call, give notice of, convene and hold
the AFC Meeting;

                           (ii)     include in the Proxy Statement/Prospectus
(as hereinafter defined) the recommendation of the Special Committee of the AFC Board of Directors appointed to evaluate the AFC Merger (the "AFC Special Committee") and the full AFC Board of Directors that the holders of the Series J Preferred vote in favor of the approval of the transactions contemplated by this Agreement; and

                           (iii)    use its best efforts to solicit from the
holders of the Series J Preferred proxies in favor of the approval of the transactions contemplated by this Agreement, and take all other actions necessary or advisable to secure the approval by the holders of the Series J Preferred of the transactions contemplated by this Agreement.

         Section 3.2       Proxy Statement/Prospectus.

                  As soon as reasonably practicable after the date hereof, AFG and AFC shall prepare and file with the Securities and Exchange Commission (the "Commission"), and diligently pursue the effectiveness of, a registration statement (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act"), registering the public offering of shares of AFG Common Stock to be issued to holders of Series J Preferred in the AFC Merger, which Registration Statement shall contain (1) a letter to shareholders of AFC, notice of meeting, proxy statement meeting the requirements of Section 14 of the Securities Exchange Act of 1934 (the "Exchange Act") and rules promulgated thereunder and appropriate related forms of proxy with respect to the AFC Meeting, and (2) a prospectus of AFG with respect to the shares of AFG Common Stock to be issued in the AFC Merger (such proxy statement and prospectus, together with all amendments thereto, are referred to herein as the "Proxy Statement/Prospectus"). AFG and AFC shall simultaneously file the Registration Statement with appropriate state governmental offices ("Governmental Offices") under the securities or "blue sky" laws of such states as advised by counsel. AFG and AFC shall use their best efforts, including but not limited to responding promptly to comments, if any, issued by the Commission or the Governmental Offices regarding the Registration Statement, to have the Registration Statement declared effective by the Commission and Governmental Offices. As soon as reasonably practicable after such effectiveness, AFC shall promptly mail to the its shareholders the Proxy Statement/Prospectus in connection with the AFC Meeting.

         Section 3.3       Correction of Statements.

                  Each of AFG and AFC shall correct promptly any information specifically provided by it for inclusion in the Proxy Statement/Prospectus which shall have become false or misleading in any material respect. Each of AFG and AFC shall take all steps necessary to file or to cause to be filed with the Commission and have declared effective or cleared by the Commission any amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus so as to correct the same and to cause the Registration Statement or the Proxy Statement/Prospectus as so corrected to be disseminated to the respective stockholders of AFG and AFC, in each case as and to the extent required by applicable law. The Registration Statement and the Proxy Statement/Prospectus shall comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and other applicable law.


                                   ARTICLE 4.
                           THE HOLDING MERGER CLOSING

         Section 4.1       Time and Place.

                  The consummation of the Holding Merger (the "Closing") shall take place at the offices of Keating, Muething & Klekamp, P.L.L., 1400 Provident Tower, One East Fourth Street, Cincinnati, Ohio 45202, at 10:00 a.m. local time on the date of the satisfaction or waiver of all conditions set forth in Article 12 of this Agreement, or at such other place and time as the parties hereto may agree.

         Section 4.2       Deliveries at Closing.

                  (a) At the Closing, Holding shall deliver or cause to be delivered to AFG:

                           (i)      an officer's certificate of Holding in the
form attached hereto as Annex I; and,

                           (ii)     all other documents required to be delivered
or caused to be delivered by Holding hereunder and such other documents and instruments as AFG shall reasonably request in order to effect or evidence the transactions contemplated hereby.

                  (b)      At the Closing, AFG shall deliver to Holding:

                           (i)      the officer's certificate of AFG in the form
attached hereto as Annex II; and,

                           (ii)     all other documents required to be delivered
or caused to be delivered by AFG hereunder and such other documents and instruments as Holding shall reasonably request in order to effect or evidence the transactions contemplated hereby.

         Section 4.3       Filing of Certificate of Merger.

         Contemporaneously with the deliveries pursuant to Section 4.2 above, AFG and Holding shall cause agents acceptable to both AFG and Holding to deliver to the Secretary of State of the State of Ohio for filing a certificate of merger duly executed by AFG and shall make all other deliveries, filings or recordings required by applicable law to consummate the Holding Merger.

                                   ARTICLE 5.
                             THE AFC MERGER CLOSING

         Section 5.1       Time and Place.

                  The consummation of the AFC Merger (the "Closing") shall take place at the offices of Keating, Muething & Klekamp, P.L.L., 1400 Provident Tower, One East Fourth Street, Cincinnati, Ohio 45202, at 11:00 a.m. local time on the date of the satisfaction or waiver of all conditions set forth in Article 11 of this Agreement, or at such other place and time as the parties hereto may agree. The parties hereto agree that the Closing shall not be held prior to November 2, 2003.

         Section 5.2       Deliveries at Closing.

                  (a) At the Closing, AFC shall deliver or cause to be delivered to AFG:

                           (i)      an officer's certificate of AFC in the form
attached hereto as Annex III; and,

                           (ii)     all other documents required to be delivered
or caused to be delivered by AFC hereunder and such other documents and instruments as AFG shall reasonably request in order to effect or evidence the transactions contemplated hereby.

                  (b) At the Closing, AFG shall deliver or cause to be delivered to AFC:

                           (i)      the AFC Merger Consideration in accordance
with Section 2.3;

                           (ii)     an officer's certificate of AFG in the form
attached hereto as Annex IV;

                           (iii)    the legal opinion of Messrs. Keating,
Muething & Klekamp. P.L.L. in the form annexed hereto as Annex V;

                           (iv)     the legal opinion of Akin, Gump, Strauss,
Hauer & Feld LLP as to tax matters in the form annexed hereto as Annex VI;

                           (v)      all other documents required to be delivered
or caused to be delivered by AFG hereunder and such other documents and instruments as AFC shall reasonably request in order to effect or evidence the transactions contemplated hereby.

         Section 5.3       Filing of Certificate of Merger.

                  Contemporaneously with the deliveries pursuant to Section 5.2 above and upon receipt of evidence that the certificate of merger with respect to the Holding Merger has been filed with and accepted by the Secretary of State of the State of Ohio, AFC and AFG shall cause agents acceptable to both AFC and AFG to deliver to the Secretary of State of the State of Ohio for filing a certificate of merger duly executed by AFC and AFG and shall make all other deliveries, filings or recordings required by applicable law to consummate the AFC Merger.


                                   ARTICLE 6.
                      REPRESENTATIONS AND WARRANTIES OF AFC

         AFC represents and warrants to AFG as follows:

         Section 6.1       Organization and Qualification; Active Subsidiaries.

         AFC is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and has all requisite corporate power and authority to own, lease or operate the properties that it purports to own, lease or operate and to carry on its business as it is now being conducted. AFC is duly qualified or licensed as a foreign corporation to do business and is in good standing (or the local law equivalent) in each jurisdiction where the property owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing which, when taken together with all other such failures and all such failures of AFC would not have a material adverse effect on the business, operations or financial condition of AFC, taken as a whole.

         Section 6.2       Authority Relative to this Agreement.

                  AFC has the corporate power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery by AFC of this Agreement and the consummation by AFC of the transactions contemplated hereby have been duly and validly authorized by each of the AFC Special Committee and the full Board of Directors of AFC. Upon the recommendation of the AFC Special Committee, the full Board of Directors of AFC has directed that this Agreement be submitted to the holders of Series J Preferred for approval at a meeting of such holders and, except for such approval, no other corporate proceedings on the part of AFC are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by AFC and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding agreement of AFC, enforceable against AFC in accordance with its terms.

         Section 6.3       Consents and Approvals; No Violation.

                  Except in the case of clauses Section 6.4(b) through Section 6.4(d) below, as set forth in Section 6.4 of the AFC Disclosure Schedule and for such failures to obtain consents, approvals, authorizations or permits for, or make filings with or notifications to, or such violations, conflicts, breaches, defaults, terminations, accelerations and rights of termination, cancellation, amendment or acceleration which, individually or in the aggregate, would not have a material adverse effect on the business, operations or financial condition of AFC, none of the execution and delivery of this Agreement by AFC, the consummation by AFC of the transactions contemplated hereby, or compliance by AFC with any of the provisions hereof will: (a) conflict with or result in a breach of any provision of the charter or bylaws (or other organizational or governing documents) of AFC; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) pursuant to the Exchange Act, the Securities Act, the securities or "blue sky" laws of certain states, (B) for filing a certificate of merger pursuant to the Ohio General Corporation Law; (c) violate or conflict with any judgment, order, writ, injunction, decree, statute, rule or regulation applicable to AFC; or (d) conflict with, result in a breach of any provisions of, constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in a termination of, accelerate the performance required by, give to any third party any right of termination, cancellation, amendment or acceleration under, or result in the creation of a lien, security interest, charge or other encumbrance on any of the assets of AFC pursuant to any note, bond, mortgage, indenture, license, lease, agreement or other instrument or obligation to which AFC is a party or by which AFC may be bound or affected.

                                   ARTICLE 7.
                      REPRESENTATIONS AND WARRANTIES OF AFG
                        IN CONNECTION WITH THE AFC MERGER

         AFG represents and warrants to AFC as follows:

         Section 7.1       Organization and Qualification.

         AFG is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and has all requisite corporate power and authority to own, lease or operate the properties that it purports to own, lease or operate and to carry on its business as it is now being conducted. AFG is duly qualified or licensed as a foreign corporation to do business and is in good standing (or the local law equivalent) in each jurisdiction where the property owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing which would not have a material adverse effect on the business, operations or financial condition of AFG and its Subsidiaries, taken as a whole.

         Section 7.2       Capitalization.

         AFG. The authorized capital stock of AFG consists of Two Hundred Million (200,000,000) shares of AFG Common Stock and Twenty Five Million (25,000,000) shares of preference stock ("AFG Preferred Stock"). As of August 1, 2003, (i) Eighty Eight Million Three Hundred Sixteen Thousand Nine Hundred Two (88,316,902) shares of AFG Common Stock were outstanding or issuable, including One Million Three Hundred Sixty One Thousand Eight Hundred Sixty-Seven (1,361,867) shares held by a subsidiary and set aside for issuance pursuant to a plan of reorganization, (ii) no shares of AFG Preferred Stock were issued and outstanding and (iii) Eighteen Million Six Hundred Sixty Six Thousand Six Hundred Fourteen (18,666,614) shares of AFG Common Stock held back in AFG's treasury. In addition, as of such date, Nine Million Six Hundred Ninety Three Thousand Five Hundred Thirty Seven (9,693,537) shares of AFG Common Stock were reserved for issuance in connection with the AFG Stock Option Plan, of which Seven Million Seven Hundred Ninety Four Thousand Two Hundred Fifty Six (7,794,256) shares were reserved for issuance upon the exercise of outstanding AFG Stock Options and One Million Eight Hundred Ninety Nine Thousand Two Hundred Eighty One (1,899,281) shares were reserved for issuance in connection with ungranted additional stock options. All of the issued and outstanding shares of capital stock of AFG are validly issued, fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights. Since December 31, 2002, AFG has not issued any shares of its capital stock or additional options to purchase shares of its capital stock except for the issuance of shares of AFG Common Stock (i) upon exercise of AFG Stock Options,
(ii) in connection with shares issued pursuant to a 1978 Plan of Reorganization,
(iii) in connection with shares issued pursuant to AFG's Employee Stock Purchase Plan, (iv) in connection with AFG's dividend reinvestment plan; and (v) in connection with AFG's Director's Compensation Plan. Except as set forth above, in the AFC SEC Filings (as defined in Section 7.5 below) or in Schedule 7.2 of the AFC

Disclosure Schedule previously delivered by AFG to AFC (the "AFG Disclosure Schedule"), as of the date hereof, (i) there are no shares of capital stock of AFG authorized, issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character obligating AFG or its subsidiaries, to issue, transfer or sell, presently or in the future, any shares of the capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of the capital stock of AFG. Except as set forth in the AFG SEC Filings (as defined in Section 7.5 below) or
Schedule 7.2 of the AFG Disclosure Schedule, all of the outstanding shares of capital stock of each of the AFG Subsidiaries have been validly issued and are fully paid and nonassessable and are beneficially owned by either AFG or another of the AFG Subsidiaries free and clear of all liens, charges, claims or encumbrances. Except as set forth in the AFG SEC Filings or Schedule 7.2 of the AFG Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock of any of the AFG Subsidiaries or securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of such capital stock, or otherwise obligating any such AFG Subsidiary to issue, transfer or sell any such capital stock or other securities. There are no voting trusts or other agreements or understandings to which AFG or any of its subsidiaries is a party with respect to the voting of the capital stock of AFG or any of the AFG Subsidiaries.

         Section 7.3       Authority Relative to this Agreement.

         AFG has the corporate power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by AFG and the consummation by AFG of the transactions contemplated hereby, specifically including the AFC Merger, have been duly and validly authorized by the Board of Directors of AFG. No other corporate proceedings on the part of AFG are necessary to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by AFG and, assuming the due authorization, execution and delivery of this Agreement by each of the other parties hereto, constitutes a legal, valid and binding agreement of AFG, enforceable against AFG in accordance with its terms.

         Section 7.4       Consents and Approvals; No Violation.

                  Except, in the case of clauses Section 7.4(b) through Section 7.4(d) below, as set forth in Section 7.4 of the AFG Disclosure Schedule, and for such failure to obtain consents, approvals, authorizations or permits for, or make filings with or notifications to, or such violations, conflicts, breaches, defaults, terminations, accelerations and rights of termination, cancellation, amendment or acceleration which, individually or in the aggregate, would not have a material adverse effect on the business, operations or financial condition of AFG and its Subsidiaries, taken as a whole, none of the execution and delivery of this Agreement by AFG, the consummation by AFG of the transactions contemplated hereby or compliance by AFG or any of its Subsidiaries with any of the provisions hereof will: (a) conflict with or result in a breach of any provision of the charter or bylaws of AFG or any Subsidiary of AFG; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) pursuant to the Exchange Act, the Securities Act and the securities or "blue sky" laws of certain states, and
(ii) for filing a certificate of merger under the Ohio General Corporation Law;
(c) violate or conflict with any judgment, order, writ, injunction, decree, statute, rule or regulation applicable to AFG or any of its Subsidiaries or any of their respective assets; or (d) conflict with, result in a breach of any provisions of, constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in a termination of, accelerate the performance required by, give to any third party any right of termination, cancellation, amendment or acceleration under, or result in the creation of a lien, security interest, charge or other encumbrance on any of the assets of AFG or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, license, lease, agreement or other instrument or obligation to which AFG or any of its Subsidiaries is a party or by which AFG or any of its Subsidiaries or any of their respective assets may be bound or affected.

         Section 7.5       SEC Filings; Financial Statements.

                  AFG has previously delivered or made available to AFC true and complete copies of its (i) Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the SEC, and all amendments thereto; (ii) Quarterly Reports on Form 10-Q for the periods ended March 31, 2003 and June 30, 2003, as filed with the SEC; and (iii) all other reports, statements and registration statements (including Current Reports on Form 8-K) filed by it with the SEC since January 1, 2003 (collectively, the "AFG SEC Filings"). As of their respective dates, the AFG SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of AFG included in the AFG SEC Filings (the "AFG Financial Statements") present fairly, in all material respects, the financial condition, results of operations and changes in financial position of AFG as at the dates or for the periods indicated therein in conformity with generally accepted accounting principles applied on a consistent basks (except as otherwise indicated in such financial statements or the notes thereto), subject, in the case of unaudited interim financial statements, to normal recurring year-end adjustments ("GAAP").

         Section 7.6       Litigation.

                  Except as set forth in the AFG SEC Filings or Schedule 7.6 of the AFG Disclosure Schedule, there are no actions, suits, claims, investigations or proceedings pending or, to the knowledge of AFG, threatened against, relating to, involving or otherwise affecting AFG or any of its Subsidiaries before any court, governmental agency, commission, or administrative or regulatory authority which, if adversely decided, in the aggregate, may reasonably be expected to have a material adverse effect on the Condition of AFG and its Subsidiaries, taken as a whole. Except as set forth in the AFG SEC Filings or
Schedule 7.6 of the AFG Disclosure Schedule, neither AFG nor any of its Subsidiaries is subject to any order, judgment, injunction or decree that materially and adversely affects or will materially and adversely affect the Condition of AFG and its Subsidiaries, taken as a whole.

         Section 7.7       Employee Benefit Plans.

                  (a) For purposes hereof, the term "Benefit Plan" shall mean any plan maintained currently by AFG or any Subsidiary of AFG for the benefit of employees, former employees or Directors of AFG or any Subsidiary of AFG.

                  (b) With respect to each Benefit Plan which is an employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA"), other than any such plan that meets the "top-hat" exception under Section 201(12) of ERISA (a "Qualified Benefit Plan"): (i) either the IRS has issued a determination letter which determined that such Qualified Benefit Plan satisfied the requirements of
Section 401(a) of the Code, as amended, such determination letter has not been revoked or threatened to be revoked by the IRS and the scope of such determination letter is complete, or a determination letter will be applied for from the IRS within the appropriate time periods of the Internal Revenue Code of 1986 (the "Code"); (ii) such Qualified Benefit Plan is in compliance with all qualification requirements of Section 401(a) of the Code; (iii) no application has been made to the IRS under the voluntary compliance resolution program or the walk-in closing agreement program and no circumstance or condition exists which would qualify as a subject matter of such a filing; and (iv) such Qualified Benefit Plan has been operated in compliance with all notice, reporting and disclosure requirements of ERISA which apply to employee pension benefit plans;

                  (c) With respect to each Benefit Plan: (i) to the extent such Benefit Plan is intended to provide benefits to plan participants that are not subject to federal income tax so long as specific provisions of the Code are met, such Benefit Plan currently meets such Code provisions; (ii) such Benefit Plan has been operated in compliance with all applicable notice, reporting and disclosure requirements of ERISA and the Code (including but not limited to the filing of timely Forms 5500); (iii) such Benefit Plan, if a group health plan subject to the requirements of Section 4980B of the Code or Sections 601 through 608 of ERISA, has been operated in compliance with such requirements; and (iv) there is not now, and never has been, any "unrelated business taxable income" as defined in Section 512 through 514 of the Code.

                  (d) No prohibited transaction under Section 408 of ERISA has occurred with respect to any Benefit Plan which would result, with respect to any person, in (i) the imposition, directly or indirectly, of an excise tax under Section 4975 of the Code or (ii) fiduciary liability under Section 409 of ERISA.

                  (e) No actions, suits or claims (other than routine claims for benefits not subject to challenge by the plan administrator) are pending or threatened against any Benefit Plan or against AFG or any affiliate of AFG with respect to any Benefit Plan.

                  (f) AFG and affiliates of AFG (or any pension plan maintained by any of them) have not incurred any material liability to the Pension Benefit Guaranty Corporation ("PBGC") or the IRS with respect to any Benefit Plan which is a defined pension plan, except for the payment of PBGC premiums, all of which if due prior to the date of this Agreement have been fully paid, and no PBGC reportable event under Section 4043(b) of ERISA has occurred with respect to any such pension plan.

                  (g) AFG or a subsidiary of AFG has all power and authority necessary to amend or terminate each Benefit Plan without incurring any penalty or liability provided that, in the case of an employee pension benefit plan (as defined in Section 3(2) of ERISA), benefits accrued as of the date of amendment or termination are not reduced.

         Section 7.8       Taxes and Tax Returns

         AFG and each of its Tax Subsidiaries (collectively, the "Group") has timely filed or been included in all tax returns, declarations, reports, estimates, information returns, statements and other material returns (collectively, "Returns") relating to Taxes (as hereinafter defined) required to be filed under U.S. federal, state, local or any foreign laws (taking into account any extensions of time for filing such Returns). The Group has paid or made provision for (by a tax accrual or tax reserve on the most recent consolidated balance sheets of the Group (the "Balance Sheets") contained in the AFG SEC Filings, which accruals or reserves have been recorded in accordance with GAAP), all Taxes (except for such Taxes which if not so paid or provided for would not, in the aggregate, have a material adverse effect on the financial condition of AFG and its Subsidiaries, taken as a whole) in respect of all taxable periods or portions thereof ending on or before the date of the Balance Sheets. There are no material liens for Taxes upon the assets of the Group except liens for Taxes not yet due. The Group is not delinquent in the payment of any federal income or other Taxes and, except as set forth in Schedule 7.8 of the AFG Disclosure Schedule, there are no outstanding deficiencies, assessments or written proposals for assessment of federal income or other Taxes proposed, asserted or assessed against the Group. Except as set forth in the AFG Financial Statements or in Schedule 7.8 of the AFG Disclosure Schedule, no waivers are presently open for the statute of limitations for the assessment of federal income taxes for any consolidated federal income tax return of the Group. Except as set forth in the AFG Financial Statements or in Schedule 7.8 of the AFG Disclosure Schedule, no federal, state, local or foreign audits or other administrative proceedings or court proceedings which are material to the financial condition of the Group, taken as a whole, are presently pending with regard to any Taxes or Returns of the Group. As used herein, "Taxes" means (A) all net income, gross income, gross receipts, sales, use, transfer, franchise, profits, withholding, payroll, employment, excise, severance, property or windfall profits taxes, or other taxes of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) upon the Group with respect to all periods or portions thereof ending on or before the AFC Merger Effective Time and/or (B) any liability of the Group for the payment of any amounts of the type described in the immediately preceding clause (A) as a result of being a member of an affiliated or combined group.

         Section 7.9       Compliance with Applicable Law.

                  Each of AFG and its Subsidiaries holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of its business under and pursuant to all, and has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any federal, state or local governmental authority relating to AFG or any of its Subsidiaries (other than where such default or noncompliance would not result in a material limitation on the conduct of the business of AFG or any of its Subsidiaries, or not cause AFG or any of its Subsidiaries to incur material financial penalty, or would not be likely to otherwise have a material adverse effect on the business, operations or financial condition of AFG and its Subsidiaries taken as a whole) and none of AFG or any of its Subsidiaries has received written notice of violation of, or knows of any violation of, any of the above.

         Section 7.10      Environmental Protection.

                  (a)      Except as set forth in the AFG SEC Filings or
Schedule 7.10 of the AFG Disclosure Schedule:

                           (i)      Each of AFG and its Subsidiaries is, in all
material respects, in compliance with all Environmental Laws (as hereinafter defined) and has not received any communication within the last three years from a governmental authority that alleges that AFG or any of its Subsidiaries is not in such full compliance;

                           (ii)     There is no Environmental Claim (as
hereinafter defined) pending or, to AFG's best knowledge, threatened against AFG or any of its subsidiaries or, to AFG's knowledge, pending or, to AFG's best knowledge, threatened against any person or entity whose liability for any Environmental Claim AFG or any of its Subsidiaries has retained or assumed either contractually or by operation of law; and

                           (iii)    Except to the extent the same would not have
a material adverse effect on the financial condition of AFG and its Subsidiaries, taken as a whole, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge or disposal of any Material of Environmental Concern (as hereinafter defined), that could reasonably be expected to result in any Environmental Claim against AFG or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim AFG or any of its subsidiaries has retained or assumed either contractually or by operation of law.

                  (b) "Environmental Claim" means any written notice by any governmental or regulatory agency, authority or instrumentality, or by any third-party, alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) the presence, or release into the environment, of any Material of Environmental Concern at any location, whether or not owned by AFG or any of its Subsidiaries, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Laws.

                  (c) "Environmental Laws" means all federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), including, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

                  (d) "Materials of Environmental Concern" means any substance, material or waste which is regulated by any governmental authority, including, without limitation, any material, substance or waste which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "hazardous chemical," "extremely hazardous waste," "restricted hazardous waste," "contaminant," "toxic waste," "pollutant," "biological agent" or "toxic substance" under any law, ordinance, rule, regulation or guideline, including, but not limited to, petroleum, petroleum products, asbestos, urea formaldehyde, mold, radon, biological organisms and polychlorinated biphenyls.

         Section 7.11      Merger Consideration.

                  The AFG Common Stock to be issued to the holders of Series J Preferred Stock pursuant to this Agreement and the AFC Merger at Closing shall, when issued, be duly authorized, validly issued, fully paid and nonassessable and listed on the New York Stock Exchange.


                                   ARTICLE 8.
                    REPRESENTATIONS AND WARRANTIES OF HOLDING

         Holding represents and warrants to AFG as follows:

         Section 8.1       Organization and Qualification.

                  Holding is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and has all requisite corporate power and authority to own, lease or operate the properties it purports to own, lease or operate and to carry on its business as it is now being conducted. Holding is duly qualified or licensed as a foreign corporation to do business and is in good standing (or the local law equivalent) in each jurisdiction where the property owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing which would not have a material adverse effect on the business, operations or financial condition of Holding.

         Section 8.2       Capitalization.

         The authorized capital stock of Holding consists of Eight Hundred Fifty
(850) shares of common stock, no par value, which is the Holding Common Stock, and One Thousand One Hundred Fifty (1,150) shares of preferred stock, no par value per share. As of the date of this Agreement, One Hundred (100) shares of Holding Common Stock were issued and outstanding, all of which were directly held by AFG. No shares of Holding preferred stock are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Holding Common Stock are validly issued, fully paid and non-assessable and are not subject to, nor are they issued in violation of, any preemptive rights. Except as contemplated by this Agreement, there are no outstanding subscriptions, warrants, calls, rights, convertible securities or other agreements or commitments obligating Holding to issue, transfer, sell, presently or in the future, any shares of capital stock.

         Section 8.3       Authority Relative to this Agreement.

         Holding has the corporate power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Holding and the consummation by Holding of the transactions contemplated hereby, specifically including the Holding Merger, have been duly and validly authorized by the Board of Directors of Holding and shall be duly and validly authorized by AFG as the sole stockholder of Holding, and no other corporate proceedings on the part of Holding are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

         Section 8.4       Consents and Approvals; No Violation.

         Except in the case of clauses Section 8.4(b) through Section 8.4(d) below, as set forth in Section 8.4 of the Disclosure Schedule previously delivered by Holding to AFG (the "Holding Disclosure Schedule") and for such failure to obtain consents, approvals, authorizations or permits for, or make filings with or notifications to, or violations, conflicts, breaches, defaults, terminations, accelerations and rights of termination, cancellation, amendment or acceleration which, individually or in the aggregate, would not have a material adverse effect on the business, operations or financial condition of Holding, none of the execution and delivery of this Agreement by Holding, the consummation by Holding of the transactions contemplated hereby or compliance by Holding of any the provisions hereof with: (a) conflict with or result in a breach of any provision of the charter or bylaws of Holding; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) pursuant to the Exchange Act, the Securities Act and the securities or "blue sky" laws of certain states, and (ii) for filing a certificate of merger under the Ohio General Corporation Law; (c) violate or conflict with any judgment, order, writ, injunction, decree, statute, rule or regulation applicable to Holding or any of its assets; or (d) conflict with, result in the breach of any provisions of, constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in a termination of, accelerate the performance required by, give to any third party any right of termination, cancellation, amendment or acceleration under, or result in the creation of a lien, security interest, charge or other encumbrance of any of the assets of Holding pursuant to, any note, bond, mortgage, indenture, license, lease, agreement or other instrument or obligation to which Holding is a party or by which Holding or any of its assets may be bound or affected.

                                   ARTICLE 9.
                      REPRESENTATIONS AND WARRANTIES OF AFG
                      IN CONNECTION WITH THE HOLDING MERGER

         AFG represents and warrants to Holding as follows:

         Section 9.1       Organization and Qualification.

                  AFG is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and has all requisite corporate power and authority to own, lease or operate the properties that it purports to own, lease or operate and to carry on its business as it is now being conducted. AFG is duly qualified or licensed as a foreign corporation to do business and is in good standing (or the local law equivalent) in each jurisdiction where the property owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing which would not have a material adverse effect on the business, operations or financial condition of AFG and its Subsidiaries, taken as a whole.

         Section 9.2       Authority Relative to this Agreement.

                  AFG has the corporate power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by AFG and the consummation by AFG of the transactions contemplated hereby, specifically including the Holding Merger, have been duly and validly authorized by the Board of Directors of AFG. No other corporate proceedings on the part of AFG are necessary to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by AFG and, assuming the due authorization, execution and delivery of this Agreement by each of the other parties hereto, constitutes a legal, valid and binding agreement of AFG, enforceable against AFG in accordance with its terms.

         Section 9.3       Consents and Approvals; No Violation.

                  Except, in the case of clauses Section 9.3(b) through Section 9.3(d) below, as set forth in Section 9.3 of the AFG Disclosure Schedule, and for such failure to obtain consents, approvals, authorizations or permits for, or make filings with or notifications to, or such violations, conflicts, breaches, defaults, terminations, accelerations and rights of termination, cancellation, amendment or acceleration which, individually or in the aggregate, would not have a material adverse effect on the business, operations or financial condition of AFG and its Subsidiaries, taken as a whole, none of the execution and delivery of this Agreement by AFG, the consummation by AFG of the transactions contemplated hereby or compliance by AFG or any of its Subsidiaries with any of the provisions hereof will: (a) conflict with or result in a breach of any provision of the charter or bylaws of AFG or any Subsidiary of AFG; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) pursuant to the Exchange Act, the Securities Act and the securities or "blue sky" laws of certain states, and (ii) for filing a certificate of merger under the Ohio General Corporation Law; (c) violate or conflict with any judgment, order, writ, injunction, decree, statute, rule or regulation applicable to AFG or any of its Subsidiaries or any of their respective assets; or (d) conflict with, result in a breach of any provisions of, constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in a termination of, accelerate the performance required by, give to any third party any right of termination, cancellation, amendment or acceleration under, or result in the creation of a lien, security interest, charge or other encumbrance on any of the assets of AFG or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, license, lease, agreement or other instrument or obligation to which AFG or any of its Subsidiaries is a party or by which AFG or any of its Subsidiaries or any of their respective assets may be bound or affected.

                                   ARTICLE 10.
                              ADDITIONAL AGREEMENTS

         Section 10.1      Access to Information.

                  (a) From the date of this Agreement, AFC and AFG shall, and shall cause their respective authorized officers, directors, employees, auditors, agents and Subsidiaries, and the authorized officers, directors, employees, auditors and agents of their respective Subsidiaries, to, give to the other party and its authorized officers, employees, counsel, advisors and representatives full access to all authorized officers, employees, agents, properties, offices and other facilities and to all books and records of it and its Subsidiaries and shall furnish the other party with such financial, operating and other data and information as such other party, through its authorized officers, employees, agents or representatives, may from time to time reasonably request.

         Section 10.2      Public Announcements.

                  AFC and AFG shall promptly issue a joint press release to announce the execution and delivery of this Agreement. Thereafter, AFC and AFG shall consult with each other before issuing any press release or otherwise making any public statements with respect to any of the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law.

         Section 10.3      Best Efforts.

                  Subject to the terms and conditions herein provided, each of the parties hereto shall use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to obtain in a timely manner all waivers, consents and approvals of, and to make all filings with and notifications to, any third parties as are necessary in order to consummate the transactions contemplated by this Agreement. Each party hereto shall have the right to review and approve in advance all characterizations of it and its Subsidiaries which appear in any filing made in connection with the transactions contemplated by this Agreement with any governmental body. In exercising the foregoing right, the parties hereto shall act as promptly as possible.

         Section 10.4      Rule 145.

                  AFC will use all reasonable efforts to cause each holder of Series J Preferred who or that is an affiliate of AFC to deliver to AFG prior to the AFC Merger Effective Time a written agreement, substantially in the form of
Exhibit 10.4 hereto, that such affiliate will not offer to sell, sell or otherwise dispose of any AFG Common Stock issued to such affiliate in connection with the AFC Merger otherwise than within the limits and in accordance with the provisions of Rule 145 under the Securities Act, as such rule may be amended from time to time, or except in a transaction that, in the opinion of legal counsel reasonably satisfactory to AFG, is exempt from registration under the Securities Act.

         Section 10.5      Post Merger Matters.

         If at any time after the AFC Merger Effective Time or the Holding Merger Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action.

         Section 10.6      Survival of Indemnification for Directors and
Officers.

         To the fullest extent not prohibited by law, from and after each of the AFC Merger Effective Time and the Holding Merger Effective Time, all rights to indemnification and to advancement of expenses as of the date hereof in favor of the employees, agents, directors or officers of AFC or Holding with respect to their activities as such prior to the AFC Merger Effective Time or the Holding Merger Effective Time, as provided in their respective Articles or Regulations, in effect on the date thereof or otherwise in effect on the date hereof, shall survive the AFC Merger and the Holding Merger, as the case may be, and shall continue in full force and effect for a period of not less than six years from the AFC Merger Effective Time and the Holding Merger Effective Time as the case may be.

                                  ARTICLE 11.
                  CONDITIONS TO CONSUMMATION OF THE AFC MERGER

         Section 11.1      Conditions to the Obligations of Each Party.

                  The respective obligations of AFC and AFG to effect the AFC Merger are subject to the satisfaction, at or prior to the AFC Merger Effective Time, of the following conditions:

                  (a) There shall not be in effect: (i) any judgment, injunction, decree or order issued by any federal, state or local court or arbitrator of competent jurisdiction; or (ii) any statute, rule, regulation or order enacted or promulgated by any federal, state or local, legislative, administrative or regulatory body of competent jurisdiction, that in either of cases (i) or (ii) prohibits or restricts the consummation of the transactions contemplated hereby or makes such consummation illegal or restricts in any material respect or prohibits the effective operation of the business of AFC or AFG and its Subsidiaries after the consummation of the AFC Merger;

                  (b) The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending such effectiveness shall have been issued or proceedings for such purpose shall have been instituted;

                  (c) This Agreement and the AFC Merger hereby contemplated shall have been adopted and/or approved by the requisite affirmative vote of a majority of the voting power of AFC and, in a separate class vote, by the affirmative vote of the holders of a majority of the shares of Series J Preferred outstanding and by the affirmative vote of the holders of a majority of the Series J Preferred voting on the matter excluding any shares of Series J Preferred beneficially owned by AFG, any director or executive officer of AFG, the spouses and unemancipated children of any such AFG director or executive officer, Carl H. Lindner, Jr., the siblings or children of Carl H. Lindner, Jr. or the spouses and unemancipated children of Carl H. Lindner, Jr. or of any of his siblings or children;

                  (d) Either the consent of the Required Lenders (as defined in the Credit Agreement) shall have been obtained or the Credit Agreement dated as of November 25, 2002 among AFG, AFC Holding and AFC and Fleet National Bank, for itself or as Administrative Agent for the Lenders, Bank of America, N.A., for itself and as syndication agent for the Lenders, Key Bank National Association, for itself and as documentation agent for the Lenders (the "Credit Agreement") shall have been revised, in either case to permit the merger of AFC to AFG;

                  (e)      The Holding Merger shall have been consummated; and,

                  (f) Delivery to AFG and to the Special Committee of the legal opinion of Akin, Gump, Strauss, Hauer & Feld LLP as to tax matters.

         Section 11.2      Additional Conditions to the Obligations of AFC.

                  The obligation of AFC to consummate the AFC Merger is further subject to the satisfaction (or waiver by AFC), at or prior to the AFC Merger Effective Time, of the following conditions:

                  (a) AFC and AFG shall have performed in all material respects all their respective obligations hereunder required to be performed by them at or prior to the Closing;

                  (b) The representations and warranties of AFG contained in this Agreement and in any certificate or other writing delivered by AFG pursuant hereto which are qualified by the term "material" or "materiality" shall be true and correct in all respects, and all other representations and warranties of AFG contained in this Agreement and in any certificate or other writing delivered by AFG pursuant hereto shall be true and correct in all material respects, at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except as to any representation or warranty which specifically relates to an earlier date);

                  (c)      AFC shall have received the deliveries described in
Section 5.2(b) and all agreements included in such deliveries shall have been duly executed and delivered by all parties thereto;

                  (d) AFC shall have received all documents it may reasonably request relating to the existence of AFG and its corporate authority for this Agreement, all in form and substance reasonably satisfactory to AFC;

                  (e) Any and all material permits, consents, waivers, clearances, approvals and authorizations of and filings with all third parties and governmental bodies shall have been obtained which are required to consummate the transactions contemplated hereby;

                  (f) AFG shall have caused to be delivered to AFC a "bringdown" certificate executed by any one (1) of its Chief Executive Officers or Co-Presidents or the Chief Financial Officer in their respective corporate capacities and not in their individual capacities, dated the date on which the Registration Statement (or last amendment thereto) shall become effective and dated the date of the AFC Merger Effective Time, and addressed to AFC, in form and substance customary in transactions of the nature contemplated hereby;

                  (g) AFC shall have received a favorable "fairness opinion" from an investment banking firm in form and substance customary in transactions of the nature contemplated hereby and acceptable to AFC Special Committee; and,

                  (h) The shares of AFG Common Stock to be received as AFC Merger Consideration shall have been listed on the New York Stock Exchange.

         Section 11.3      Additional Conditions to the Obligations of AFG.

                  The obligation of AFG to consummate the AFC Merger are further subject to the satisfaction (or waiver by AFG), at or prior to the AFC Merger Effective Time, of the following conditions:

                  (a) AFC shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing;

                  (b) The representations and warranties of AFC contained in this Agreement and in any certificate or other writing delivered by AFC pursuant hereto which are qualified by the term "material" or "materiality" shall be true and correct in all respects, and all other representations and warranties of AFC contained in this Agreement and in any certificate or other writing delivered by AFC pursuant hereto shall be true and correct in all material respects, at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except as to any representation or warranty which specifically relates to an earlier date);

                  (c)      AFG shall have received the deliveries described in
Section 5.2(a) and all agreements included in such deliveries and in the deliveries described in Section 5.2(b) shall have been duly executed and delivered by all parties thereto;

                  (d) AFG shall have received all documents they may reasonably request relating to the existence of AFC and its corporate authority for this Agreement, all in form and substance reasonably satisfactory to AFG;

                  (e) Any and all material permits, consents, waivers, clearances, approvals and authorizations of and filings with all third parties and governmental bodies shall have been obtained which are required (i) to consummate the transactions contemplated hereby or (ii) to prevent a breach, default or right of termination under any agreement to which AFC is a party or by which it is bound caused by consummation of the transactions contemplated hereby;

                  (f) AFC shall have caused to be delivered to AFG a "bringdown" certificate executed by any one (1) of its executive officers in their respective corporate capacities and not in their individual capacities, dated the date on which the Registration Statement (or last amendment thereto) shall become effective and dated the date of the AFC Merger Effective Time, and addressed to AFG, in form and substance customary in transactions of the nature contemplated hereby; and,

                  (g) All necessary consents or permits from or filings with state securities commissions shall have been obtained or made.

                                  ARTICLE 12.
                CONDITIONS TO CONSUMMATION OF THE HOLDING MERGER

         Section 12.1      Conditions to the Obligations of Each Party.

                  The respective obligations of AFG and Holding to effect the Holding Merger are subject to the satisfaction, at or prior to the Holding Merger Effective Time, of the following condition:

         There shall not be in effect: (i) any judgment, injunction, decree or order issued by any federal, state or local court or arbitrator of competent jurisdiction; or (ii) any statute, rule, regulation or order enacted or promulgated by any federal, state or local, legislative, administrative or regulatory body of competent jurisdiction, that in either of cases (i) or (ii) prohibits or restricts the consummation of the transactions contemplated hereby or makes such consummation illegal or restricts in any material respect or prohibits the effective operation of the business of AFC or AFG and its Subsidiaries after the consummation of the Holding Merger.

         Section 12.2      Additional Conditions to the Obligations of Holding.

                  The obligation of Holding to consummate the Holding Merger is further subject to the satisfaction (or waiver by Holding), at or prior to the Holding Merger Effective Time, of the following conditions:

                  (a) AFG shall have performed in all material respects all its respective obligations hereunder required to be performed by it at or prior to the Closing;

                  (b) The representations and warranties of AFG contained in this Agreement and in any certificate or other writing delivered by AFG pursuant hereto which are qualified by the term "material" or "materiality" shall be true and correct in all respects, and all other representations and warranties of AFG contained in this Agreement and in any certificate or other writing delivered by AFG pursuant hereto shall be true and correct in all material respects, at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except as to any representation or warranty which specifically relates to an earlier date);

                  (c) Holding shall have received the deliveries described in Section 4.2(b) and all agreements included in such deliveries shall have been duly executed and delivered by all parties thereto;

                  (d) Holding shall have received all documents it may reasonably request relating to the existence of AFG and its corporate authority for this Agreement, all in form and substance reasonably satisfactory to Holding; and,

                  (e) Any and all material permits, consents, waivers, clearances, approvals and authorizations of and filings with all third parties and governmental bodies shall have been obtained which are required to consummate the transactions contemplated hereby.

         Section 12.3      Additional Conditions to the Obligations of AFG.

                  The obligation of AFG to consummate the Holding Merger are further subject to the satisfaction (or waiver by AFG), at or prior to the Effective Time, of the following conditions:

                  (a) Holding shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing;

                  (b) The representations and warranties of Holding contained in this Agreement and in any certificate or other writing delivered by Holding pursuant hereto which are qualified by the term "material" or "materiality" shall be true and correct in all respects, and all other representations and warranties of Holding contained in this Agreement and in any certificate or other writing delivered by Holding pursuant hereto shall be true and correct in all material respects, at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except as to any representation or warranty which specifically relates to an earlier date);

                  (c)      AFG shall have received the deliveries described in
Section 4.2(a) and all agreements included in such deliveries and in the deliveries described in Section 4.2(b) shall have been duly executed and delivered by all parties thereto;

                  (d) AFG shall have received all documents it may reasonably request relating to the existence of Holding and its corporate authority for this Agreement, all in form and substance reasonably satisfactory to AFG;

                  (e) Any and all material permits, consents, waivers, clearances, approvals and authorizations of and filings with all third parties and governmental bodies shall have been obtained which are required (i) to consummate the transactions contemplated hereby or (ii) to prevent a breach, default or right of termination under any agreement to which Holding is a party or by which it is bound caused by consummation of the transactions contemplated hereby.

                                  ARTICLE 13.
                         TERMINATION; AMENDMENTS; WAIVER

         Section 13.1      Termination.

                  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time notwithstanding approval hereof by the holders of the Series J Preferred, but prior to the AFC Merger Effective
Time:

                  (a) By the mutual written consent of the Board of Directors of each of AFC (acting through the Special Committee), AFG and Holding; or

                  (b) By AFC (acting through the Special Committee), on the one hand, or AFG, on the other, if the transactions contemplated hereby shall not have been consummated by December 31, 2003; provided, however, that the right to terminate this Agreement under this Section 13.1(b) shall not be available to any party, failure of which to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the AFC Merger Effective Time to occur on or before such date; or

                  (c) By either AFC (acting through the Special Committee), on the one hand, or AFG, on the other, if a court of competent jurisdiction in the United States or any state thereof or other United States governmental, regulatory or administrative body shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties agree to use their best efforts through appeals and otherwise to vacate) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

                  (d) By either AFG or AFC (acting through the Special Committee) if the shareholders of AFC do not approve the transactions contemplated by this Agreement; or

                  (e) By either AFC (acting through the Special Committee) or AFG if, in the case of AFC, AFG materially breaches a warranty, representation or covenant contained herein not cured within fifteen (15) days after notice of such breach is received or suffers a material adverse change to the business, operations or financial condition of AFG and its Subsidiaries, taken as a whole, or, in the case of AFG, AFC materially breaches a warranty, representation or covenant contained herein not cured within fifteen (15) days after notice of such breach is received or suffers a material adverse change to its business, operations or financial condition, taken as a whole; or

                  (f) By AFC (acting through the Special Committee) if there shall have occurred any events, changes or developments (other than any information specifically provided by AFC (acting through the Special Committee) for inclusion in the Proxy Statement/Prospectus being or becoming false or materially misleading) which, individually or in the aggregate, have materially adversely affected, or are reasonably likely to materially adversely affect, the financial condition of AFG and its Subsidiaries, taken as a whole; or

                  (g) By AFC if the Special Committee determines, after consultation with and based on the written advice of its legal counsel, that as a result of an event or condition which (i) existed prior to the date of this Agreement and should have been disclosed in the AFG SEC Filings but was not so disclosed or (ii) occurs on or after the date of this Agreement (other than any information specifically provided by AFC (acting through the Special Committee) for inclusion in the Proxy Statement/Prospectus being or becoming false or materially misleading), the Special Committee would violate its fiduciary duties in accordance with applicable law if AFC (acting through the Special Committee) did not terminate this Agreement; or

                  (h) By AFG, if the Average Closing Price of AFG Common Stock shall be less than Nineteen Dollars ($19.00).

                  In the event of the termination of this Agreement pursuant to the terms of this Section 13.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of either party hereto, except that: (A) the provisions of this Section 13.1 and Section 14.6 hereof shall survive any such termination and shall continue to be binding on the parties hereto; and (B) nothing contained in this Section 13.1 shall relieve any party from any liability, if any, for any termination of this Agreement under paragraphs (d) and (e) above. Notwithstanding the foregoing, AFG shall not assert any claim or action against AFC (or any of its directors, officers, shareholders or agents) or against any third party, including any action based on tort or other extra-contractual theories of law or equity, that arises from or is based upon any act that interferes or allegedly interferes with this Agreement or that results in the termination of this Agreement pursuant to
Section 13.1(g) hereof.

         Section 13.2      Amendment.

                  This Agreement may be amended by the parties hereto (in the case of AFC, acting through the Special Committee) at any time before or after adoption of this Agreement by the shareholders of AFC but, after any such approval by the shareholders of AFC, no amendment shall be made which adversely affects the rights of the holders of Series J Preferred hereunder without the approval of the holders of Series J Preferred. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by all the parties hereto that expressly states that it amends, modifies or supplements this Agreement.

         Section 13.3      Extension; Waiver.

                  At any time prior to the Closing, any party hereto (in the case of AFC, acting through the Special Committee) may: (i) extend the time for the performance of any of the obligations or other acts of any other party hereto; (ii) waive any inaccuracies in the representations and warranties contained herein by any other party or in any document or writing delivered pursuant hereto by such other party; or (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.


                                  Article 14.
                                  MISCELLANEOUS

         Section 14.1 Survival of Representations, Warranties, Covenants and Agreements.

                  Other than any covenant or agreement herein, the nature of which is to be performed after the Closing, and the representations and warranties of AFG set forth in Section 7.5 hereof (which shall survive the AFC Merger Effective Time for a period of twelve (12) months), the representations, warranties, covenants and agreements made in this Agreement or in any certificate or Disclosure Schedule delivered pursuant to the provisions of this Agreement shall only survive until the AFC Merger Effective Time or the Holding Merger Effective Time, as applicable.

         Section 14.2      Entire Agreement; Assignment.

                  This Agreement (including the Disclosure Schedules, Exhibits and Annexes hereto) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement may not be assigned, by operation of law or otherwise, by any of the parties hereto without the prior written consent of each of the other parties hereto. Any such purported assignment undertaken or occurring without such consent shall be null and void and of no legal force and effect.

         Section 14.3      Validity.

                  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any of the other provisions of this Agreement, each of which shall remain in full force and effect.


         Section 14.4      Notices.

                  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by cable, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

                  If to AFG, to:

                           AMERICAN FINANCIAL GROUP, INC.
                           900 Provident Tower
                           One East Fourth Street
                           Cincinnati, Ohio  45202
                           Attention:  Carl H. Lindner
                           Telephone:  (513) 579-2121
                           Facsimile:  (513) 579-2580

                  with a required copy (which shall not constitute notice) to:

                           AMERICAN FINANCIAL GROUP, INC.
                           900 Provident Tower
                           One East Fourth Street
                           Cincinnati, Ohio  45202
                           Attention:  James C. Kennedy, Esq.
                           Telephone:  (513) 579-2538
                           Facsimile:  (513) 579-0108

                                    - and -

                           KEATING, MUETHING & KLEKAMP, PLL
                           1400 Provident Tower
                           One East Fourth Street
                           Cincinnati, Ohio  45202
                           Attention:  Edward E. Steiner, Esq.
                           Telephone:  (513) 579-6468
                           Facsimile:  (513) 579-6578

                  If to AFC, to:

                           AMERICAN FINANCIAL CORPORATION
                           900 Provident Tower
                           One East Fourth Street
                           Cincinnati, Ohio  45202
                           Attention:  Joseph P. Tomain
                           Telephone:  (513)
                           Facsimile:  (513)

                  with a required copy (which shall not constitute notice) to:

                           TAFT, STETTINIUS & HOLLISTER LLP
                           1800 U.S. Bank Tower
                           425 Walnut Street
                           Cincinnati, Ohio 45202-3957
                           Attention:  Timothy E. Hoberg, Esq.
                           Telephone:  (513) 381-2838
                           Facsimile:  (513) 381-0205

                                    - and -

                           KEATING, MUETHING & KLEKAMP, PLL
                           1400 Provident Tower
                           One East Fourth Street
                           Cincinnati, Ohio  45202
                           Attention:  Edward E. Steiner, Esq.
                           Telephone:       (513) 579-6468
                           Facsimile:       (513) 579-6578


                  If to Holding, to:

                           AFC HOLDING COMPANY
                           900 Provident Tower
                           One East Fourth Street
                           Cincinnati, Ohio  45202
                           Attention:  Carl H. Lindner
                           Telephone:  (513) 579-2121
                           Facsimile:  (513) 579-2580
                  with a required copy (which shall not constitute notice) to:

                           AMERICAN FINANCIAL GROUP, INC.
                           900 Provident Tower
                           One East Fourth Street
                           Cincinnati, Ohio  45202
                           Attention:  James C. Kennedy, Esq.
                           Telephone:  (513) 579-2538
                           Facsimile:  (513) 579-0108

                                    - and -

                           KEATING, MUETHING & KLEKAMP, PLL
                           1400 Provident Tower
                           One East Fourth Street
                           Cincinnati, Ohio  45202
                           Attention:  Edward E. Steiner, Esq.
                           Telephone:       (513) 579-6468
                           Facsimile:       (513) 579-6578


or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above (provided, that notice of any change of address shall be effective only upon receipt thereof).

         Section 14.5      Governing Law.

                  This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, regardless of the internal substantive laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         Section 14.6      Expenses.

                  All expenses incurred by any party hereto in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

         Section 14.7      Interpretation.

                  (a) The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

                  (b) The term "Subsidiary" when used herein with respect to any person means: (i) any corporation, partnership or other business association or entity in which such person has a majority equity interest; (ii) any other corporation, partnership, limited liability company or other business association or entity which is consolidated with such person for financial reporting purposes; or (iii) Infinity Property and Casualty Corporation with respect to any period prior to February 18, 2003. For purposes of Section 7.8, the term "Tax Subsidiary" means any Subsidiary of AFG that meets the definition of an affiliated group member as set forth in Section 1504(a) of the Internal Revenue Code (without regard to Section 1504(b)(2) thereof). The term "person" when used herein means any individual, corporation, partnership, joint venture, trust, unincorporated association or other entity of any nature whatsoever. The term "knowledge" when used herein with respect to AFG or AFC means actual knowledge or actually knowing after due inquiry within AFG or AFC, as the case may be, and their respective Subsidiaries (which due inquiry each party undertakes to make).

         Section 14.8      Counterparts.

                  This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

         Section 14.9      Parties in Interest.

                  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.


                       THIS SPACE INTENTIONALLY LEFT BLANK

         IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officer thereunto duly authorized as of the day and year first above written.

                               AMERICAN FINANCIAL GROUP, INC.



                               By:
                                  ---------------------------------------------
                                        James C. Kennedy
                                        Vice President, Deputy General Counsel
                                           & Secretary

                               AFC HOLDING COMPANY



                               By:
                                  ---------------------------------------------
                                        James C. Kennedy
                                        Vice President, Deputy General Counsel
                                           & Secretary

                               AMERICAN FINANCIAL CORPORATION



                               By:
                                  ---------------------------------------------
                                        Karl J. Grafe
                                        Assistant Secretary

                                                                         Annex B

[LETTER HEAD]

DUFF & PHELPS, LLC



October 1, 2003

Special Committee of the Board of Directors
American Financial Corporation
c/o Taft, Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH  45202-0205

Dear Members of the Special Committee:

We understand that American Financial Group, Inc., an Ohio corporation ("AFG"), AFC Holding Company, an Ohio corporation and wholly owned subsidiary of AFG ("Holding"), and American Financial Corporation, an Ohio corporation and majority owned subsidiary of Holding ("AFC" or the "Company") have proposed a merger of AFC with and into AFG, and immediately prior thereto, a merger of Holding with and into AFG (the "Merger"). Currently, AFG owns 100% of the common stock and 79% of the voting equity securities of AFC. AFC has one series of publicly held voting preferred stock (the "Series J Preferred Stock"), which represents the other 21% of AFC's voting securities.

We further understand, under the Amended and Restated Agreement and Plan of Reorganization dated [October 1, 2003] (the "Merger Agreement"), and pursuant to the merger of AFC with and into AFG, the Series J Preferred Stockholders will receive $26.00 per share in common stock of AFG ("AFG Common Stock"), calculated based on the average of the mean of the average daily high sales price and daily low sales price of AFG Common Stock for a 20-day period prior to the Merger, plus cash dividends accruing from November 1, 2003 to the effective time of the Merger (the "Transaction Consideration"). Additionally, in the event that the AFG Common Stock trades above $27.00 per share for a specified period prior to the Merger, certain adjustments will be made to the Transaction Consideration. Furthermore, pursuant to the Merger Agreement, the parties agreed that the closing of the Merger will not be held prior to November 2, 2003. Therefore, the $1.00 semi-annual dividend per share of Series J Preferred Stock payable on November 1, 2003 will be paid in cash on such date.

The Special Committee of the Board of Directors (the "Special Committee") of AFC has engaged Duff & Phelps, LLC ("Duff & Phelps") as its independent financial advisor to advise the Special Committee in connection with the contemplated Transaction Consideration to be received by the holders of shares of Series J Preferred Stock.

Special Committee of the Board of Directors
American Financial Corporation
October 1, 2003
Page 2


Specifically, Duff & Phelps has been asked to provide an opinion (the "Opinion") as to whether the Transaction Consideration to be received by the holders of shares of Series J Preferred Stock pursuant to the Merger Agreement is fair to the holders of such shares from a financial point of view.

In 2000, Duff & Phelps was engaged to provide certain limited financial advisory services to an affiliate of AFG, for which services we have received compensation.


SCOPE OF ANALYSIS

In conducting our analysis and arriving at our Opinion, we met with the senior management of AFC and AFG on May 14, 2003, in Cincinnati, Ohio, to discuss the history, current business operations, financial condition, future prospects, and strategic objectives of AFC, AFG, and their affiliates, as well as the anticipated effects of the Merger. In addition, we reviewed and analyzed, among other things:

         1. AFC's and AFG's historical financial statements and descriptive information, including: audited financial statements on SEC form 10K for the fiscal years ending on or about December 31, 2000 to 2002; unaudited financial statements on SEC form 10Q for the second quarter ended June 30, 2003; and certain other public filings and financial information prepared by AFC and AFG management.

         2. Pro forma financial statements prepared by AFC and AFG management reflecting the effect of the Merger on AFG's financial statements.

         3.       Form of Amended and Restated Agreement and Plan of
                  Reorganization.

         4.       AFC's Amended Articles of Incorporation.

         5. Historical stock prices and trading volume of the common stock of AFG, Great American Financial Resources, Inc. ("GAFRI"), and Infinity Property and Casualty ("Infinity").

         6. Historical stock prices and trading volume of the Series J Preferred Stock of AFC.

         7. Historical financial performance and valuation multiples of public companies deemed comparable to the AFG, GAFRI, and Infinity, respectively.

         8. Trading prices and yields for comparable publicly traded preferred stock securities based on issuer and security attributes, including credit quality, issuance size, and issuer industry.

Special Committee of the Board of Directors
American Financial Corporation
October 1, 2003
Page 3


         9. Discounted cash flow analyses on the Series J Preferred Stock by discounting, at various discount rates, the anticipated cash flows from the Series J Preferred Stock, including dividends and liquidation preference, based on yield data derived from our selected comparable publicly-traded preferred stock securities.

         10. Certain other relevant, publicly available information, including economic, industry, and investment information.


Duff & Phelps also took into account its assessment of general economic, market, and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent evaluation or appraisal of the properties, assets, liabilities or reserves of AFG or AFC, nor has Duff & Phelps conducted any independent actuarial or physical inspections.

In preparing its forecasts, performing its analysis, and rendering its Opinion with respect to the Merger, Duff & Phelps relied upon the accuracy and completeness of all information provided to it, whether obtained from public or private sources, including Company management, and has not assumed responsibility for independent verification of such information. With respect to Company-prepared financial forecasts, we have assumed they have been reasonably prepared in good faith on bases reflecting the best currently available estimates of AFC and AFG management. Duff & Phelps's Opinion further assumes that information supplied and representations made by AFC and AFG management are substantially accurate regarding AFC, AFG, and the terms of the Merger. None of AFC or AFG management, their boards, or the Special Committee placed any limitation upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its Opinion.

Duff & Phelps has prepared this Opinion effective as of October 1, 2003, and the Opinion is necessarily based upon market, economic, financial, and other conditions as they exist and can be evaluated as of such date.

It is understood that this Opinion is for the information of the Special Committee. Except as required under the disclosure requirements of the securities laws and applicable law or legal process, without our prior written consent, which consent will not be unreasonably withheld, this letter may not be quoted or referred to, in whole or in part, in any written document, or used for any other purpose.

Special Committee of the Board of Directors
American Financial Corporation
October 1, 2003
Page 4



CONCLUSION

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the Transaction Consideration to be received by holders of shares of Series J Preferred Stock pursuant to the Merger Agreement is fair to the holders of such shares from a financial point of view.

Respectfully submitted,












DUFF & PHELPS, LLC

                                                                 Annex C


Section 1701.84 Persons entitled to relief as dissenting shareholders.

   The following are entitled to relief as dissenting shareholders under section 1701.85 of the Revised Code:

   (A) Shareholders of a domestic corporation that is being merged or consolidated into a surviving or new entity, domestic or foreign, pursuant to section 1701.78, 1701.781 [1701.78.1], 1701.79, 1701.791 [1701.79.1], or
1701.801 [1701.80.1] of the Revised Code;

   (B) In the case of a merger into a domestic corporation, shareholders of the surviving corporation who under section 1701.78 or 1701.781 [1701.78.1] of the Revised Code are entitled to vote on the adoption of an agreement of merger, but only as to the shares so entitling them to vote;

   (C) Shareholders, other than the parent corporation, of a domestic subsidiary corporation that is being merged into the domestic or foreign parent corporation pursuant to section 1701.80 of the Revised Code;

   (D) In the case of a combination or a majority share acquisition, shareholders of the acquiring corporation who under section 1701.83 of the Revised Code are entitled to vote on such transaction, but only as to the shares so entitling them to vote;

   (E) Shareholders of a domestic subsidiary corporation into which one or more domestic or foreign corporations are being merged pursuant to section 1701.801 [1701.80.1] of the Revised Code.

Section 1701.85 Dissenting shareholder's demand for fair cash value of shares.

   (A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

   (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

   (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 [1701.80.1] of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

   (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

   (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

   (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

   (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

   (D)(1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

   (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

   (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

   (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

   (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

   (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

   (E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

         ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Ohio Revised Code, Section 1701.13(E), allows indemnification by the Registrant to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of the Registrant, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, against expenses, including judgment and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the Registrant, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to the Registrant unless deemed otherwise by the court. Indemnification may be authorized by a majority vote of a quorum of disinterested directors or upon the written opinion of independent counsel or by the shareholders or by court order. The Registrant's Code of Regulations extends such indemnification.

         The Registrant maintains, at its expense, Directors and Officers Liability and Company Reimbursement Liability Insurance. The Directors and Officers Liability portion of such policy covers all directors and officers of the Registrant and of the companies which are, directly or indirectly, more than 50% owned by the Registrant. The policy provides for payment on behalf of the directors and officers, up to the policy limits and after expenditure of a specified deductible, of all Loss (as defined) from claims made against them during the policy period for defined wrongful acts, which include errors, misstatements or misleading statements, acts or omissions and neglect or breach of duty by directors and officers in the discharge of their individual or collective duties as such. The insurance includes the cost of investigations and defenses, appeals and bonds and settlements and judgments, but not fines or penalties imposed by law. The insurance does not cover any claims arising out of acts alleged to have been committed prior to October 24, 1978. The insurer limit of liability under the policy is $175,000,000 in the aggregate for all losses each year subject to certain individual and aggregate deductibles. The policy contains various exclusions and reporting requirements.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         Exhibit
         Number          Description of Document
         -----------     ------------------------------------------------------

              2** Agreement and Plan of Reorganization and Merger among the Registrant, AFC Holding Company and American Financial Corporation (contained in Annex A to the proxy statement/prospectus)

              5**        Opinion of Keating, Muething & Klekamp, P.L.L.


              8** Opinion of Akin, Gump, Strauss, Hauer & Feld LLP as to tax matters


             12** Computation of ratios of earnings to fixed charges (incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 30, 2003)

           23.1**        Consent of Keating, Muething & Klekamp, P.L.L.
                         (contained in Exhibit 5)


           23.2** Consent of Akin, Gump, Strauss, Hauer and Feld LLP (contained in Exhibit 8)



           23.3          Consent of Independent Auditors




             24**        Powers of Attorney (contained on the signature page)

           99.1** Opinion of Duff & Phelps (contained in Annex B to the proxy statement/prospectus)


           99.2** Form of proxy for special meeting of American Financial Corporation

           99.3          Voting Agreements


         * Incorporated by reference from other documents filed with the Commission as indicated.

        ** Previously filed.


Item 22. Undertakings.

         The undersigned Registrant hereby undertakes as follows:

         To file, during any period in which offers or sales are being made, a post-effective amendment to this Amendment No. 1 to the Registration Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act,

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement for the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration

         Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" taking the effective registration statement.

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold in the termination of the offering.

         To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         To supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

         That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         That every prospectus (i) that is filed pursuant to paragraph 7 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it, other than indemnification pursuant to court order and not including any coverage under, or agreement to pay premiums for, any policy of insurance, is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cincinnati, State of Ohio, on the 6th day of October, 2003.


                               AMERICAN FINANCIAL GROUP, INC.



                               BY:      Carl H. Lindner
                                  ----------------------------------------------
                                        Carl H. Lindner
                                        Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                                     CAPACITY                                  DATE
------------------------------------     ---------------------------------------------    ---------------------------
          *                              Chairman of the Board of Directors                     October 7, 2003
---------------------------------        (principal executive officer)
 Carl H. Lindner


          *                              Director                                               October 7, 2003
---------------------------------
 Carl H. Lindner III


          *                               Director                                              October 7, 2003
---------------------------------
 S. Craig Lindner

          *                              Director                                              October 7, 2003
---------------------------------
 Theodore H. Emmerich



          *                              Director                                              October 7, 2003
---------------------------------
 James E. Evans



          *                              Director                                              October 7, 2003
---------------------------------
 Terry S. Jacobs



          *                              Director                                              October 7, 2003
---------------------------------
 William R. Martin



           *                             Director                                              October 7, 2003
---------------------------------
 William A. Shutzer



           *                             Director                                              October 7, 2003
---------------------------------
 William W. Verity



Fred Runk                                Senior Vice President and Treasurer                   October 7, 2003
---------------------------------             (principal financial officer and principal
     Fred J. Runk                             accounting officer)



*By: Karl J. Grafe                       Attorney-in-Fact                                      October 7, 2003
----------------------------------
     Karl J. Grafe